As filed with the Securities and Exchange Commission on November 9, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

REGULATION A OFFERING STATEMENT
Under
THE SECURITIES ACT OF 1933

COLUMBIA COMMERCIAL BANCORP
(Exact name of Issuer as specified in its charter)

OREGON	**6712**	**77-0587795**
(State or other jurisdiction of incorporation or organization)	*(Primary standard industrial classification code number)*	*(I.R.S. employer identification no.)*

314 East Main St., P.O. Box 725, Hillsboro, Oregon 97123 (503) 693-7500
(Address and telephone number of principal executive offices and principal place of business)

Rick A. Roby
President and Chief Executive Officer
314 East Main St., P.O. Box 725
Hillsboro, Oregon 97123
(503) 693-7500
(Name, address, and telephone number of agent for service)

Copies of communications to:

Gordon E. Crim, Esq.
Foster Pepper Tooze LLP
601 S.W. Second Ave., Suite 1800
Portland, Oregon 97204

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

The Exhibit Index appears on page 95

PART 1 – NOTIFICATION

Item 1. Significant Parties

(a) Directors. The directors of Columbia Commercial Bancorp ("the Issuer") are listed below. The business address of each such person is 314 East Main St., P.O. Box 725, Hillsboro, Oregon 97123. The residence addresses of such persons are provided below.

Name	Residence Address
Rick A. Roby	600 SE 26 Ave. Hillsboro, OR 97123
Donald B. Kane	14239 NW Mason Hill North Plains, OR 97133
Anita M. Sharman	4000 NE 109th Ave., #187 Vancouver, WA 98682
Patrick J. Culligan	5910 SW Snowberry Crt. Hillsboro, OR 97123
John M. Godsey, Jr.	3076 SE Oak St. Hillsboro, OR 97123
Martin D. Quandt	8328 SW Chevy Pl. Beaverton, OR 97008
John C. Richards	15250 SW Heron Crt. Beaverton, OR 97007
Joseph (Ted) Rose	16255 SW Holly Hill Rd. Hillsboro, OR 97123
James (Ed) Wagenblast	22344 NW Gillihan Rd. Portland, OR 97231

(b) Executive Officers. The executive officers of Columbia Commercial Bancorp and it subsidiary, Columbia Commercial Bank, are listed below. The business address of each such person is 314 East Main St., P.O. Box 725, Hillsboro, Oregon 97123. The residence addresses of such persons are provided below.

Name	Residence Address
Rick A. Roby President and CEO	600 SE 26 Ave. Hillsboro, OR 97123
Randy V. Blake Vice President, CFO	6285 SW Timberland Place Beaverton, OR 97007-7831
Frederick S. Johnson Executive Vice President, Senior Loan Officer	1520 NE Grant Street Hillsboro, OR 97124

(c) **Issuer's General Partners.** Not Applicable.

(d) and (e) **Principal Shareholders.** The full names, business and residential addresses of the record and beneficial owners of 5 percent or more of the Issuer's equity securities are listed below:

Name	Residence Address	Business Address
Beverly Quandt	6029 NW Alfalfa Drive Portland, OR 97229	N/A
James (Ed) Wagenblast	22344 NW Gillihan Rd. Portland, OR 97231	P.O. Box 5187 Aloha, OR 97006
Rick A. Roby	600 SE 26 Ave. Hillsboro, OR 97123	314 East Main St., P.O. Box 723 Hillsboro, OR 97123

(f) **Promoters of the Issuer.** Each of the Issuer's current directors was also a promoter. In addition thereto, two of the Issuer's former directors, Yvette Noble Hagen and Randy C. Lederbrand, were also promoters, in that they assisted with the bank's organization in 1997. These persons are no longer affiliated with the Issuer.

Name	Residence Address	Business Address
Yvette Noble Hagen	700 SW Cornelius Pass Rd. Hillsboro, OR 97123	N/A
Randy C. Lederbrand	20011 NW Phillips Rd. Hillsboro, OR 97124	N/A

(g) **Affiliates of the Issuer.** Columbia Community Bank and Columbia Commercial Statutory Trust I are wholly-owned subsidiaries of Columbia Commercial Bancorp. The business address of these affiliates is 314 East Main St., P.O. Box 725, Hillsboro, Oregon 97123.

(h) **Legal Counsel.** Foster Pepper Tooze LLP, 601 S.W. Second Avenue, Portland, Oregon 97204, has advised the Issuer in connection with certain banking and securities aspects of the offering.

(i) **The Underwriter with Respect to Offering.** D. A. Davidson & Co. will act as placement agent on a best efforts basis with respect to the offering within the meaning of Section 2(a)(11) of the Securities Act of 1933, as it will offer or sell for the Issuer in connection with the distribution of securities. D. A. Davidson's business address is 8 Third Street North, Great Falls, Montana 59401.

(j) **The Underwriter's Directors.** The directors of D. A. Davidson & Co. are as follows. The business and residence addresses of such persons of are provided below.

Name	**Residence Address**	**Business Address**
Brenda Berg	10416 SE 22nd Street Bellevue, WA 98004	7530 164th Avenue, Ste A215 Redmond, WA 98052
Andrew Davidson	2725 Ivy Drive Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Ian Davidson	325 Flood Road Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Arvid J. Grier	4687 225th Avenue SE Sammamish, WA 98075	701 5th Avenue, Ste. 3100 Seattle, WA 98104
William Johnstone	219 Third Avenue North Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Kreg Jones	1120 23rd Avenue SW Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Bob Magnuson	5800 145th Avenue SE Bellevue, WA 98006	701 5th Avenue, Ste. 3100 Seattle, WA 98104
Gerald Meyer	415 Riverview Ct. Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Thomas Nelson	6 Spring Ridge Drive Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Doug Nichols	5126 NE 42nd Street Seattle, WA 98105	701 5th Avenue, Ste. 3100 Seattle, WA 98104
John Rogers	4214 SW 34th Avenue Portland, OR 97201	Two Centerpointe Drive, Ste. 400 Lake Oswego, OR 97035
Daren Shaw	2115 Peregrin Court West Linn, OR 97068	Two Centerpointe Drive, Ste. 400 Lake Oswego, OR 97035
Garry Shea	2015 E. Pinecrest Rd. Spokane, WA 99203	221 N. Wall Street, Ste. 400 Spokane, WA 99201
Tracy Swanson	P.O. Box 154 Big Horn, WY 82833	2 North Main St., Ste. 102 Sheridan, WY 82801
Ronald Tschetter	300 40th Avenue South, #28 Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Arlene Wilson	1-16th Avenue South Great Falls, MT 59405	8 Third Street North Great Falls, MT 59401

(k) The Underwriter's Officers. The executive officers of D. A. Davidson & Co. are as follows. The business address of each such person is 8 Third Street North, Great Falls, MT 59401. The residence addresses of such persons are provided below.

Name	Residence Address
Ronald Tschetter	300 40th Avenue South, #28 Great Falls, MT 59404
Mary L. Brennan-Dutro	3009 Fourth Avenue North Great Falls, MT 59405
Lawrence T. Martinez	80 Gannon Drive Great Falls, MT 59404

(l) Underwriter's general partners. Not Applicable.

(m) Counsel to the Underwriter. Lawrence T. Martinez, Esq., General Counsel to Davidson Companies, 8 Third Street North, Great Falls, Montana 59401, will serve as counsel to D. A. Davidson & Co.

Item 2. Application of Rule 262

(a) None of the persons identified in the response to Item 1 is subject to the disqualification provisions set forth in Rule 262.

(b) Not Applicable.

Item 3. Affiliate Sales

Not Applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) D.A. Davidson & Co., as placement agent, will offer and sell shares on a best efforts basis pursuant to a Placement Agent Agreement dated as of November 1, 2004. D.A. Davidson & Co. will offer and sell shares in the states of Colorado, Idaho, Montana, Oregon, Washington and Wyoming. The securities have been or will be registered in those states, unless an exemption from registration applies. The shares will be offered through Davidson's investment consultants through mailing of the offering circular to, and through direct communication with, prospective subscribers.

(b) The Issuer will offer and sell shares exclusively to its existing shareholders in the following states: Florida, Missouri, New Jersey and Texas. The Issuer will offer and sell shares to existing shareholder and the general public in Colorado, Ohio, Oregon and Washington. The securities have been or will be registered in those states, unless an exemption from registration applies. The shares will be offered by the Issuer's Chief Executive Officer, Rick Roby, and Chief Financial Officer, Randy Blake on a best-efforts basis, through mailing of the offering circular and direct communication with prospective subscribers. Mr. Roby and Mr. Blake will not receive any bonus, commissions or other compensation directly or indirectly in connection with such sales.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) During the 12 months preceding the filing of this Form 1-A Offering Statement, the Issuer has not sold any shares of its common stock. No stock options have been exercised.

The Issuer has issued within the past 12 months an aggregate of 1,880 restricted shares of its common stock pursuant to the Issuer's 2004 Stock Incentive Plan. These shares were issued to Issuer's directors of the Issuer in lieu of an annual retainer for service as directors. The fair market value of each share of the common stock as of the date of issuance was $15.00, as determined by the board of directors based on recent prices paid in private transaction in the Issuer's stock. The following individuals received shares pursuant to the plan, each of whom is a director of the Issuer:

Donald B. Kane	Martin D. Quandt
Anita M. Sharman	John C. Richards
Patrick J. Culligan	Joseph (Ted) Rose
John M. Godsey, Jr.	James (Ed) Wagenblast

(b) Within the past 12 months, no shares of the Issuer's common stock were sold by or for the account of any person who was a director, officer, promoter or principal security holder of the Issuer or was an underwriter of any securities of the Issuer.

(c) The shares issued as described in (a) above were issued pursuant to the Rule 701 exemption from registration under the Securities Act of 1933. The Issuer was eligible to rely on this exemption because (i) the Issuer is not subject to reporting requirement of section 13 or 15(d) of the Securities Exchange Act of 1934, (ii) the issuance was pursuant to a written compensatory benefit plan for the participation of employees and directors, a copy of which was provided to the participants, and (iii) the amount of securities offered in reliance on Rule 701 during any consecutive 12-month period did not exceed the limitations in Rule 701(d)(2).

Item 6. Other Present or Proposed Offerings

There are no other present or proposed offerings at the current time.

Item 7. Marketing Arrangements

There is no arrangement known to the Issuer or to any person named in response to Item 1 above for any of the purposes set forth in Item 7, Form 1-A.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the Issuer or any of its subsidiaries or was connected with the Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document

On July 9, 2004, the Issuer distributed a letter to its shareholders and a separate letter to other persons who are customers of Issuer, indicating Issuer's contemplation of conducting an offering of securities and soliciting indications of interest. Such letters were substantially in compliance with Rule 254. Copies of such letters were submitted to the Commission on August 9, 2004 following discussion with the Commission staff.

OFFERING CIRCULAR

COLUMBIA COMMERCIAL BANCORP

P.O. Box 725, 314 E. Main St.
Hillsboro, Oregon 97123-0725
(503) 693-7500

A Maximum of $5,000,000 (250,000 Shares of Common Stock at $20.00 Per Share)
(No minimum offering amount)

COLUMBIA COMMERCIAL BANCORP is offering 250,000 shares of its common stock to existing shareholders and the public at $20.00 per share. Of these shares, D.A. Davidson & Co, acting as placement agent on a best efforts basis, may sell 125,000 shares and may sell the balance of any shares not sold directly by Columbia Commercial Bancorp. The offering will commence on __________, and expire on ________, 2005, unless we terminate it earlier or extend it, for up to two additional 30-day periods.

The minimum purchase for new shareholders is 1,000 shares. There is no minimum purchase amount for existing shareholders and employees of Columbia Commercial Bancorp and Columbia Community Bank. The maximum investment limit is the number of shares that, when added to the purchaser's existing beneficial ownership of Columbia Commercial Bancorp stock, would equal to five percent of shares outstanding prior to the offering. These minimum and maximum restrictions are subject to the board of director's discretion. See "TERMS OF THE OFFERING" for a discussion of factors to be considered by the board of directors in determining whether to waive the minimum or maximum restrictions.

In addition to other matters discussed in this document, you should also be aware of the following:

- There is no minimum offering amount, and we may receive less than $5,000,000 in gross proceeds;
- Because there is no minimum offering amount, we will have immediate access to subscription funds once we have accepted a subscription;
- Once submitted, the subscription may not be revoked by the investor;
- We are selling a portion of the offered shares directly, and no commissions will be paid in connection with such sales;
- A portion of the offered shares will be sold by our placement agent, and a commission will be paid in connection with such sales;
- There is no active trading market for our shares, and trading is limited to private transactions; and
- We have subjectively established the offering price of $20.00 per share based on a recent independent professional evaluation and the sales prices in the limited recent trading of our stock.

An investment in these securities involves risk, including the possible loss of principal. See "RISK FACTORS" on page 3 of this Offering Circular.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer(1) (2)
Per Common Share	$20.00	$1.40	$18.60
Maximum Offering	$5,000,000	$175,000	$4,825,000

(1) D.A. Davidson & Co. will receive a 7% commission in connection with shares sold by it in the offering. This table reflects the assumption that D.A. Davidson & Co. will sell 125,000 of the shares offered. The actual number of shares sold cannot be accurately predicted.

(2) Proceeds are calculated before deducting estimated expenses of the offering of approximately $150,000, including filing fees, legal and accounting fees, printing and other miscellaneous expenses payable by Columbia Community Bancorp.

The date of this Offering Circular is __________, 2004.

THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR SAVINGS ACCOUNTS. THESE SECURITIES ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER AGENCY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE FDIC NOR HAS THE FDIC OR ANY OTHER FEDERAL OR STATE AGENCY PASSED ON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

No agent or officer of the Columbia Commercial Bancorp or Columbia Community Bank, or any other person, has been authorized to give any information or to make any representations other than those contained in this Offering Circular and, if given or made, such information and representations should not be relied upon as having been authorized by Columbia Commercial Bancorp.

Neither the delivery of this Offering Circular nor any sale hereunder shall under any circumstances create an implication that there has been no change in the affairs of Columbia Commercial Bancorp since the date hereof.

In deciding whether or not to invest in the securities offered, you should rely on your own examination of Columbia Commercial Bancorp and the terms of the offering, including the merits and risks involved.

This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. We are offering these securities only to residents in the states of Colorado, Idaho, Montana, Ohio, Oregon, Washington, and Wyoming. In the states of Florida, Missouri, New Jersey, and Texas, these securities are offered only to residents who are existing shareholders. This Offering Circular shall not constitute a valid offer of our securities to any other person.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

The following summary explains the significant aspects of our stock offering. The summary is qualified by the more detailed information and the financial statements appearing elsewhere in this Offering Circular. Prospective purchasers are urged to carefully read the entire Offering Circular before making a decision to purchase our common stock.

The Offering

Common Stock Offered	250,000 shares
Price	$20.00 per share
Common Stock to be Outstanding After the Offering	722,784 shares (assuming all shares offered are sold and no stock options are exercised)
Minimum Subscription	**New shareholders must subscribe for a minimum of 1,000 shares**, subject to our discretion to accept subscriptions for lesser amounts. **Existing shareholders** and **employees** of Columbia Commercial Bancorp or Columbia Community Bank do not have a minimum subscription amount.
Maximum Subscription	Subject to our discretion, no subscription will be accepted to the extent that it causes the subscriber to own or control, following the offering, more than 23,639 shares (an amount equal to 5% of our outstanding shares prior to the offering). See "TERMS OF THE OFFERING."
How to Subscribe from Columbia Commercial Bancorp	To purchase shares in the offering directly through us, you must complete, date and execute the Subscription Agreement provided with this Offering Circular and return it, along with a check made payable to "Columbia Commercial Bancorp" for the full subscription amount to us at the address listed on the front page of the Offering Circular. **Important: Payment of the full subscription price for shares must be included with the Subscription Agreement.**
How to Subscribe from D.A. Davidson & Co.	To purchase shares in the offering through D.A. Davidson & Co., you must complete, date and execute the Subscription Agreement provided with this Offering Circular and return it to D. A. Davidson in the pre-addressed envelope.
Expiration of Offering	The offering will expire on ________, 2005, unless we terminate it earlier or extend it for up to two additional 30-day periods.
Use of Proceeds	To payoff existing debt and provide capital to the bank. See "USE OF PROCEEDS."
Investment Risks to be Considered	An investment in our shares involves certain risks. See "RISK FACTORS."

About Columbia Commercial Bancorp and Columbia Community Bank

Columbia Commercial Bancorp is an Oregon corporation formed in February 2002 for the purpose of being a holding company of Columbia Community Bank, an Oregon state chartered bank that commenced operations in April 1999. Columbia Commercial Bancorp is headquartered in Hillsboro, Oregon at the main office of the bank, and conducts all of its operations through the bank. The bank also has branch offices in Forest Grove and Beaverton, Oregon.

At September 30, 2004, we had consolidated total assets of approximately $121.0 million, liabilities of approximately $114.2 million, net loans of approximately $96.2 million, deposits of approximately $81.7 million, and shareholders' equity of approximately $6.8 million.

The bank offers a variety of financial products to small and medium-sized businesses, professionals and individual customers. Our strategy is to operate with low overhead expenses by focusing on those financial products most commonly demanded by customers, thereby offering products and services at competitive rates. The bank offers checking, savings and money market accounts, Individual Retirement Accounts, time certificates of deposit, and commercial and consumer loans. The bank also offers variable-rate real estate loans for commercial and residential properties, and fixed-rate residential real estate loans, including first mortgage loans and home equity loans, through a third-party mortgage lender.

Columbia Community Bank maintains a web site at www.columbiacommunitybank.com which contains additional information about the products and services offered, and which allows bank customers to conduct Internet banking transactions. Information contained on or that can be accessed through a website does not constitute a part of this Offering Circular.

See "BUSINESS" for a more complete description of our business.

RISK FACTORS

An investment in our shares involves certain risks. In addition to the other information contained in this Offering Circular, anyone considering investing in our shares should read and carefully consider the following, which is a list of all material risks:

We have subjectively set the offering price, and the price may not reflect the actual value of the shares. As a result, the price in this offering may be greater than the actual value of the shares.

We have established the offering price of $20.00 per share based on an independent professional evaluation and the price of recent, though sporadic, trades in the stock. For a description of the factors considered by our board in establishing the offering price. See "TERMS OF THE OFFERING – The Offering Price." There can be no assurance that the offering price indicates the actual market value of the stock, or that shareholders will be able to sell their shares at or above the offering price.

There is no minimum offering amount, and we may raise substantially less than the maximum amount being offered, which could affect our future growth.

We have not set a minimum number of shares that must be sold in order for the offering to close. No escrow arrangements have been made with respect to the offering. Thus, subject to the acceptance of subscriptions (see "TERMS OF THE OFFERING – Company Discretion"), subscription funds will be immediately available to us regardless of the number of shares sold in the offering to such date or in the completed offering. There can be no assurance that the maximum 250,000 shares will be sold, or that any particular amount of proceeds will be raised in the offering. We intend to use the proceeds to repay a $1.5 million line of credit we have with US Bank, N.A., and to contribute the remainder of the proceeds to the bank so that it remains "well-capitalized" for regulatory purposes (see "USE OF PROCEEDS"). If sufficient proceeds are not raised, we may not be able to fully repay the line of credit following the offering. Also, we may contribute proceeds to the bank, prior to fully repaying the line of credit, if we determine that the proceeds are needed to maintain the bank as "well-capitalized." If the line of credit remains outstanding, we will continue to be subject to a loan covenant that requires us to obtain permission before issuing additional trust preferred securities, which may affect our ability to raise additional capital and could affect our future growth.

You may have difficulty selling your shares because of limited trading and restrictions on ownership.

Our shares are not listed on any stock exchange and there is very little trading activity in the stock. Following completion of the offering, Davidson is expected to post quotes for our stock on the OTC Bulletin Board (the "OTCBB") maintained by the National Association of Securities Dealers (the "NASD"). We cannot make any assurances as to when or if such quotes will be available. Isolated transactions between individuals occur from time to time. We do not know whether significant trading activity will take place for several years, if at all. We cannot assure you that private sales can be negotiated at acceptable prices. Our bylaws limit the number of shareholders of record to less than 500. This limitation may prevent a market for the stock from developing. Accordingly, you should consider this as a long-term investment and be prepared to hold the shares for an indefinite period of time.

You will likely not receive cash dividends on the shares.

We have never paid a cash dividend and do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operation and expansion of the bank. Our ability to pay dividends in the future will depend primarily upon the bank's earnings and its ability to pay dividends to Columbia Commercial Bancorp. See "SUPERVISION AND REGULATION – Federal and State Bank Regulation - Dividends." We are currently subject to a covenant associated with a line of credit we have with US Bank, N.A. which restricts our ability to pay dividends. Although we anticipate paying off the line of credit with the proceeds from this offering (see "USE OF PROCEEDS"), we may not receive sufficient proceeds to do so, in which case our ability to pay dividends will continue to be restricted.

Our marketing is focused on small businesses, which involve special risks.

Our focus on small- and medium-sized businesses involves special risks to the extent that smaller companies may have shorter operating histories, less sophisticated internal record keeping and financial planning capabilities, and greater debt-to-equity ratios than larger companies. These factors increase the difficulty in accurately assessing credit risks. Such borrowers are more susceptible to economic declines, with the result that loans to such borrowers may be riskier than loans to larger commercial borrowers.

We compete with many other financial institutions that have greater resources.

Our business operates in a highly competitive banking environment, competing with a number of banks, savings and loan associations, credit unions and other financial institutions which possess greater financial resources than we do, some of which have offices in the immediate vicinity of the bank. By virtue of their capital, such institutions have substantially greater lending limits than we do and perform certain functions for their customers that we do not offer. Moreover, most depositors and loan customers currently have established banking relationships with other financial institutions. We cannot be certain that we will continue to be able to attract and retain customers from other financial institutions. Further, many non-bank competitors, such as credit unions, mutual funds and investment brokers, are not subject to the same regulatory burdens as banks. Credit unions, for example, are not subject to corporate income taxation, and are not required to comply with Community Reinvestment Act requirements, which increase the costs of operations of banks.

Columbia Community Bank utilizes certain non-retail funding sources that can result in higher interest expenses and increased volatility.

The bank utilizes several funding sources, including certificates of deposits issued through brokers and Federal Home Loan Bank borrowings to support asset growth. The use of these so-called "non-core" deposits and borrowings can result in higher interest expenses and increased volatility in our liquidity position. At September 30, 2004, the bank's brokered deposits totaled $4.1 million, which is approximately 5% of our total deposits.

Due to our high concentration of loans secured by real estate, a downturn in the real estate market, for any reason, could hurt our business.

At September 30, 2004, 69.1% of the bank's loan portfolio consisted of loans secured by real estate. These real estate-secured loans are concentrated in the Washington County, Oregon, area, which includes Hillsboro and Beaverton. A downturn in the local economy could have a material adverse effect on a borrower's ability to repay these loans due to either loss of borrower's employment or a reduction in borrower's business. Further, such reduction in the local economy could severely impair the value of the real property held as collateral. As a result, the value of real estate collateral securing our loans could be reduced. The bank's ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans.

If we cannot attract deposits, our growth may be inhibited.

We plan to increase significantly the level of our assets, including the bank's loan portfolio. Our ability to increase our assets depends in large part on the bank's ability to attract additional deposits at competitive rates. At September 30, 2004, the bank had a loan-to-deposit ratio of 118%. We intend to seek additional deposits by offering deposit products that are competitive with those offered by other financial institutions in our markets and by establishing personal relationships with our customers. We cannot assure you that these efforts will be successful. An inability to attract additional deposits at competitive rates could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Regulatory changes may cause the bank's capital to fall below requirements for "well-capitalized" status.

Recent changes in generally accepted accounting principles (GAAP) have raised the issue of whether trust preferred securities should be included in calculating the bank's Tier 1 capital for bank regulatory purposes. See "SUPERVISION AND REGULATION – Capital Adequacy" for information on capital ratios. Under proposed rules by the Federal Reserve, trust preferred securities would continue to be included as Tier 1 capital, and would continue to be limited to 25% of Tier 1 capital. If different rules are adopted which do not permit trust preferred securities to be included in Tier 1 capital, we may no longer be deemed "well capitalized" for regulatory purposes and could be subject to increased FDIC insurance rates and regulatory restrictions.

TERMS OF THE OFFERING

General

We are offering up to 250,000 shares of Columbia Commercial Bancorp common stock at a price of $20.00 per share. The offering is being conducted by subscription through D. A. Davidson & Co. ("Davidson"), a registered broker-dealer and investment banking firm, acting as placement agent on a best efforts basis, as well as by subscriptions through our Chief Executive Officer, Rick Roby, and Chief Financial Officer, Randy Blake. The offering will be conducted on a "first-come-first-serve" basis, subject to our discretion to reject subscriptions.

The offering will commence on _________, 2004 and will terminate on _________, 2004. In our sole discretion, we may decide to terminate the offering earlier, or to extend it, for up to two additional periods of 30 days each.

Unless you are an existing shareholder of Columbia Commercial Bancorp or an employee of Columbia Commercial Bancorp or Columbia Community Bank, you must subscribe for a minimum of 1,000 shares ($20,000), subject to our discretion to accept subscriptions for lesser amounts. There is no minimum subscription amount for existing shareholders or for employees of Columbia Commercial Bancorp or Columbia Community Bank.

The maximum permitted investment is described below under "—Maximum Subscription Amount."

Plan of Distribution

We will offer and sell a portion of the shares in the offering (the "Company Offered Shares") to our current shareholders, employees, and other persons, including current or former customers of the bank through our Chief Executive Officer and Chief Financial Officer. No commission, fee, or other compensation will be paid to these officers or any other person in connection with the offer and sale of the Company Offered Shares. Until ________, 2005, we will have the exclusive right to offer and sell up to 125,000 shares, after which date any of those shares that remain unsold may be offered and sold by Davidson and will be subject to Davidson's commission.

As described immediately below, Davidson will also offer and sell shares in the offering (the "Davidson Offered Shares") and will receive a commission in connection with such sales.

Placement Agent Agreement – D.A. Davidson

We have entered into a Placement Agent Agreement with Davidson with respect to a portion of the shares to be offered and sold in the offering. Davidson will offer and sell shares to its customers and the general public on a "best efforts" basis. Davidson has the right to sell up to 125,000 shares on an exclusive basis, and to sell, on a first-come-first-serve basis, additional shares offered but not sold by the Company after _________, 2004. Neither the number of Davidson Offered Shares that will be sold in the offering, nor the percentage of Davidson Offered Shares that will be sold relative to the number of Company Offered Shares that will be sold, can be accurately predicted.

Davidson will receive a commission equal to seven percent (7%) of the gross proceeds of all sales that it generates through the sale of Davidson Offered Shares. Davidson will also be reimbursed for out-of-pocket expenses up to a maximum of $10,000. In addition thereto, we will reimburse Davidson for certain other expenses, including any fees and expenses incurred by Davidson related to state securities filings and filings with the National Association of Securities Dealers, and other expenses jointly determined by us and Davidson to be outside the expected scope of the expense allowance. Davidson will not receive a retainer, and it will not receive any commission or other compensation in connection with shares sold directly by Columbia Commercial Bancorp. The Placement Agent Agreement also provides that Davidson will have the right to act as our selling agent in the event we participate in an offering of trust preferred securities at any time within one year following the offering.

We and Davidson have agreed to indemnify each other against liabilities related to material misstatements or omissions in this offering circular that result from information that we are each, respectively, providing for inclusion in this offering

The Placement Agent Agreement requires us to obtain Davidson's permission before selling any other securities of the Company (except for issuing stock or options pursuant to our stock option plan or stock incentive plan) within 180 days after the date of the Placement Agent Agreement.

The Offering Price

In determining that the shares should be offered at a price of $20.00 per share, our board of directors considered a number of factors, including prices at which our shares were traded in recent, though sporadic transactions of which we are aware, and the results of an evaluation performed by an independent consultant, Alex Sheshunoff & Co ("Sheshunoff"). Sheshunoff's evaluation considered the following factors: Columbia Community Bank's historical earnings since its opening; the bank's future prospects; the book value per share of outstanding common stock; and the trading prices of stock of other similarly situated financial institutions. Sheshunoff's evaluation was produced for the board's internal considerations. Sheshunoff has not given an opinion as to the fairness of the offering price.

How to Subscribe

A subscription constitutes a continuing offer by the subscriber to purchase the indicated shares at the offering price until such time as the subscription is accepted or a notice of rejection is given by the Company. A subscription is irrevocable during the term of the offering.

If subscribing directly with Columbia Commercial Bancorp:

If you are subscribing for shares offered to you directly by Columbia Commercial Bancorp, complete and sign the enclosed Columbia Commercial Bancorp Subscription Agreement and send it with full payment for the shares subscribed to us in the enclosed envelope that is pre-addressed to us.

We will hold subscription funds, pending acceptance, in a segregated, noninterest-bearing account at Columbia Community Bank. If a subscription is rejected for any reason, subscription funds will be promptly returned to the subscriber, without charge or deduction.

If subscribing through D.A. Davidson & Co:

If you are subscribing for shares offered to you by Davidson, complete and sign the enclosed Davidson Subscription Agreement and send it in the enclosed pre-addressed envelope to Davidson. Davidson will remit subscription funds on the day following its receipt of such funds to Columbia Commercial Bancorp, which will hold such funds, pending acceptance, in a segregated, noninterest-bearing account at Columbia Community Bank. If a subscription is rejected for any reason, subscription funds will be promptly returned to the subscriber, without charge or deduction.

Company Discretion to Accept or Reject Subscriptions

Subscribers should be aware that we are entitled to exercise broad discretion in determining whether to sell shares to them. **We may, in our absolute and sole discretion, reject the subscription of any person, whether such person is currently a Columbia Commercial Bancorp shareholder or not.**

In exercising our discretion we may consider, among other things:

- Whether or not the subscriber is a Columbia Community Bank customer;
- Whether or not the subscriber is a resident of our primary market area;
- Whether or not the subscriber is a resident of the State of Oregon, and if not, whether the subscriber's state of residence imposes any restrictions on, or costs in connection with, the sale of securities to its residents and whether, in our sole discretion, compliance with any such restrictions or payment of any such costs is unduly burdensome; and
- The number of shares for which the subscriber has subscribed. The minimum purchase requirement of 1,000 shares has been established, among other reasons, in order to avoid the administrative, printing and related costs associated with maintaining a shareholder base consisting of shareholders with small individual holdings. Additionally, we may consider this factor due to the current requirement in our bylaws to limit the number of our shareholders to less than 500, so that we are not subject to the periodic reporting and certain other requirements of the Securities Exchange Act of 1934. We also may reject subscriptions, in whole or in part, to prevent a shareholder from acquiring an ownership position of more than 5% of the outstanding shares.

Subject to our absolute discretion, and the factors described above, we will attempt to honor subscriptions on a "first come, first served" basis.

Minimum Purchase Requirements for New Shareholders

We have established the minimum purchase requirement of 1,000 shares for new shareholders for the reasons described above under "Company Discretion to Accept or Reject Subscriptions." We reserve the right, however, in our sole discretion, to accept subscriptions from new shareholders in amounts less than 1,000 shares per subscriber. Factors we may consider in waiving the minimum subscription amount include whether the subscriber is a long-time or significant customer or provider of services to the bank, as well as the level of response to the offering.

Maximum Subscription Amount

We do not intend to accept a subscription to the extent that the amount subscribed for would cause the subscriber to own, following the completion of the offering, more than 23,639 shares. This number of shares equals 5% of the total number of outstanding shares prior to the offering (472,784 shares). If we receive a subscription that would, if accepted, cause the subscriber to exceed 23,639 shares, we intend to accept the subscription only to the extent that such limit is not exceeded, and any excess subscription funds will be returned, without interest, to the subscriber. We retain the right to accept subscriptions that would exceed the limits described above, in our sole discretion. Factors that we may consider in waiving the maximum subscription amount restriction include the level of response to the offering, whether the subscriber is a long-time or significant customer or provider of services to the bank and the likelihood of future regulatory compliance issues.

Offering Expiration Date

We must receive at our offices, completed and executed subscriptions, together with full payment for the shares subscribed, not later than 5:00 p.m. on ______, 2004, unless the offer is terminated earlier or extended, for up to two additional periods of 30 days each, by us in our sole discretion.

Subscription Funds

We will hold subscription funds (whether received in connection with Company Offered Shares or Davidson Offered Shares), pending acceptance, in a segregated, noninterest-bearing account at Columbia Community Bank. We may accept subscriptions at any time and from time to time, following which the funds will be transferred from the segregated account to our general funds.

If a subscription is rejected for any reason, subscription funds will be promptly returned by us to the subscriber, without charge or deduction. **Once you have delivered your subscription to us (or to Davidson, in the case of the Davidson Offered Shares), you cannot revoke it.**

Commissions

As described above, no commissions, fees, or other remuneration will be paid to any of our directors, officers or employees, or to any other persons or entities, for selling the Company Offered Shares in this offering. Also as described above, Davidson will receive a commission in connection with Davidson Offered Shares sold in the offering.

Delivery of Acknowledgment of Stock Purchase

Pursuant to our bylaws, the stock issued will not be represented by a stock certificate. As soon as practicable following acceptance of a subscription, we will send the subscriber an acknowledgement indicating the number of shares which the subscriber has purchased and the restrictions on transfer of those shares.

Purchase Intentions of Directors and Executive Officers

Our directors and executive officers are eligible to participate in this offering on the same terms being offered to all other existing shareholders and employees. As a group, our directors and executive officers currently, beneficially own 143,965 outstanding shares (30.45% of the currently outstanding shares). Our directors and executive officers have indicated that they plan to purchase, in the aggregate, approximately 38,750 shares, subject to availability, although there is no obligation for them to actually purchase these shares or limitation on the number of shares which they may purchase. Assuming that they purchase this number of shares, they will own in the aggregate 19.92% of the then-outstanding shares (assuming full subscription of this offering and not including shares that such persons could purchase upon the exercise of stock options). See "MANAGEMENT – Stock ownership of directors and executive officers."

DILUTION

Our net tangible book value at September 30, 2004 was \$6.75 million, or \$14.29 per share. Net tangible book value per share is determined by dividing our stockholders' equity (excluding unrealized gains on investment securities) by the number of shares outstanding. Without taking into account any changes in such net book value after September 30, 2004, other than to give effect to the sale of 250,000 shares offered by us in this offering (after deducting estimated offering expenses payable by us), the pro forma net tangible book value of the outstanding shares at September 30, 2004 would have been \$11.43 million or \$15.81 per share. This represents an immediate increase in net book value to present shareholders of \$1.52 per share and an immediate dilution to new investors of \$4.19 per share. The following tables illustrate the dilution on a per-share basis, assuming 100%, 75%, 50%, 25%, and 10% of the offering is subscribed:

	Assumes 100% of maximum offering proceeds	Assumes 75% of maximum offering proceeds	Assumes 50% of maximum offering proceeds	Assumes 25% of maximum offering proceeds	Assumed 10% of maximum offering proceeds
Number of Shares offered or assumed to be sold (1)	250,000	187,500	125,000	62,500	25,000
Gross proceeds	\$5,000,000	\$3,750,000	\$2,500,000	\$1,250,000	\$500,000
Expenses and commissions	\$325,000	\$281,250	\$237,500	\$193,750	\$167,500
Net proceeds from the stock offering	\$4,675,000	\$3,468,750	\$2,262,500	\$1,056,250	\$332,500
Net tangible book value at September 30, 2004	\$6,755,000	\$6,755,000	\$6,755,000	\$6,755,000	\$6,755,000
Net proceeds from the stock offering	\$4,675,000	\$3,468,750	\$2,262,500	\$1,056,250	\$332,500
Pro forma net tangible book value at September 30, 2004	\$11,430,000	\$10,223,750	\$9,017,500	\$7,811,250	\$7,087,500
Number of shares outstanding at September 30, 2004	472,784	472,784	472,784	472,784	472,784
Pro forma number of shares outstanding at September 30, 2004	722,784	660,284	597,784	535,284	497,784
Offering price per share	\$20.00	\$20.00	\$20.00	\$20.00	\$20.00
Net tangible book value per share prior to offering	\$14.29	\$14.29	\$14.29	\$14.29	\$14.29
Increase in net tangible book value per share attributable to new investors	\$ 1.52	\$ 1.19	\$ 0.79	\$ 0.30	(0.05)
Pro forma net tangible book value per share after Offering	\$15.81	\$15.48	\$15.08	\$14.59	\$14.24
Dilution per share to new investors	\$ 4.19	\$ 4.52	\$ 4.92	\$ 5.41	\$ 5.76

(1) Assumes Davidson sells half of the total shares sold in the offering.

Based on the stated intentions of directors and officers to purchase shares in this offering and Davidson's experience in offering community bank or holding company stock to its customers, we do not consider it a reasonable possibility that only 10% of the offered shares will be sold. Assuming sale of 25% or more of the shares, existing shareholders will not experience net book value dilution of their shares as a result of the offering. Existing shareholders will experience a dilution in their respective ownership percentages of Columbia Commercial Bancorp to the extent that such persons do not purchase shares in the offering, and to the extent of the sale of Columbia Commercial Bancorp shares to new shareholders.

Prices paid by Insiders in prior 3 years

In January 2004, each non-employee director was granted 235 shares of restricted stock under the 2004 Stock Incentive Plan, in lieu of the director's annual retainer of $3,523 for director services. In the aggregate, we issued 1,880 shares of restricted stock to the directors. The number of shares granted was based on the board's determination that the fair market value for the stock was $15.00 per share based on a review of prices paid in recent private transactions in the stock of which we were aware.

Only one of our officers and none of our directors has engaged in private transactions in our stock within the last three years. On January 23, 2003, Mr. Randy Blake purchased 500 shares at $14.75 per share, on May 12, 2003, he purchased 2,500 shares at $15.00 per share, and on June 10, 2003, he purchased 4,000 at $15.00 per share.

Pursuant to our 1999 Combined Incentive and Nonqualified Stock Option Plan, directors and officers have been granted options to purchase our common stock at exercise prices based on the board's determination of fair market value as of the date of the stock option grant. The exercise prices at which options have been granted over the past three years have ranged from $10.63 to $11.48 per share. There are currently options outstanding to purchase 67,000 shares with a weighted average exercise price of $10.18 per share. Executive officers and directors held options to purchase 58,000 shares. See "MANAGEMENT – Stock Options" for a list of options held by directors and executive officers.

The number of shares authorized for issuance upon exercise of outstanding options and available for future growth to the employees, directors, and other affiliates will not exceed fifteen percent (15%) of the total number of shares outstanding at the completion of this offering. In accordance with securities regulations in certain states in which we are conducting this offering, we have undertaken to not increase the number of shares available for option grants for a period of one year following commencement of the offering.

The following table demonstrates dilution to new shareholders assuming all outstanding options were exercised at September 30, 2004:

	Assumes 100% of maximum offering proceeds (1)	Assumes 75% of maximum offering proceeds (1)	Assumes 50% of maximum offering proceeds (1)	Assumes 25% of maximum offering proceeds (1)	Assumes 10% of maximum offering proceeds (1)
Proforma net tangible book value per share prior to offering	$ 13.78	$ 13.78	$ 13.78	$ 13.78	$ 13.78
Proforma net tangible book value per share after offering	$ 15.34	$ 15.00	$ 14.59	$ 14.10	$ 13.76
Amount of increase (decrease) in net tangible book value per share after offering	$ 1.56	$ 1.22	$ 0.81	$ 0.32	$ (0.02)
Dilution per share to new investors	$ 4.66	$ 5.00	$ 5.41	$ 5.90	$ 6.24

(1) Assumes Davidson sells half of the total shares sold in the offering

USE OF PROCEEDS

The net proceeds from the sale of shares offered by Columbia Commercial Bancorp (assuming that (i) all 250,000 shares offered by means of this Offering Circular are sold, and (ii) that of such amount, 125,000 shares are sold by Davidson) are estimated to be $4,675,000 after deducting estimated commissions and expenses of the offering of approximately $325,000. As this offering is not conditioned on the sale of a minimum number of shares, the net proceeds to us will be reduced to the extent that the maximum number of shares is not subscribed in this offering. As a consequence, there can be no assurance that the maximum gross proceeds of $5 million, or any other amount, will be attained. See the table under "DILUTION" for information on the anticipated gross and net proceeds from the offering assuming that 100%, 75%, 50%, 25%, and 10% of the offering is sold.

We intend to use the net proceeds from this offering first to repay indebtedness under a line of credit with U.S. Bank, N.A. If the net proceeds from this offering are less than $1.5 million, we will only payoff the line of credit to the extent of our net proceeds. We reserve the right to not payoff the balance of the line of credit if following the offering we determine that proceeds are needed to maintain the bank as "well-capitalized" for regulatory purposes. See "MANAGEMENT DISCUSSION & ANALYSIS – Capital" and "SUPERVISION AND REGULATION – Capital Adequacy."

We borrowed $1.5 million under the line of credit in anticipation of this offering to support continued extension of loans while maintaining the bank as "well-capitalized" for regulatory purposes. The line of credit bears interest at the U.S. Bank Prime Rate, and matures on March 31, 2009, subject to requirements to reduce principal by $150,000 annually starting June 2007.

All proceeds in excess of the amount used to repay the indebtedness to U.S. Bank, N.A. will be contributed to Columbia Community Bank. The additional capital will enable the bank to remain "well capitalized" for regulatory purposes, which has the effect of increasing the bank's legal lending limits. With regard to Columbia Community Bank's legal lending limits, see "BUSINESS – Columbia Community Bank – Lending Activities." No major capital expenditure, other than repayment of the line of credit, is currently contemplated. The opening of the new branch in December 2004 will not require the use of proceeds from this offering.

CAUTIONARY NOTE: FORWARD-LOOKING INFORMATION

The following discussion includes forward-looking statements that implicitly and explicitly include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans. Forward-looking statements involve inherent risks and uncertainties that are subject to change based on various important factors, many of which are beyond our control. Such factors include, but are not limited to, those discussed in the "Risk Factors" section starting on page 3 of this Offering Circular. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements are made as of the date of this offering circular, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this prospectus are expressly qualified by these cautionary statements.

BUSINESS

Columbia Commercial Bancorp

Overview

Columbia Commercial Bancorp was incorporated on February 15, 2002 to be a holding company for Columbia Community Bank, an Oregon state-chartered bank that commenced operations in 1999. We had consolidated total assets of approximately $121 million at September 30, 2004. The company's office is located at the bank's main office in Hillsboro, Oregon. The company does not engage in any substantial activities other than acting as a bank holding company for Columbia Community Bank. As a community bank with local ownership, local decision-making and other personalized services, the bank offers an alternative to large financial institutions. The holding company structure provides flexibility for expansion of our banking business through acquisition of other financial institutions and allows us to engage in permissible non-bank activities that a traditional commercial bank may not be able to provide. See "SUPERVISION AND REGULATION." We have a business trust subsidiary, Columbia Commercial Statutory Trust I, the sole purpose of which is to hold subordinated debentures issued by the holding company for financing purposes. The trust, in turn, has issued equity securities (known as trust preferred securities) to other investors, the proceeds of which qualify for regulatory purposes as primary capital.

Market for Common Equity and Related Stockholder Matters

There is not an active trading market for our shares. Our shares are not listed on any national exchange or quoted on the Nasdaq Stock Market. Upon completion of the offering, Davidson is expected to make a market in our shares and post quotes on the OTCBB maintained by the NASD. We do not anticipate that an active market will develop in the foreseeable future.

The stock transfer records that we maintain indicate that there have been limited private transactions involving Columbia Commercial Bancorp stock since its formation in 2002, and prior to that, there were limited private transactions in Columbia Community Bank stock. We receive price information regarding these transactions informally in connection with requests for changes to the stock transfer records. The price information shown in the following table is all of the information that we have received for the periods stated, and may not reflect all private transactions in the stock. In view of our brief operating history and the sporadic trading of our shares, no assurance can be given that such prices are representative of the actual market value of the shares. All information for periods prior to July 2002 is for Columbia Community Bank.

Summary of Private Stock Transactions[1]

	Period	No. of shares Traded	Price Range
2001			
	First Quarter	0	____
	Second Quarter	700	$10.00
	Third Quarter	500	$10.00-$12.00
	Fourth Quarter	0	____
2002			
	First Quarter	0	____
	Second Quarter	11,000	$11.00-$12.00
	Third Quarter	1,000	$11.00-$12.00
	Fourth Quarter	0	____
2003			
	First Quarter	500	$14.75
	Second Quarter	6,500	$15.00
	Third Quarter	0	____
	Fourth Quarter	10,500	$15.00-$16.00
2004			
	First Quarter	1,000	$16.00
	Second Quarter	2,900	$16.00
	Third Quarter	1,000	$16.50
	Fourth Quarter (through November 1, 2004)	500	$16.50

(1) Information presented is limited to information actually known by management regarding proceeds paid for the stock and may not reflect all private transactions in the stock during the periods stated.

To the best of our knowledge, the most recent transaction in the shares was on October 21, 2004, involving 500 shares at $16.50 per share.

Shares Outstanding and Number of Equity Holders

As of September 30, 2004, there were 472,784 shares outstanding and options to purchase 67,000 shares outstanding. As of September 30, 2004, there were 262 holders of record of Columbia Commercial Bancorp shares.

Reports to Shareholders

We deliver to each shareholder of record a quarterly consolidated summary financial statement (unaudited) and an annual report including audited consolidated financial statements for the year then ended and other periods described in such financial statements. We are not subject to the reporting requirements of the Securities Exchange Act of 1934, and therefore we do not file periodic reports, proxy statements or other information with the Securities and Exchange Commission.

Cash Dividends

We have never paid a cash dividend, and we do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operations and expansion. Dividends, when and if paid, will be subject to determination and declaration by the board of directors, which will take into account our financial condition, results of operations, tax considerations, industry standards, economic conditions and other factors. We are currently subject to a restriction on the payment of dividends pursuant to the terms of our revolving credit line with U.S. Bank, N.A. We anticipate paying off the credit line with the proceeds of this offering. See "USE OF PROCEEDS." Our ability to pay dividends in the future will depend primarily upon the bank's earnings and its ability to pay dividends to us. Columbia Community Bank's ability to pay dividends is also governed by various statutes. See "SUPERVISION AND REGULATION – Federal and State Bank Regulation – Dividends."

Columbia Commercial Bancorp Selected Financial Information as of September 30, 2004

The following table presents financial information regarding Columbia Commercial Bancorp and Columbia Community Bank updated through September 30, 2004. This summary is qualified in its entirety by the detailed financial information and financial statements appearing elsewhere in this Offering Circular. In the opinion of management, all adjustments necessary for a fair statement of results for the interim period have been included.

(In thousands, except per share data)	Nine months ended September 30, (unaudited)		Twelve months ended December 31, (audited)		
	2004	2003	2003	2002	2001(1)
INCOME STATEMENT					
Interest Income	$5,531	$3,993	$5,681	$4,406	$3,091
Interest Expense	1,613	1,217	1,692	1,505	1,235
Net Interest Income	3,918	2,776	3,989	2,901	1,856
Provision for loan losses	(370)	(340)	(574)	(288)	(150)
Noninterest Income	153	169	201	156	70
Noninterest Expense	(2,549)	(1,839)	(2,523)	(1,922)	(1,280)
Income before income taxes	1,152	766	1,093	847	497
Income Tax Expense	(458)	(279)	(438)	(326)	(192)
Net Income	$694	$487	$655	$521	$305
Earnings per share					
- Basic	$1.47	$1.03	$1.39	$1.11	$0.71
- Diluted	$1.41	$0.99	$1.34	$1.09	$0.70

(In thousands, except per share data)	At September 30, (unaudited)		At December 31, (audited)		
	2004	2003	2003	2002	2001
BALANCE SHEET					
Cash and balances due from banks	$8,986	$1,370	$2,185	$3,103	$1,918
Federal Funds Sold	1,585	4,115	0	860	1,535
Investment Securities	12,965	17,883	16,448	11,746	7,344
Net Loans	96,228	74,578	86,071	53,061	37,782
Other Assets	1,188	1,214	1,859	1,297	786
Total Assets	$120,952	$99,160	$106,564	$70,066	$49,365
Total Deposits	$81,698	$66,344	$69,794	$51,645	$38,224
Federal Funds Borrowed	0	0	2,715	0	0
FHLB Borrowing /Repurchase Accts	27,373	23,657	24,726	12,526	6,079
Long Term Debt	4,593	3,000	3,000	0	0
Other Liabilities	505	332	317	388	224
Total Liabilities	114,169	93,333	100,552	64,559	44,527
Shareholders' Equity	6,783	5,827	6,012	5,507	4,838
Total Liabilities and Shareholders' Equity	$120,952	$99,160	$106,564	$70,066	$49,365
Book Value per share	$14.34	$12.40	$12.77	$11.69	$10.33

(1) Prior to bank holding company formation, reflects bank only.

Columbia Community Bank

Columbia Community Bank primarily serves professionals, small and medium-sized businesses and individuals located in its principal market area of Washington County, Oregon. The bank offers its customers the full range of deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other deposits of various types, ranging from money market accounts to certificates of deposit. Transaction accounts and time certificates are tailored to the principal market areas at rates competitive in the area. In addition, retirement accounts such as IRAs (Individual Retirement Accounts) are available. The bank attracts deposits primarily from individuals, merchants, small and medium-sized businesses, and professionals. All of the bank's deposit accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to the maximum amount (currently $100,000 per depositor).

The bank's principal sources of revenues are: (i) interest and fees on loans; (ii) interest on investments (principally government securities); (iii) interest on federal funds sold (funds loaned on a short-term basis to other banks); and (iv) deposit service charges. The bank's lending activity consists of short-to-medium-term real estate and construction commercial loans, operating loans and lines, equipment loans, real estate loans, personal loans or lines of credit, and home improvement loans. It also offers safe deposit boxes, direct deposit of payroll checks, and automatic drafts for various accounts.

Employees

The bank had a total of 29 employees (28.5 full-time-equivalent employees) at September 30, 2004. There are no separate employees of Columbia Commercial Bancorp. We believe our relationship with our employees is good.

Properties

The bank conducts its business through its office at 314 E. Main Street in Hillsboro, Oregon, in space leased from an affiliated party. See "MANAGEMENT – Related Party Transactions." Approximately 6,540 square feet of the building was leased pursuant to a lease which has been renewed for a term which expires in 2008. A second lease was entered into for an additional 2,950 square feet. This second lease, also expiring in 2008, is subject to an option to extend for up to an additional five years, which will expire in 2013. The monthly rate for the entire leased space is $9,700. The leased space provides ample parking, a drive-up window and a night depository.

The bank has a branch office in Forest Grove, Oregon, at 2811 19th Avenue, Suite A. The office encompasses 1,100 square feet, and is leased from an unaffiliated party at a monthly rate of $1,630. The lease expires on March 31, 2005, but can be renewed for two additional three-year terms, which will expire in 2011.

The bank also has a branch office in the Tanasbourne area of Beaverton, Oregon at 19415 NW Amberwood Drive. The office encompasses 5,000 square feet, and is leased from an unaffiliated party at a monthly rate of $10,351. The lease expires in August 2007 but can be renewed for up to two additional five-year terms, which will expire in 2017.

The bank recently entered into a lease for the new branch it will open in Durham, Oregon in December 2004. The office will encompass approximately 3,954 square feet. After the initial six-month period in which the rent is abated, the initial rent will be $6,590 per month, which increases incrementally over the term of the lease to $9,268 per month. The lease expires in 2011, and can be renewed for an additional five-year term, which will expire in 2016.

Market Area and Competition

The bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in its market area, which consists of Washington County, and primarily the cities of Hillsboro, Forest Grove and Beaverton, Oregon. The bank's main office is in downtown Hillsboro, Oregon. Hillsboro is the county seat of Washington County, one of the three counties comprising the Portland, Oregon metropolitan area, and home of much of Oregon's high-tech industry. Hillsboro is located approximately 18 miles west of Portland. Hillsboro and its environs have experienced significant growth in population over the last decade, primarily in the 25 to 44 year age group as a result of the growth in technology-oriented business. There has also been a significant growth in the number of small-to-medium sized businesses in the primary market area.

The bank is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other financial institutions in the market area. Some of the bank's competitors, such as credit unions, are not subject to the same degree of regulation and restriction, and some have financial resources greater than Columbia Community Bank. The bank's future success will depend primarily on the difference between the cost of its borrowing (primarily interest paid on deposits) and income from operations (primarily interest or fees earned on loans, sales of loans and investments). The bank also receives non-interest income from service charges and other miscellaneous fees. Although the bank's competitors often are larger, sometimes significantly larger, we believe the bank can compete due to our quality service and competitive rates of interest.

To maintain competitive rates, the bank utilizes a tiered rate system, which pays higher rates on larger deposit balances for certificates of deposit and money market accounts. The bank's management believes this tiered system gives the bank a competitive advantage over other financial institutions in its market with respect to the larger deposit amounts. Also to attract larger deposits, the bank offers a repurchase account under which deposits are insured beyond traditional FDIC insurance limits. The bank also rewards depositors who maintain multiple types of deposits with higher interest rates under its "Relationship Accounts" program. CDARS (Certificate of Deposit Account Registry), which are specialized certificate of deposit accounts, allow the bank to accept up to $10 million in deposits and spread the investor risk among multiple bank partners. The combination of attractive rates and safety have made the bank's deposit products extremely competitive in its market area.

Growth Strategy

Our strategic objective for the next five years is to continue to grow the bank in its market area of Washington County. Our growth strategy involves hiring competent, well respected bankers and strategically locating branches to support our customer base. Our marketing strategy involves targeting professional groups (dentists, physicians, attorneys, etc.) and small to medium sized businesses. These targeted customers provide opportunities to finance term equipment loans and operating loans in a range of $250,000 to $2 million. In addition, the bank continues to realize opportunities in real estate financing. The bank finances acquisition and development, residential construction, and commercial property acquisition and refinancing (both owner-occupied and for investment purposes) up to $4 million. We do not plan to commit resources to growing the consumer business, which is outside of our core competency.

We will evaluate and utilize technology to keep our operations efficient and effective. New products will be added as needed that provide value to our customers and strengthen our relationships. Most importantly, we will continue to give customers the personalized service they expect and appreciate.

Washington County is a significant economic engine for Oregon and we are positioned and staffed to take advantage of the opportunities available in the area. We are planning two new branch expansions within Washington County in the next two years. We are currently negotiating a lease for a new office in Durham, Oregon, scheduled to open in December 2004. A staff of five talented and experienced bankers, who will operate from the Durham branch, is currently promoting and acquiring business out of our Tanasbourne and Hillsboro offices. In addition, we are considering opening an office in the eastern part of the Beaverton market in late 2005 or early 2006. We may also consider an acquisition of other financial institutions if economically feasible, although we currently have no formal plans to do so.

Products and Services

In conjunction with the growth of its asset base, the bank has introduced various products and services to position us to compete in our highly competitive market. The bank's customers demand not only a wide range of financial products but also efficient and convenient service.

The bank currently offers the following products:

Business Deposit Products

- **Analysis Checking**: This product is designed for businesses requiring high volume check writing, deposit and other services. An earnings credit is applied to this account to minimize service charges.
- **Business Checking**: This product is for businesses with low to moderate check writing and deposit needs.
- **Interest Checking for Business**: Through this checking account, sole proprietors, partnerships and non-profits are able to earn interest on available balances.
- **Business Money Market Savings**: This account pays competitive market rates and enables easy access to funds.
- **Business Certificates of Deposit**: This product allows businesses to receive a guaranteed interest rate for a specific period of time on a set amount of funds.
- **Merchant Services**: This product is based on our in-house sales and service representatives evaluating a business' needs, suggesting pricing, and providing the necessary equipment.
- **Business Debit card**: Our ATM/check card business enables purchasing and bill paying through transactions deducted directly from business checking accounts.
- **Business Visa**: This no annual fee credit card is used by business and enables businesses to track business expenses.

Business Loan Products

- **Short- and long-term commercial real estate mortgages:** These mortgages are used for acquiring multi-family properties, industrial buildings, mixed-use properties, office buildings and retail stores.
- **Construction loans**: These loans are used to build an entirely new building or to expand or improve current property.
- **Bridge loans**: These loans are short-term financings to cover the gap between the end of one loan and attainment of a new loan.

- **Loans to acquire equipment, machinery, and fixed assets**: These loans enable businesses to purchase equipment, machinery and fixed assets.

- **Working capital lines of credit**: This line of credit enables a business to access funds when needed for the continued operation of its business. The bank makes lines of credit available for all worthwhile business purposes including receivable financing, inventory financing, buying at a discount, or to taking advantage of an unexpected opportunity. Customers with business checking accounts can transfer excess balances from checking to pay down the line of credit.

- **Letters of Credit**: Letters of credit enable businesses to purchase supplies or inventory from out-of-town vendors. Letters of credit are issued based on the credit relationship the customer has established with the bank.

- **Small Business Administration (SBA) Loans**: SBA loans may be available for businesses that are independently owned, do not hold a dominant position in their industrial category, and meet size criteria for number of employees, average annual receipts and/or business assets. This government-guaranteed loan alternative enables businesses to purchase land, property or equipment on a longer repayment schedule and with less equity compared with conventional financing.

Personal Products

- **Regular Checking:** This checking account allows unlimited check writing. If the account holder maintains a minimum balance of $500 or an average daily balance of $1,000 there is no monthly maintenance fee.

- **Columbia 50 Checking:** This checking account is for customers that are 50 years of age or older. This account allows unlimited check writing with additional savings. Check printing is complimentary and there are no service charge for cashiers checks, money orders and travelers checks. If the account holder maintains a minimum balance of $500 or an average daily balance of $1,000 there is no monthly maintenance fee.

- **Columbia 50 Checking Relationship:** This checking account is for those clients 50 years of age or older that have also added a money market account or a certificate of deposit. There is no monthly maintenance fee and no service charge for cashiers checks, money orders and travelers checks. Check printing is complimentary.

- **Interest Checking:** This checking account permits unlimited check writing with interest. If the account holder maintains a minimum balance of $1,000 or an average daily balance of $2,000 there is no monthly maintenance fee.

- **Personal Savings:** This savings account permits three withdrawals per monthly statement cycle. If the account holder maintains a minimum balance of $300, there is no monthly maintenance fee.

- **Money Market:** This money market account permits three drafts each statement cycle and six transfers each statement cycle. If the account holder maintains a minimum balance of $2,000 or an average daily balance of $3,000, there is no monthly maintenance fee.

- **Certificates Of Deposit:** Certificates of deposits are issued with varying terms and rates.

- **Retirement Accounts:** Retirement accounts are offered with varying terms and rates.

Litigation

There are no material pending legal proceedings to which the company or the bank is a party or to which any of our properties is subject; nor do we know of any material proceedings contemplated by any governmental authority; nor do we know of any material proceedings, pending or contemplated, in which any director, officer or affiliate of the company or the bank, or any associate of any of the foregoing, is a party or has an interest adverse to us. The bank may, from time to time, be involved in legal proceedings in the normal course of business, primarily relating to non-performing loans.

Lending Activities

Lending activities are conducted under a written loan policy that has been adopted by the bank's board of directors. Each loan officer has a defined lending authority. Regardless of lending authority, individual secured and unsecured loans over $500,000 must be approved by the bank's Loan Committee.

In general, the bank is permitted by law to make loans to a single borrower in aggregate amounts of up to 15% of its capital. Capital, for purposes of determining lending limits, consists of Tier 1 and Tier 2 capital, as defined under FDIC regulations. See "SUPERVISION AND REGULATION." As of September 30, 2004, the bank's legal lending limit was approximately $1.79 million. Assuming that all of the shares offered in this offering are purchased, and that net proceeds of the offering are contributed in the manner described under "USE OF PROCEEDS," the bank's legal lending limit will be approximately $2.36 million. The legal lending limits are higher if the loan is collateralized by property with a discernable market value.

On occasion, the bank sells participations in loans when necessary to stay within lending limits or to otherwise limit its exposure. A "participation" is a portion of a loan originated by the bank and sold to one or more other banks. This sale is on a non-recourse basis, thus limiting the bank's exposure to the amount of the loan that it retains. Loan participations are customary in the banking industry, and the terms of the agreements between Columbia Community Bank and the banks to which it sells participations contain customary terms and conditions.

At September 30, 2004, 69.1% of the bank's loan portfolio was primarily secured by real estate: 31.9% for real estate construction or land; 34.9% primarily secured by commercial real estate; and 2.3% secured by farmland or residential property. Commercial and industrial loans, which are primarily secured by business assets comprise 30.4% of the bank's loan portfolio of which 7.8% are secured by all assets of the business (i.e. accounts receivable, furniture and fixtures, etc.), 0.5% are consumer loans secured by various assets (i.e. autos, boats, etc.). Of total loans outstanding, 8.9% are unsecured. Due to the diversity of its borrowers, the bank does not believe these loan concentrations represent a significant risk, although a downturn in the market area's real estate or business segments could have an adverse effect on the bank and its operations.

In the normal course of business there are various commitments outstanding and commitments to extend credit that are not reflected in our financial statements. A "commitment" is an agreement by the bank to loan money in the future, subject to certain conditions being met. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. The bank uses the same credit policies in making commitments as it does for loans. At September 30, 2004, the bank had commitments to loan funds totaling approximately $29.9 million. Of this amount, approximately $19.2 million, or 64.2%, is secured by real estate. Commercial and other loan commitments total approximately $10.7 million, or 35.8%, of total commitments. Management does not expect that all such commitments will be fully utilized. Similar to the loan participations discussed above, the bank on occasion enters into agreements with other banks to participate in certain of its commitments to extend credit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion and analysis is to provide the reader with a description of the financial condition and changes to financial condition and results of operations for Columbia Commercial Bancorp and Columbia Community Bank for the nine months ended September 30, 2004 and September 30, 2003, and for the years ended December 31, 2003 and 2002.

Financial Highlights

	For the Nine Months Ended September 30,		% Change	For the years ended December 31,			% Change	
	2004	2003		2003	2002	2001	2003 to 2002	2002 to 2001
(Dollars in thousands)	(unaudited)	(unaudited)		(audited)	(audited)	(audited)		
Income Statement Data								
Interest Income	$5,531	$3,993	38.5%	$5,681	$4,406	$3,091	28.9%	42.5%
Interest Expense	1,613	1,217	32.5%	1,692	1,505	1,235	12.4%	21.9%
Net Interest Income	3,918	2,776	41.1%	3,989	2,901	1,857	37.5%	56.2%
Provision for Loan Losses	370	340	8.8%	574	288	150	99.3%	92.0%
Non-interest Income	142	96	47.9%	128	95	70	34.7%	35.7%
Gain on sale of investment securities	11	73	(84.9)%	73	61	17	19.7%	25.8%
Non-interest Expense	2,549	1,839	38.6%	2,523	1,922	1,280	31.3%	50.2%
Net income before taxes	1,152	766	50.4%	1,093	847	497	29.0%	70.4%
Income tax	458	279	64.1%	438	326	192	34.4%	69.8%
Net income	694	487	42.5%	655	521	305	25.7%	70.8%
Balance Sheet Data								
Total loans (net)	$96,228	$74,578	29.0%	$86,071	$53,061	$37,782	62.2%	40.4%
Allowance for Loan Losses	$(1,173)	$(1,066)	10.0%	$(988)	$(725)	$(460)	36.3%	57.6%
Allowance as a percentage of total loans	1.20%	1.41%		1.13%	1.25%	1.19%		
Total Assets	$120,952	$99,160	22.0%	$106,564	$70,066	$49,365	52.1%	41.9%
Total Deposits	$81,698	$66,344	23.1%	$69,794	$51,645	38,224	35.1%	35.1%
Shareholders' equity	$6,783	$5,827	16.4%	$6,012	$5,507	$4,838	9.2%	13.8%

Ratios

	Nine Months Ended September 30, (unaudited)		Years Ended December 31, (audited)		
	2004	2003	2003	2002	2001
Return on average assets (annualized)	0.79%	0.78%	0.74%	0.84%	0.79%
Return on average equity (annualized)	14.46%	10.82%	11.48%	10.11%	7.15%
Dividend payout ratio	0.0%	0.0%	0.0%	0.0%	0.00%
Average equity to average assets	5.48%	7.17%	6.44%	8.30%	11.04%

Results of Operations

Since it commenced operations in April 1999, Columbia Community Bank, our operating subsidiary, has continuously grown its income and assets. The opening of the Forest Grove branch in April 2002 and Beaverton branch in September 2002 were the primary contributors to the bank's growth and to increases in both income and expenses from year to year, as reflected in the bank's results of operations.

The following discussion compares the consolidated results of operations for the nine months ended September 30, 2004 and 2003, and for the years ended December 31, 2003 to 2002, and years ended December 31, 2002 to 2001.

For the nine months ended September 30, 2004 and 2003

Net Income

For the nine months ended September 30, 2004, net income increased $206,983, or 43%, over the net income generated during the comparable period in 2003, which is an increase of $0.42 per diluted share. Annualized returns on average assets and average equity for the first nine months of 2004 were 0.79% and 14.46% compared to 0.78% and 10.82%, respectively, for the first nine months of 2003.

Interest Income

The primary source of income is from interest bearing assets, which include loans, investment securities available-for-sale and dividends from the Federal Home Loan Bank. For the nine months ended September 30, 2004, interest income increased $1,538,514, or 38.5%, over the same period in 2003. Of that increase, 94.8% is attributable to increased income from loans. From January 2002 through September 30, 2004, the loan portfolio grew at an average annualized rate of 42.5%, primarily as a result of loans generated by the new Beaverton branch. Decreases in interest rates had only a slight negative impact on interest income. See "Average Yields Earned and Rates Paid" for a comparison of the amount of interest income attributable to changes in loan volume versus interest rates.

Interest income from investments constitutes a less significant part of income. Short-term investments are held for the purpose of managing liquidity and not for the purpose of generating income. For the nine months ended September 30, 2004, investment income of $425,260 grew $64,653 or 16.7% compared to the same period in 2003.

Interest Expense

Interest expense includes interest paid on customer deposits and other borrowings. Interest expense for the nine-month period ended September 30, 2004 increased $396,424, or 32.5%, over the comparable period in 2003. This increase is primarily attributable to increased borrowing from the Federal Home Loan Bank, through which management took advantage of historically low rates to support the growth in the bank's loan portfolio.

Overall, rates paid on interest bearing deposits declined; however, interest expense increased due to the increased volume of deposits and other borrowings. The bank's mix of deposits intentionally changed to increase the volume of interest-bearing money market deposits over time deposits (certificates of deposit). In anticipation of increasing interest rates that would be applied to time deposits upon their renewal, management encouraged money market deposits by increasing the rates the bank paid on the upper tiers of money market accounts.

Other increases in interest expense included a 59.6% increase in interest paid on Trust Preferred Securities, which were issued in March 2003 and reclassified as subordinated debentures in 2004, at an interest rate of three-month LIBOR plus 3.15%. This increase reflects only six month of expense recognized between March 2003 and September 2003, compared to nine months of expense in 2004. A small amount of interest expense is attributable to a $1.5 million line of credit with U.S. Bank, N.A., on which Columbia Commercial Bancorp drew $1 million in March 2004 and $500,000 in June 2004 to provide additional capital for the bank in advance of this offering. The line of credit requires repayment of at least $150,000 of principal annually beginning June 2007 and repayment of the balance at maturity, March 31, 2009. This loan is floating at the prime rate. We anticipate paying off this line of credit in March 2005 with the proceeds from the offering.

Provision for Loan Losses

The provision for loan loss is the expense associated with increases in the allowance for loan losses. On a monthly basis, management reviews the loan portfolio for growth and credit quality and determines whether an additional provision is required to cover potential risks associated with the loan portfolio. The provision may increase as a result of losses in the loan portfolio, deterioration of the credit quality of the loan portfolio, or growth of the loan portfolio.

The provision for loan losses for the first nine months of 2004 was $370,000, which represents an 8.8% increase over the provision for the comparable period in 2003. The increase was primarily in response to uncertainty related to a loan guaranteed by the U.S. Small Business Administration ("SBA"). The SBA has asserted that it will not honor its guarantee of the loan due to the bank's not handling the loan in conformance with the SBA's requirements. Management is currently in discussions with the SBA to determine the amount that may be reimbursed by the SBA. The increased provision offsets $181,000 in charge-offs for this loan.

Non-Interest Income

Non-interest income includes income from service charges and fees and gains on the sale of investment securities. Non-interest income constitutes a less significant portion of the bank's income because, as a business-oriented bank, certain traditional sources of bank non-interest income, such as fees on mortgage and consumer bank products, are not emphasized. Income on service charges and fees includes overdraft charges, account service charge fees, certain loan fees, and other fees and charges.

Loan late fees increased $29,438, or 430.3%, for the nine-month period in 2004 over 2003, due to one specific loan. This level of loan late fees is not expected to be a recurring item.

Non-interest income attributable to gains on the sale of investment securities fluctuates over financial periods depending on whether management sells investment securities to fund loans. In 2003, management sold investments to fund the growth of loans and realized gains due to the historically low rate environment. Securities were sold in 2004 to reduce the investment portfolio in anticipation of rising interest rates. The 2004 sales involved investments with shorter maturities and higher yields, which accounts for the significant difference in income from gains on the sale of investments for the first nine-months in 2003 of $72,935 compared to the comparable period in 2004 of $10,770.

Non-Interest Expense

Non-interest expense includes the bank's operating expenses, such as employee salaries and benefits, leases and equipment costs, data processing, advertising and other expenses. Non-interest expense increased $709,894, or 38.6%, for the nine months ended September 30, 2004 compared to the same period in 2003.

Increases in personnel expense accounted for approximately 53.8% of the increase. Personnel expense increased with the addition of three commercial loan officers, a deposit development officer, an operations manager and a customer service representative to support increased business development in the Forest Grove, Beaverton and Tigard/Tualatin markets. These staffing increases were necessary to develop our loan program specifically targeting the professional and business sector.

Occupancy and equipment expenses, which accounted for 11.8% of the non-interest expense increase, rose primarily as a result of increased lease expense for additional space in the main office location and increased rent at the Beaverton office pursuant to the lease agreement. Depreciation and amortization expense on software, fixed assets and leasehold improvements accounted for 26.3% of the difference in non-interest expense for the nine-month period in 2004 compared to the same period in 2003. These relate to additional computers, software and office remodeling in 2004.

Other expenses include a provision for losses on unused commitments, which the bank implemented in 2004 in response to recommendations from federal banking regulators. This allowance will be evaluated and adjusted, if necessary, on a quarterly basis based on fluctuations in the balance of unused commitments. As the balance of unused commitments decreases, funds will be transferred from the allowance for losses on unused commitments to the allowance for loan losses. The expense associated with this new allowance through September 30, 2004 was $61,000. Management believes this allowance is adequate. Increases in other expenses also include attorney fees related to the collection of one loan in 2004.

For the years ended December 31, 2003 and 2002

Net Income

Net income for 2003 increased $134,086, or 25.7% over 2002, an increase of $0.25 per diluted share. This increase in net income was the result of significant growth in the loan portfolio, resulting from the opening of the Forest Grove office in April 2002 and the Beaverton office in September 2002. The bank's annualized returns on average assets and average equity for 2003 were 0.74% and 11.48% compared to 0.84% and 10.11%, respectively in 2002. The primary reason for the decline in return on average assets was the significant growth of assets and the corresponding increase in interest expense as discussed below.

Interest Income

Interest income increased $1.27 million, or 28.9%, in 2003 over 2002. Loan interest income accounted for 95.9% of the increase. This increase was primarily due to a 62.2% increase in the loan portfolio.

Interest Expense

Interest expense increased $187,344 or 12.4% in 2003. This resulted from a $217,485 increase in Federal Home Loan Bank (FHLB) borrowing expense, which was offset by a reduction in time deposit interest expense of $149,687. The increased FHLB borrowing provided an opportunity to lock in rates at historically low levels. In March 2003, the Company issued $3.093 million in Trust Preferred Securities, which increased interest expense $98,231 over 2002.

Provision for Loan Losses

The provision for loan losses increased $286,336, or 99.6%, in 2003 over 2002. This increase was attributable to one SBA loan that was partially charged-off.

Non-Interest Income

Non-interest income increased $45,493 or 29.3% in 2003. Of this increase, 44.6% was due to overdraft charges on a single account which is not expected to be repeated. There was no increase in the fee schedules in 2003. Gains on sales of investment securities increased $11,490 or 19.7%. In both 2003 and 2002, the bank sold short-term investment securities to fund loan growth.

Non-Interest Expense

Non-interest expense increased $601,517, or 31.3% in 2003 over 2002. Increases in all non-interest expense categories resulted from the opening of two new branches in 2003. Increases in salaries and employee benefits, which increased $303,392, accounted for 50.4% of the increase and occupancy expense, which increased $146,739, accounted for 24.4% of the increase in non-interest expenses.

<u>For the years ended December 31, 2002 and 2001</u>

Net Income

Net income increased by $216,047 in 2002 over 2001, as a result of the growth in the loan portfolio. Returns on average assets and average equity in 2002 were 0.84% and 10.11% compared to 0.80% and 7.15%, respectively, in 2001. Return on average assets increased primarily as a result of loan growth, as discussed in more detail below.

Interest Income

Interest income increased $1,314,422, or 42.5%, in 2002 over 2001. Loan interest income accounted for 93.3% of the increase. This increase was primarily due to a 40.4% increase in the loan portfolio.

Interest Expense

Interest expense increased $269,967 or 21.9% in 2002. This resulted from a $165,852 increase in Federal Home Loan Bank (FHLB) borrowing expense. The increased FHLB borrowing was used to fund loan growth. Time Deposit (certificates of deposit) balances grew 26.1% and Repurchase Agreements grew 26.4% which accounts for 48.9% of the increase and 8.7% of the increase, respectively. These increases offset a reduction of $51,570, or 11.6% in money market, savings and interest-bearing demand deposit account and federal funds purchased interest expense. This redistribution of deposits resulted from the decreasing interest rate environment in late 2001 and 2002 in which customers desired to lock-in higher interest rates.

Provision for Loan Losses

The provision for loan losses increased $137,500, or 91.7%, in 2002 over 2001. This increase was attributable to the growth of the loan portfolio of 40.4% and management's assessment of the risk associated with these new loans.

Non-interest Income

Non-interest income increased $85,802 or 123.1% in 2002. Of this increase 25.0% was due to volume increases in service charges and fees. Gains on sales of investment securities increased $44,899 and contributed 52.0% to the increase in non-interest income. In both 2002 and 2001, the bank sold short-term investment securities to fund loan growth.

Non-interest Expense

Non-interest expenses increased $642,380, or 50.1%, compared to 2001, due to the additional occupancy expenses and the hiring of eight full-time equivalent employees associated with opening two branch offices in April and September 2002.

Financial Condition

Assets

At September 30, 2004, total assets were approximately $121 million, an increase of $14.4 million, or 13.5%, from December 31, 2003. Average assets for the year 2003 were $88.7 million.

Asset and Liability Management

The principal focus of asset and liability management is the identification, measurement, control and monitoring of processes and strategies that will enhance net interest margins and capital values during periods of changing interest rates.

The board of directors has adopted an asset/liability policy that establishes a prudent interest rate risk management plan. The Asset and Liability Management Committee is responsible for measuring, controlling and monitoring the bank's interest rate position. Management uses various tools and techniques to quantify the exposure to changing interest rates, including traditional "gap" analysis, earnings at risk, and economic value at risk models.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

The following table presents the interest sensitivity profiles as of September 30, 2004. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. "Interest sensitivity gap" is the difference between total earning assets and total interest-bearing liabilities repricing in any given period.

Interest Sensitivity Profile
September 30, 2004

	Within One Year		One Year to Five Years		Over Five Years		Total	
(Dollars in thousands)	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Grand Total	% of Total Earning Assets
Rate Sensitive Assets:								
Loan Portfolio	$58,441	49.5%	$20,002	16.9%	$18,958	16.1%	$97,401	82.5%
Investment and FHLB Stock	-	-	9,949	8.4	2,981	2.6	12,930	11.0
Fed Funds Sold and Int. bearing deposits	7,739	6.5	-	-	-	-	7,739	6.5
Total	$66,180	56.0%	$29,951	25.3%	$21,939	18.7%	$118,070	100.0%
Rate Sensitive Liabilities:								
Savings, NOW and interest checking	$36,713	35.2%	$0	0.0%	$0	0.0%	$36,713	35.2%
Time deposits	17,255	21.5	9,446	9.4	1,936	1.9	28,637	32.8
Other borrowings	13,673	13.8	6,800	6.8	6,900	6.9	27,373	27.5
Term Debt	0	0	1,500	1.5	0	0	1,500	1.5
Trust Preferred Securities	0	0	0	0	3,000	3.0	3,000	3.0
Total	$67,641	70.5%	$17,746	17.7%	$11,836	11.8%	$97,223	100.0%
Interest sensitive gap	($1,461)		$12,205		$10,103			
Cumulative gap	($1,461)		$10,744		$20,847			

Earning Assets

Management considers many criteria in managing interest-earning assets, including credit-worthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth the bank's interest earning assets by category at September 30, 2004 and at December 31, 2003 and 2002.

Profile of Earning Assets

	September 30, 2004		December 31, 2003		December 31, 2002	
(Dollars in thousands)	Amount	% Earning Assets	Amount	% Earning Assets	Amount	% Earning Assets
Loan Portfolio (Net)	$96,228	86.8%	$86,071	83.3%	$53,061	81.3%
Investment and FHLB Stock	12,965	11.7	17,185	16.6	12,077	18.5
Fed Funds Sold and Interest Bearing Deposits	1,656	1.5	110	0.1	133	0.2
Total	$110,849	100.0%	$103,366	100.0%	$65,271	100.0%

Investment Policy

The objective of the bank's investment policy is to invest those funds not needed to meet loan demand to earn the maximum return for the bank, yet still maintain sufficient liquidity to meet fluctuations in loan demand and deposit structure. In doing so, the bank balances the market and credit risks against the potential investment return, makes investments compatible with the pledge requirements of deposits of public funds, maintains compliance with regulatory investment requirements, and assists the various public entities with their financing needs. The Chief Executive Officer and the Vice President/Chief Financial Officer are authorized to execute securities transactions for the investment portfolio, subject to the bank's investment policy and monthly review by the board of directors.

Management uses the investment portfolio to manage liquidity while generating some revenue. The market value of the investments operates inversely to the interest rate environment (i.e. as interest rates increase the market value of the securities decreases and as interest rates decrease the market value of the securities increases). The bank's earlier investment strategy involved investments primarily in mortgage back securities. These securities provided a higher interest rate than federal funds and each month returned a portion of principal which was used to fund loan growth. In the declining interest rate environment that was experienced in 2001 and into 2003, mortgage backed securities were returning significant portions of principal as homeowners were refinancing their home mortgages. This return of principal benefited the bank as it experienced significant loan growth during that period.

In the last year management has changed the investment mix by investing in more government agency step securities, which do not return principal, while reducing investment in mortgage backed securities. These securities do not return principal, but the rates will step up on a pre-determined schedule. Investing in these agency step securities reduces the risk of principal loss in the current rising interest rate environment while providing a reasonable rate of return.

Investment Portfolio

The bank stresses the following attributes for its investments: safety of principal, liquidity, yield, price appreciation and pledgeability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available-for-Sale.

Held to Maturity securities include debt securities that the bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. At September 30, 2004, the bank had no securities classified as Held to Maturity.

Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. At September 30, 2004, the bank held no securities as Trading Securities.

Available-for-Sale securities include those which may be disposed of prior to maturity. These securities are reported at fair market value with unrealized gains and losses excluded from the earnings and reported as a separate component of shareholders' equity. At September 30, 2004, all of the bank's investment portfolio was Available-for-Sale.

The following table sets forth the composition of the bank's investment portfolio at September 30, 2004 and December 31, 2003 and 2002.

Investment Portfolio

	September 30, 2004		December 31, 2003		December 31, 2002	
(Dollars in thousands)	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
U.S. government and agency securities	$7,065	$7,082	$2,000	$2,014	$3,055	$3,134
Mortgage backed securities	4,995	4,966	14,408	14,374	8,423	8,552
Equity securities	945	945	797	797	60	60
Total	$13,005	$12,990	$17,205	$17,185	$11,538	$11,746

At September 30, 2004 and at December 31, 2003, obligations of the United States Government or its agencies and mortgaged backed securities represented 92.2% and 95.4% of the investment portfolio, respectively.

The following tables present the maturity distribution of the estimated market value of the bank's investment securities at September 30, 2004 and December 31, 2003 and 2002. The weighted average yields on these instruments are presented based on anticipated maturities. For purpose of this analysis, all yields are calculated on a pre-tax basis.

Investments Maturity Distribution

September 30, 2004

	Due in one year or less		Over one through five years		Over five through ten years		Over ten years		
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total Amount
U.S. government and agency securities	$ 0	0%	$2,000	3.11%	$5,065	3.55%	$ 0	0%	$7,065
Mortgage-backed securities	0	0	0	0	2,884	4.23	2,094	4.63	4,978
Equity Securities (includes Federal Home Loan Bank Stock)	0	0	0	0	0	0	945	0	945
Total	$ 0	0%	$2,000	3.11%	$7,949	7.78%	$3,041	4.63%	$12,990

December 31, 2003

	Due in one year or less		Over one through five years		Over five through ten years		Over ten years		
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total Amount
U.S. government and agency securities	$ 0	0%	$2,000	3.25%	$ 0	0	$ 0	0	$ 2,000
Mortgage-backed securities	0	0	116	6.34	$3,320	3.73%	$10,952	5.51%	14,388
Equity securities (includes Federal Home Loan Bank Stock)	0	0	0	0	0	0	797	0	797
Total	$ 0	0%	$2,116	9.59%	$3.320	3.73%	$11,749	5.51%	$17,185

	December 31, 2002								
	Due in one year or less		Over one through five years		Over five through ten years		Over ten years		
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total Amount
(Dollars in thousands)									
U.S. government and agency securities	$ 0	0%	$3,134	3.65%	$ 0	0%	$ 0	0%	$ 3,134
Mortgage-backed securities	0	0	0	0	684	5.53	$7,477	4.93	8,161
Equity securities (includes Federal Home Loan Bank Stock)	0	0	0	0	0	0	391	0	391
Total	$ 0	0%	$3,134	3.65%	$3.320	5.53%	$7,928	4.93%	$11,746

Loan Portfolio

The bank had total net loans (gross loans minus the allowance for loan losses and deferred loan fees) of $96.2 million at September 30, 2004 reflecting an increase of $10.2 million or 11.8%, compared to total loans for the year ended December 31, 2003.

The following table sets forth the composition of the gross loan portfolio at September 30, 2004 and December 31, 2003.

Loan Portfolio Composition

	September 30, 2004		December 31, 2003		December 31, 2002	
(Dollars in thousands)	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans
Commercial	$29,569	30.4%	$25,927	29.6%	$13,894	25.7%
Real Estate:						
Construction	31,041	31.9	27,572	31.5	17,835	32.9
Commercial	34,027	34.9	29,671	33.9	19,053	35.2
Other	2,159	2.2	3,472	4.0	2,377	4.4
Consumer	605	0.5	976	1.1	972	1.8
Total	$97,401	100.0%	$87,618	100.0%	$54,131	100.0%

Loans secured by real estate mortgages at September 30, 2004 were composed of loans secured by 1-4 family residential (2.3%), commercial real estate (34.9%) and construction loans (31.9%).

The following table sets forth the maturities and interest sensitivities of the bank's gross loan portfolio at September 30, 2004.

Loan Maturities & Interest Sensitivities

	Due or Repricing within three months	Due or Repricing after Three through Twelve Months		Due or Repricing after One through Five Years		Due or Repricing Over Five Years		
(Dollars in thousands)	Amount	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Commercial	$5,618	$561	$6,654	$11,160	$3,192	$441	$1,943	$29,569
Real Estate:								
Construction	4,713	0	25,419	0	909	0	0	31,041
Commercial	397	30	3,269	962	24,695	3,153	1,521	34,027
Other	82	0	283	110	215	398	1,071	2,159
Consumer	0	9	11	73	385	29	98	605
Total	$10,810	$600	$35,636	$12,305	$29,396	$4,021	$4,633	$97,401

Loans with either fixed or variable interest rates are categorized by their maturity: less than three months; three to twelve months; one to five years; and over five years. At September 30, 2004, the bank's loans which mature or re-price in less than one year totaled $47.0 million. Of this amount, $40.3 million or 85.7% are considered variable rate, indexed to the prime lending rate. Loans due after one year totaled $50.4 million of which $16.4 million have fixed interest rates and $34 million have variable interest rates.

The bank's real estate loan portfolio is secured by office buildings, land for development, single family homes and other real property located primarily in the Washington County, Oregon area. Substantially all of these loans are secured by first liens with initial loan to value ratios ranging from 75% to 90% depending on the type of real property securing the loans.

Average Yields Earned and Rates Paid

The following tables show average balances and interest income or interest expense, with the resulting average yield or rates by category of average earning asset or interest-bearing liability for the periods indicated on a pre-tax basis. For the purpose of these analyses, non-accrual loans are included in the average balance of loans.

For the Nine Months Ended September 30,

	2004			2003		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Interest-earning assets:						
Loans	$ 93,582	$ 5,053	7.20%	$ 64,583	$ 3,595	7.42%
Investment securities	14,352	418	3.88%	15,181	359	3.15%
FHLB stock	827	16	2.58%	514	29	7.52%
Federal funds sold	2,650	25	1.26%	1,075	9	1.12%
Interest-bearing deposits	4,929	19	0.51%	1,495	1	0.09%
Average interest-earning assets	116,340	5,531	6.34%	82,848	3,993	6.43%
Allowance for possible loan losses	(1,107)			(855)		
Noninterest-bearing assets	1,435			1,677		
Total average assets	$ 116,668			$ 83,670		

Liabilities and Stockholders' Equity:

Interest-bearing liabilities:						
Demand and savings accounts	32,943	356	1.44%	24,864	295	1.58%
Time deposits	32,406	615	2.53%	21,745	484	2.97%
Other borrowings	30,814	642	2.78%	20,861	438	2.80%
Total interest-bearing liabilities	96,163	1,613	2.24%	67,470	1,217	2.41%
Noninterest-bearing deposits	13,447			8,050		
Other liabilities	660			2,147		
Total stockholders' equity	6,398			6,003		
Total average liabilities and stockholders' equity	$ 116,668			$ 83,670		
Net interest income and net interest margin		$ 3,918	4.49%		$ 2,776	4.47%

	For the Year Ended December 31,					
	2003			2002		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Interest-earning assets:						
Loans	$ 69,459	$ 5,117	7.37%	$ 47,069	$ 3,894	8.27%
Investment securities	15,643	515	3.29%	10,001	474	4.74%
FHLB stock	514	37	7.20%	246	7	2.85%
Federal funds sold	930	10	1.08%	1,829	29	1.59%
Interest-bearing deposits	1,486	2	0.13%	2,182	2	0.09%
Average interest-earning Assets	88,032	5,681	6.45%	61,327	4,406	7.18%
Allowance for possible loan losses	(926)			(613)		
Noninterest-bearing assets	1,575			1,330		
Total average assets	$ 88,681			$ 62,044		

Liabilities and Stockholders' Equity:

Interest-bearing liabilities:						
Demand and savings accounts	$26,340	$402	1.53%	$17,526	$394	2.25%
Time deposits	23,074	661	2.86%	21,835	811	3.71%
Other borrowings	22,578	629	2.79%	9,856	299	3.03%
Average interest-bearing liabilities	71,992	1,692	2.35%	49,217	1,504	3.06%
Noninterest-bearing deposits	10,641			7,365		
Other liabilities	341			311		
Total stockholders' equity	5,707			5,151		
Total average liabilities and stockholders' equity	$ 88,681			$ 62,044		
Net interest income and net interest margin		$ 3,989	4.53%		$ 2,902	4.73%

The following tables show changes in interest income and expense as attributable to changes in interest rates versus volume for the periods indicated. Changes not due solely to volume or rate, if applicable, are allocated proportionately between volume and rate.

	For the Nine Months Ended September 30, 2004 Versus 2003		
(Dollars in thousands)	**Change Due to Rate**	**Change Due to Volume**	**Total Change**
Increase (decrease) in interest income:			
Loans	$ (156)	$ 1,614	$ 1,458
Investment securities	79	(20)	59
FHLB stock	(31)	18	(13)
Federal funds sold	3	13	16
Interest-bearing deposits	16	2	18
Total interest income	(90)	1,628	1,538
Increase (decrease) in interest expense:			
Demand and savings accounts	(35)	96	61
Time deposits	(106)	237	131
Other borrowings	(5)	209	204
Total interest expense	(146)	542	396
Increase in net interest income	$ 56	$ 1,086	$ 1,142

	For the Year Ended December 31, 2003 Versus 2002		
(Dollars in thousands)	**Change Due to Rate**	**Change Due to Volume**	**Total Change**
Increase (decrease) in interest income:			
Loans	$ (629)	$ 1,852	$ 1,223
Investment securities	(226)	267	41
FHLB stock	22	8	30
Federal funds sold	(5)	(14)	(19)
Interest-bearing deposits	1	(1)	-
Total interest income	(837)	2,112	1,275
Increase (decrease) in interest expense:			
Demand and savings accounts	(190)	198	8
Time deposits	(196)	46	(150)
Other borrowings	(56)	386	330
Total interest expense	(442)	630	188
Increase (decrease) in net interest income	$ (395)	$ 1,482	$ 1,087

Deposits

The bank's primary sources of funds are interest-bearing deposits. The following table sets forth the bank's deposit structure at September 30, 2004, December 31, 2003 and 2002:

Deposit Structure

	September 30, 2004		December 31, 2003		December 31, 2002	
(Dollars in thousands)	Amount	% Total Deposits	Amount	% Total Deposits	Amount	% Total Deposits
Noninterest-bearing demand	$16,347	20.0%	$12,525	17.9%	$8,354	16.2%
Interest-bearing demand	2,505	3.1	1,497	2.1	2,116	4.1
Money market	33,927	41.5	25,469	36.5	18,543	35.9
Savings	281	0.3	528	0.8	220	0.4
Certificates of deposit less than $100,000	16,656	20.4	17,404	24.9	14,765	28.6
Certificates of deposit $100,000 or more	11,981	14.7	12,371	17.8	7,647	14.8
Total deposits	$81,698	100.0%	$69,794	100.0%	$51,645	100.0%

The following table presents a breakdown by category of the average amount of deposits and the weighted average rate paid on deposits for the periods indicated:

Average Deposits/Rate Paid

	September 30, 2004		December 31, 2003		December 31, 2002	
(Dollars in thousands)	Average deposits	Avg. Rate Paid	Average deposits	Avg. Rate Paid	Average deposits	Avg. Rate Paid
Noninterest-bearing demand	$13,447	0%	$10,641	0%	$7,365	0%
Interest-bearing demand	1,607	0.5	1,335	0.5	1,522	0.4
Money Market	31,082	1.5	24,562	1.4	15,823	2.4
Savings	254	0.5	443	1.0	182	1.4
Certificates of deposit	32,406	2.5	23,074	2.6	21,835	3.7
Total	$78,796	1.6%	$60,055	1.6%	$46,727	2.6%

The following table indicates, as of the dates indicated, time certificates of deposits by the time remaining until maturity:

Certificate of Deposit Maturities

(Dollars in thousands)	September 30, 2004	December 31, 2003	December 31, 2002
Under $100,000			
Maturity in:			
Three months or less	$ 3,016	$ 2,119	$ 3,224
3-12 months	6,629	8,232	5,120
one year through three years	4,581	5,726	6,008
Over three years	1,526	1,675	413
Total	$ 15,752	$ 17,752	$ 14,765
Total with remaining maturity less than one year	$ 9,645	$ 10,351	$ 8,344
$100,000 and greater			
Maturity in:			
Three months or less	$ 4,350	$ 1,684	$ 1,309
3-12 months	3,925	8,436	2,789
one year though three years	2,862	1,803	3,549
Over three years	1,748	100	0
Total	$ 12,885	$ 12,023	$ 7,647
Total with remaining maturity less than one year	$ 8,275	$ 10,120	$ 4,098

Credit Risk Management and Allowance for Loan Losses

Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of banking. Loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, the bank prices its loan products at a margin above the prime rate, the treasury constant maturity, and other indices which it constantly monitors.

Management regularly reviews the loan portfolio and determines the amount of loans to be charged off. In addition, management considers such factors as previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require the bank to recognize additions to the allowances based on their judgment about information available at the time of their examinations. In addition, any loan or portion thereof that is classified as a "loss" by regulatory examiners is charged-off. For the year ended December 31, 2003, the bank had net loan charge-offs of approximately $311,000 and $185,000 through the first nine months of 2004.

The allowance for loan losses is maintained at a level that management considers adequate to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio. The allowance for loan losses is increased by charging operating expense. The allowance is reduced by loans charged off and is increased by provisions charged to earnings and recoveries on loans previously charged-off. The allowance is based on management's periodic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the portfolio, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

When information confirms that specific loans are uncollectible, these amounts are charged off against the allowance for loan losses. The existence of some or all of the following criteria will generally confirm that a loss has occurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair market value of the collateral is significantly below the loan balance; and there is little or no near-term prospect for improvement.

The following table reflects the changes in the Allowance for Loan Losses as well as related information regarding the loans outstanding for the periods indicated.

Summary of Credit Loss Experience and Related Information

(Dollars in thousands)	Nine months ended September 30, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Allowance for Loan Losses at beginning of period	$988	$725	$465
Charge-offs:			
Commercial	181	312	22
Real estate construction	0	0	0
Real estate mortgage	25	0	0
Consumer	0	0	0
Total charge-offs	206	312	22
Recoveries:			
Commercial	0	0	0
Real estate construction	21	1	0
Real estate mortgage	0	0	0
Consumer	0	0	0
Total recoveries	21	1	0
Net charge-offs	185	311	22
Provision charged to operations	370	574	287
Allowance for Loan Losses at end of period	$1,173	$988	$725
Loans outstanding:			
End of period	$97,401	$87,059	$54,131
Average during the period	92,475	68,533	47,069
Ratio of allowance for credit losses at end of period to:			
Loans outstanding at end of period	1.20%	1.13%	1.34%
Average loans outstanding during the period	1.27%	1.44%	1.54%
Ratio of net charge-offs during the period to average loans outstanding during the period	0.02%	0.45%	0.05%

The allowance for loan losses is allocated as shown below based on evaluations of past history and the composition of the loan portfolio. Since these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

Allocation of Allowance for Loan Losses

(Dollars in thousands)	September 30, 2004		December 31, 2003		December 31, 2002	
	Allocation	Percentage	Allocation	Percentage	Allocation	Percentage
Commercial	$585.1	49.9	$419.9	42.5%	$329.4	45.4%
Real estate	155.5	13.3	115.7	11.7	120.6	16.6
Construction	426.9	36.4	431.6	43.7	263.0	36.3
Consumer	5.5	0.4	20.8	2.1	12.0	1.7
	$1,173	100%	$988	100.0%	$725	100.0%

Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

The following table sets forth information regarding the bank's non-performing loans on the dates indicated.

Nonaccrual, Past Due and Restructured Loans

(Dollars in thousands)	September 30, 2004	December 31, 2003	December 31, 2002
Loans accounted for on a nonaccrual basis	$122	$ 734	$ 128
Accruing loans which are contractually past due 90 days or more	14	426	952
Restructured loans	0	209	0
Total	$136	$1,369	$1,080

At of September 30, 2004, Columbia Community Bank had one loan on nonaccrual. The balance of non-accrual loans as of December 31, 2003 represented two loans. One loan, a construction loan with a balance of $553,000, has been paid down to less than $200,000 through the sale of a portion of the related project and is now performing as expected. The balance of $181,000 represents a portion of a loan that was guaranteed by the U.S. Small Business Administration (SBA) and charged off in 2003. The SBA is disputing steps taken by the bank to work through this charged off loan and is withholding payment of the guarantee while it reviews the information. Although management believes the SBA will make a decision favorable to the bank, it was prudent to charge off the $181,000 in dispute while a resolution is being negotiated.

The following table shows the amount of loans by type that were 90 days or more past due, on nonaccrual status, restructured and lost interest at December 31, 2003 and 2002.

Past Due, Nonaccrual and Restructured by Loan Type

(Dollars in thousands)

	Nonaccrual			90 Days or More Past Due			Restructured			Lost Interest		
	9/30/04	12/31/03	12/31/02	9/30/04	12/31/03	12/31/02	9/30/04	12/31/03	12/31/02	9/30/04	12/31/03	12/31/02
Commercial	$122	$ 181	$ 0	$ 0	$ 0	0	$ 0	$209	0	$ 0	$ 0	$ 0
Real estate	0	553	128	14	426	0	0	0	0	0	0	0
Consumer	0	0	0	0	0	0	0	0	0	0	0	0
Total	$122	$ 734	$ 128	$14	$ 426	0	$ 0	$209	0	$ 0	$ 0	$ 0

Liquidity Management

The bank has adopted policies to maintain a relatively liquid position to enable it to respond to changes in the financial environment and ensure sufficient funds are available to meet customers' needs for borrowing and deposit withdrawals. Generally, the bank's major sources of liquidity are customer deposits, sales and maturities of investment securities, the use of borrowings through repurchase agreements, federal funds purchased and the FHLB, and the net cash provided by operating activities. As of September 30, 2004, unused and available lines of credit totaled $3.0 million from FHLB's "Advances, Security and Deposit Agreement" and $11.0 million from correspondent banks. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments are not as stable because they are influenced by general interest rate levels, competing interest rates available on other investments, market competition, economic conditions, and other factors. Liquid asset balances include cash, amounts due from other banks, federal funds sold, and securities available-for-sale. At September 30, 2004, these liquid assets totaled $22.7 million or 18.7% of total assets as compared to $18.6 million or 17.5% of total assets at December 31, 2003. Total liquid assets of $18.6 million as of December 31, 2003, compare to $15.7 million or 22.4 % of total assets at December 31, 2002. Liquidity declined during 2003 as a result of strong loan growth and branch expansion.

Analysis of liquidity should include a review of the changes that appear in the consolidated statements of cash flows for the period ended September 30, 2004. The statement of cash flows includes operating, investing, and financing categories. Operating activities include net income of $694,000 and $813,000 in adjustments for non-cash items and changes in cash due to changes in certain assets and liabilities. Investing activities consist primarily of both proceeds from and purchases of securities and the impact of the net growth in loans. Financing activities present the cash flows associated with the change in deposit accounts, changes in long-term and other borrowings, the issuance of trust preferred securities and various shareholder transactions.

At September 30, 2004, the bank had outstanding unfunded lending commitments of $29.9 million. Nearly all of these commitments represented unused portions of credit lines available to businesses. Many of these credit lines are not expected to be fully drawn upon and, accordingly, the aggregate commitments do not necessarily represent future cash requirements. Management believes the bank's sources of liquidity are sufficient to meet likely calls on outstanding commitments, although there can be no assurance in this regard.

Management expects liquidity to tighten during the fourth quarter of 2004 as a result of increasing loan demand and the opening of a new branch location. This restricted liquidity will be reduced somewhat by the proceeds of this offering and expected increases in deposits during the fourth quarter.

The bank's primary and secondary sources of liquidity as of September 30, 2004, are shown below:

Primary Liquidity	
Cash and Due from Banks	$ 9,095
AFS Securities (Estimated Unpledged)	0
Federal Funds Sold	5,353
Estimated Cash Flow From Loans/Securities	3,224
Total Primary Liquidity	$ 17,672
Secondary Sources of Liquidity	
Available balances and lines of credit from correspondent banks	14,000
Total Secondary Sources of Liquidity	$ 14,000
Total Primary and Secondary Liquidity	$ 31,672

Capital

For regulatory purposes, both the bank and holding company must maintain certain capital ratios. As a single bank holding company, the bank's ratios are most significant. The bank's actual capital amounts and ratios are presented in the following table, as well as the regulatory requirements for minimum capital adequacy and to be considered "well capitalized."

	Actual		Minimum Capital Adequacy		Well Capitalized	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2004						
Total Capital (to risk-weighted assets)	$12,330	11.1%	$8,908	8.0%	$11,135	10.0%
Tier I Capital (to risk-weighted assets)	$11,156	10.0%	$4,454	4%	$6,681	6.0%
Tier I Capital (to average assets)	$11,156	9.1%	$4,897	4.0%	$6,122	5.0%
December 31, 2003						
Total Capital (to risk-weighted assets)	$9,858	10.1%	$7,835	8.0%	$9,794	10.0%
Tier I Capital (to risk-weighted assets)	$8,870	9.1%	3,918	4.0%	$5,877	6.0%
Tier I Capital (to average assets)	$8,870	8.5%	$4,151	4.0%	$5,189	5.0%
December 31, 2002						
Total Capital (to risk-weighted assets)	$6,083	10.3%	$4,747	8.0%	$5,934	10.0%
Tier I Capital (to risk-weighted assets)	$5,358	9.0%	$2,373	4.0%	$3,560	6.0%
Tier I Capital (to average assets)	$5,358	7.7%	$2,797	4.0%	$3,496	5.0%

In March 2003, we formed a wholly-owned Connecticut statutory business trust, Columbia Commercial Statutory Trust I, which issued $3 million of guaranteed undivided beneficial interests in our floating rate Junior Subordinated Deferrable Interest Debentures. These securities are referred to as trust preferred securities. The trust preferred securities qualify as Tier 1 capital under regulatory guidelines, but for financial statement reporting purposes, trust preferred securities are reported as long term debt. For purposes of computing return on average equity and the return on average assets, the trust preferred securities are excluded from GAAP equity while required payments on the securities are recorded as interest expense.

Proposed regulations by the Federal Reserve may limit the aggregate amount of trust preferred securities that can be included as Tier 1 capital, net of goodwill to 25%. As of September 30, 2004, the bank's Trust Preferred Securities constituted 26.9% of our total capital, and as a result, the excess amount of capital from the Trust Preferred Securities is not counted as Tier 1 capital. The proceeds from this offering will increase our Tier 1 capital, which will permit us to issue additional trust preferred securities in the future, if appropriate, to support further asset growth.

We have two significant capital expenditures planned for the next twelve months. The bank expects to incur approximately $250,000 in capital expenditures related to the opening of a new branch in Durham, Oregon, which will be paid out from bank's existing operating capital. We also intend to pay off the $1.5 million line of credit with U.S. Bank, N.A. with the proceeds from this offering. Management will pursue opportunities to open additional branch locations in our market in late 2005 and early 2006.

MANAGEMENT

Information about our Directors

The following directors serve on the boards of both Columbia Commercial Bancorp and Columbia Community Bank. Each of these directors has served on the bank's board since its formation in April 1999 and has served on the holding company's board since its formation in April 2002. Directors are elected annually.

Patrick J. Culligan, age 56, has been the owner of BCA Financial Services, Inc., a financial planning firm in Hillsboro, Oregon since 1979. BCA Financial Services, Inc. is a member of KMS Financial Service, a registered investment advisory firm.

John M. Godsey Jr., age 59, retired in 2003 as a principal of Consulting Engineering Services, a civil engineering consulting firm which provides civil engineering services throughout the Portland Metropolitan area, which he formed in 1984.

Donald B. Kane, age 72, retired in 1997 after 26 years as Vice President-Finance of Drake Construction Company. Mr. Kane was formerly the CFO, Treasurer and a director of Mt. Hood Meadows ski area. Mr. Kane is currently Chairman of the board of directors.

Martin D. Quandt, age 42, has been a principal of Northwest Mortgage Group, Inc. since 1995, providing first and second mortgages and home equity loans to residential customers in Oregon and Washington.

John C. Richards, age 62, has been the owner since 1976 of Professional Towing, which provides automotive repair services and towing for the Southwest Portland Metro Area.

Rick A. Roby, age 49, serves as our President and Chief Executive Officer. Prior to founding the bank in 1999, Mr. Roby was president of Sherwood State Bank in Ohio, a position he held for 17 years.

Joseph T. (Ted) Rose, age 65, is a principal of WARZ Investments, L.L.C., a commercial real estate development company he founded in 1976.

Anita M. Sharman, age 60, has been the co-owner of Omega Investments, LLC, specializing in real estate development, primarily involving hotels since 1994. Ms. Sharman served for nine years on the board of directors of Tualatin Valley Mental Health Association. Ms. Sharman is currently Vice Chairman of the board of directors.

James E. (Ed) Wagenblast, age 71, is the owner of Valley West Refuse Disposal Inc., and is a principal of WARZ Investments, L.L.C., a commercial real estate development company. Mr. Wagenblast's principal occupation is as president of Valley West Refuse Disposal Inc., which he has managed since 1959.

Information about our Executive Officers

In addition to Rick Roby, President and Chief Executive Officer, the following executive officers serve as officers of both Columbia Commercial Bancorp and Columbia Community Bank:

Randy V. Blake, age 48, has served as Chief Financial Officer since 2002. Prior to joining the bank, he served as Vice President, Operations at Oregon Business Bank since 1999.

Fred Johnson, age 48, has served as Executive Vice President, Senior Lending Officer since the bank's founding in 1999.

Compensation of Directors and Officers

Directors. For their service on the bank's board, in January 2004 each director received an annual retainer for 2004 paid in 235 shares of restricted stock valued at $3,525. The board of directors valued the restricted stock at $15 per share based on the board's consideration of recent prices paid in private transactions in our stock of which we were aware. The restricted stock is subject to repurchase by the company at a nominal price if the director does not serve for the full year. Directors also receive $200 per monthly meeting attended and $100 per committee meeting attended other than loan committee for which directors receive $50 per meeting. Directors receive no fees in connection with service as directors of Columbia Commercial Bancorp.

Executive Officers. The following table sets forth compensation paid by Columbia Community Bank to its three most highly paid executive officers during 2003. Executives do not receive additional compensation for their service to the holding company.

Name Of Individual Or Identity Of Group	Capacities In Which Remuneration Was Received(1)	Aggregate Remuneration
Rick A. Roby	President & CEO	$160,970
Frederick S. Johnson	Executive Vice President, Senior Lending Officer	$99,210
Randy V. Blake	Vice President and Chief Financial Officer	$75,255

(1) Serves in the same capacities for both Columbia Commercial Bancorp and Columbia Community Bank

Employment Contracts

The bank has entered into employment agreements with our executive officers. Mr. Roby's agreement provides for an employment term until December 31, 2005, during which time Mr. Roby may be terminated by the bank only for cause. Cause includes willful failure to comply with policies; fraud, dishonesty or other acts or mistakes in performance of director, and material breach of employment agreements. Under the terms of the employment agreement, Mr. Roby was entitled to receive options to purchase 7,500 shares of our common stock. Mr. Roby has received options to purchase 2,500 shares pursuant to the agreement and has waived the right to receive the remainder of the options that were to be granted pursuant to the agreement. See "Stock Options" for a list of all stock option held by Mr. Roby to purchase our stock. The agreement also entitles Mr. Roby to receive incentive bonuses, to be determined by the board, based on his achievement of certain predetermined objectives each year. The bank pays the premiums on medical and dental insurance for Mr. Roby and his family and provides life insurance and long-term disability insurance for Mr. Roby. Mr. Roby is entitled to four weeks of vacation each year. The employment agreement requires Mr. Roby not to compete against the bank for a period of two years following termination of his employment for cause or due to resignation. For a period of one year after termination of his employment, he may not solicit or hire our employees. In the event of a change in control, Mr. Roby will receive a bonus equal to 1.5 times his annual salary if the event occurs in 2004, or 1.65 times his annual salary if it occurs in 2005.

The bank also has entered into a Deferred Compensation Agreement with Mr. Roby that entitles him to defer receipt of a portion of his compensation and receive interest at a rate determined annually by the board of directors on the deferred amount during the deferral period. Alternatively, he may direct the bank to invest the deferred amount in fixed income securities or mutual funds, with the actual income, gains or losses, to be credited to his account. The deferred compensation is paid to Mr. Roby starting upon termination of his employment or a change in control.

Under the employment agreement with Mr. Frederick Johnson, in the event of a change of control, Mr. Johnson will receive a cash bonus equal to one times his annual salary. Mr. Johnson also has the right to enter into a deferred compensation agreement, but has not chosen to do so. Mr. Johnson is entitled to medical and dental coverage for he and his family, or the cash equivalent thereof, as well as life insurance and disability coverage. He is entitled to four weeks vacation each year, with a one-week carryover. Mr. Johnson is subject to the same non-competition and non-solicitation covenants as Mr. Roby. Under his employment agreement, Mr. Johnson was promised options to purchase 1000 shares of common stock. In fact, these options were granted to Mr. Johnson prior to entering into this employment agreement and Mr. Johnson has acknowledged that we do not have an obligation to grant any additional options. Mr. Johnson's employment agreement expires December 31, 2005.

Mr. Randy Blake's employment agreement provides for a cash bonus equal to one half times his annual salary if his employment is terminated for any reason within one year after a change in control. Mr. Blake also has the right to enter into a deferred compensation agreement, but has not chosen to do so. The bank pays the premiums on medical and dental insurance for Mr. Blake and provides life insurance. Mr. Blake is entitled to four weeks vacation per year. Mr. Blake is subject to the same non-competition and non-solicitation covenants as Mr. Roby and Mr. Johnson. Mr. Blake's agreement expires in January 2006.

The bank has employment agreements with two other employees who are not officers of Columbia Commercial Bancorp. These agreements provide a benefit of one half times the employee's annual salary if the employee's employment is terminated for any reason after a change in control. These agreements contain similar non-disclosure and non-solicitation covenants.

Equity Compensation Plans

Columbia Commercial Bancorp maintains two equity compensation plans: the 1999 Stock Option Plan and the 2004 Stock Incentive Plan. The purpose of these plans is to enable the bank to attract and retain the services of people with training, experience and ability and to provide additional incentive to key employees and directors by giving them an opportunity to participate in the ownership of the company.

1999 Stock Option Plan.

The stock option plan was approved by the bank's directors on October 19, 1999, and became effective upon approval of the shareholders at the first annual meeting in April 2000. The plan was assumed by the holding company upon its inception in 2002. No further options may be granted under the 1999 Stock Option Plan.

Options to purchase 67,000 shares are outstanding under the 1999 Stock Option Plan. The exercise prices range from $10.00 to $11.48. Without an active trading market from which to determine the stock's fair market value at the time of an option grant, the board of directors determined the exercise price based on their reasonable judgment taking into consideration the limited information regarding recent prices paid for the stock in private transactions. All options granted under the plan are vested. Of the outstanding options, 30,000 are Incentive Stock Options and 37,000 are non-qualified stock options.

2004 Stock Incentive Plan.

The 2004 Plan became effective on January 30, 2004, and will terminate on January 30, 2014. Termination of the plan will not affect any awards that are outstanding at that time. A board committee or, if no committee is appointed, the full board of directors, administers the 2004 Plan.

The 2004 Plan authorizes awards covering up to 94,000 shares of common stock and provides for the granting of incentive stock options, nonqualified stock options and restricted stock. Incentive stock options may be granted to any employee; nonqualified stock options and restricted stock may be granted to any employee, director, or other individual who has performed or will perform services for the Company. In the event any outstanding option expires without being exercised, or if a restricted stock grant is forfeited, the unexercised shares formerly subject to that option or forfeited shares previously subject to a restricted stock grant, would again become available for stock options and restricted stock grants. The 2004 Plan limits the number of shares authorized for issuance as incentive stock options to 30,000. The 2004 Plan limits the number of shares that can be granted to an individual to 1,000 in any calendar year or 2,000 in the calendar year in which the individual is hired or joins the board of directors.

The 2004 Plan contains an evergreen provision that annually increases the number of authorized shares to an amount equal to 20% of the outstanding shares of the company at fiscal year end, rounded to the nearest 1,000 shares. Under this provision, annual increases will be made through and including fiscal year 2014. Assuming the offering is fully subscribed, the number of shares authorized for awards under the plan would increase to 145,000.

In the event the company's stock changes due to a stock split, dividend, combination, reclassification or similar change in capital structure effected without the receipt of consideration, appropriate adjustments will be made in the number of shares subject to the 2004 Plan, the number of shares of stock subject to outstanding stock options, and the exercise price for shares subject to stock options. In the event of a change of control, liquidation or dissolution, unexercised awards will terminate. In the event of a change of control, however, awards will continue if the agreement governing the change of control provides for the assumption, substitution or adjustment of each outstanding award.

Each award must be covered by a written agreement that sets forth the terms and conditions of the award as determined in the sole discretion of the board of directors.

Options are exercisable for a set period of time not to exceed ten years from the date of the grant, and may be subject to a vesting schedule under which they become incrementally exercisable over a period of time. Options expire ten years after the date of grant and are subject to earlier cancellation in the event an optionee ceases to be an employee.

Options are designated as either "Incentive Stock Options," as defined in Section 422 of the Internal Revenue Code, or "Non-Qualified Stock Options" and are exercisable at a per share price not less than 100% of the fair market value of the common stock on the date of the grant. Incentive Stock Options granted to any person with beneficial ownership of 10% or more of the outstanding shares must be exercisable at a per share price not less than 110% of the fair market value of the common stock on the date of the grant. The 2004 Plan permits, at the discretion of the committee, the option holder to pay the exercise price of any options with cash, company stock held by the option holder for at least six months, or by any combination of cash and company stock.

Options may be exercised only while the recipient is employed, or is serving as a director, or, in the case of incentive stock options, within 90 days after termination of service unless the person is disabled or dies, in which case all incentive stock options terminate after one year from the date of the disability or death. Non-qualified stock options terminate three months after termination of service (unless termination is for cause) or one year from the date of disability or death. Non-qualified stock options are not transferable except by gift to immediate family or by will or the laws of descent and distribution. Incentive stock options are not transferable except by will or the laws of descent and distribution

Shares under restricted stock grants vest over time or upon achievement of performance-based criteria. If a restricted stock grant is forfeited, the company may repurchase the stock at a nominal price.

We have issued a total of 1,880 shares under the 2004 Plan in the form of restricted stock grants to directors in lieu of their annual retainer fee.

Transactions with Management

From time to time, some of the directors and officers of the bank and the company, members of their immediate families, and firms and corporations whom they are associated with do business with us. All future transactions with officers, directors and shareholders holding 5% or more of our stock must be on terms no less favorable to us than could be obtained from third parties.

The bank leases its office from WARZ Investments, LLC, of which bank directors Joseph T. Rose and James E. Wagenblast are members. The bank believes the terms and conditions of the leases are fair to the bank and are substantially comparable to those that would be available to the bank from or to an unaffiliated party.

Director Patrick Culligan provides investment advisory services for the bank's 401 (K) plan, which is offered through Scudder Financial. He is not compensated directly by the bank for these services, but receives annual compensation of 0.225% of the plan assets from Scudder Financial. As of September 30, 2004, the plan assets were approximately $708,000.

Other than these transactions, business between the bank and its directors and officers involves ordinary banking transactions, such as borrowings and investments in time deposits. We make these transactions in the ordinary course of business, on substantially the same terms, including interest rates paid or charged and collateral required, as those prevailing at the time for comparable transactions with unaffiliated persons. Loans to directors and executive officers do not involve more than the normal risk of collectibility or have other features that would be disadvantageous to the bank. As of September 30, 2004, the aggregate outstanding amount of all loans to officers and directors was approximately $1.13 million, which represented 16.7% of the shareholders equity at that date. These loans included $97,000 secured by residential real estate, $748,000 secured by commercial real estate, and $285,000 unsecured. All of these loans are currently in good standing and are being paid in accordance with their terms.

Stock ownership of directors and executive officers

The following table shows the number of shares of our common stock that each of the directors and executive officers beneficially owned as of June 30, 2004, and the directors and executive officers as a group. The numbers indicate shares held directly with sole voting and investment power, unless otherwise indicated.

Name and Position [1]	Number of Shares Owned Before the Offering	Percent of Shares Outstanding [2]	Number of Shares Expected to be Owned after the Offering[3]	Percent of Shares Outstanding [4]
Anita M. Sharman, Director, Vice Chairman	18,235 [5]	3.8%	20,737	2.9%
Patrick J. Culligan, Director	13,235 [6]	2.7%	15,735	2.2%
John M. Godsey, Jr., Director	10,735 [7]	2.3%	13,235	1.8%
Donald B. Kane, Director, Chairman	17,235 [8]	3.6%	19,735	2.7%
Martin D. Quandt, Director	3,735 [9]	*	8,735	1.2%
John C. Richards, Director	13,335 [10]	2.8%	18,335	2.5%
Rick A. Roby, Director, President & CEO	32,735 [11]	6.6%	37,735	5.2%
Joseph T. Rose, Director	12,235 [12]	2.6%	17,235	2.4%
James E. Wagenblast, Director	62,985 [13]	13.2%	67,985	9.4%
Randy V. Blake, CFO	7,000 [14]	1.5%	8,250	1.1%
Frederick S. Johnson, Executive Vice President	10,500 [15]	2.2%	13,000	1.8%
All directors and officers as a group (11 persons)	201,965 [5-15]	38.0%	240,717	30.8%

* Less than 1.0%

(1) The business address for each person is 314 East Main St., P.O. Box 725, Hillsboro, Oregon 97123.
(2) For purposes of calculating percent of shares outstanding, the denominator includes 472,784 shares outstanding at September 30, 2004 plus the respective individual's options. All options held by directors and executive officers are fully vested.
(3) Includes preliminary indications of purchases in the offering. Directors and officers may purchase as many or as few shares as desired, subject to the same terms and conditions as any other person.
(4) For purposes of calculating the expected percentage of shares outstanding, we are assuming that the offering is fully subscribed, so that 250,000 shares are sold in the offering.
(5) Includes 3,000 shares covered by options.
(6) Includes 4,000 shares held in trust for his benefit and 3,000 shares covered by options.
(7) Includes 4,400 shares held jointly with his spouse; 3,100 shares held in trust for his benefit; and 3,000 shares covered by options.
(8) Includes 4,000 shares held jointly with his spouse; 10,000 shares held in trust for his benefit; and 3,000 shares covered by options.
(9) Includes 500 shares held jointly with his spouse and 3,000 shares covered by options.
(10) Includes 10,000 shares held jointly with his spouse and 3,000 shares covered by options.
(11) Includes 24,000 shares covered by options. Includes 8,500 shares held in trust for his benefit.
(12) Includes 9,000 owned jointly with his spouse and 3,000 shares covered by options.
(13) Includes 56,750 shares held as custodian for minor children and 3,000 shares covered by options.
(14) Includes 7,000 shares held in trust for his benefit.
(15) Includes 10,000 shares covered by options and 200 shares held jointly with his spouse.

The Company is also aware of one other shareholder, Beverly Quandt, who owns more than 5% of our common stock. Ms. Quandt owns 25,000 shares, which is 5.3% of the outstanding stock as of June 30, 2004. Ms. Quandt is the mother of director Martin Quandt.

Stock Options

As of September 30, 2004 there were options to purchase 67,000 shares of our common stock outstanding, of which options to purchase 58,000 shares of our common stock are held by directors and executive officers, as listed below.

Name of Holder	Number of shares covered by the option	Exercise Price	Expiration Date
Pat Culligan	2,500	$10.00	December 27, 2010
Pat Culligan	500	$11.48	December 26, 2012
John Godsey	2,500	$10.00	December 27, 2010
John Godsey	500	$11.48	December 26, 2012
Frederick Johnson	9,000	$10.00	October 19, 2009
Frederick Johnson	1,000	$10.63	December 1, 2011
Donald Kane	2,500	$10.00	December 27, 2010
Donald Kane	500	$11.48	December 26, 2012
Martin Quandt	2,500	$10.00	December 27, 2010
Martin Quandt	500	$11.48	December 26, 2012
John Richards	2,500	$10.00	December 27, 2010
John Richards	500	$11.48	December 26, 2012
Rick A. Roby	21,000	$10.00	October 19, 2009
Rick A. Roby	2,500	$10.63	July 1, 2011
Rick A. Roby	500	$11.48	December 26, 2012
Joseph Rose	2,500	$10.00	December 27, 2010
Joseph Rose	500	$11.48	December 26, 2012
Anita Sharman	2,500	$10.00	December 27, 2010
Anita Sharman	500	$11.48	December 26, 2012
James Wagenblast	2,500	$10.00	December 27, 2010
James Wagenblast	500	$11.48	December 26, 2012
Total outstanding options held by directors and officers	58,000		

The number of shares covered or called for by the options previously issued and proposed to be issued to the employees, directors, and other affiliates will not exceed fifteen per cent (15%) of the total number of shares outstanding at the completion of this offering for a one-year period commencing on the effective date of this offering.

Limitation of Director Liability

Columbia Commercial Bancorp's Articles of Incorporation provide, among other things, for the elimination of certain liabilities of directors for monetary damages unless precluded by Oregon law. A director will not be personally liable to the corporation or its shareholders for monetary damages arising out of that director's breach of his or her fiduciary duty of care, except to the extent that Oregon law does not permit exemption from such liabilities. A director remains potentially liable for monetary damages for: (a) any breach of that director's duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) an improper distribution under Oregon law; or (d) any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

Our Articles of Incorporation also provide that the corporation will indemnify any officer or director if he or she has been successful on the merits, or otherwise, in the defense of any action, suit or proceeding to which that person is a party by reason of the fact that he or she was a director or officer. Additionally, the Articles of Incorporation provide that each officer of director shall be indemnified for expenses, judgments and settlements in the case of actions other than those brought by or in the name of the company, even though the director or officer was not successful in his defense if he or she acted in good faith, did not engage in intentional misconduct and, with respect to a criminal action or proceeding, did not know his or her conduct was unlawful.

DESCRIPTION OF CAPITAL STOCK

Authorized Stock

Our authorized capital stock consists of 11,000,000 shares, with no par value, divided into 1,000,000 shares of preferred stock, of which no shares are outstanding, and 10,000,000 shares of common stock of which 472,784 shares of common stock were outstanding as of the date of this Offering Circular.

Voting Rights

All voting rights are vested in holders of the common stock, each share being entitled to one vote on all matters presented for a vote, including the election of directors. The Articles of Incorporation provide that stockholders do not have cumulative voting rights in the election of directors.

The board of directors or the shareholders may designate preferences, limitations and relative rights associated with a series of preferred stock through an amendment of the Articles of Incorporation. Pursuant to the Articles of Incorporation, the board of directors, without shareholder approval, could issue preferred stock with conversion rights that may adversely affect the voting power of holders of common stock. At this time, there are no shares of preferred stock outstanding and no series of preferred stock have been designated. The board of directors currently has no plans to designate a series a preferred stock or issue shares of preferred stock.

Dividends

Shareholders are entitled to receive such dividends, if any, as may be declared by the board of directors out of funds legally available. Our ability to pay dividends is substantially dependent on dividends paid by the bank. The Oregon Bank Act limits the payment of dividends by a bank to retained earnings after deductions relating to unreserved non-performing assets, accrued expenses, interest and taxes. We are also currently subject to limitations on declaring dividends under the terms of our line of credit with US Bank.

Preemptive Rights

Our Articles of Incorporation provide that shareholders do not have any preemptive right to acquire unissued shares of capital stock.

Liquidation Rights

In the event of liquidation, shareholders are entitled to share equally and ratably in the assets remaining after provision for all debts and liabilities.

Transfer Restrictions

Pursuant to our bylaws, shares of our stock may not be transferred if such transfer will result in more than 500 shareholders of record.

SUPERVISION AND REGULATION

The following discussion is only intended to provide brief summaries of significant statutes and regulations that affect the banking industry and therefore is not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

Significant Changes In Banking Laws And Regulations

Sarbanes-Oxley Act of 2002. On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 (the "Act") to address corporate and accounting fraud. The Act establishes a new accounting oversight board that will enforce auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, the Act also (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the "SEC"); (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and (iv) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert."

The Act also requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings. To deter wrongdoing, the Act: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct; (ii) prohibits an officer or director from misleading or coercing an auditor; (iii) prohibits insider trades during pension fund "blackout periods"; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

Neither Columbia Commercial Bancorp nor Columbia Community Bank is a publicly reporting company; therefore, neither is expressly subject to the requirements of the Act. However, the FDIC recently issued guidance recommending, among other things, that FDIC supervised non-public banks follow certain provisions of the Act. In particular, for banks like Columbia Community Bank, with less than $500 million in total assets, the FDIC believes that certain provisions of the Act mirror existing policy guidance related to corporate governance and otherwise represent sound corporate governance policies. As a result, the FDIC encourages each bank to consider implementing these provisions to the extent feasible, given the bank's size, complexity and risk profile. Columbia Community Bank will certainly incur additional expense as it reviews and implements certain corporate governance policies consistent with the FDIC's recommendations; however, it is not expected that such actions will have a material impact on its business or financial results.

Federal Bank Holding Company Regulation

Columbia Commercial Bancorp is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended (the "BHCA"), and is therefore subject to regulation, supervision and examination by the Federal Reserve. In general, the BHCA limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. Columbia Commercial Bancorp must file annual reports with the Federal Reserve and provide it with such additional information as the Federal Reserve may require. Under the Financial Services

Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities brokerage and insurance underwriting. We have not elected to be a financial holding company.

Holding Company Bank Ownership. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares, (ii) acquiring all or substantially all of the assets of another bank or bank holding company, or (iii) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the BHCA also prohibits a bank holding company from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or (ii) engaging in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to Federal Reserve restrictions on extensions of credit to the holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit Columbia Commercial Bancorp's ability to obtain funds from Columbia Community Bank for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. Columbia Community Bank and Columbia Commercial Bancorp cannot engage in certain tying arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, Columbia Community Bank may not generally require, as a condition to extending credit, that a customer obtain other services from it or from Columbia Commercial Bancorp, or that a customer refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, Columbia Commercial Bancorp will be expected to act as a source of financial and managerial strength to Columbia Community Bank. This means that Columbia Commercial Bancorp will be required to commit, as necessary, resources to support Columbia Community Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

Federal and State Bank Regulation

General. As an Oregon state-chartered bank with deposits insured by the FDIC, Columbia Community Bank is subject to the supervision and regulation of the Oregon Department of Consumer and Business Services through the Division of Finance and Corporate Securities and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe to be unsafe or unsound banking practices. Columbia Community Bank's deposits are insured to a maximum of $100,000 per depositor by the FDIC, and Columbia Community Bank pays semiannual deposit insurance premium assessments to the FDIC.

CRA. The Community Reinvestment Act requires that, when examining financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluates the institution's record in meeting the credit needs of its local community, including low and moderate income neighborhoods. This record is also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain Federal Reserve restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons (i.e., insiders). Extensions of credit (i) must be made on substantially the same terms and pursuant to the same credit underwriting procedures as those for comparable transactions with persons who are neither insiders nor employees, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Certain lending limits and restrictions on overdrafts also apply to insiders. A violation of these restrictions may result in regulatory sanctions on the bank or its insiders.

Regulation of Management. Federal law sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency. Federal law also prohibits management personnel of a bank from serving as a director or in a management position of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover, among other things, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking and Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") permits nationwide interstate banking and branching under certain circumstances. Currently, bank holding companies may purchase banks in any state, and banks may merge with banks in other states, as long as the home state of neither merging bank has opted out. Oregon has permitted interstate banking for a number of years, and in 1996, "opting in" legislation was enacted, specifically authorizing interstate mergers. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Dividends. The principal source of Columbia Commercial Bancorp's cash revenues is dividends received from Columbia Community Bank. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank's ability to pay dividends.

Capital Adequacy

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies. See "BUSINESS CAPITAL" for the bank's ratios at June 30, 2004 and December 31, 2003.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders' equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions.

Financial Services Modernization

Gramm-Leach-Bliley Act of 1999. The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, brought about significant changes to the laws affecting banks and bank holding companies. Generally, the Act (i) repealed the historical restrictions on preventing banks from affiliating with securities firms, (ii) provided a uniform framework for the activities of banks, savings institutions and their holding companies, (iii) broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies, (iv) provided an enhanced framework for protecting the privacy of consumer information and (v) addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities. Columbia Community Bank has not elected to become a financial holding company. In addition, in a change from previous law, bank holding companies will be in a position to be owned, controlled or acquired by any company engaged in financially related activities, so long as the company meets certain regulatory requirements. The act also permits national banks (and, in states with wildcard statutes, certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

To the extent the legislation permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than

Columbia Community Bank currently offers, and these companies may be able to aggressively compete in the markets currently served by Columbia Community Bank.

Anti-terrorism Legislation

USA Patriot Act of 2001. On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism ("Patriot Act") of 2001. Among other things, the Patriot Act (1) prohibits banks from providing correspondent accounts directly to foreign shell banks; (2) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals (3) requires financial institutions to establish an anti-money-laundering compliance program, and (4) eliminates civil liability for persons who file suspicious activity reports. The Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Patriot Act. While management believes the Patriot Act may, to some degree, affect the bank 's recordkeeping and reporting expenses, it does not believe that the Act will have a material adverse effect on the bank 's business and operations.

Effects Of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on the bank cannot be predicted with certainty.

CERTAIN LEGAL MATTERS

Certain matters in connection with the offering will be passed upon for Columbia Commercial Bancorp by the law firm of Foster Pepper Tooze LLP, Portland, Oregon.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Note: These consolidated financial statements have not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

COLUMBIA COMMERCIAL BANCORP
AND SUBSIDIARIES

INDEPENDENT AUDITOR'S REPORT
AND
CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003 (UNAUDITED), AND
DECEMBER 31, 2003, 2002, AND 2001

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Columbia Commercial Bancorp and Subsidiaries

We have audited the accompanying consolidated balance sheets of Columbia Commercial Bancorp and Subsidiaries as of December 31, 2003, 2002, and 2001, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Columbia Commercial Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Columbia Commercial Bancorp and Subsidiaries as of December 31, 2003, 2002, and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Portland, Oregon
March 2, 2004

	September 30, 2004 (Unaudited)	December 31, 2003	December 31, 2002	December 31, 2001
ASSETS				
Cash and due from banks	$ 8,986,221	$ 2,185,435	$ 3,102,547	$ 1,918,480
Federal funds sold	1,585,000	-	860,000	1,535,000
Cash and cash equivalents	10,571,221	2,185,435	3,962,547	3,453,480
Investment securities available-for-sale, at fair value	12,079,934	16,447,617	11,745,610	7,344,091
Federal Home Loan Bank stock	885,200	737,400	331,400	126,300
Loans, net of allowance for loan losses and unearned income	96,227,676	86,071,464	53,060,827	37,782,276
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization	543,858	507,939	501,813	221,151
Accrued interest receivable and other assets	644,035	614,059	464,291	437,776
TOTAL ASSETS	$ 120,951,924	$ 106,563,914	$ 70,066,488	$ 49,365,074
LIABILITIES				
Deposits:				
Noninterest-bearing demand deposits	$ 16,347,284	$ 12,524,695	$ 8,353,511	$ 6,218,139
Interest-bearing demand and money market accounts	36,432,383	26,965,668	20,658,871	13,752,540
Savings deposits	281,044	528,173	219,921	489,070
Time deposits	28,636,803	29,775,246	22,412,442	17,764,568
Total deposits	81,697,514	69,793,782	51,644,745	38,224,317
Repurchase agreements	6,372,875	6,226,632	4,526,481	3,579,465
Federal funds purchased	-	2,715,000	-	
Federal Home Loan Bank borrowings	21,000,000	18,500,000	8,000,000	2,500,000
Guaranteed undivided beneficial interest in floating rate Junior Subordinated Deferrable Interest Debentures (Trust Preferred Securities)	-	3,000,000	-	-
Subordinated debentures	3,093,000	-	-	-
Other capital debt	1,500,000	-	-	-
Accrued interest payable and other liabilities	505,818	316,666	388,151	223,689
TOTAL LIABILITIES	114,169,207	100,552,080	64,559,377	44,527,471
COMMITMENTS AND CONTINGENCIES (Notes 10 and 12)				
STOCKHOLDERS' EQUITY				
Common stock, no par value, 4,000,000 shares authorized; 472,784 issued and outstanding at September 30, 2004 (unaudited), 470,904 issued and outstanding at December 31, 2003 and 2002, and 468,504 issued and outstanding at December 31, 2001, respectively	2,376,026	2,347,826	2,347,826	2,335,826
Surplus	2,519,012	2,519,012	2,519,012	2,501,012
Retained earnings	1,859,323	1,165,571	510,480	(10,525)
Accumulated other comprehensive income (loss)	28,356	(20,575)	129,793	11,290
TOTAL STOCKHOLDERS' EQUITY	6,782,717	6,011,834	5,507,111	4,837,603
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 120,951,924	$ 106,563,914	$ 70,066,488	$ 49,365,074

See accompanying notes.

	Nine Months Ended September 30,		Years Ended December 31,		
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)			
INTEREST INCOME					
Loans	$ 5,053,390	$ 3,594,882	$ 5,116,945	$ 3,894,213	$ 2,666,925
Investment securities available-for-sale	452,260	387,607	514,532	474,084	329,871
Other interest and dividend income	25,387	10,034	49,868	37,372	94,451
Total interest income	5,531,037	3,992,523	5,681,345	4,405,669	3,091,247
INTEREST EXPENSE					
Interest-bearing demand deposits, money market accounts, and savings deposits	356,500	295,239	402,312	394,469	445,202
Time deposits	615,430	484,479	660,913	810,600	678,574
Repurchase agreements	55,944	99,902	124,325	119,220	95,561
Federal funds purchased	4,060	4,695	8,518	151	988
Federal Home Loan Bank borrowings	447,832	266,973	397,560	180,075	14,223
Other borrowings	133,645	65,699	98,231	-	-
Total interest expense	1,613,411	1,216,987	1,691,859	1,504,515	1,234,548
Net interest income	3,917,626	2,775,536	3,989,486	2,901,154	1,856,699
PROVISION FOR LOAN LOSSES	370,000	339,836	573,836	287,500	150,000
Net interest income after provision for loan losses	3,547,626	2,435,700	3,415,650	2,613,654	1,706,699
NONINTEREST INCOME					
Service charges and fees	69,978	69,373	90,081	57,952	36,531
Other income	71,812	26,477	38,144	36,270	16,548
Gain on sale of investment securities available-for-sale	10,770	72,935	72,783	61,293	16,634
Total noninterest income	152,560	168,785	201,008	155,515	69,713
NONINTEREST EXPENSE					
Salaries and employee benefits	1,456,994	1,074,839	1,462,820	1,159,428	814,750
Net occupancy and equipment	378,476	294,578	409,710	262,971	147,603
Data processing	145,666	101,026	174,674	122,021	83,099
Advertising	11,326	4,033	34,263	38,451	20,017
Other expenses	556,472	364,564	442,274	339,353	214,375
Total noninterest expense	2,548,934	1,839,040	2,523,741	1,922,224	1,279,844
INCOME BEFORE PROVISION FOR INCOME TAXES	1,151,252	765,445	1,092,917	846,945	496,568
PROVISION FOR INCOME TAXES	457,500	278,676	437,826	325,940	191,610
NET INCOME	$ 693,752	$ 486,769	$ 655,091	$ 521,005	$ 304,958
BASIC EARNINGS PER COMMON SHARE	$ 1.47	$ 1.03	$ 1.39	$ 1.11	$ 0.71
DILUTED EARNINGS PER COMMON SHARE	$ 1.41	$ 0.99	$ 1.34	$ 1.09	$ 0.70

See accompanying notes.

COLUMBIA COMMERCIAL BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock			Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income
	Shares	Amount	Surplus				
BALANCE, December 31, 2000 (Audited)	400,000	$ 2,000,000	$ 1,993,968	$ (315,483)	$ 9,306	$ 3,687,791	
Issuance of common stock	68,504	335,826	507,044	-	-	842,870	
Net income	-	-	-	304,958	-	304,958	$ 304,958
Other comprehensive income – unrealized gains on investment securities available-for-sale of $12,963 (net of taxes of $6,667)	-	-	-	-	12,963	12,963	12,963
Reclassification adjustment for net gain on sales of investment securities available-for-sale included in net income of $10,979 (net of taxes of $5,655)	-	-	-	-	(10,979)	(10,979)	(10,979)
Total comprehensive income							$ 306,942
BALANCE, December 31, 2001 (Audited)	468,504	2,335,826	2,501,012	(10,525)	11,290	4,837,603	
Issuance of common stock	2,400	12,000	18,000	-	-	30,000	
Net income	-	-	-	521,005	-	521,005	$ 521,005
Other comprehensive income – unrealized gains on investment securities available-for-sale of $156,811 (net of taxes of $94,086)	-	-	-	-	156,811	156,811	156,811
Reclassification adjustment for net gain on sales of investment securities available-for-sale included in net income of $38,308 (net of taxes of $22,985)	-	-	-	-	(38,308)	(38,308)	(38,308)
Total comprehensive income							$ 639,508

COLUMBIA COMMERCIAL BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock			Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total Stockholders'	Comprehensive
	Shares	Amount	Surplus	Deficit)	Income (Loss)	Equity	Income
BALANCE, December 31, 2002 (Audited)	470,904	$ 2,347,826	$ 2,519,012	$ 510,480	$ 129,793	$ 5,507,111	
Net income	-	-	-	655,091	-	655,091	655,091
Other comprehensive income – unrealized losses on investment securities available-for-sale of $195,857 (net of taxes of $97,929)	-	-	-	-	(195,857)	(195,857)	(195,857)
Reclassification adjustment for net gian on sales of investment securities available-for-sale included in net income of $45,489 (net of taxes of $27,294)	-	-	-	-	45,489	45,489	45,489
Total comprehensive income							$ 504,723
BALANCE, December 31, 2003 (Audited)	470,904	2,347,826	2,519,012	1,165,571	(20,575)	6,011,834	
Net income	-	-	-	693,752	-	693,752	$ 693,752
Issuance of restricted stock	1,880	28,200				28,200	
Other comprehensive income – unrealized gains on investment securities available-for-sale of $42,469 (net of taxes of $25,481)	-	-	-	-	42,469	42,469	42,469
Reclassification adjustment for net gain on sales of investment securities available-for-sale included in net net income of $6,462 (net of taxes of $4,308)	-	-	-	-	6,462	6,462	6,462
Total comprehensive income							$ 742,683
BALANCE, September 30, 2004 (Unaudited)	472,784	$ 2,376,026	$ 2,519,012	$ 1,859,323	$ 28,356	$ 6,782,717	

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,		Years Ended December 31,		
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)			
CASH FLOWS FROM OPERATING ACTIVITIES					
Net income	$ 693,752	$ 486,769	$ 655,091	$ 521,005	$ 304,958
Adjustments to reconcile net income to net cash from operating activities:					
Depreciation and amortization	109,411	80,460	110,407	86,799	50,551
Amortization of investment security premiums	96,221	203,537	299,439	24,679	10,635
Gain on sales of investment securities available-for-sale	(10,770)	(72,935)	(72,783)	(61,293)	(14,599)
Provision for loan losses	370,000	339,836	573,836	287,500	150,000
Deferred income tax expense	-	75,750	101,000	89,000	96,000
Federal Home Loan Bank stock dividends	(15,400)	(28,600)	(37,300)	(5,700)	(3,000)
Stock compensation expense	28,200	-	-	-	-
Changes in assets and liabilities:					
Accrued interest receivable and other assets	46,802	(145,849)	(173,297)	(187,511)	(37,394)
Accrued interest payable and other liabilities	189,152	(56,253)	(71,485)	164,462	108,827
Net cash from operating activities	1,507,368	882,715	1,384,908	918,941	665,978
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from sales of investment securities available-for-sale	-	3,772,321	3,772,321	7,806,526	3,242,982
Proceeds from maturity and call of investment securities available-for-sale	4,347,385	4,023,661	5,928,690	1,845,594	1,747,168
Purchase of investment securities available-for-sale	-	(13,775,538)	(14,857,513)	(13,826,526)	(7,682,838)
Purchase of Federal Home Loan Bank stock	(132,400)	(278,600)	(368,700)	(199,400)	(88,200)
Net increase in loans	(10,526,212)	(21,857,235)	(33,584,473)	(15,566,051)	(18,476,762)
Purchase of furniture, equipment, and leasehold improvements	(145,330)	(74,177)	(116,533)	(367,461)	(73,280)
Net cash from investing activities	(6,456,557)	(28,189,568)	(39,226,208)	(20,307,318)	(21,330,930)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net change in demand deposits, money market accounts, and savings deposits	13,042,175	12,870,804	10,786,233	8,772,554	7,468,286
Net change in time deposits	(1,138,443)	1,828,204	7,362,804	4,647,874	10,112,068
Net change in repurchase agreements	146,243	5,130,664	1,700,151	947,016	1,443,027
Net change in federal funds purchased	(2,715,000)	-	2,715,000	-	-
Proceeds from Federal Home Loan Bank borrowings	2,500,000	6,000,000	10,500,000	5,500,000	2,500,000
Proceeds from issuance of Trust Preferred Securities	-	3,000,000	3,000,000	-	-
Proceeds from issuance of Other Capital Debt	1,500,000	-	-	-	-
Proceeds from sale of common stock, net of issuance costs	-	-	-	30,000	842,870
Net cash from financing activities	13,334,975	28,829,672	36,064,188	19,897,444	22,366,251

	Nine Months Ended September 30,		Years Ended December 31,		
	2004	2003	2003	2002	2001
	(Unaudited)	(Unaudited)			
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 8,385,786	$ 1,522,819	$ (1,777,112)	$ 509,067	$ 1,701,299
CASH AND CASH EQUIVALENTS, beginning of period	2,185,435	3,962,547	3,962,547	3,453,480	1,752,181
CASH AND CASH EQUIVALENTS, end of period	$ 10,571,221	$ 5,485,366	$ 2,185,435	$ 3,962,547	$ 3,453,480
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION					
Cash paid during the year for interest	$ 1,604,396	$ 1,230,149	$ 1,696,925	$ 1,515,784	$ 1,237,622
Cash paid during the year for taxes	$ 348,846	$ 391,252	$ 459,213	$ 46,800	$ 75,000
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES					
Change in fair value of investment securities available-for-sale, net of taxes	$ 48,931	$ (166,409)	$ (150,368)	$ 118,503	$ 1,984

See accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The accompanying consolidated financial statements include the accounts of Columbia Commercial Bancorp (the Company), a bank holding company established in February 2002, and its wholly-owned subsidiaries, Columbia Community Bank (the Bank) and Columbia Commercial Statutory Trust – I. Substantially all activity of the Company is conducted through the Bank and all significant intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The financial information included with the interim consolidated financial statements has been prepared by management without audit by independent public accounts. The Company's annual report contains audited consolidated financial statements. In the opinion of management, all adjustments, including normal recurring accruals necessary for fair presentation of results of operations for the interim periods included herein have been made. The results of operations for the nine months ended September 30, 2004, are not necessarily indicative of results to be anticipated for the year ending December 31, 2004.

Organization – In April 1999, the Bank received regulatory approval to become a state-chartered institution authorized to provide banking services in the state of Oregon. The Bank, operating from its headquarters in Hillsboro, Oregon, provides banking services to businesses and individuals located primarily in the markets from which the Bank operates its three full-service branches in Hillsboro, Forest Grove, and Beaverton, Oregon. The Bank is subject to the regulations of certain federal and state agencies and will undergo periodic examinations by those regulatory authorities.

During 2002, Columbia Commercial Bancorp, an Oregon corporation, was formed for the purpose of becoming a holding company for the Bank. The Company is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is subject to the supervision and examination by the Federal Reserve Board. With formation of the holding company, a tax-free structural reorganization was completed under an Agreement and Plan of Exchange, whereby each one of the issued and outstanding shares of the Bank's common stock was exchanged for one share of Columbia Commercial Bancorp common stock.

On March 12, 2003, the Company formed Columbia Commercial Statutory Trust – I (the Trust), a wholly-owned Connecticut statutory business trust, for the purpose of issuing guaranteed undivided beneficial interests in floating rate Junior Subordinated Deferrable Interest Debentures (Trust Preferred Securities). During March 2003, the Trust issued $3 million in Trust Preferred Securities. The Company used the proceeds from the Trust Preferred Securities offering to fund continued growth of the Bank.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Financial statement presentation and use of estimates – The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and reporting practices applicable to the banking industry. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of income and expenses during the reporting period. Actual results could differ significantly from those estimates.

Significant estimates are necessary in determining the recorded value of the allowance for loan losses and available-for-sale investment securities. Management believes the assumptions used in arriving at these estimates are appropriate.

Cash and cash equivalents – For purposes of reporting cash flows, cash and cash equivalents include cash, interest-bearing deposits with correspondent banks, and federal funds sold. Federal funds sold represent excess cash funds that are generally invested on a daily basis.

The Bank maintains balances in correspondent bank accounts which at times may exceed federally insured limits. Management believes that its risk of loss associated with such balances is minimal due to the financial strength of the correspondent banks. The Bank has not experienced any losses in such accounts.

Investment securities – The Bank is required to designate debt and equity securities as "available-for-sale," "held-to-maturity," or "trading" investments. Accordingly, the Bank has designated all of its investment securities as "available-for-sale" at December 31, 2003 and 2002.

Investment securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, and changes in the availability of and the yield of alternative investments are classified as available-for-sale. These assets are carried at fair value. Unrealized gains and losses, net of tax, are reported as other comprehensive income. Gains and losses on the sale of available-for-sale investment securities are determined using the specific-identification method.

Declines in the fair value of individual securities below their cost that are other than temporary are recognized by write-downs of the individual securities to their fair value. Other than temporary declines result in impairment when factors are evident that the fair value of the investment security will not be recovered over the period to expected maturity. Such write-downs would be included in earnings as realized losses.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Federal Home Loan Bank stock – The Bank's investment in Federal Home Loan Bank (FHLB) stock is a restricted investment carried at par value, which approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding FHLB advances. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold. Stock redemptions are made at the discretion of the FHLB.

Loans, net of allowance for loan losses and unearned income – Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and unearned income. Interest on loans is calculated by the simple-interest method on daily balances of the principal amount outstanding. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Various regulatory agencies, as a regular part of their examination process, periodically review the Bank's reserve for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgment of information available to them at the time of examinations.

Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price, or the fair value of the collateral if the loan is collateral dependent. Accrual of interest is discontinued on impaired loans when management believes, after considering economic and business conditions, collection efforts, and collateral position, that the borrower's financial condition is such that collection of interest is doubtful. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received or when the related loan is returned to accrual status.

Furniture, equipment, and leasehold improvements – Furniture, equipment, and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the expected useful lives of the assets, ranging from 3 to 15 years. Amortization of leasehold improvements is computed using the straight-line method over the lease term or expected life of the related asset, whichever is less. The costs of maintenance and repairs are expensed as they are incurred, while major expenditures for renewals and betterments are capitalized.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Income taxes – Deferred income tax assets and liabilities are determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Advertising costs – The Bank expenses advertising costs as they are incurred. Advertising costs were $34,263, $38,451, and $20,017 for the years ended December 31, 2003, 2002, and 2001, respectively.

Stock-based compensation – The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, compensation costs are recognized as the difference between the exercise price of each option and the market price of the Company's stock at the date of each grant. No compensation costs were recognized in 2003 or 2002. Had compensation of the Company's stock option plan been determined based on the fair value at the grant dates for awards under these plans consistent with the method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," net income for the periods ended December 31, 2003 and 2002, would approximate the pro forma amounts below.

	For the Nine Months Ended September 30, 2004 (Unaudited)	Years Ended December 31, 2003	2002	2001
Net income:				
As reported	$ 693,752	$655,091	$521,005	$304,958
Less compensation expense from issuance of stock options	-	(4,250)	(13,801)	(19,264)
Pro forma	$ 693,752	$650,841	$507,204	$285,694
Pro forma basic earnings per share	$ 1.47	$ 1.38	$ 1.08	$ 0.67
Pro forma diluted earnings per share	$ 1.41	$ 1.33	$ 1.06	$ 0.66

The fair value of each option granted in 2003 and 2002 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0.0%, (2) expected volatility of 12.5% for 2003 and 16.2% for 2002, (3) risk-free rate of 2.75% for 2003 and 3.00% for 2002, and (4) expected life of eight years.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. Additional awards in future years are anticipated.

Off-balance-sheet financial instruments – The Bank holds no derivative financial instruments. However, in the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial and standby letters of credit. These financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Fair value of financial instruments – The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents – For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities available-for-sale – Fair value for investment securities are based on quoted market prices or the market values for comparable securities.

Federal Home Loan Bank stock – The carrying amount approximates the estimated fair value.

Loans – For certain variable rate loans, fair value is estimated at carrying value, as these loans reprice to market frequently. The fair value of other types of loans is estimated by discounting future cash flows, using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit liabilities – The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting future cash flows, using the rates currently offered for deposits of similar remaining maturities.

Repurchase agreements and federal funds purchased – Due to their short-term nature, the carrying amounts of borrowings under repurchase agreements and federal funds purchased approximate their fair values.

Federal Home Loan Bank borrowings and Trust Preferred Securities – Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate the fair value of these borrowings.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Commitments to extend credit, credit card commitments, and standby letters of credit – The fair values of these off-balance sheet commitments to extend credit, credit card commitments, and standby letters of credit are not considered practicable to estimate because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

Earnings per share – Basic earnings per share is computed by dividing net income available to shareholders by the weighted-average number of common shares outstanding during the period, after giving retroactive effect to stock dividends and splits. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. Included in the denominator is the dilutive effect of stock options computed under the treasury stock method.

Recently issued accounting standards – In June 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards regarding classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires financial instruments within the scope of this statement to be classified as liabilities (or an asset in some circumstances). Many of these financial instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of this statement and still existing at the beginning of the interim period of adoption, transition is achieved by reporting the cumulative effect of a change in an accounting principle by initially measuring the financial instruments at fair value. The Company's management does not expect that the application of the provisions of this statement will have a material impact on the consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company's management does not expect that the application of the provisions of this statement will have a material impact on the consolidated financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." This interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. This interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. In December 2003, FASB made revisions and delayed implementation of certain provisions of FIN 46. The Company is now required to apply FIN 46 to all unconsolidated variable interest entities no later than March 31, 2004, with the exception of unconsolidated special-purpose entities, which had an implementation deadline of December 31, 2003. Special-purpose entities for this provision are expected to include entities whose activities are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements. The Company's management expects that the application of the provisions of this interpretation will result in the deconsolidation of its wholly-owned subsidiary, Columbia Commercial Statutory Trust-1, and the reclassification in the first quarter of 2004 of Trust Preferred Securities as subordinated debentures.

Reclassifications – Certain reclassifications have been made to the 2002 consolidated financial statements to conform with the current year presentations.

NOTE 2 – INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities available-for-sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2003:				
Obligations of U.S. government agencies	$2,000,000	$19,143	$ (4,687)	$2,014,456
Mortgage-backed securities	14,407,851	77,838	(112,528)	14,373,161
Equity securities	60,000	-		60,000
	$16,467,851	$ 96,981	$ (117,215)	$ 16,447,617

NOTE 2 – INVESTMENT SECURITIES – (continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2002:				
Obligations of U.S. government agencies	$ 3,054,704	$ 79,351	$ -	$ 3,134,055
Mortgage-backed securities	8,423,301	128,254	-	8,551,555
Equity securities	60,000	-	-	60,000
	$11,538,005	$ 207,605	$ -	$ 11,745,610

The following table presents the gross unrealized losses and fair value of the Bank's investment securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003:

	Less Than 12 Months		12 Months or More		Totals	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. government agencies	$ 995,312	$ (4,687)	$ -	$ -	$ 995,312	$ (4,687)
Mortgage-backed securities	8,719,728	(112,528)	-	-	8,719,728	(112,528)
Total temporarily impaired securities	$ 9,715,040	$ (117,215)	$ -	$ -	$ 9,715,040	$ (117,215)

The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers could have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due after one year through five years	$ 2,115,829	$ 2,133,368
Due after five years through ten years	3,319,919	3,309,713
Due after ten years	10,972,103	10,944,536
Equity securities	60,000	60,000
	$16,467,851	$ 16,447,617

NOTE 2 – INVESTMENT SECURITIES – (continued)

For the purpose of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. Mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

As of December 31, 2003, investment securities with an estimated fair value of $12,295,737 were pledged to secure repurchase agreements, Federal Home Loan Bank borrowings, and public deposit accounts as permitted or required by law.

NOTE 3 – LOANS

Loans consist of the following:

	2003	2002
First mortgage loans:		
Real estate construction	$27,572,086	$17,834,743
Commercial real estate	29,671,177	19,052,718
Residential mortgage (1 – 4 family)	2,470,117	1,481,827
Agricultural real estate	1,001,481	895,113
Other loans:		
Commercial	25,926,912	13,894,958
Consumer	976,428	971,145
	87,618,201	54,130,504
Allowance for loan losses	(987,512)	(725,000)
Unearned income	(559,225)	(344,677)
Loans, net of allowance for loan losses and unearned income	$86,071,464	$53,060,827

NOTE 3 – LOANS – (continued)

Changes in the allowance for loan losses were as follows:

	2003	2002	2001
BALANCE, beginning of year	$ 725,000	$ 460,000	$ 310,000
Provision for loan losses	573,836	287,500	150,000
Loans charged off	(312,487)	(22,500)	-
Recoveries	1,163	-	-
BALANCE, end of year	$ 987,512	$ 725,000	$ 460,000

The Bank has recognized impaired loans with a recorded balance of $734,100 and $127,500 at December 31, 2003 and 2002, respectively. The Bank has specific allowances for loan losses related to these loans in the amount of $129,547 at December 31, 2003. There was no allowance for loan losses related to impaired loans at December 31, 2002. The average recorded investment in impaired loans was $260,280 and $25,000 for 2003 and 2002, respectively. Interest income recognized for cash payments received on these loans was $5,904 for 2003 and $4,880 for 2002. Had the impaired loans performed according to the original terms, additional interest income recognized would have been $11,390 for 2003 and $3,682 for 2002.

Loans pledged to secure Federal Home Loan Bank borrowings were $34,806,376 and $11,788,343 at December 31, 2003 and 2002, respectively.

NOTE 4 – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

The composition of furniture, equipment, and leasehold improvements is summarized as follows:

	2003	2002
Furniture and equipment	$ 559,442	$ 472,364
Leasehold improvements	232,429	225,853
Total furniture, equipment, and leasehold improvements	791,871	698,217
Less accumulated depreciation and amortization	(283,932)	(196,404)
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization	$ 507,939	$ 501,813

NOTE 4 – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS – (continued)

Depreciation and amortization expense amounted to $110,407 and $86,799 for the years ended December 31, 2003 and 2002, respectively.

NOTE 5 – TIME DEPOSITS

Time certificates of deposit of $100,000 and over aggregated $12,370,715 at December 31, 2003, and $7,646,941 at December 31, 2002.

At December 31, 2003, the scheduled maturities for all time deposits are as follows:

Years ending December 31,	2004	$20,148,189
	2005	6,482,490
	2006	1,369,602
	2007	942,720
	2008	832,245
		$29,775,246

NOTE 6 – REPURCHASE AGREEMENTS AND FEDERAL FUNDS PURCHASED

As of December 31, 2003 and 2002, the Bank had outstanding securities sold under agreements to repurchase totaling $6,226,632 and $4,526,481, respectively. Repurchase agreements provide for interest at variable rates, which ranged from 0.40% to 1.50% and 0.75% to 2.65% at December 31, 2003 and 2002, respectively. The repurchase agreements are collateralized by obligations of U.S. government agency securities and mortgage-backed securities, earning interest at 4.50% to 6.50%.

The Bank also had unsecured overnight federal funds purchased of $2,715,000 at December 31, 2003, with interest rates from 1.0% to 1.99%. There were no federal funds purchased at December 31, 2002.

NOTE 7 – FEDERAL HOME LOAN BANK BORROWINGS

The Bank is a member of the Federal Home Loan Bank (FHLB) of Seattle and has entered into an "Advances, Security and Deposit Agreement" which provides a credit arrangement from the FHLB. Borrowings under the credit arrangement are collateralized by the Bank's FHLB stock as well as deposits or other instruments which may be pledged. As of December 31, 2003, the Bank had borrowings outstanding with the FHLB of $18,500,000. The promissory notes mature between 2004 and 2013 with rates ranging from 1.20% to 5.22%. The Bank had $8,000,000 in borrowings from the FHLB at December 31, 2002. As of December 31, 2003, the scheduled maturities of Federal Home Loan Bank borrowings are as follows:

Years ending December 31,	2004	$ 4,500,000
	2005	2,300,000
	2006	3,700,000
	2007	3,500,000
	2008	1,000,000
	2009	3,500,000
		$18,500,000

NOTE 8 – TRUST PREFERRED SECURITIES

In March 2003, the Company formed a wholly-owned Connecticut statutory business trust subsidiary, Columbia Commercial Statutory Trust – I (the Trust), which issued $3,000,000 of guaranteed undivided beneficial interests in the Company's floating rate Junior Subordinated Deferrable Interest Debentures (Trust Preferred Securities). These debentures qualify as Tier 1 capital under regulatory guidelines. All common securities of the Trust are owned by the Company. The proceeds from the issuance of the common securities and the Trust Preferred Securities were used by the Trust to purchase $3,093,000 of subordinated deferrable interest debentures of the Company. The debentures, which represent the sole asset of the Trust, possess the same terms as the Trust Preferred Securities and accrue interest quarterly at the applicable London Interbank Offered Rate (LIBOR) plus 3.15% per annum. Interest payments are deferrable at the discretion of the Company for the first five years. As of December 31, 2003, all interest payments to the Trust and all dividend payments by the Trust were current.

NOTE 8 – TRUST PREFERRED SECURITIES – (continued)

In conjunction with the issuance of the Trust Preferred Securities, the Company entered into contractual arrangements which, taken collectively, fully and unconditionally guarantee payment of (1) accrued and unpaid distributions required to be paid on the Trust Preferred Securities, (2) the redemption price with respect to any Trust Preferred Securities called for redemption by the Trust, and (3) payments due upon a voluntary or involuntary dissolution, winding up, or liquidation of the Trust. The Trust Preferred Securities are mandatorily redeemable upon maturity of the debentures on March 26, 2033, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by the Trust in whole or in part, on or after March 26, 2008. As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be the principal amount and any accrued but unpaid interest. For the year ended December 31, 2003, interest expense on the debentures and the corresponding dividends paid on the Trust Preferred Securities totaled $98,231.

NOTE 9 – INCOME TAXES

Components of the provision for income taxes include the following:

	2003	2002	2001
Current			
Federal	$ 278,868	$ 189,240	$ 77,041
State	57,958	47,700	18,569
	336,826	236,940	95,610
Deferred			
Federal	86,000	75,000	81,000
State	15,000	14,000	15,000
	101,000	89,000	96,000
Provision for income taxes	$ 437,826	$ 325,940	$ 191,610

As of December 31, 2003, the Bank had available to offset future taxable income unamortized preopening expenses capitalized for tax purposes of $27,000. These preopening expenses are being amortized and deducted for tax purposes over a 60-month period.

NOTE 9 – INCOME TAXES – (continued)

Deferred income taxes represent the tax effect of differences in timing between financial income and taxable income. The nature and components of deferred tax assets and liabilities are as follows:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$ 209,000	$ 177,000
Unamortized preopening expenses	11,000	47,000
Total deferred tax assets	220,000	224,000
Deferred tax liabilities:		
Accrual to cash adjustment	(144,000)	(134,000)
Accumulated depreciation	(60,000)	(21,000)
Loan fees	(77,000)	(44,000)
Other	(19,000)	(4,000)
Total deferred tax liabilities	(300,000)	(203,000)
Net deferred tax (liabilities) assets	$ (80,000)	$ 21,000

Management believes, based upon the Company's historical performance, that the deferred tax assets will be realized in the normal course of operations and, accordingly, management has not reduced the deferred tax assets by a valuation allowance.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business to meet the financing needs of its customers, the Bank is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and the issuance of letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written, is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK – (continued)

Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing properties.

Letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash, marketable securities, or real estate as collateral supporting those commitments for which collateral is deemed necessary.

A summary of the notional amounts of the Bank's financial instruments with off-balance-sheet risk at December 31, 2003, are as follows:

Commitments to extend credit	$ 22,595,791
Commercial and standby letters of credit	862,000
	$ 23,457,791

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

Substantially all of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Bank's market area. The majority of such customers are also depositors of the Bank. Concentrations of credit by type of loan are set forth in Note 3. The Bank's loan policy does not allow the extension of credit to any single borrower or group of related borrowers in excess of $450,000 without approval from the Board of Directors' loan committee.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Operating lease commitments – As of December 31, 2003, the Bank leased certain properties and office equipment under noncancellable operating leases.

NOTE 12 – COMMITMENTS AND CONTINGENCIES – (continued)

Future minimum lease payments associated with the properties are as follows:

Years ending December 31,	2004	$270,036
	2005	250,200
	2006	208,824
	2007	169,816
	2008	21,900
		$920,776

Total rent expense, net of sublease income, was $200,069 and $136,580 for the years ended December 31, 2003 and 2002, respectively.

The Bank's office space in Hillsboro, Oregon, is under a lease agreement with a related party which expires on March 31, 2008. Rent paid to the related party for this lease was $109,200 and $107,400 for the years ended December 31, 2003 and 2002, respectively.

The Bank subleased a portion of its office space to related parties under two separate agreements which terminated in 2003. Rental income for these leases was $42,000 for both of the years ended December 31, 2003 and 2002.

Legal contingencies – The Company may become a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, there are no matters presently known to the Company that are expected to have a material adverse effect on its consolidated financial condition.

NOTE 13 – TRANSACTIONS WITH RELATED PARTIES

Certain directors, executive officers, and principal stockholders are customers of and have had banking transactions with the Bank in the ordinary course of business, and the Bank expects to have such transactions in the future. Management believes all loans and commitments to loan included in such transactions are made in compliance with applicable laws on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and, in the opinion of the management of the Bank, do not involve more than the normal risk of collection or present any other unfavorable features. The amount of loans outstanding to directors, executive officers, principal stockholders, and companies with which they are associated was as follows:

	2003	2002
BALANCE, beginning of year	$ 924,124	$ 846,520
Loans made	425,579	473,410
Loans repaid	(368,967)	(395,806)
BALANCE, end of year	$ 980,736	$ 924,124

NOTE 14 – EMPLOYEE BENEFIT PLAN

During 2000, the Bank adopted a 401(k) plan in which substantially all employees participate. Employees may contribute the maximum permissible under federal tax laws. The Bank made 50% matching contributions in 2003 and 2002, up to 8% of total employee contributions. All employees participating at the adoption of the plan are fully vested in employer matching contributions, while other employees vest in their employer match ratably over a six-year period based on their date of hire. For the years ended December 31, 2003 and 2002, the Bank's matching contributions were $55,796 and $32,392, respectively.

NOTE 15 – STOCK-BASED COMPENSATION

The Company has reserved 80,000 shares of its common stock for issuance under a stockholder-approved stock option plan. The exercise price for each option will be the fair market value of the underlying common stock at the time the option is granted. The options have varying vesting periods, ranging from immediate to up to three years, and expire no later than ten years after the effective date of grant. The following summarizes options available and outstanding under this plan:

	2003		2002	
	Common Shares	Weighted-Average Exercise Price	Common Shares	Weighted-Average Exercise Price
BALANCE, beginning of year	67,000	$10.04	60,250	$10.08
Granted	2,500	$10.63	6,750	$11.20
BALANCE, end of year	69,500	$10.17	67,000	$10.15
Options exercisable, end of year	66,500	$10.17	58,250	$10.04
Options available for grant, end of year	10,500		13,000	
Weighted-average fair value per share of options granted during the year	$ 2.75		$ 3.26	

As of December 31, 2003, exercise prices range from $10.00 to $11.48, and the weighted-average exercise price and contractual life for all options outstanding is $10.17 per share and 3.98 years, respectively.

NOTE 16 – EARNINGS PER SHARE

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the year, retroactively adjusted for stock dividends and splits. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under existing stock option plans. The following table illustrates the computations of basic and diluted earnings per share for the periods presented:

	Net Income (Numerator)	Average Shares (Denominator)	Per Share Amount
September 30, 2004 (unaudited)			
Basic earnings per common share – income available to common shareholders	$ 693,652	472,033	$ 1.47
Effect of assumed conversion of dilutive stock options	-	21,063	
Diluted earnings per common share	$ 693,652	493,096	$ 1.41
September 30, 2003 (unaudited)			
Basic earnings per common share – income available to common shareholders	$ 486,769	470,904	$ 1.03
Effect of assumed conversion of dilutive stock options	-	18,562	
Diluted earnings per common share	$ 486,769	489,466	$ 0.99
December 31, 2003			
Basic earnings per common share – income available to common shareholders	$ 655,091	470,904	$ 1.39
Effect of assumed conversion of dilutive stock options	-	19,357	
Diluted earnings per common share	$ 655,091	490,261	$ 1.34

NOTE 16 – EARNINGS PER SHARE – (continued)

	Net Income (Numerator)	Average Shares (Denominator)	Per Share Amount
December 31, 2002			
Basic earnings per common share – income available to common shareholders	$ 521,005	470,236	$ 1.11
Effect of assumed conversion of dilutive stock options	-	6,575	
Diluted earnings per common share	$ 521,005	476,811	$ 1.09
December 31, 2001			
Basic earnings per common share – income available to common shareholders	$ 304,958	430,780	$ 0.71
Effect of assumed conversion of dilutive stock options	-	1,797	
Diluted earnings per common share	$ 304,958	432,577	$ 0.70

NOTE 17 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table estimates fair values and the related carrying values of the Bank's financial instruments at December 31, 2003:

	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and cash equivalents	$ 2,185,435	$ 2,185,435
Investment securities available-for-sale, at fair value	$ 16,447,617	$16,447,617
Federal Home Loan Bank stock	$ 737,400	$ 737,400
Loans, net of allowance for loan losses and unearned income	$ 86,071,464	$85,554,464

NOTE 17 – FAIR VALUES OF FINANCIAL INSTRUMENTS – (continued)

	Carrying Amount	Estimated Fair Value
Financial liabilities:		
Demand deposits, money market accounts, and savings deposits	$ 40,018,536	$40,018,536
Time deposits	$ 29,775,246	$29,882,246
Repurchase agreements	$ 6,226,632	$ 6,226,632
Federal funds purchased	$ 2,715,000	$ 2,715,000
Federal Home Loan Bank borrowings	$ 18,500,000	$18,861,000
Trust Preferred Securities	$ 3,000,000	$ 3,000,000

While estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Bank to dispose of such items at December 31, 2003, the estimated fair values would necessarily be achieved at that date, since market values may differ depending on various circumstances. The estimated fair value at December 31, 2003, should not necessarily be relied upon at subsequent dates.

In addition, other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also nonfinancial instruments typically not recognized in the consolidated financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the trained work force, customer goodwill, and similar items.

NOTE 18 – REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on a bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

NOTE 18 – REGULATORY MATTERS – (continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of the most recent notifications from their regulatory agencies, the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes may have changed the institutions' category.

The following tables present selected capital information for the Company and the Bank as of December 31, 2003 and 2002:

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
(dollars in thousands)						
Total capital to risk-weighted assets:						
Columbia Commercial Bancorp	$10,021	10.2%	$ 7,843	≥8%	N/A	N/A
Columbia Community Bank	$ 9,858	10.1%	$ 7,835	≥8%	$ 9,794	≥10%
Tier 1 capital to risk-weighted assets:						
Columbia Commercial Bancorp	$ 9,033	9.2%	$ 3,922	≥4%	N/A	N/A
Columbia Community Bank	$ 8,870	9.1%	$ 3,918	≥4%	$ 5,877	≥6%
Tier 1 capital to average assets:						
Columbia Commercial Bancorp	$ 9,033	8.7%	$ 4,155	≥4%	N/A	N/A
Columbia Community Bank	$ 8,870	8.5%	$ 4,151	≥4%	$ 5,189	≥5%

NOTE 18 – REGULATORY MATTERS – (continued)

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002 (dollars in thousands)						
Total capital to risk-weighted assets:						
Columbia Commercial Bancorp	$ 6,102	10.3%	$ 4,747	≥8%	N/A	N/A
Columbia Community Bank	$ 6,083	10.3%	$ 4,747	≥8%	$ 5,934	≥10%
Tier 1 capital to risk-weighted assets:						
Columbia Commercial Bancorp	$ 5,377	9.1%	$ 2,373	≥4%	N/A	N/A
Columbia Community Bank	$ 5,358	9.0%	$ 2,373	≥4%	$ 3,560	≥6%
Tier 1 capital to average assets:						
Columbia Commercial Bancorp	$ 5,377	7.7%	$ 2,797	≥4%	N/A	N/A
Columbia Community Bank	$ 5,358	7.7%	$ 2,797	≥4%	$ 3,496	≥5%

PART III EXHIBITS

Item 1. Index to Exhibits

Exhibit Number	Description	Sequential Page Number
1.1	Placement Agent Agreement with D. A. Davidson & Co.*	96
2.1	Articles of Incorporation of Columbia Commercial Bancorp**	
2.2	Bylaws of Columbia Commercial Bancorp*	123
3.1	Form of Acknowledgement of Shares Purchased*	130
4.1	Form of Subscription Agreement – Shares sold by Columbia Commercial Bancorp*	131
4.2	Form of Subscription Agreement – Shares sold by D. A. Davidson & Co.*	134
6.1	1999 Stock Option Plan, as amended**	
6.2	Form of Nonqualified Stock Option Agreement**	
6.3	Form of Incentive Stock Option**	
6.4	2004 Stock Incentive Plan**	
6.5	Form of Restricted Stock Agreement**	
6.6	Employment Agreement with Rick A. Roby**	
6.7	Deferred Compensation Agreement with Rick A. Roby**	
6.8	Employment Agreement with Frederick S. Johnson**	
6.9	Employment Agreement with Randy V. Blake**	
6.10	Lease Agreement with WARZ Investments, LLC (Hillsboro) dated March 22, 2004**	
6.11	Lease Agreement with Paul W. & Linda L. Moody (Beaverton)**	
6.12	Lease Agreement with Gene D & Sue A. Horton (Forest Grove)**	
6.13	Revolving Credit Agreement with US Bank*	136
6.14	Lease Agreement with WARZ Investments, LLC (Hillsboro) dated March 3, 1998*	160
6.15	Multitenant Office Lease Agreement with Opus Real Estate Oregon IV, L.L.C. (Durham)*	192
10.1	Consent of Independent Certified Public Accountants*	261
10.2	Consent of Legal Counsel (included in legal opinion – filed as Exhibit 11.1)*	
10.3	Consent and Certification of D. A. Davidson & Co.**	
10.4	Consent of Independent Consultant*	262
11.1	Opinion of Foster Pepper Tooze LLP regarding legality of shares*	263
13.1	Solicitation of Interest Letter to Shareholders**	
13.2	Solicitation of Interest Letter to Customers**	
15	Power of Attorney*	265

*Filed herewith
** Previously filed

Shares of Common Stock

D.A. DAVIDSON & CO.

PLACEMENT AGENT AGREEMENT

Dated as of November 1, 2004

Columbia Commercial Bancorp
314 East Main St., Suite A
Hillsboro, Oregon 97123

Ladies and Gentlemen:

Columbia Commercial Bancorp, a bank holding company incorporated in the State of Oregon (the "Company"), hereby engages D.A. Davidson & Co. as placement agent (the "Placement Agent") on a best efforts basis in connection with the offering by the Company (the "Offering") of up to 250,000 shares of the Company's Common Stock (the "Shares"), at a price per share of $20.00.

The Company has filed or will file with the Securities and Exchange Commission (the "Commission") an offering statement on Form 1-A (File No. 24-10098) (the "Offering Statement"), which includes an Offering Circular (the "Offering Circular") for the offering of the Shares pursuant to an exemption under the Securities Act of 1933, as amended (the "1933 Act"). Copies of the Offering Statement, including all exhibits and schedules thereto, any amendments thereto and all Offering Circulars have or will be delivered to the Placement Agent.

In light of the background set forth above, the representations, warranties and covenants set forth below, and the transactions contemplated hereby, the parties agree as follows:

1. Representations and Warranties of the Company. The Company represents and warrants to the Placement Agent, to the best of its knowledge and belief, that:

(a) The Company is not required to file, and it has never filed, reports under Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

(b) Except for documents that have been filed with the Securities and Exchange Commission pursuant to Rule 254 under the 1933 Act, the Company has not distributed and will not, without the prior consent of the Placement Agent, distribute any offering material in connection with the Offering other than the Offering Circular.

(c) The Company has been duly organized and is validly existing under the laws of the State of Oregon, is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is qualified to do business as a foreign corporation in each jurisdiction in which the ownership or leasing of properties or the conduct of its business requires such qualification, except where failure to be so qualified would not have a material adverse effect upon the business, condition (financial or otherwise), properties or results of operations of the Company and its subsidiary, Columbia Community Bank (the "Bank"), taken as a whole. The Bank has been duly incorporated and is in good standing under the laws of the State of Oregon and is qualified to do business as a foreign corporation in each jurisdiction in which the ownership or leasing of properties or the conduct of its business requires such qualification, except where failure to be so qualified would not have a material adverse effect upon the business, condition (financial or otherwise), properties or results of operations of the Company and the Bank, taken as a whole. Each of the Company and the Bank has all requisite power and authority (corporate and other) to own its respective properties and conduct its respective businesses as currently being carried on and as may be described in the Offering Circular. Except as described in the Offering Circular, the Company owns all of the outstanding capital stock of the Bank, free of any liens, claims, charges or encumbrances. The accounts of the Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum applicable amount in accordance with the rules and regulations of the FDIC, and no proceedings for the termination or revocation of such membership or insurance are pending or threatened. Except for the Bank and Columbia Commercial Statutory Trust I, the Company does not own or control, nor is it owned or controlled by, any corporation, association or other entity, whether directly or indirectly.

(d) At the time of sale and issuance of the Shares, the Shares will have been validly issued and will be fully paid and non-assessable. The Shares will be issued in compliance with, or pursuant to exemptions from, the registration requirements of federal and applicable state securities laws. No preemptive rights of shareholders exist with respect to any of the Shares or the issue and sale thereof. The Offering and the sale of the Shares as contemplated by this Agreement will not give rise to any rights, other than those that have been waived or satisfied, for or relating to the registration, qualification, or listing of any securities issued or issuable by the Company. There are no options, warrants or other rights to purchase, agreements or other obligations to issue, or other rights to convert any obligations into, shares of capital stock or ownership interests in the Company outstanding, except as described in the Offering Circular.

(e) Neither the Commission nor any other regulatory authority has ever issued an order against the Company or any of the Company's officers (as defined in Rule 16a-1(f) under the Exchange Act) or directors relating to such person's participation in any act or omission that was, or was alleged to be, in violation of the registration requirements or antifraud provisions of the 1933 Act or the Exchange Act, nor has any state securities commission or law enforcement agency entered any order or commenced or threatened any litigation (whether criminal, civil or administrative) against any such person relating to the offer and sale of securities, nor, in any such case, is the Company aware that a basis exists for any such action.

(f) Neither the Commission nor any state securities commission has ever issued an order preventing, delaying or suspending the use of any registration statement, prospectus or other selling literature relating to the proposed offering of securities by the Company, nor have any of them ever instituted proceedings for that purpose.

(g) Moss Adams LLP who certified the audited financial statements for fiscal years ended December 31, 2003 and 2002 included in the Offering Statement and the Offering Circular are independent public accountants with respect to the Company.

(h) The consolidated financial statements of the Company, together with the notes thereto included in the Offering Statement and Offering Circular comply in all material respects with the requirements of the 1993 Act and the rules and regulations promulgated thereunder and fairly present the financial position of the Company as of the dates indicated and the results of operations and changes in financial position for the periods therein specified; and said consolidated financial statements have been prepared in conformity with generally accepted accounting principles consistently applied throughout the periods involved. The financial information included in the Offering Circular under the caption "Business – Columbia Commercial Bancorp – Columbia Commercial Bancorp Selected Financial Information as of September 30, 2004" presents fairly on the basis stated in the Offering Circular the information purported to be shown therein at the dates and for the periods indicated.

(i) The conditions for use of Form 1-A, as set forth in the General Instructions thereto, have been satisfied.

(j) Since the respective dates as of which information is given in the Offering Statement and the Offering Circular, and except as otherwise disclosed therein, (i) there has been no material adverse change in the condition (financial or otherwise), financial results or business affairs of the Company and the Bank, taken as a whole, whether or not arising in the ordinary course of business, (ii) there have been no transactions entered into by the Company or the Bank which would materially affect the Company or the Bank, other than in the ordinary course of business, (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock or on any class of capital stock of a subsidiary, (iv) neither the Company nor the Bank has incurred, other than in the ordinary course of business, any material liabilities or obligations, direct or contingent, and (v) there has not been (A) any change in the capital stock of the Company or the Bank (except for options granted (or the exercise thereof) pursuant to or shares of Common Stock issued pursuant to the employee benefit plans of, or as compensation to the directors of, the Company), or any issuance of warrants, convertible securities or other rights to purchase capital stock of the Company or any subsidiary (except as noted above), or (B) any material increase in the short-term or long-term debt (including capitalized lease obligations) of the Company or the Bank, except indebtedness and deposit liabilities incurred by the Bank in the ordinary course of their banking business. Neither the Company nor the Bank has any contingent liabilities which are not disclosed in the Offering Circular or in the Offering Statement that are material to the Company and the Bank, taken as a whole.

(k) As of the time the Offering Statement is or was qualified by order of the Commission, and until the completion of the Offering, (A) the Offering Statement and Offering Circular conformed or will conform in all material respects to the requirements of the 1933 Act and the rules and regulations promulgated thereunder, (B) the Offering Statement did not or will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (C) the Offering Circular did not or will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are or were made, not misleading; except that the foregoing shall not apply to statements in or omissions from any such document in reliance upon, and in conformity with, written information furnished to the Company by the Placement Agent specifically for use in the preparation thereof. If the Offering Statement has been qualified by order of the Commission, no stop order suspending the effectiveness of the Offering Statement has been issued, and no proceeding for that purpose has been initiated or, to the Company's knowledge, threatened by the Commission.

(l) There are no contracts or documents of the Company or the Bank that are required to be filed as exhibits to the Offering Statement by the 1933 Act or by the rules and regulations promulgated thereunder, which contracts or documents have not been so filed as required.

(m) There is no action, suit, claim or proceeding pending or, to the knowledge of the Company, threatened against the Company or the Bank before any court or administrative agency or otherwise that, if determined adversely to the Company or the Bank, might (a) result in any change in the earnings, business, management, properties, assets, rights, operations, condition (financial or other) or prospects of the Company that is materially adverse to the Company or the Bank, taken as a whole, or (b) prevent the consummation of the Offering. To the Company's knowledge, there are no material legal or governmental actions, suits or proceedings pending or threatened against any executive officer or director of the Company or the Bank, that could have a material adverse effect on the condition (financial or otherwise), properties, business, results of operations or prospects of the Company and the Bank, taken as a whole.

(n) Neither the Company nor the Bank is, or, with the giving of notice or lapse of time or both, will be, in violation of or in default under its Articles of Incorporation or Bylaws or under any agreement, lease, contract, indenture or other instrument or obligation to which it is a party or by which it, or any of its properties, is bound and which default is of material significance in respect of the business or financial condition of the Company and the Bank, taken as a whole. The execution and delivery of this Agreement and the consummation of the transactions herein contemplated and the fulfillment of the terms hereof will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust or other agreement or instrument to which the Company is a party, or of the Articles of Incorporation or Bylaws of the Company, or any order, rule or regulation applicable to the Company of any court or of any regulatory body or administrative agency or other governmental body having jurisdiction.

(o) The Company has full legal right, power and authority to enter into this Agreement and to take the actions and perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles. Each approval, consent, order, authorization, designation, declaration or filing by or with any regulatory, administrative or other governmental body necessary in connection with the execution and delivery by the Company of this Agreement and the consummation of the Offering (except such additional steps as may be required by the Commission, or the NASD, or such additional steps as may be necessary to qualify the Shares for public offering under state securities or Blue Sky laws), has been obtained or made and is in full force and effect.

(p) The authorized capital stock of the Company as of June 30, 2004 is as set forth under the caption "Description of Capital Stock" in the Offering Circular and there have not been any subsequent issuances of capital stock of the Company, except for subsequent issuances, if any, pursuant to any employee, officer or director benefit or compensation plans. All of the outstanding shares of capital stock of the Company have been duly authorized, validly issued and are fully paid and nonassessable. Neither the filing of the Offering Statement nor the offering or sale of the Shares, as contemplated by the Offering Circular, gives rise to any rights, other than those which have been waived or satisfied, for or relating to the registration of any shares of capital stock or other securities of the Company. All of the issued and outstanding shares of capital stock of the Bank have been duly authorized, validly issued and are fully paid and nonassessable.

(q) The Company has filed all federal, state, local and foreign income and franchise tax returns required to be filed or has requested extensions thereof, except in any case in which the failure so to file would not, individually or in the aggregate, have a material adverse effect on the business, condition (financial or otherwise), properties or results or operations of the Company and the Bank, taken as a whole, and are not in default in the payment of any taxes which were payable pursuant to said returns or any assessments with respect thereto, other than any which the Company or the Bank is contesting in good faith or as would not, individually or in the aggregate, have a material adverse effect on the business, condition (financial or otherwise), properties or results or operations of the Company and the Bank, taken as a whole.

(r) Each of the Company and the Bank holds all material licenses, certificates and permits from governmental authorities that are necessary to the conduct of its business; and, to the knowledge of the Company, neither the Company nor the Bank has infringed any patents, patent rights, trade names, trademarks or copyrights, which infringement is material to the business of the Company and the Bank, taken as a whole. The Company knows of no infringement by others of material patents, patent rights, trade names, trademarks or copyrights owned by or licensed to the Company or the Bank.

(s) The Company is not an "investment company" within the meaning of Section 3(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), and the rules and regulations thereunder.

(t) Other than as contemplated by this Agreement or described in the Offering Statement, the Company has not incurred any liability for any finder's or broker's fee or agent's commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(u) No report or application filed (after giving effect to any amendments thereto) by the Company or the Bank with the Federal Reserve Board (the "FRB"), the Oregon Division of Finance and Corporate Securities, the FDIC or other regulatory authority having jurisdiction over it (each such report or application, together with all exhibits thereto, a "Regulatory Report"), as of the date it was filed (after giving effect to any amendments thereto), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading when made or failed to comply in all material aspects with the applicable requirements of the FRB, the Oregon Division of Finance and Corporate Securities, the FDIC or such other regulatory authority (the "Banking Regulators"), as the case may be. The Company and the Bank have filed each Regulatory Report that they were required to file with any Banking Regulator, which is material to or could reasonably be expected to be material to the business, operations, financial condition or the Company and the Bank taken as a whole.

(v) Each of the Company and the Bank is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the course of banking business generally. Neither the Company nor the Bank has been refused any insurance coverage it has sought or applied for.

(w) Any certificate signed by any officer of the Company and delivered to the Placement Agent shall be deemed a representation and warranty by the Company to the Placement Agent as to the matters covered thereby.

2. Representations and Warranties of the Placement Agent.

(a) The Placement Agent represents and warrants to the Company that none of the Placement Agent, or any of its partners, directors, officers, is subject to disqualification under Rule 262 under the Securities Act of 1933.

3. Sale and Delivery of the Offered Shares.

(a) On the basis of the representations, warranties and covenants herein contained, and subject to the terms and conditions herein set forth, the Placement Agent agrees to exercise its reasonable best efforts to locate purchasers for, and to assist the Company in effecting sales of a minimum of 125,000 shares ($2.5 million), at a price per share of $20.00. The Company and the Placement Agent shall agree on a timeline for notice to the Placement Agent of whether the Placement Agent will be permitted to place any additional shares.

(b) The closing of the Offering (the "Closing") will occur from time-to-time as mutually agreed upon by the Company and the Placement Agent (the "Closing Date").

(c) The Company shall credit purchased Shares to the accounts of the purchasers thereof immediately upon notification by the Company to the Placement Agent of acceptance of such purchaser's subscription. The certificates for the Shares will be delivered in such denominations and in such registrations as the Company reasonably deems appropriate unless a specific purchaser requests reasonable accommodation, in which case the Company shall comply therewith, provided that such accommodation does not, in the judgment of the Company, impose unreasonable burden or expense on the Company.

(d) Payment for the Shares purchased pursuant to selling efforts by the Placement Agent ("Davidson Offered Shares" as defined in the Offering Statement) shall be made by or on behalf of the purchasers to the Placement Agent for the account of the Company by wire transfer or other delivery of immediately available funds, or by such other means as may be acceptable to the Placement Agent in its sole discretion and transmitted to the Company no later than the next business day after the Placement Agent received a completed subscription agreement and funds from purchasers. Payment for all other Shares ("Company Offered Shares" as defined in the Offering Statement) shall be made by or on behalf of the purchasers to the Company by wire transfer of immediately available funds, or by such other means as may be acceptable to the Company in its sole discretion. The Placement Agent and the Company shall each deposit all funds from such subscriptions in an account established by the Company for purposes of receiving the Offering proceeds.

(e) The cash proceeds from accepted subscriptions for Davidson Offered Shares will be distributed as follows: (i) seven percent (7%) of the aggregate cash proceeds from Davidson Offered Shares, shall be distributed to the Placement Agent as compensation (the "Placement Agent Commission") for the Placement Agent's services in connection with the Offering; (ii) any amounts payable in respect of the Expense Allowance and Additional Expenses (each as defined below) incurred but not previously paid to the Placement Agent will be distributed to the Placement Agent; and (iii) the balance of such proceeds will be retained by the Company.

(f) In addition to the Placement Agent Commission the Company shall reimburse to the Placement Agent for up to a maximum of $10,000 (the "Expense Allowance") for all fees and expenses incurred by or on behalf of the Placement Agent; provided that such amount shall not include amounts for Additional Expenses (as defined below). For purposes of this Agreement "Additional Expenses" will include fees and expenses incurred by or on behalf of the Placement Agent for (i) Blue Sky and state securities filing fees and expenses, including fees and expenses of the Placement Agent's counsel if retained; (ii) NASD filing fees and expenses; and (iii) other expenses jointly determined by the parties to be outside the expected scope of the Expense Allowance. The Company shall pay all transfer taxes and like charges levied in connection with the sale and issuance of the Shares.

4. Covenants of the Company. The Company covenants and agrees with the Placement Agent that:

(a) When prepared and until completion of the Offering, the Offering Circular will contain all statements that are required to be stated therein, will not contain any untrue statement of a material fact, and will not omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made. Without limiting the generality of the foregoing, with respect to the Offering Circular:

(i) The Company will not, without the prior consent of the Placement Agent deliver or distribute any offering material in connection with the Offering other than the Offering Circular;

(ii) The Company's capital stock will comply in every material respect with the description thereof contained in the Offering Circular and the Offering Circular will describe in every material respect the Company's capital stock;

(iii) The Offering Circular will describe accurately any material legal or governmental actions, proceedings, or suits pending or known to be threatened against the Company or any of the Company's executive officers or directors in their capacity as such; and

(iv) The Offering Circular will describe accurately the Company's properties, the limitations thereon, the encumbrances and leases pertaining thereto, and the adequacy thereof.

(b) The Company will advise the Placement Agent promptly of any request from any of the Company's regulators for any additional information, and of the issuance or entry by any such agency of any stop order, cease and desist order, or similar action suspending the Offering, or of the institution of any proceedings for that purpose. The Company will use its reasonable best efforts to prevent the issuance of any such order or action and, if issued, to obtain as soon as possible the lifting thereof.

(c) Subject to the Company's discretion to limit offers and sales in certain jurisdictions as described in the Offering Circular, the Company will cooperate with the Placement Agent in endeavoring to qualify the Shares for sale under the securities laws of such jurisdictions as the Placement Agent may reasonably have designated in writing and will make such applications, file such documents, and furnish such information as may be reasonably required for that purpose, provided the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction where it is not now so qualified or required to file such a consent. The Company will, from time to time, prepare and file such statements, reports, and other documents, as are or may be required to continue such qualifications in effect for so long a period as the Placement Agent may reasonably request for purposes of completing distribution of the Shares in the Offering.

(d) The Company hereby authorizes the Placement Agent, when and if it is determined by the Placement Agent to be necessary to do so, to file with the OTC Bulletin Board a listing application (the "Listing Application") respecting the Common Stock, together with such schedules, exhibits and other supporting materials as may be reasonably necessary or appropriate to support the same. The Company will provide all reasonably necessary assistance to the Placement Agent to obtain approval of the Listing Application and, if approved, the Company will enter into a Listing Agreement with the OTC Bulletin Board in customary form. Notwithstanding the foregoing, the Company shall not be required to register any class of its capital stock under Section 12 of the Exchange Act in order to satisfy such listing or qualification requirements.

(e) The Company will deliver to the Placement Agent or to prospective purchasers at the Placement Agent's direction, from time to time, as many copies of the Offering Circular as the Placement Agent may reasonably request.

(f) The Company will comply with the 1933 Act and the Exchange Act, and the rules and regulations thereunder, so as to permit the completion of the distribution of the Shares as contemplated in this Agreement and the Offering Circular. If, during the pendency of the Offering, any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Placement Agent, it becomes necessary to amend or supplement the Offering Circular in order to make the statements therein, in the light of the circumstances existing at the time the Offering Circular is delivered to a purchaser, not misleading, or if it is necessary at any time to amend or supplement the Offering Circular to comply with any law, the Company promptly will prepare such an amendment or supplement and, to the extent necessary so that the Offering Circular as so amended or supplemented will not, in the light of the circumstances when it is so delivered, contain any false statement of a material fact or omit to state a material fact necessary, in light of the circumstances as a whole, to render the same accurate in all material respects.

(g) Upon request from Davidson, the Company will provide any of the information required to be maintained in Davidson's records under Rule 15c2-11 of the Exchange Act for Davidson to submit quotations of the Company's stock for publication.

(h) No offering, sale, short sale or other disposition of any shares of Common Stock of the Company or other securities convertible into or exchangeable or exercisable for shares of Common Stock or derivative of Common Stock (or agreement for such) will be made for a period of 180 days after the date of this Agreement, directly or indirectly, by the Company otherwise than hereunder or with the prior written consent of the Placement Agent, except that the Company may, without such consent, (a) grant options to purchase shares of common stock or grant shares pursuant to the Company's stock option plan or stock incentive plan and (b) issue shares upon the exercise of options granted pursuant to the Company's stock option plan or stock incentive plan..

(i) Neither the Company nor any of its affiliates, nor any person acting on behalf of any of them will, directly or indirectly, (a) take any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares; or (b) bid for, purchase, or pay anyone any compensation for soliciting purchases of, the Shares in the Offering, or pay or agree to pay to any person any compensation for soliciting another to purchase any other securities of the Company, otherwise than as provided in this Agreement.

(j) The Company will cooperate in all respects with the due diligence inquiries of the Placement Agent and its counsel and will make available all information reasonably requested in connection therewith. Without limiting the generality of the foregoing, the Company will timely provide copies of all documents, electronic media and other materials in such form as the Placement Agent or its counsel may reasonably request from time to time, and will deliver the same at the reasonable direction of the Placement Agent or its counsel.

(k) The Company will make available its management personnel to the Placement Agent, or to prospective purchasers of the Shares upon request of the Placement Agent, at reasonable times and on reasonable prior notice for the purposes of answering such questions and providing such information as may be necessary or appropriate in the Placement Agent's reasonable discretion; provided that, this Section 3(k) shall not be construed to require the Company to take any action or make any disclosure that would, in the reasonable opinion of counsel to the

Company, result in a disqualification of the Offering from exemption under the 1933 Act.

(l) The Company will apply the net proceeds from the Offering substantially as set forth under "Use of Proceeds" in the Offering Circular.

(m) If at any time during the Offering any rumor, publication or event relating to or affecting the Company shall occur as a result of which, in the Placement Agent's sole judgment, the market price of the Shares has been or is likely to be materially affected (regardless of whether such rumor, publication or event necessitates a supplement to or amendment of the Offering Circular), the Company will, after notice from the Placement Agent advising the Company to the effect set forth above, consult with the Placement Agent concerning the substance of, and consider disseminating a press release or other public statement reasonably satisfactory to the Placement Agent responding to or commenting on, such rumor, publication or event.

5. Covenants of the Placement Agent.

(a) The Placement Agent will deliver a copy of the Offering Circular and related subscription agreement to each prospective purchaser of Davidson Offered Shares in accordance with Regulation A under the 1933 Act, and shall otherwise conduct its participation in the Offering in accordance with Regulation A.

(b) The Placement Agent shall promptly notify the Company of any circumstance that is reasonably likely to result in the disqualification under Rule 262 of the Placement Agent or any of its directors or officers.

6. Conditions to Obligations of the Placement Agent. The obligations of the Placement Agent to exercise its best efforts to place for sale the Davidson Offered Shares are subject to the continuing accuracy during the Offering and until the Closing of the Company's representations and warranties herein, to the Company's performance of its covenants and obligations hereunder, and to the following additional conditions:

(a) No stop order relating to the Offering, or the Offering Circular, shall have been issued and no proceedings for that purpose shall have been taken or, to the knowledge of the Company, shall be contemplated by any of the Company's regulators, or any state securities commissioner, and no injunction, restraining order, or order of any nature by a federal or state court shall have been issued that would prevent the issuance of the Shares.

(b) The Placement Agent shall have received the opinion of Foster Pepper Tooze LLP, counsel for the Company, dated as of the Closing of the Offering and addressed to the Placement Agent (and stating that it may be relied upon by counsel to the Placement Agent), with respect to the matters set forth in Exhibit A hereto. The opinion will be based solely on the law of the State of Oregon. In addition to the matters set forth above, such opinion shall also include a statement to the effect that nothing has come to the attention of such counsel that leads it to believe that as of the date first delivered to prospective purchasers and continuing until the Closing Date the Offering Circular contains an untrue statement of a material fact or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, (except that such counsel need express no view as to financial statements, schedules and statistical information therein). With respect to such statement, counsel for the Company may state that their belief is based upon the exercise of due diligence.

(c) The Placement Agent shall have received from counsel for the Company prior to the initiation of the Offering a memorandum or summary, in form and substance satisfactory to the Placement Agent, with respect to the qualification for offering and sale by the Placement Agent of the Shares under the state securities or Blue Sky laws of such jurisdictions as the Placement Agent may reasonably have designated to the Company.

(d) The NASD shall have reviewed and approved as to form and substance the fairness of this Agreement and the Placement Agent's Compensation.

(e) The Placement Agent shall have received as of the commencement of the Offering and as of the completion of the Offering, a certificate or certificates of the Chief Executive Officer and the Chief Financial Officer of the Company to the effect that as of such date each of them severally represents as follows:

(i) No stop order or cease and desist order relating to the Offering has been issued, and no proceedings for such purpose have been taken or are, to his or her knowledge, contemplated by the Commission or any state securities commissioner;

(ii) The Company's representations and warranties contained in Section 1 are true and correct in all material respects;

(iii) He or she has carefully examined the Offering Circular and, in his or her opinion, as of the commencement of the Offering and as of the completion of the Offering, the statements contained in the Offering Circular were true and correct, and the Offering Circular does not omit to state a material fact required or necessary in order to make the statements therein not misleading, and, in his or her opinion, since the commencement of the Offering, no event has occurred that should have been set forth in a supplement to or an amendment of the Offering Circular that has not been set forth in such a supplement or amendment; and

(iv) Since the date of the Offering Circular, there has not been any material adverse change or any development involving a prospective material adverse change in or affecting the Company's condition, financial or otherwise, or its earnings, business affairs, management, or business prospects, whether or not occurring in the ordinary course of business, and there has not been any material transaction entered into by the Company, other than the transactions in the ordinary course of business and changes and transactions contemplated by the Offering Circular.

(f) The Company shall have furnished to the Placement Agent such further certificates and documents confirming the representations and warranties, covenants and conditions contained herein and related matters as the Placement Agent may reasonably have requested.

The opinions and certificates mentioned in this Agreement shall be deemed to be in compliance with the provisions hereof if they comply in all material respects with the requirements for such opinions and certificates as set forth in this Agreement.

If any of the conditions hereinabove provided for in this Section 6 shall not have been fulfilled when and as required by this Agreement to be fulfilled, the obligations of the Placement Agent hereunder may be terminated by the Placement Agent by notifying the Company of such termination in writing at or prior to the Closing Date.

In such event, the Company and the Placement Agent shall not be under any obligation to each other (except to the extent provided in Section 6 hereof).

7. Conditions to the Obligations of the Company. The obligations of the Company to sell and deliver the Davidson Offered Shares in the Offering are subject to the condition that at the time of each respective sale of the Shares, no stop order, cease and desist order, or injunction relating to the Offering shall have been issued and in effect or proceedings therefor initiated or threatened. Notwithstanding the foregoing, nothing in this Agreement shall inhibit or preclude the Company's right to accept or reject any subscription for any reason whatsoever prior to acceptance of the subscription by the Company in accordance with the terms of the Offering set forth in the Offering Circular. Nothing in this Section 7 limits the Company's ability to terminate the Offering in its sole discretion as described in the Offering Circular.

8. Indemnification.

(a) The Company agrees to indemnify and hold harmless the Placement Agent and each person, if any, who controls the Placement Agent within the meaning of the 1933 Act, against any losses, claims, damages or liabilities to which the Placement Agent or any such controlling person may become subject under the 1933 Act, the Exchange Act, or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Offering Statement, Offering Circular, or any amendment or supplement thereto, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse the Placement Agent and each such controlling person for any legal or other expenses reasonably incurred by the Placement Agent or such controlling person in connection with investigating or defending any such loss, claim, damage or liability, action or proceeding or in responding to a subpoena or governmental inquiry related to the offering of the Shares, whether or not the Placement Agent or controlling person is a party to any action or proceeding; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission made in the Offering Statement, Offering Circular, or any amendment or supplement to either of them, in reliance upon and in conformity with written information furnished to the Company by or through the Placement Agent specifically for use in the preparation thereof This indemnity agreement will be in addition to and not in limitation of any liability that the Company may otherwise have.

(b) The Placement Agent agrees to indemnify and hold harmless the Company, each of its directors, and each person, if any, who controls the Company within the meaning of the 1933 Act, against any losses, claims, damages or liabilities to which the Company or any such director, officer, or controlling person may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Offering Statement, Offering Circular or any amendment or supplement thereto, (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made; and will reimburse the Company or any such person for any legal or other expenses reasonably incurred by the Company or any such director, officer, or controlling person in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding or in responding to a subpoena or government inquiry relating to the offering of the Shares, whether or not the Company or any such director, officer, or controlling person is a party to any action or proceeding; provided, however, that the Placement Agent will be liable in each case only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission has been made in the Offering Statement, Offering Circular or such amendment or supplement thereto, in reliance upon and in conformity with information furnished to the Company by or through the Placement Agent specifically for use in the preparation thereof. This indemnity agreement will be in addition to and not in limitation of any liability that such Placement Agent may have otherwise.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to this Section 8, such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing. No indemnification provided for in Sections 8(a) and (b) shall be available to any party who shall fail to give notice as provided in this Section 8(c) if the party to whom notice was not given was unaware of the proceeding to which such notice would have related and was materially prejudiced by the failure to give such notice, but the failure to give such notice shall not relieve the indemnifying party or parties from any liability that it or they may have to the indemnified party for contribution or otherwise than on account of the provisions of Sections 8(a) and (b). In case any such proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party and shall pay as incurred the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel at its own expense. Notwithstanding the foregoing, the indemnifying party shall pay as incurred (or within 30 days of presentation) the fees and expenses of the counsel retained by the indemnified party in the event (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm for all such indemnified parties, unless representation of multiple parties by the same counsel would be inappropriate due to actual or potential differing interests between them. Such firm shall be designated in writing by the Placement Agent in the case of parties indemnified pursuant to Section 8(a) and by the Company in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.

(d) If the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under Sections 8(a) and (b) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Placement Agent on the other from the offering of the Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Placement Agent on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Placement Agent on the other shall be deemed to be in the same proportion as the total proceeds from the sale of Davidson Offered Shares (before deducting expenses) received by the Company bear to the total compensation received by the Placement Agent (not including reimbursements for expenses, whether or not accountable). The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Placement Agent on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Placement Agent agree that it would not be just and equitable if contributions pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above in this Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above in this Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8(d)), (i) the Placement Agent shall not be required to contribute any amount in excess of the commissions applicable to the Davidson Offered Shares and (ii) no person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e) In any proceeding relating to the Offering Circular or any supplement or amendment thereto, each party against whom contribution may be sought under this Section 8 hereby consents to the jurisdiction of any court having jurisdiction over any other contributing party, agrees that process issuing from such court may be served upon him or it by any other contributing party and consents to the service of such process and agrees that any other contributing party may join him or it as an additional defendant in any such proceeding in which such other contributing party is a party.

(f) Any losses, claims, damages, liabilities or expenses for which an indemnified party is entitled to indemnification or contribution under this Section 8 shall be paid by the indemnifying party to the indemnified party as such losses, claims, damages, liabilities or expenses are incurred, except as provided in Section 8(c). A successor to the Placement Agent, or to the Company, its directors or officers, or any person controlling the Company, shall be entitled to the benefits of the indemnity, contribution and reimbursement agreements contained in this Section 8.

9. Notices. All communications hereunder shall be in writing and, except as otherwise provided herein, will be mailed, hand or courier delivered, telecopied or delivered by electronic mail (and in the case of telecopy or electronic mail, accompanied by electronic answerback or automatic delivery confirmation) as follows:

If to the Placement Agent:

D.A. Davidson & Co.
Two Centerpointe Drive
Suite 400
Lake Oswego, Oregon 97035
Attention: Daren J. Shaw
Facsimile: 503-603-3065
Electronic Mail: dshaw@dadco.com

With a copy to:

D.A. Davidson & Co.
8 Third Street North
Great Falls, MT 59401
Attention: Larry Martinez
Facsimile: 406-791-7380
Electronic Mail: lmartinez@dadco.com

If to the Company:

Columbia Commercial Bancorp
314 East Main Street, Suite A
Hillsboro, Oregon 97123
Attention: Rick Roby
Facsimile: 503-846-9528
Electronic Mail:
rick@columbiacommunitybank.com

With a copy to:

Foster Pepper Tooze LLP
601 SW 2nd Avenue, Suite 1800
Portland, Oregon 97204-3171
Attention: Gordon E. Crim
Facsimile: 800-600-1964
Electronic Mail: crimg@fosterpdx.com

Any such notice shall be effective, in the case of deliver, at the time of delivery, and in the case of mail or telecopier, at the time of dispatch with electronic confirmation of answerback.

10. Termination.

(a) This Agreement may be terminated by the Placement Agent by notice to the Company at any time prior to the completion of the Offering if any of the following has occurred:

(i) the Company shall have failed to perform all obligations and satisfy all conditions on its part to be satisfied or performed hereunder at or prior to the Closing Date;

(ii) the Company shall have, in the sole judgment of the Placement Agent, sustained any material loss or interference with its business or properties from fire, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, or there shall have been any materially adverse change (including, without limitation, a change in senior management or control), or constitute a development involving a prospective materially adverse change, in the Company's condition (financial or otherwise) or its earnings, business, management, properties, assets, rights, operations or prospects, except in each case as described in or contemplated by the Offering Circular (as may have been amended or supplemented as of such occurrence), and such event singly or together with any other event makes it, in the sole judgment of the Placement Agent, impracticable to market the Shares on the terms and in the manner contemplated in the Offering Circular;

(iii) any outbreak or escalation of hostilities or declaration of war or national emergency or other national or international calamity or crisis or material adverse change in economic or political conditions if the effect of such outbreak, escalation, declaration, emergency, calamity, crisis or material adverse change on the financial markets of the United States would, in the reasonable judgment of the Placement Agent, materially impair the ability to market the Shares or to enforce contracts for the sale of the Shares;

(iv) the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other governmental authority that, in the opinion of the Placement Agent, materially and adversely affects or may materially and adversely affect the Company's business or operations;

(v) declaration of a banking moratorium by federal or Oregon authorities; or

(vi) the taking of any action by any governmental body or agency in respect of its monetary or fiscal affairs that, in the opinion of the Placement Agent, has a material adverse effect on the securities markets in the United States.

(b) This Agreement may be terminated by the Company by notice to the Placement Agent at any time prior to the Closing Date in the event the Company determines it is in the best interest of the Company.

(c) This Agreement shall terminate automatically without further action by either party if the Company determines in its sole discretion to terminate the Offering as described in the Offering Circular, or if for any other reason the Closing does not occur.

Termination of this Agreement pursuant to this Section 10 shall be without liability of any party to any other party except for the liability of the Company in relation to commissions for Davidson Offered Shares sold prior to such termination, the Expense Allowance and any unpaid Additional Expenses as provided in Section 3 hereof, or the indemnity provided in Section 8 hereof.

11. Future Engagements. The Company agrees to use the Placement Agent as its placement agent in any trust preferred securities offering by the Company within twelve months from the date of this agreement.

12. Successors. This Agreement shall inure to the benefit of and shall be binding upon the Placement Agent, the Company and their respective successors and legal representatives, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person, except that (i) the indemnities of the Company contained in Section 6 hereof shall also be for the benefit of any person or persons who control the Placement Agent within the meaning of Section 15 of the 1933 Act or Section 20 of the Exchange Act; and (ii) the indemnities of the Placement Agent contained in Section 6 hereof shall also be for the benefit of

the directors of the Company, the officers of the Company and any person or persons who control the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the Exchange Act. No purchaser of Shares from the Placement Agent shall be deemed a successor because of such purchase.

13. Miscellaneous. Time shall be of the essence of this Agreement.

It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

The reimbursement, indemnification and contribution agreements contained in this Agreement and the representations, warranties and covenants in this Agreement shall remain in full force and effect regardless of (a) any termination of this Agreement, (b) any investigation made by or on behalf of any Placement Agent or controlling person thereof, or by or on behalf of the Company or its directors or officers and (c) the conclusion of the Offering under this Agreement.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Oregon.

If the foregoing letter is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicates hereof, whereupon it will become a binding agreement among the Company and the Placement Agent in accordance with its terms.

Very truly yours,

D.A. DAVIDSON & CO.

Managing Director

The foregoing Placement Agent Agreement is hereby confirmed and accepted as of the date first above written.

COLUMBIA COMMERCIAL BANCORP

By:___________________________________
Rick Roby
Chief Executive Officer

If the foregoing letter is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicates hereof, whereupon it will become a binding agreement among the Company and the Placement Agent in accordance with its terms.

Very truly yours,

D.A. DAVIDSON & CO.

Managing Director

The foregoing Placement Agent Agreement
is hereby confirmed and accepted as
of the date first above written.

COLUMBIA COMMERCIAL BANCORP

By:____________________________
Rick Roby
Chief Executive Officer

EXHIBIT A

<u>Form of</u> Legal Opinion of Foster, Pepper Tooze LLP

D.A. Davidson & Co., as Placement Agent
Two Centerpointe Drive
Suite 400
Lake Oswego, Oregon 97035

Re: Offering of up to 250,000 shares of Common Stock of Columbia Commercial Bancorp

Ladies and Gentlemen:

INTRODUCTION

This firm has acted as special counsel to Columbia Commercial Bancorp, an Oregon bank holding company (the "Company") in connection with the proposed offering (the "Offering") of up to 250,000 shares of common stock of the Company (the "Shares) pursuant to an Offering Circular, dated ________, 2004, in which Offering you have undertaken to assist the Company in offering and selling the Shares in accordance with a Placement Agent Agreement (the "Placement Agreement") dated ____________, 2004, between the Company and D.A. Davidson & Co. (the "Placement Agent").

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Placement Agreement or in the Offering Circular. This opinion is given pursuant to Section ______ of the Placement Agreement.

SCOPE OF INVESTIGATION; DOCUMENTS REVIEWED

In the course of our representation, we have examined the Offering Circular and the Placement Agreement, and the exhibits and annexes appended thereto. We have received from officers of the Company, and have reviewed, copies of the Articles of Incorporation and bylaws of the Bank and minutes of certain meetings of the Company's Board of Directors. We have reviewed certificates and other information from public officials in those jurisdictions that we have deemed appropriate and have made such review of law as we consider necessary for the purposes of this opinion. As to certain matters of fact material to the following opinions, we have relied upon representations of representatives of the Company, including representations and warranties made by the Company in the Placement Agreement, without independently verifying the accuracy of those representations.

We have relied as to matters of fact upon the above documents and investigation. Where we render an opinion "to our knowledge" or "known to us," our opinion is based solely upon (a) the conscious awareness of facts or other information by the attorneys within the firm who have had active involvement in negotiation and preparation of the Placement Agreement and the

Offering Circular. Unless we have specifically advised otherwise in this letter, we have not undertaken or made any inquiry, search, investigation or legal or factual analysis or research to verify the accuracy of any opinion which is rendered with the phrases "to our knowledge" or "known to us." No limited inquiry which we may have undertaken shall be considered an independent investigation and the fact of our engagement to render this opinion letter shall not be construed to imply knowledge of any matter on our part.

ASSUMPTIONS

This opinion assumes:

1. The authenticity and completeness of all documents submitted to us as originals, and the conformity to authentic and complete original documents of all documents submitted to us as certified, conformed or photostatic copies;

2. The genuineness of all signatures on all documents submitted to us, and the legal competence of all natural persons who are signatories thereto;

3. That the Placement Agent has negotiated the Placement Agreement, and will exercise its rights and remedies thereunder and under applicable law, in good faith, with fair dealing, diligently, and in a commercially reasonable manner;

4. That the Placement Agent is duly formed and validly existing under the laws of its jurisdiction of organization, has met all legal requirements applicable to it, and has all requisite power and authority to enter into, and have taken all necessary action to execute and deliver, the Placement Agreement and to effect the transactions contemplated thereby;

5. That the Placement Agreement has been duly authorized, executed and delivered by the Placement Agent and constitutes the legal, valid and binding obligations of the Placement Agent, enforceable against it in accordance with the terms thereof;

6. That the representations of the parties to the Placement Agreement are accurate and complete; and

7. That there has been no mutual mistake of fact or understanding, fraud, duress or undue influence.

OPINIONS

Based on the foregoing, and subject to the assumptions, qualifications and limitations set forth herein and incorporated herein by reference, we are of the opinion that:

(1) Each of the Company and the Bank has been duly organized and is validly existing as a bank holding company under the laws of the State of Oregon and bank under the laws of the State of Oregon, respectively, with corporate power and authority to own or lease its properties and to conduct its business as

described in the Offering Circular; each of the Company and the Bank is duly qualified to transact business in all jurisdictions in which the failure to qualify would have a materially adverse effect upon the business of the Company and the Bank, taken as whole; and, to our knowledge, the Company does not own or control, directly or indirectly, any corporation, association or other entity other than its two subsidiaries, Columbia Community Bank and Columbia Capital Trust I. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.

(2) All of the issued and outstanding capital stock of the bank and the common securities of Columbia Capital Trust I are owned by the Company.

(3) The Company has authorized capital stock as set forth in the Offering Circular; there are currently _____ shares of capital stock issued and outstanding. The Shares conform to the description thereof contained in the Offering Circular; the form of certificates for the Shares complies as to form with the requirements of Oregon law; the Shares have been duly authorized, fully paid and non-assessable, and no preemptive rights of stockholders exist with respect to any of the Shares or the issue or sale thereof.

(4) Except as described in or contemplated by the Offering Circular, to our knowledge, are no outstanding or authorized options, warrants or rights of any character obligating the Company to issue any shares of its capital stock or any securities convertible or exchangeable into or evidencing the right to purchase or subscribe for any shares of such stock; and except as described in the Offering Circular, to our knowledge, no holder of any securities of the Company or any other person has a right, contractual or other, that has not been satisfied or effectively waived, to cause the Company to sell or otherwise issue to them, or to permit them to underwrite the sale of, any of the Shares or the right to have any Common Stock or other securities of the Company included in the Offering Circular or the right to require registration under the Securities Act of any shares of Common Stock or other securities of the Company.

(5) The statements under the captions "Description of Capital Stock," "Supervision and Regulation" and "Legal Proceedings" in the Offering Circular, insofar as such statements constitute a summary of documents referred to therein or matters of law, fairly summarize in all material respects the information called for with respect to such documents and matters.

(6) The execution and delivery of this Agreement and the consummation of the transactions herein contemplated do not and will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, the Articles of Incorporation or Bylaws of the Company or any agreement or instrument known to us to which the Company is a party or by which the Company may be bound.

(7) The Company has full corporate power and authority to enter into this Agreement, to sell and deliver the Shares; this Agreement has been duly and

validly authorized by all necessary corporate action by the Company, has been duly and validly executed and delivered by and on behalf of the Company, and is a valid and binding agreement of the Company enforceable in accordance with its terms, except as enforceability may be limited by general equitable principles, and by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws affecting creditors' rights generally, and except as to those provisions relating to indemnity or contribution for liabilities arising under federal and state securities laws (as to which we state no opinion); and no approval, authorization, order, consent, registration, filing, qualification, license or permit of or with any court, regulatory, administrative or other governmental body is required for the execution and delivery of this Agreement by the Company or the consummation of the transactions contemplated by this Agreement, except (i) such as have been obtained and are in full force and effect under the Securities Act, (ii) such as may be required under applicable Blue Sky laws in connection with the purchase and distribution of the Shares by the Placement Agent; and (iii) the clearance by the National Association of Securities Dealers, Inc. of the underwriting arrangements contemplated hereby.

(8) The Company is not, and will not become, as a result of the consummation of the Offering and application of the net proceeds therefrom as described in the Offering Circular, required to register as an investment company under the 1940 Act.

(9) Upon delivery of the Shares and payment therefor as contemplated by the Offering Circular, the purchasers thereof will acquire good and marketable title to the same on the Closing Date, free and clear of all liens, encumbrances, and claims.

(10) To our knowledge, there are no legal or governmental actions, suits or proceedings pending or threatened to which the Company or any of its officers or directors is or is threatened to be made a party or of which property owned or leased by the Company is or is threatened to be made the subject, the outcome of which could be expected to have a material adverse effect on the condition (financial or otherwise), properties, business, results of operations or prospects of the Company.

(11) The conditions for use of Form 1-A, as set forth in the General Instructions thereto, have been satisfied and the Offering Circular and any amendment thereof or supplement thereto complies in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder.

OTHER MATTERS

In the course of the preparation of the Offering Circular, we have not independently verified the accuracy, completeness or fairness of the statements contained in the Offering Circular and we make no representation to you as to the accuracy, completeness or fairness of the statements contained in the Offering Circular. However, nothing has come to our attention that causes us to believe that the Offering Circular, as of its date, contained or contains any untrue statement of material fact, or omitted or omits to state a material fact required to be stated therein or necessary to make the statements made, in light of the circumstances under which they are made, not misleading (it being understood that we are not expressing any statement with respect to any financial information contained therein).

OTHER QUALIFICATIONS

In addition to the qualifications, assumptions, and other limitations set forth in this opinion of counsel, and without limiting the effect of such qualifications, assumptions and other limitations, our opinion is further qualified as follows:

1. We express no opinion as to:

(a) provisions relating to the waiver of rights, remedies, and defenses;

(b) provisions for payment or reimbursement of costs and expenses or indemnification for claims, losses, or liabilities (including, without limitation, attorney fees) in excess of statutory limits or an amount determined to be reasonable by any court or other tribunal, and any provision for attorney fees other than to the prevailing party;

(c) provisions pertaining to jurisdiction and venue;

(d) limitations on the liability of parties to the Placement Agreement or provisions for the indemnification of such parties for their own negligence or misconduct;

2. Except as provided herein, we express no opinion as to any matter whatsoever relating to:

(a) the accuracy or completeness of any financial, accounting, or statistical information furnished by the Company;

(b) the accuracy or completeness of any representations made by the Company; or

(c) the financial status of the Company.

3. We express no opinion as to any matter whatsoever relating to: (a) compliance with zoning, land use, building, health and safety, or environmental rules, regulations, laws, ordinances, or directives; (b) federal and state occupational safety and health laws and regulations; (c) federal and state antitrust and unfair competition laws and regulations; (d) federal and state securities laws and regulations except as expressly stated herein; (e) federal and state tax laws and regulations, except as expressly stated herein; (f) federal patent, copyright, and trademark laws, state trademark laws, similar laws, and regulations thereunder; or (g) federal and state pension, employee benefit and labor laws and regulations.

DISCLAIMER

The opinions herein expressed are specifically subject to and qualified by the following:

1. Regardless of the states in which members of this firm are licensed to practice, our opinions are limited to the laws of the State of Oregon and to applicable federal laws.

2. This opinion letter is provided to you as a legal opinion only and not as a guaranty or warranty of the matters discussed herein. Our opinions are limited to the matters expressly stated herein, and no other opinions may be implied or inferred.

MISCELLANEOUS

This opinion letter is rendered as of the date set forth above, and we disclaim any obligation to advise you of any changes in the circumstances, laws, or events that may occur after this date or to otherwise update this opinion letter.

This opinion letter is rendered solely for your benefit in connection with the Offering. No other person or entity shall be entitled to rely on any matter set forth herein without our express written consent.

Very truly yours,

FOSTER PEPPER TOOZE LLP

BYLAWS

OF

COLUMBIA COMMERCIAL BANCORP

ARTICLE 1.

SHAREHOLDER MEETINGS

Section 1.1 Annual Meeting. The annual meeting of the shareholders of Columbia Commercial Bancorp (the "Corporation") will be held on the third Wednesday in April of every year at the principal office of the Corporation or at such other time, date or place as may be determined by the Board of Directors. At such meeting the shareholders entitled to vote will elect a Board of Directors and transact such other business as may come before the meeting.

Section 1.2. Special Meetings. Special meetings of shareholders will be held at any time on call of the President, the Chief Executive Officer or the Board of Directors, or on demand in writing by not fewer than three shareholders of record holding in aggregate not less than one-third of all outstanding shares entitled to be cast on any matter proposed to be considered at the special meeting.

Section 1.3. Notice. Written notice stating the place, date and time of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, will be delivered not less than ten nor more than sixty days before the date of the meeting, either personally or by mail, by or at the direction of the President or the Secretary, to each shareholder of record entitled to vote at such meeting. If mailed, the notice will be deemed to be delivered when deposited in the United States mail addressed to the shareholder at the shareholder's address as it appears on the current shareholder records of the Corporation, with postage prepaid.

Section 1.4. Waiver of Notice. A shareholder may, at any time, waive any notice required by these Bylaws, the Articles of Incorporation or the Oregon Business Corporation Act. Except as otherwise provided by this Section 1.4, the waiver must be in writing, must be signed by the shareholder and must be delivered to the Corporation for inclusion in the minutes and filing in the corporate records. A shareholder's attendance at a meeting waives any objection to (a) lack of notice or defective notice, unless the shareholder objects at the beginning of the meeting to holding the meeting or transacting business at the meeting and (b) consideration of any matter at the meeting that is not within the purpose or purposes described in the notice of a special meeting, unless the shareholder objects to considering the matter when it is first presented.

Section 1.5. Voting. Except as otherwise provided in the Articles of Incorporation, each shareholder will be entitled to one vote, in person or by proxy, on each matter voted on at a shareholder's meeting for each share of stock outstanding in such shareholder's name on the records of the Corporation which is entitled to vote on such matter. Unless held as trustee or in another fiduciary capacity, shares may not be voted if held by another corporation in which the Corporation holds a majority of the shares entitled to vote for directors of such other corporation.

Section 1.6. Quorum; Vote Required. A majority of the shares entitled to vote on a matter, represented in person or by proxies, will constitute a quorum with respect to that matter at any meeting of the shareholders. If a quorum is present, action on a matter, other than the election of directors, is approved if the votes cast in favor of the action exceed the votes cast in opposition, unless the vote of a greater number is required by the Oregon Business Corporation Act or the Articles of Incorporation. Election of directors is governed by Section 2.1 of these Bylaws. Unless otherwise provided in the Articles of Incorporation, a majority of votes represented at a meeting of shareholders, whether or not a quorum, may adjourn the meeting to a different time, date, or place.

Section 1.7. Action Without Meeting. Any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a written consent, or consents, describing the action taken is signed by all of the shareholders entitled to vote on the action and is delivered to the Corporation for inclusion in the minutes and filing with the corporate records. The action is effective when the last shareholder signs the consent, unless the consent specifies an earlier effective date. A consent signed under this section has the effect of a meeting vote and may be described as such in any document. Unless a record date for determining the shareholders entitled to take action without a meeting is otherwise established, the record date for that purpose is the date the first shareholder signs the consent. If the Oregon Business Corporation Act requires that notice of a proposed action be given to non-voting shareholders and that the action is to be taken by unanimous consent of the shareholders, at least 10 days written notice of the proposed action will be given to non-voting shareholders before the action is taken.

ARTICLE 2.

BOARD OF DIRECTORS

Section 2.1. Number and Election of Directors. The Board of Directors will consist of not less than five (5) members and not more than (15) fifteen members. The number of directors will be established within this range from time to time by the Board of Directors. A decrease in the number of directors will not have the effect of shortening the term of any incumbent director. At each annual meeting, the shareholders shall elect directors by a plurality of the votes cast by the shares entitled to vote in the election. Each director will be elected to hold office until the next annual meeting of shareholders and until the election and qualification of a successor, subject to prior death, resignation or removal. Any shareholder who desires to nominate any person or persons to stand for election as a director shall notify the Secretary of the Corporation, not less than sixty (60) days prior to the meeting at which directors are to be elected, of the name, age, business and residence addresses, profession or occupation of, and number of shares of the Corporation's capital stock held by, such person or persons.

Section 2.2. Vacancies. Unless otherwise provided in the Articles of Incorporation, any vacancy occurring in the Board of Directors, including a vacancy resulting from an increase in the number of directors, may be filled by the Board of Directors or if the remaining directors do not constitute a quorum, by the affirmative vote of a majority of the remaining directors. A director elected to fill a vacancy will serve for the unexpired term of the director's predecessor in office, subject to prior death, resignation or removal.

Section 2.3. Annual Meeting. An annual meeting of the Board of Directors will be held without notice immediately after the adjournment of the annual meeting of the shareholders or at another time designated by the Board of Directors upon notice in the same manner as provided in Section 2.5. The annual meeting will be held at the principal office of the Corporation or at such other place as the Board of Directors may designate.

Section 2.4. Regular Meetings. The Board of Directors shall hold regular meetings on the third Tuesday of each month immediately prior to the regular meeting of the Board of Directors of Columbia Community Bank at the principal office of the Corporation, or at such other time and place as the Board of Directors may designate. Regular meetings may be held without notice of the date, time, place or purpose of the meeting.

Section 2.5. Special Meetings. Special meetings of the Board of Directors may be called by the President, the Chief Executive Officer or any member of the Board of Directors. Notice of each special meeting will be given to each director, either by oral or in written notification actually received not less than

24 hours prior to the meeting or by written notice mailed by deposit in the United States mail, first class postage prepaid, addressed to the director at the director's address appearing on the records of the Corporation not less than 72 hours prior to the meeting. Special meetings of the directors may also be held at any time when all members of the Board of Directors are present and consent to a special meeting. Special meetings of the directors will be held at the principal office of the Corporation or at any other place designated by a majority of the Board of Directors.

Section 2.6. Telephonic Meetings. The Board of Directors may permit directors to participate in a meeting by any means of communication by which all of the persons participating in the meeting can hear each other at the same time. Participation in such a meeting will constitute presence in person at the meeting.

Section 2.7. Waiver of Notice. A director may, at any time, waive any notice required by these Bylaws, the Articles of Incorporation or the Oregon Business Corporation Act. Except as otherwise provided in this Section 2.7, the waiver must be in writing, must be signed by the director, must specify the meeting for which notice is waived, and must be delivered to the Corporation for inclusion in the minutes and filing in the corporate records. A director's attendance at a meeting waives any required notice, unless the director at the beginning of the meeting or promptly upon the director's arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to any action taken at the meeting.

Section 2.8. Quorum. A majority of the number of directors that has been established by the Board of Directors pursuant to Section 2.1 of these Bylaws will constitute a quorum for the transaction of business.

Section 2.9. Voting. The act of the majority of the directors present at a meeting at which a quorum is present will for all purposes constitute the act of the Board of Directors, unless otherwise provided by the Articles of Incorporation or these Bylaws.

Section 2.10. Action Without Meeting. Unless otherwise provided by the Articles of Incorporation, any action required or permitted to be taken at a Board of Directors meeting may be taken without a meeting if a written consent, or consents, describing the action taken is signed by each director and included in the minutes and filed with the corporate records. The action is effective when the last director signs the consent, unless the consent specifies an earlier effective date. A consent signed under this section has the effect of an act of the Board of Directors at a meeting and may be described as such in any document.

Section 2.11. Removal of Directors. Unless otherwise provided by the Articles of Incorporation, the shareholders, at any meeting of the shareholders called expressly for that purpose, may remove any director from office, with or without cause.

Section 2.12. Powers of Directors. The Board of Directors will have the sole responsibility for the management of the business of the Corporation. In the management and control of the property, business and affairs of the Corporation, the Board of Directors is vested with all of the powers possessed by the Corporation itself, so far as this delegation of power is not inconsistent with the Oregon Business Corporation Act, the Articles of Incorporation, or these Bylaws. The Board of Directors will have the power to determine what amount constitutes net earnings of the Corporation, what amount will be reserved for working capital and for any other purpose, and what amount, if any, will be declared as dividends. Such determinations by the Board of Directors will be final and conclusive except as otherwise expressly provided by the Oregon Business Corporation Act or the Articles of Incorporation. The Board of Directors may designate one or more officers of the Corporation who will have the power to sign all deeds, leases, contracts, mortgages, deeds of trust and other instruments and documents executed by and binding upon the Corporation. In the absence of a designation of any other officer or officers, the Chief Executive Officer is so designated.

Section 2.13. Committees. Unless the Articles of Incorporation provide otherwise, a majority of the Board of Directors may designate from among its members an Executive Committee and any number of other committees. Each committee must consist of two or more directors and will have such powers and will perform such duties as may be delegated and assigned to the committee by the Board of Directors. No committee will have the authority of the Board of Directors with respect to (a) approving dividends or other distributions to shareholders, (b) amending the Articles of Incorporation, (c) adopting a plan of merger or consolidation, (d) recommending to the shareholders the sale, lease, exchange, or other disposition of all or substantially all the property and assets of the Corporation other than in the usual and regular course of its business, (e) recommending to the shareholders a voluntary dissolution of the Corporation or a revocation thereof, (f) approving or proposing to shareholders other actions required to be approved by the shareholders, (g) authorizing or approving any reacquisition of shares of the Corporation, (h) authorizing or approving the issuance, sale or contract for sale of shares of the Corporation's stock except either pursuant to a stock option or other stock compensation plan or where the Board of Directors has determined the maximum number of shares and has expressly delegated this authority to the committee, (i) determining the designation and relative rights, preferences and limitations of a class or series of shares, unless the Board of Directors has determined a maximum number of shares and expressly delegated this authority to the committee, (j) adopting, amending or repealing Bylaws for the Corporation, or (k) filling vacancies on the Board of Directors or on any of its committees or (l) taking any other action which the Oregon Business Corporation Act prohibits a committee of a board of directors to take. The provisions of Sections 2.4, 2.5, 2.6, 2.7, 2.8, 2.9, and 2.10 of the Bylaws will also apply to all committees of the Board of Directors. Each committee will keep written records of its activities and proceedings. All actions by committees will be reported to the Board of Directors at the next meeting following the action and the Board of Directors may ratify, revise or alter such action, provided that no rights or acts of third parties will be affected by any such revision or alteration.

Section 2.14. Chairman of the Board. The Board of Directors may elect one of its members to be Chairman of the Board of Directors. The Chairman will advise and consult with the Board of Directors and the officers of the Corporation as to the determination of policies of the Corporation, will preside at all meetings of the Board of Directors and of the shareholders, and will perform such other functions and responsibilities as the Board of Directors may designate from time to time. At the request of the Chairman of the Board of Directors or in the Chairman's absence, the Vice-Chairman, the Chief Executive Officer, or the President (if the President is a director), will preside at meetings of the Board of Directors and at meetings of the shareholders.

Section 2.15. Vice-Chairman. The Board of Directors may elect one of its members to be Vice-Chairman of the Board of Directors. The Vice-Chairman will advise and consult with the Board of Directors and the officers of the Corporation as to the determination of policies of the Corporation, will preside at all meetings of the Board of Directors and of the shareholders at which the Chairman is absent, and will perform such other functions and responsibilities as the Board of Directors may designate from time to time.

Section 2.16. Directors Emeritus. The Board of Directors may appoint one or more individuals who have previously served on the Board of Directors to serve as Director Emeritus until the next annual meeting of shareholders, provided that not more than three Directors Emeritus shall serve at any one time. Directors Emeritus shall not vote on any matter coming before the Board of Directors, and their number shall not be considered in determining a quorum.

ARTICLE 3.

OFFICERS

Section 3.1. Composition. The officers of the Corporation will consist of at least a Chief Executive Officer, who shall also be a director, a President, who may also be the Chief Executive Officer, at least one Vice President, and a Treasurer or Secretary, each of whom will be elected by the Board of Directors at the annual meeting of the Board of Directors or at any regular meeting of the Board of Directors or at any special meeting called for that purpose. Other officers and assistant officers and agents may be elected or appointed by or in the manner directed by the Board of Directors as the Board of Directors may deem necessary or appropriate. Any vacancies occurring in any office of the Corporation may be filled by election or appointment by the Board of Directors at any regular meeting or any special meeting called for that purpose. Each officer will hold his or her office until the next annual meeting of the Board of Directors and until the election and qualification of a successor in such office, subject to prior death, resignation or removal.

Section 3.2. Chief Executive Officer. The Board of Directors shall designate one of the directors of the Corporation to serve as its Chief Executive Officer. The Chief Executive Officer will be responsible for implementing the policies and goals of the Corporation as stated by the Board of Directors and will have general supervisory responsibility and authority over the property, business and affairs of the Corporation. Unless otherwise provided by the Board of Directors, the Chief Executive Officer will have the authority to hire and dismiss employees and agents of the Corporation and to take such other actions as the Chief Executive Officer deems to be necessary or appropriate to implement the policies, goals and directions of the Board of Directors. The Chief Executive Officer may sign any documents and instruments of the Corporation which require the signature of the President under the Oregon Business Corporation Act, the Articles of Incorporation or these Bylaws.

Section 3.3. President. The President will have all the responsibilities and authority as may be delegated to the President by the Chief Executive Officer or prescribed by the Board of Directors. The President may sign any documents and instruments of the Corporation which require the signature of the President under the Oregon Business Corporation Act, the Articles of Incorporation or these Bylaws. Upon the death, resignation or removal of the President, the Board of Directors may appoint a Vice President or another person to serve as an "acting" or "interim" President to serve as such until the position is filled by action of the Board of Directors. Unless otherwise provided by the Board of Directors, an "acting" or "interim" President will have all responsibilities and authority of the President.

Section 3.4. Vice President. A Vice President will have such responsibilities and authority as may be prescribed by the Board of Directors or as may be delegated by the Chief Executive Officer or the President to such Vice President. If at any time there is more than one Vice President, the Board of Directors may designate the order of seniority or the areas of responsibility of such Vice Presidents. A Vice President (or if more than one, the Vice Presidents in order of seniority by designation or order of appointment) will have all of the powers and perform all of the duties of the President during the absence or disability of the President.

Section 3.5. Secretary. The Secretary, or such other officer as may be designated by the Board of Directors, will keep the minutes and records of all the meetings of the shareholders and directors and of all other official business of the Corporation. The Secretary will give notice of meetings to the shareholders and directors and will perform such other duties as may be prescribed by the Board of Directors.

Section 3.6. Treasurer. The Treasurer will receive all moneys and funds of the Corporation and deposit such moneys and funds in the name of and for the account of the Corporation with one or more banks designated by the Board of Directors or in such other short-term investment vehicles as may from time to time be designated or approved by the Board of Directors. The Treasurer will keep accurate books of account and will make reports of financial transactions of the Corporation to the Board of Directors, and will perform such other duties as may be prescribed by the Board of Directors. The duties of the office of Treasurer may rest in the Chief Executive Officer or the President. If the Board of Directors elects a Vice President of Finance or a Chief Financial Officer, the duties of the office of Treasurer may rest in that officer.

Section 3.7. Removal. The directors, at any regular meeting or any special meeting called for that purpose, may remove any officer from office with or without cause; provided, however, that no removal will impair the contract rights, if any, of the officer removed or of the Corporation or of any other person or entity.

ARTICLE 4.

STOCK AND OTHER SECURITIES

Section 4.1. Certificates. All stock and other securities of the Corporation will be represented by certificates which will be signed by the President or a Vice President and the Secretary or an Assistant Secretary of the Corporation, and which may be sealed with the seal of the Corporation or a facsimile thereof.

Section 4.2. Transfer Agent and Registrar. The Board of Directors may from time to time appoint one or more Transfer Agents and one or more Registrars for the stock and other securities of the Corporation.

The signatures of the President or a Vice President and the Secretary or an Assistant Secretary upon a certificate may be facsimiles if the certificate is manually signed by a Transfer Agent, or registered by a Registrar.

Section 4.3. Transfer. Title to a certificate and to the interest in the Corporation represented by that certificate can be transferred only (a) by delivery of the certificate endorsed by the person designated by the certificate to be the owner of the interest represented thereby either in blank or to a specified person or (b) by delivery of the certificate and a separate document containing a written assignment of the certificate or a power of attorney to sell, assign or transfer the same, signed by the person designated by the certificate to be the owner of the interest represented thereby either in blank or to a specified person.

Section 4.4. Limitation on Number of Shareholders. the Corporation shall at all times limit the number of shareholders of record to fewer than 500, and shall not recognize or register on its stock transfer ledger any purported transfer that would cause the Corporation to have 500 or more shareholders of record. Each stock certificate issued by the Corporation shall bear a legend to that effect in substantially the following form:

> "Transfer of the shares represented by this certificate is subject to a limitation on the total number of shareholders of record as set forth in the bylaws of the issuer. Any transfer of shares that would violate such limitation without the prior written approval of the Board of Directors is void and will not be registered in the stock transfer records of the issuer. A copy of the relevant provisions of the bylaws is available at the principal office of the issuer."

Section 4.5. Necessity for Registration. Prior to presentment for registration upon the transfer books of the Corporation of a transfer of stock or other securities of the Corporation, the Corporation or its agent for purposes of registering transfers of its securities may treat the registered owner of the security as the person exclusively entitled to vote the securities; to receive any notices to shareholders; to receive payment of any interest on a security, or of any ordinary, extraordinary, partial liquidating, final liquidating, or other dividend, or of any other distribution, whether paid in cash or in securities or in any other form; and otherwise to exercise or enjoy any or all of the rights and powers of an owner.

Section 4.6. Fixing Record Date. The Board of Directors may fix in advance a date as record date for the purpose of determining the registered owners of stock or other securities (a) entitled to notice of or to vote at any meeting of the shareholders or any adjournment thereof; (b) entitled to receive payment of any interest on a security, or of any ordinary, extraordinary, partial liquidating, final liquidating, or other dividend, or of any other distribution; whether paid in cash or in securities or in any other form; or (c) entitled to otherwise exercise or enjoy any or all of the rights and powers of an owner, or in order to make a determination of registered owners for any other proper purpose. The record date will be not more than 60 days and, in the case of a meeting of shareholders, not less than 10 days before the date on which the particular action which requires such determination of registered owners is to be taken.

Section 4.7. Record Date for Adjourned Meeting. A determination of shareholders entitled to notice of or to vote at a meeting of the shareholders is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date.

Section 4.8. Lost Certificates. In case of the loss or destruction of a certificate of stock or other security of the Corporation, a duplicate certificate may be issued in its place upon such conditions as the Board of Directors may prescribe.

Section 4.9 Fractional Shares. In the event of any distribution of shares of capital stock of the Corporation, no fractional shares shall be issued, and cash shall be paid in lieu thereof.

ARTICLE 5.

CORPORATE SEAL

If the Corporation has a corporate seal, its size and style is shown by the impression below:

ARTICLE 6.

AMENDMENTS

Unless otherwise provided in the Articles of Incorporation, the Bylaws of the Corporation may be amended or repealed by the Board of Directors, subject to amendment or repeal by action of the shareholders, at any regular meeting or at any special meeting called for that purpose, provided notice of the proposed change is given in the notice of the special meeting or notice thereof is waived in writing.

ARTICLE 7.

SEVERABILITY

If any provision of these Bylaws is found, in any action, suit or proceeding, to be invalid or ineffective, the validity and the effect of the remaining provisions will not be affected.

Adopted by action of the Board of Directors of Columbia Commercial Bancorp as of 2/19/, 2002.

_______________________, Secretary

ACKNOWLEDGMENT OF SHARES PURCHASED

COLUMBIA COMMERCIAL BANCORP
Incorporated Under the Laws of the State of Oregon

This acknowledges that ______________________ has purchased ____ shares of Common Stock, no par value, of Columbia Commercial Bancorp (the "Issuer"), which are registered on the stock transfer records of the Issuer as held of record by:

____
(exact name in which shares are registered)

These shares are not represented by a certificate.

Transfer Restriction:

Transfer of the shares of the Issuer is subject to a limitation on the total number of shareholders of record as set forth in the bylaws of the Issuer. Any transfer of shares that would violate such limitation without the prior written approval of the Board of Directors is void and will not be registered in the stock transfer records of the Issuer. A copy of the relevant provision of the bylaws is available at the principal office of the Issuer.

The Issuer will furnish to the registered owner, on written request without charge, a full statement of the designations, relative rights, preferences, and limitations applicable to each class authorized to be issued by the Issuer, the variations in rights, preferences and limitations determined for each series, and the authority of the board of directors to determine variations for future series.

Witness the signatures of the duly authorized officers of the Issuer this ____ day of _____________, 200__.

______________________________ ______________________________
Rick A. Roby, President Randy Blake, Secretary

APPLICATION FOR SUBSCRIPTION OF COMMON STOCK

COLUMBIA COMMERCIAL BANCORP

(Page 1 of 1)

APPLICATIONS FOR SUBSCRIPTIONS MUST BE RECEIVED NOT LATER THAN 5:00 P.M. LOCAL TIME ON _________, 2004.*

I, the undersigning subscribe, hereby subscribe for and agree to purchase the number of shares of common stock of COLUMBIA COMMERCIAL BANCORP (herein referred to as the "Company") for the aggregate purchase price set forth on page two hereof. The Company is a corporation organized under Oregon law for the purpose of serving as a holding company for Columbia Community Bank, an Oregon state chartered bank (the "Bank"). I understand that the purchase price of each share of common stock is $20.00. I understand that unless I am an existing shareholder or employee of the Company or the Bank that I must subscribe for a minimum of 1,000 shares and that the maximum number of shares I may beneficially own is 23,639, which is 5% of the shares outstanding prior to this offering (unless an exception to the minimum or maximum is otherwise authorized by the Company's Board of Directors).

I understand that there is no minimum for this offering and the Company will have access to any funds that they have accepted at any time.

I attest and acknowledge that I have received an Offering and that I am not relying upon any information other than as set forth in the Offering Circular. I further attest and acknowledge that I have the requisite authority and capacity to execute this Agreement. I further understand and acknowledge that this subscription is for an equity investment in the Company; that this investment is not protected by any deposit insurance; and that this investment involves risk, including the possible loss of principal.

I understand and agree that this Subscription Agreement will be irrevocable during the term of this offering. I understand that the Company's board of director may terminate the offering early or may extend the term of the offering for up to two additional 30-day periods after the expiration date listed in the Offering Circular.

I understand and acknowledge that the Board of Directors reserves the right to reject any subscription, in its sole discretion, in whole or in part, for any reason whatsoever.

PLEASE COMPLETE REVERSE SIDE OF THIS AGREEMENT
and return with full payment of subscription amount to:
Columbia Commercial Bancorp
314 East Main Street
Hillsboro, OR 97123
(503) 693-7500

SUBSCRIPTION AGREEMENT
COLUMBIA COMMERCIAL BANCORP
(Page 2 of 2)

Number of Shares ________ @ $20.00 per share = ___________________

The capital stock, when issued, will be registered as follows (***see instructions below***):

____

Address:

____

____

Telephone: ______________________

State of Residence:________________

Taxpayer I.D. (SSN)#______________

____
Subscriber's Signature

____
Joint Subscriber's Signature

____
Printed Name

____
Printed Name

If Subscriber is an entity, indicate capacity of person signing:

____

Date:__________________________

We will hold payment for your subscription in a segregated account until we have accepted or rejected the subscription, in whole or in part. If your subscription is accepted, you will receive by return mail a copy of this Agreement signed by a Columbia Commercial Bancorp representative. As soon as administratively possible after the closing of the offering, you will receive a stock certificate for the shares purchased in this offering. Please note that we have the discretion to accept your subscription in full, to accept only a portion of your subscription, or to reject your subscription entire/y. If only a portion of your subscription is accepted you will receive a stock certificate number of shares issued and a refund for the balance of your purchase price.

COMPANY USE ONLY

The foregoing Application for Subscription of Common Stock is accepted for Columbia Commercial Bancorp.

Total Accepted Subscription Amount $___________________ (_____________ shares)

Subscription # _________________________ By:__________________________________

Date:________________________________ Its __________________________________

INSTRUCTIONS FOR DELIVERY OF SUBSCRIPTION AND PAYMENT
COLUMBIA COMMERCIAL BANCORP

COMPLETING THE SUBSCRIPTION AGREEMENT:

1. The Offering calls for a minimum purchase of ONE THOUSAND (1,000) shares ($20,000), unless you are an existing shareholder or employee of the Company or the Bank.

2. When indicating how the stock should be registered, please, BY PRINTING CLEARLY, enter full name(s) and, if the name(s) are not those of individual(s), indicate the full legal name and type of organization involved (e.g., corporation, partnership, or trust). For qualified retirement plans, provide exact wording for ownership registration. For joint ownership, or transfers to minors, or for self-directed retirement plans, use the abbreviations and instructions set forth below:

   A. COM PRO -- Community Property (Note: Stock held as community property can be registered as "John Doe as COM PRO" and requires only one signature.)

   B. TEN COM -- Tenants in Common

   C. JT TEN -- Joint Tenants with Right of Survivorship

   D. Trustee Ownership should be registered as "John Doe, as Trustee of (Name of Trustor)".

   E. Custodian under Uniform Gifts to Minors Act should be registered as "(Custodian's Name) for (Minor's Name) under UGMA of (State)".

   F. SELF-DIRECTED RETIREMENT PLAN—Submit this Subscription Agreement to the plan trustee or custodian for execution. For further assistance please feel free to contact the Company. As always, consult your individual tax or legal advisor as to the specifics of your situation.

A stock certificate will be issued in the exact manner in which the Subscription Agreement is completed.

3. Payment of the subscription amount may be made by check, draft or money order payable to Columbia Commercial Bancorp.

4. Mail your Subscription Agreement and payment to Columbia Commercial Bancorp, 314 E. Main St., P.O. Box 725, Hillsboro, Oregon 97123-0725. If you prefer, you may deliver your Subscription Agreement and payment, during business hours (8:30 a.m. to 5:00 p.m.), to Columbia Commercial Bancorp, at the address noted above.

APPLICATION FOR SUBSCRIPTION OF COMMON STOCK

COLUMBIA COMMERCIAL BANCORP
314 East Main Street
Hillsboro, OR 97123

(Page 1 of 2)

APPLICATIONS FOR SUBSCRIPTIONS MUST BE RECEIVED NOT LATER THAN 5:00 P.M. LOCAL TIME ON __________, 2004.*

I, the undersigning subscriber, hereby subscribe for and agree to purchase the number of shares of common stock of COLUMBIA COMMERCIAL BANCORP (herein referred to as the "Company") for the aggregate purchase price set forth on page two hereof. The Company is a corporation organized under Oregon law for the purpose of serving as a holding company for Columbia Community Bank, an Oregon state chartered bank (the "Bank"). I understand that the purchase price of each share of common stock is $20.00. I understand that unless I am an existing shareholder or employee of the Company or the Bank that I must subscribe for a minimum of 1,000 shares and that the maximum number of shares I may beneficially own is 23,639, which is 5% of the shares outstanding prior to this offering (unless an exception to the minimum or maximum is otherwise authorized by the Company's Board of Directors).

I understand that there is no minimum for this offering and the Company will have access to any funds that they have accepted at any time.

I attest and acknowledge that I have received an Offering Circular and that I am not relying upon any information other than as set forth in the Offering Circular. I further attest and acknowledge that I have the requisite authority and capacity to execute this Agreement. I further understand and acknowledge that this subscription is for an equity investment in the Company; that this investment is not protected by any deposit insurance; and that this investment involves risk, including the possible loss of principal.

I understand and agree that this Subscription Agreement will be irrevocable during the term of this offering. I understand that the Company's board of director may terminate the offering early or extend the term of the offering for up to two additional 30-day periods after the expiration date listed in the Offering Circular.

I understand and acknowledge that the Board of Directors reserves the right to reject any subscription, in its sole discretion, in whole or in part, for any reason whatsoever.

PLEASE COMPLETE REVERSE SIDE OF THIS AGREEMENT
Retain the last copy for your records
and return the top three (3) copies to:
Marge Sitzmann
D.A. Davidson & Co.
8 Third Street North
Great Falls, MT 59401
406-791-7319 office, 406-791-7357 fax

INSTRUCTIONS FOR DELIVERY OF SUBSCRIPTION AND PAYMENT

(Page 2 of 2)

Number of Shares ______________________ @ $20.00 per share = $______________________

Date: ______________________

____
Print Account Title / Name

State of Residence/Domicile: ______________________

____
Print Account Title / Joint Name

Taxpayer ID #: ______________________

Address: ______________________

X______________________
Authorized Signature

____
(title if applicable)

X______________________
Authorized Joint Signature

____
(title if applicable)

PLEASE CHECK ONE OF THE FOLLOWING:

( ) I have an account with D.A. Davidson & Co. (Act #:____________)(AE name & #:______________(________)

Unless you instruct your broker otherwise, your subscription amount will be deducted from the D.A. Davidson & Co. account indicated above. If you wish to have funds transferred from another source, please include with this Subscription Agreement those instructions.

( ) I do not have an existing account with D.A. Davidson & Co. and do not wish to open an account:

Please make your check payable to *Columbia Commercial Bancorp* and send your check, together with a signed Subscription Agreement to:

Marge Sitzmann
D.A. Davidson & Co.
8 Third Street North
Great Falls, MT 59401

Name as it should appear on stock certificate (printed):

____

____

The proceeds of your subscription will he delivered to Columbia Commercial Bancorp to he held until it is accepted or rejected. If your subscription is accepted, you will receive by return mail a copy of this Agreement signed by a Columbia Commercial Bancorp representative. As soon as administratively possible after the closing of the offering, each shareholder will receive confirmation from Columbia Commercial Bancorp of the number of shares beneficially owned. Shares sold through D.A. Davidson & Co. will be held of record in its name. Please note that Columbia Commercial Bancorp has the discretion to accept your subscription in full, to accept only a portion of your subscription, or to reject your subscription entire/y. If only a portion of your subscription is accepted you will receive an acknowledgement for the number of shares issued and a refund for the balance of your purchase price.

The foregoing Application for Subscription of Common Stock is accepted for Columbia Commercial Bancorp.

Total Accepted Subscription Amount $______________ **(**__________ **shares)**

Subscription # ______________ **By** ______________________

Date:______________ **Its** ______________________

REVOLVING CREDIT AGREEMENT

This Revolving Credit Agreement (the **"Agreement"**) is made and entered into as of the date set forth below by and between the undersigned borrower (the **"Borrower"**) and U.S. Bank, N.A. (the **"Bank"**).

ARTICLE I DEFINITIONS

1.1 **Definitions**. Except as otherwise provided, all accounting terms will be construed in accordance with generally accepted accounting principles consistently applied and consistent with those applied in the preparation of the financial statements referred to in paragraph 4.14, and financial data submitted pursuant to this Agreement will be prepared in accordance with such principles. As used herein:

(a) "**Assets**" means the sum of all assets including Loan Loss Reserves of the Subsidiary Bank determined in accordance with generally accepted accounting principles applicable to banks, consistently applied.

(b) **"Adjusted Assets"** means the sum of all assets excluding Loan Loss Reserve and intangibles of the Subsidiary Bank determined in accordance with generally accepted accounting principles applicable to banks, consistently applied.

(c) "**Loan Loss Reserves**" means the loan loss reserves of the Subsidiary Bank as reported in the most recent call reports of the Subsidiary Bank.

(d) **"Debt Service Coverage Ratio"** means (b) "Debt Service Coverage Ratio" means, for any period of determination, the ratio of (i) the consolidated net income of the Borrower and its Subsidiaries, plus goodwill amortization expense of the Borrower and its Subsidiaries, plus interest expense of the Borrower, minus cash dividends of the Borrower; to (ii) interest expense of the Borrower, plus all required principal payments in respect of the indebtedness of the Borrower, and in each case as calculated in accordance with generally accepted accounting principles.

(e) "<u>Nonperforming Loans</u>" means the sum of (i) those loans 90 days or more past due (either principal or interest) and (ii) those loans classified as "non-accrual" or "renegotiated" as reported in the most recent call reports of the Subsidiary Bank less the portion of (i) and (ii) guaranteed by the U.S. Small Business Administration.

(f) "<u>Other Real Estate</u>" means the value of all real estate owned by the Subsidiary Bank and (i) classified as such by the examiners of any Regulatory Authority as reported in the most recent examination reports of the Subsidiary Bank or (ii) listed as such in the most recent report to any Regulatory Authority, whichever is most current.

(g) "<u>Primary Capital</u>" means the sum of Total Tangible Equity and Loan Loss Reserves.

(h) "<u>Regulatory Authority</u>" means any state, federal or other authority, agency or instrumentality including, without limitation, the Comptroller of the Currency, Federal Deposit Insurance Corporation, Federal Reserve Board and Office of Thrift Supervision, responsible for examination and oversight of the Borrower or any Subsidiary.

(i) **"<u>Regulatory Capital</u>"** means (i) Tier 1 leverage, (ii) Tier 1 risk-based and (iii) total risk-based capital, each as defined in the applicable regulations.

(j) "**<u>Subsidiary" or "Subsidiaries</u>**" means the Subsidiary Bank and any entity of which the Borrower owns, directly or through another Subsidiary, at the date of determination, more than 50% of the outstanding stock having ordinary voting power for the election of directors, irrespective of whether or not at such time stock of any other class or classes might have voting power by reason of the happening of any contingency.

(k) "**<u>Subsidiary Bank" or "Subsidiary Banks</u>**" means, whether one or more, now owned or subsequently acquired Columbia Community Bank.

(l) "<u>Total Loans</u>" means the aggregate outstanding principal amount of all loans shown as Assets of the Subsidiary Bank as reported in the most recent call reports of the Subsidiary Bank.

(m) "<u>Total Tangible Equity</u>" means the total amount of the capital stock, surplus and undivided profits accounts less intangibles, all of which will be determined in accordance with generally accepted accounting principles applicable to banks, consistently applied.

ARTICLE II LOANS

2.1 Revolving Credit Facility. From time to time prior to 03/31/09 or the earlier termination hereof pursuant to Article VI, the Borrower may borrow from the Bank up to the aggregate principal amount outstanding at any one time of up to $1,500,000.00. All revolving loans hereunder will be evidenced by a single promissory note of the Borrower payable to the order of the Bank in the principal amount of $1,500,000.00 (the "**Note**"). Although the Note will be expressed to be payable in the amount of $1,500,000.00, the Borrower will be obligated to pay only the amount of loans actually disbursed hereunder, together with accrued interest on the outstanding balance at the rates and on the dates specified therein and such other charges provided for herein.

The Loan Amount will be automatically reduced by $150,000.00 beginning June 15, 2007 and continuing on the same date of each twelfth month thereafter until the Maturity Date, when the remaining principal balance and interest, if any, will be due. On any date that the outstanding principal balance on the Note exceeds the then Available Loan Amount, the Borrower shall immediately, without request, make a payment to reduce the principal balance of the Note to the Available Loan Amount.

2.2 Advances and Paying Procedure. The Bank is authorized and directed to credit any of the Borrower's accounts with the Bank (or to the account the Borrower designates in writing) for all loans made hereunder, and the Bank is authorized to debit such account or any other account of the Borrower with the Bank for the amount of any principal or interest due under the Note or other amounts due hereunder on the due date with respect thereto.

2.3 Closing Fee. The Borrower will pay a one-time closing fee of $3,750.00 contemporaneously with execution of this Agreement.

ARTICLE III CONDITIONS TO BORROWING

3.1 Conditions to Borrowing. The Bank will not be obligated to make (or continue to make) advances hereunder unless (i) the Bank has received executed originals of the Note and all other documents or agreements applicable to the loans described herein, including but not limited to the documents specified in Article V (collectively with this Agreement the "**Loan Documents**"), in form and content satisfactory to the Bank; (ii) the Bank has received confirmation satisfactory to it that the Bank has a properly perfected security interest, mortgage or lien, with the proper priority; (iii) the Bank has received certified copy of a resolution or authorization in form and content satisfactory to the Bank authorizing the loan and all acts contemplated by this Agreement and all related documents, and confirmation of proper authorization of all guaranties and other acts of third parties contemplated hereunder; (v) if required by the Bank, the Bank has been provided with an opinion of the Borrower's counsel in form and content satisfactory to the Bank confirming the matters outlined in Section 4.2 and such other matters as the Bank requests; (vi) no default exists under this Agreement or under any other Loan Documents, or under any other agreements by and between the Borrower and the Bank; and (vii) all proceedings taken in connection with the transactions contemplated by this Agreement and all instruments, authorizations and other documents applicable thereto, will be satisfactory to the Bank and its counsel.

3.2 **Security**. The loans provided for hereunder will be secured by all of the common and preferred stock of each Subsidiary Bank now owned or hereafter acquired by the Borrower, except directors qualifying shares, if any ("**Director Shares**").

ARTICLE IV. WARRANTIES AND COVENANTS

During the term of this Agreement, and while any part of the credit granted the Borrower is available or any obligations under any of the Loan Documents are unpaid or outstanding, the Borrower warrants and agrees as follows:

4.1 **Accuracy of Information**. All information, certificate or statements given to the Bank pursuant to this Agreement and the other Loan Documents will be true and complete when given.

4.2 **Organization and Authority**. This Agreement and the other Loan Documents are the legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their terms The execution, delivery and performance of this Agreement and the other Loan Documents (i) are within the Borrower's power; (ii) have been duly authorized by proper corporate action; (iii) do not require the approval of any Regulatory Authority or other governmental agency; and (iv) will not violate any law, agreement or restriction by which the Borrower is bound. The Borrower is a validly existing corporation in good standing under the laws of its state of organization, and has all requisite power and authority, corporate or otherwise, and possesses all licenses necessary, to conduct its business and own its properties.

4.3 **Subsidiaries**.

(a) The Borrower has Subsidiaries consisting of the Subsidiary Bank, Columbia Community Bank.

(b) Columbia Community Bank (i) has issued an outstanding 470,904 shares of common stock, par value $ per share, which are duly authorized, validly issued, fully paid and non-assessable, of which the Borrower owns 470,904 shares, free and clear of any liens, charges, encumbrances, rights of redemption, preemptive rights or rights of first refusal of any kind or nature whatsoever, except liens in favor of the Bank; and (ii) has no shares of capital stock (common or preferred), or securities or other obligations convertible into any of the foregoing, authorized or outstanding and has no outstanding offers, subscriptions, warrants, rights or other agreements or commitments obligating it to issue or sell any of the foregoing.

4.4 **<u>Litigation and Compliance with Laws</u>**. The Borrower and the Subsidiaries have complied in all material respects with and will continue to comply with all applicable federal and state laws and regulations: (i) that regulate or are concerned in any way with its or their banking and trust business, including without limitation those laws and regulations relating to the investment of funds, lending of money, collection of interest, extension of credit, and location and operation of banking facilities; or (ii) otherwise relate to or affect the business or assets of Borrower or any of the Subsidiaries or the assets owned, used or occupied by them. Except to the extent previously disclosed to Bank, there are no claims, actions, suits, or proceedings pending, or to the best knowledge of Borrower, threatened or contemplated against or affecting Borrower or any of the Subsidiaries, at law or in equity, or before any Regulatory Authority, or before any arbitrator or arbitration panel, whether by contract or otherwise, and there is no decree, judgment or order of any kind in existence against or restraining Borrower or any of the Subsidiaries, or any of their officers, employees or directors, from taking any action of any kind in connection with the business of Borrower or any of the Subsidiaries. Except to the extent previously disclosed to the Bank, neither Borrower nor any of the Subsidiaries has (i) received from any Regulatory Authority any criticisms, recommendations or suggestions of a material nature, and Borrower has no reason to believe that any such is contemplated, concerning the capital structure of any of the Subsidiaries, loan policies or portfolio, or other banking and business practices of any of the Subsidiaries that have not been resolved to the satisfaction of such Regulatory Authorities or (ii) entered into any memorandum of understanding or similar arrangement with any Regulatory Authority relating to any unsound or unsafe banking practice or conduct or any violation of law respecting the operations of the Borrower or the operations of any of the Subsidiaries.

4.5 **F.D.I.C. Insurance**. Each Subsidiary Bank is insured as to deposits by the Federal Deposit Insurance Corporation and no act has occurred which could adversely affect the status of any Subsidiary Bank as an insured bank.

4.6 **Corporate Existence; Business Activities; Assets**. The Borrower will and will cause each Subsidiary to (i) preserve its corporate existence, rights and franchises; (ii) not make any material change in the nature or manner of its business activities; (iii) not liquidate, dissolve, merge or consolidate with or into another entity or change its form of organization; and (iv) not sell, lease, transfer or otherwise dispose of all or substantially all of its assets.

4.7 **Use of Proceeds; Margin Stock; Speculation**. Advances by the Bank hereunder will be used by the Borrower:

(i) for general corporate purposes;

(ii) to inject capital into one or more existing Subsidiary Banks;

The Borrower will not use any of the loan proceeds to purchase or carry "margin" stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System). No part of any of the proceeds will be used for speculative investment purposes, including, without limitation, speculating or hedging in the commodities and/or futures market.

4.8 **Environmental Matters**. Except as disclosed in a written schedule attached to this Agreement (if no schedule is attached, there are no exceptions), there exists no uncorrected violation by the Borrower of any federal, state or local laws (including statutes, regulations, ordinances or other governmental restrictions and requirements) relating to the discharge of air pollutants, water pollutants or process waste water or otherwise relating to the environment or Hazardous Substances as hereinafter defined, whether such laws currently exist or are enacted in the future (collectively **"Environmental Laws"**). The term **"Hazardous Substances"** will mean any hazardous or toxic wastes, chemicals or other substances, the generation, possession or existence of which is prohibited or governed by any Environmental Laws. The Borrower is not subject to any judgment, decree, order or citation, or a party to (or threatened with) any litigation or administrative proceeding, which asserts that the Borrower (i) has violated any Environmental Laws; (ii) is required to clean up, remove or take remedial or other action with respect to any Hazardous Substances (collectively **"Remedial Action"**); or (iii) is required to pay all or a portion of the cost of any Remedial Action, as a potentially responsible party. Except as disclosed on the Borrower's environmental questionnaire provided to the Bank, there are not now, nor to the Borrower's knowledge after reasonable investigation have there ever been, any Hazardous Substances (or tanks or other facilities for the storage of Hazardous Substances) stored, deposited, recycled or disposed of on, under or at any real estate owned or occupied by the Borrower during the periods that the Borrower owned or occupied such real estate, which if present on the real estate or in soils or ground water, could require Remedial Action. To the Borrower's knowledge, there are no proposed or pending changes in Environmental Laws which would adversely affect the Borrower or its business, and there are no conditions existing currently or likely to exist while the Loan Documents are in effect which would subject the Borrower to Remedial Action or other liability. The Borrower currently complies with and will continue to timely comply with all applicable Environmental Laws; and will provide the Bank, immediately upon receipt, copies of any correspondence, notice, complaint, order or other document from any source asserting or alleging any circumstance or condition which requires or may require a financial contribution by the Borrower or Remedial Action or other response by or on the part of the Borrower under Environmental Laws, or which seeks damages or civil, criminal or punitive penalties from the Borrower for an alleged violation of Environmental Laws.

4.9 **Restriction on Indebtedness**. The Borrower will not and will not permit any of the Subsidiaries to create, incur, assume or have outstanding any indebtedness for borrowed money (including capitalized leases) except (i) indebtedness under the Note issued under this Agreement; (ii) other indebtedness to the Bank; (iii) fed funds transactions in the ordinary course of business; (iv) indebtedness owing to any Federal Home Loan Bank (or any successor thereto); and (v) any other indebtedness outstanding on the date hereof, and shown on the Borrower's financial statements delivered to the Bank prior to the date hereof, provided such other indebtedness shall not be renewed, extended or increased.

4.10 **Restriction on Liens**. The Borrower will not and will not permit any of the Subsidiaries to create, incur, assume or permit to exist any mortgage, pledge, encumbrance or other lien or levy upon or security interest in any of the Borrower's property now owned or hereafter acquired, except (i) taxes and assessments which are either not delinquent or which are being contested in good faith with adequate reserves provided; (ii) easements, restrictions and minor title irregularities which do not, as a practical matter, have an adverse effect upon the ownership and use of the affected property; (iii) liens in favor of the Bank or its affiliates; and (iv) other liens disclosed in writing to the Bank prior to the date hereof.

4.11 **Restriction on Contingent Liabilities**. The Borrower will not and will not permit any of the Subsidiaries to guarantee or become a surety or otherwise contingently liable for any obligations of others, except pursuant to the deposit and collection of checks, the issuance or confirmation of letters of credit by any Subsidiary Bank and similar matters in the ordinary course of banking business.

4.12 **Insurance**. The Borrower will maintain and cause each Subsidiary to maintain insurance to such extent, covering such risks and with such insurers as is usual and customary for businesses operating similar properties, and as is satisfactory to the Bank, including insurance for fire and other risks insured against by extended coverage, public liability insurance and workers' compensation insurance.

4.13 **Taxes and Other Liabilities**. The Borrower will pay and discharge, and cause each Subsidiary to pay and discharge when due, all of its taxes, assessments and other liabilities, except when the payment thereof is being contested in good faith by appropriate procedures which will avoid foreclosure of liens securing such items, and with adequate reserves provided therefor.

4.14 **Financial Statements and Reporting**. The financial statements and other information previously provided to the Bank or provided to the Bank in the future are or will be complete and accurate and prepared in accordance with generally accepted accounting principles. There has been no material adverse change in the Borrower's financial condition since such information was provided to the Bank. The Borrower will, and will cause each Subsidiary to (i) maintain accounting records in accordance with generally recognized and accepted principles of accounting consistently applied throughout the accounting periods involved; (ii) provide the Bank with such information concerning its business affairs and financial condition (including insurance coverage) as the Bank may reasonably request; and (iii) without request, provide the Bank with the following information:

(a) As soon as available, and in any event within 90 days after the end of each fiscal year of the Borrower, the Borrower's annual financial statements in form and substance acceptable to the Bank; and

(b) Within 45 days of the end of each quarter, quarterly call reports prepared on FFIEC forms, or any successors thereto, of each Subsidiary Bank prepared in accordance with the guidelines of any Regulatory Authority that regulates each Subsidiary Bank; and

(c) Within 45 days of the end of each quarter, a compliance certificate in form and substance acceptable to the Bank, certifying compliance with the financial covenants contained herein;

(d) As soon as available, copies of all reports or materials submitted or distributed to shareholders of the Borrower or filed with the SEC or other Regulatory Authority or with any national securities exchange; and form FRY-9C or form FRY-9P, as appropriate, which are the financial statements of the Borrower as delivered to the Federal Reserve System;

(e) Promptly after the furnishing thereof, copies of any statement or report furnished to any other holder of obligations of the Borrower or any Subsidiary pursuant to the terms of any indenture, loan or similar agreement and not otherwise required to be furnished to the Bank pursuant to any other clause of this paragraph 4.14; and

(f) Promptly, and in any event within 10 days, after the Borrower has knowledge thereof, a statement of the chief financial officer of the Borrower describing: (i) any event which, either of itself or with the lapse of time or the giving of notice or both, would constitute a default hereunder or under any other material agreement to which the Borrower or any Subsidiary is a party, together with a statement of the actions which the Borrower proposes to take with respect thereto; and (ii) any pending or threatened litigation or administrative proceeding of the type described in paragraph 4.4; and

(g) Notice of any memorandum of understanding or any other agreement with any banking regulatory agencies, or cease and desist order, immediately after entered into by or issued against Borrower or any Subsidiary; and

(h) Promptly after request therefor, any other information concerning the business affairs and financial condition of the Borrower or any Subsidiary as the Bank may reasonably request.

4.15 **Information**. The Borrower will make available for review by the Bank, promptly upon Bank's request, financial statements, call reports and any other records or documents of the Borrower or the Subsidiary Bank. The Borrower and the Subsidiaries will obtain the consent of any person or Regulatory Authority which it deems necessary or appropriate for disclosure of the information described above.

4.16 **Financial Covenants**. The Borrower will:

(a) cause each Subsidiary Bank to be "well capitalized", as defined in 12 C.F. R. 325,103(b)(2), at all times

(b) cause each Subsidiary Bank to maintain at all times the following covenants, measured quarterly as of the last day of each fiscal quarter

(i) the total of Non-performing Loans plus Other Real Estate at equal to or less than 15% of Primary Capital

4.17 **Inspectionof Properties and Records; Fiscal Year**. The Borrower will permit representatives of the Bank to visit and inspect any of the properties and examine any books and records of the Borrower and the Subsidiaries including without limitation the stock transfer records of the Subsidiary Bank, at any reasonable time and as often as the Bank may reasonably desire. The Borrower will not change its fiscal year.

4.18 **Issuance of Stock**. The Borrower will not permit any Subsidiary Bank to issue any additional shares of common or preferred stock, or any options, warrants or other common stock equivalents, or sell or issue securities or obligations convertible into such (**"New Stock"**), whether in the form of stock dividends or stock splits or otherwise, unless such New Stock will be issued to the Borrower and delivered by the Borrower to the Bank, together with any additional documents required by the Bank, as additional collateral to secure the loan provided for hereunder.

4.19 **Acquisitions and Investments**. Neither the Borrower nor any of the Subsidiaries will acquire any other business or make any loan, advance or extension of credit to, or investment in, any other person, corporation or other entity, including investments acquired in exchange for stock or other securities or obligations of any nature of the Borrower or any Subsidiary, or create or participate in the creation of any Subsidiary or joint venture, except:

(a) investments in (i) bank repurchase agreements; (ii) savings accounts or certificates of deposit in a financial institution of recognized standing; (iii) obligations issued or fully guaranteed by the United States; and (iv) prime commercial paper maturing within 90 days of the date of acquisition by the Borrower or a Subsidiary;

(b) loans and advances made to employees and agents in the ordinary course of business, such as travel and entertainment advances and similar items;

(c) investments in the Borrower by a Subsidiary;

(d) investments shown on the most recent financial statements of the Borrower provided to the Bank, provided that such investments will not be increased; and

(e) with respect to a Subsidiary, investments or loans made in the ordinary course of banking business of such Subsidiary.

4.20 __Dividends__. The Borrower will not, without the prior written consent of the Bank, pay any dividends or make any other distribution on account of any shares of any class of its stock or redeem, purchase or otherwise acquire, directly or indirectly any shares of its stock.

ARTICLE V. COLLATERAL

5.1 __Collateral__. This Agreement and the Note are secured by a Collateral Pledge Agreement dated . The information in this Article V is for information only and the omission of any reference to an agreement will not affect the validity or enforceability thereof. The rights and remedies of the Bank outlined in this Agreement and the documents identified above are intended to be cumulative.

5.2 __Credit Balances; Setoff__. As additional security for the payment of the obligations described in the Loan Documents and any other obligations of the Borrower to the Bank of any nature whatsoever (collectively the "**Obligations**"), the Borrower hereby grants to the Bank a security interest in, a lien on and an express contractual right to set off against all depository account balances, cash and any other property of the Borrower now or hereafter in the possession of the Bank and the right to refuse to allow withdrawals from any account (collectively "**Setoff**"). The Bank may, at any time upon the occurrence of a default hereunder (notwithstanding any notice requirements or grace/cure periods under this or other agreements between the Borrower and the Bank) Setoff against the Obligations **whether or not the Obligations (including future installments) are then due or have been accelerated, all without any advance or contemporaneous notice or demand of any kind to the Borrower, such notice and demand being expressly waived.**

5.3 __Guaranties__. This Agreement and the Note are guaranteed by each and every guaranty now or hereafter in existence guarantying the indebtedness of the Borrower to the Bank (except for any guaranty expressly limited in its terms to a specific separate obligation of the Borrower to the Bank) including, without limitation, the following: the Continuing Guaranty (Unlimited) of dated .

The information contained in this Article V is for information only and the omission of any reference to an agreement will not affect the validity or enforceability thereof. The rights and remedies of the Bank outlined in this Agreement and the documents identified above are intended to be cumulative.

ARTICLE VI. DEFAULTS

6.1 Defaults. **Notwithstanding any cure periods described below, the Borrower will immediately notify the Bank in writing when the Borrower obtains knowledge of the occurrence of any default specified below.** Regardless of whether the Borrower has given the required notice, the occurrence of one or more of the following will constitute a default:

(a) **Nonpayment.** The Borrower shall fail to pay (i) any interest due on the Note or any fees, charges, costs or expenses under the Loan Documents by 5 days after the same becomes due; or (ii) any principal amount of the Note when due.

(b) **Nonperformance.** The Borrower or any guarantor of Borrower's Obligations to the Bank ("Guarantor") shall fail to perform or observe any agreement, term, provision, condition, or covenant (other than a default occurring under (a), (c), (d), (e), (f) or (g) of this paragraph 6.1) required to be performed or observed by the Borrower or any Guarantor hereunder or under any other Loan Document or other agreement with or in favor of the Bank.

(c) **Misrepresentation.** Any financial information, statement, certificate, representation or warranty given to the Bank by the Borrower or any Guarantor (or any of their representatives) in connection with entering into this Agreement or the other Loan Documents and/or any borrowing thereunder, or required to be furnished under the terms thereof, shall prove untrue or misleading in any material respect (as determined by the Bank in the exercise of its judgment) as of the time when given.

(d) **Default on Other Obligations.** The Borrower, any Guarantor or any Subsidiary shall be in default under the terms of any loan agreement, promissory note, lease, conditional sale contract or other agreement, document or instrument evidencing, governing or securing any indebtedness owing by the Borrower, any Guarantor or any Subsidiary to the Bank or any indebtedness in excess of $10,000 owing by the Borrower to any third party, and the period of grace, if any, to cure said default shall have passed.

(e) **Judgments**. Any judgment shall be obtained against the Borrower, any Guarantor or any Subsidiary which, together with all other outstanding unsatisfied judgments against the Borrower (or such Guarantor or Subsidiary), exceeds the sum of $10,000 and shall remain unvacated, unbonded or unstayed for a period of 30 days following the date of entry thereof.

(f) **Inability to Perform; Bankruptcy/Insolvency**. (i) the Borrower, any Guarantor or any Subsidiary shall die or cease to exist; or (ii) any Guarantor shall attempt to revoke any guaranty of the Obligations described herein, or any guaranty becomes unenforceable in whole or in part for any reason; or (iii) any bankruptcy, insolvency or receivership proceedings, or an assignment for the benefit of creditors, shall be commenced under any Federal or state law by or against the Borrower, any Guarantor or any Subsidiary; or (iv) the Borrower, any Guarantor or any Subsidiary shall become the subject of any out-of-court settlement with its creditors; or (v) the Borrower, any Guarantor or any Subsidiary is unable or admits in writing its inability to pay its debts as they mature; or (vi) the Borrower or any Subsidiary is closed or taken over by a Regulatory Authority.

(g) **Adverse Change; Insecurity**. (I) There is a material adverse change in the business, properties, financial condition or affairs of the Borrower, any Guarantor or any Subsidiary, or in any collateral securing the Obligations; or (ii) the Bank in good faith deems itself insecure.

(h) **Regulatory Orders**. The Borrower or any Subsidiary enters into any memorandum of understanding or other agreement with any banking Regulatory Authority relating to any unsound or unsafe banking practice or conduct or any violation of law respecting the operation of Borrower or such Subsidiary; or Borrower or any Subsidiary or any of their officers, employees, or directors become the subject of a judicial or administrative determination restraining any of them from taking any actions of any kind in connection with the business of Borrower or such Subsidiary, assessing a civil penalty, finding that any criminal offense occurred in connection with the operations of Borrower or such Subsidiary, or suspending or removing any officer or director of Borrower or such Subsidiary.

6.2 <u>Termination of Loans; Additional Bank Rights</u>. Upon the occurrence of any of the events identified in paragraph 6.1, the Bank may at any time (notwithstanding any notice requirements or grace/cure periods under this or other agreements between the Borrower and the Bank) (i) immediately terminate its obligation, if any, to make additional loans to the Borrower; (ii) Setoff; and/or (iii) take such other steps to protect or preserve the Bank's interest in any collateral, including without limitation, notifying account debtors to make payments directly to the Bank, advancing funds to protect any collateral and insuring collateral at the Borrower's expense; all without demand or notice of any kind, all of which are hereby waived.

6.3 __Acceleration of Obligations__. Upon the occurrence of any of the events identified in paragraphs 6.1(a) through 6.1(e) and 6.1(g) and 6.1(h), and the passage of any applicable cure periods, the Bank may at any time thereafter, (i) by written notice to the Borrower, declare the unpaid principal balance of any Obligations, together with the interest accrued thereon and other amounts accrued hereunder and under the other Loan Documents, to be immediately due and payable; and the unpaid balance will thereupon be due and payable, all without presentation, demand, protest or further notice of any kind, all of which are hereby waived, notwithstanding anything to the contrary contained herein or in any of the other Loan Documents; and (ii) require the Borrower to cause each Subsidiary Bank to appoint an independent transfer agent for the purpose of registering and transferring ownership of the capital stock of such Subsidiary Bank. Upon the occurrence of any event under paragraph 6.1(f), the unpaid principal balance of any Obligations, together with all interest accrued thereon and other amounts accrued hereunder and under the other Loan Documents, will thereupon be immediately due and payable, all without presentation, demand, protest or notice of any kind, all of which are hereby waived, and notwithstanding anything to the contrary contained herein or in any of the other Loan Documents. **Nothing contained in paragraph 6.1, paragraph 6.2 or this section will limit the Bank's right to Setoff as provided in paragraph 5.2 or otherwise in this Agreement.**

6.4 __Other Remedies__. Nothing in this Article VI is intended to restrict the Bank's rights under any of the Loan Documents or at law, and the Bank may exercise all such rights and remedies as and when they are available.

ARTICLE VII. MISCELLANEOUS

7.1 __Delay; Cumulative Remedies__. No delay on the part of the Bank in exercising any right, power or privilege hereunder or under any of the other Loan Documents will operate as a waiver thereof, nor will any single or partial exercise of any right, power or privilege hereunder preclude other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein specified are cumulative and are not exclusive of any rights or remedies which the Bank would otherwise have.

7.2 **Relationship to Other Documents**. The warranties, covenants and other obligations of the Borrower (and the rights and remedies of the Bank) that are outlined in this Agreement and the other Loan Documents are intended to supplement each other. In the event of any inconsistencies in any of the terms in the Loan Documents, all terms will be cumulative so as to give the Bank the most favorable rights set forth in the conflicting documents, except that if there is a direct conflict between any preprinted terms and specifically negotiated terms (whether included in an addendum or otherwise), the specifically negotiated terms will control.

7.3 **Participations; Guarantors**. The Bank may, at its option, sell all or any interests in the Note and other Loan Documents to other financial institutions (the "**Participant**") and in connection with such sales (and thereafter), the Bank may disclose any financial information the Bank may have concerning the Borrower to any such Participant or potential Participant. From time to time, the Bank may, in its discretion and without obligation to the Borrower, any guarantor or any other third party, disclose information about the Borrower and the loan to any Guarantor, surety or other accommodation party. This provision does not obligate the Bank to supply any information or release the Borrower from its obligation to provide such information, and the Borrower agrees to keep all Guarantors advised of its financial condition and other matters which may be relevant to the Guarantors' obligations to the Bank.

7.4 **Expenses and Attorneys' Fees**. The Borrower will reimburse the Bank and any Participant for all attorneys' fees and all other costs, fees and out-of-pocket disbursements incurred by the Bank or any Participant in connection with the preparation, execution, delivery, administration, defense and enforcement of this Agreement or any of the other Loan Documents, including attorneys' fees and all other costs and fees (a) incurred before or after commencement of litigation or at trial, on appeal or in any other proceeding, (b) incurred in any bankruptcy proceeding and (c) related to any waivers or amendments with respect thereto (examples of costs and fees include but are not limited to fees and costs for: filing, perfecting or confirming the priority of the Bank's lien, title searches or insurance, appraisals, environmental audits and other reviews related to the Borrower, any collateral or the loans, if requested by the Bank). The Borrower will also reimburse the Bank and any Participant for all costs of collection including all attorney's fees before and after judgment, and the costs of preservation and/or liquidation of any collateral.

7.5 **Successors**. The rights, options, powers and remedies granted in this Agreement and the other Loan Documents will extend to the Bank and to its successors and assigns, will be binding upon the Borrower and its successors and assigns and will be applicable hereto and to all renewals and/or extensions hereof.

7.6 Indemnification. Except for harm arising from the Bank's willful misconduct, the Borrower hereby indemnifies and agrees to defend and hold the Bank harmless from any and all losses, costs, damages, claims and expenses of any kind suffered by or asserted against the Bank relating to claims by third parties arising out of the financing provided under the Loan Documents or related to any collateral (including, without limitation, the Borrower's failure to perform its obligations relating to Environmental Matters described in Section 4.8 above. This indemnification and hold harmless provision will survive the termination of the Loan Documents and the satisfaction of the Obligations due the Bank.

7.7 Notice of Claims Against Bank; Limitation of Certain Damages. In order to allow the Bank to mitigate any damages to the Borrower from the Bank's alleged breach of its duties under the Loan Documents or any other duty, if any, to the Borrower, the Borrower agrees to give the Bank immediate written notice of any claim or defense it has against the Bank, whether in tort or contract, relating to any action or inaction by the Bank under the Loan Documents, or the transactions related thereto, or of any defense to payment of the Obligations for any reason. The requirement of providing timely notice to the Bank represents the parties' agreed-to standard of performance regarding claims against the Bank. Notwithstanding any claim that the Borrower may have against the Bank, and regardless of any notice the Borrower may have given the Bank, **the Bank will not be liable to the Borrower for consequential and/or special damages arising therefrom, except those damages arising from the Bank's willful misconduct.**

7.8 Notices., Notice of any record shall be deemed given when the record has been (a) deposited in the United States Mail, postage prepaid, (b) received by overnight delivery service, (c) received by telex (d) received by facsimile, (e) received through the internet, or (f) when personally delivered.

7.9 Payments. Payments due under the Note and other Loan Documents will be made in lawful money of the United States. All payments may be applied by the Bank to principal, interest and other amounts due under the Loan Documents in any order which the Bank elects.

7.10 Applicable Law and Jurisdiction; Interpretation; Joint Liability. This Agreement and all other Loan Documents will be governed by and interpreted in accordance with the internal laws of the state where the Bank's branch originating this loan is located, except to the extent superseded by Federal law. Invalidity of any provisions of this Agreement will not affect any other provision. THE BORROWER HEREBY CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT SITUATED IN THE COUNTY OR FEDERAL JURISDICTION OF THE BANK'S OFFICE WHERE THE LOAN WAS ORIGINATED, AND WAIVES ANY OBJECTION BASED ON

FORUM NON CONVENIENS, WITH REGARD TO ANY ACTIONS, CLAIMS, DISPUTES OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE NOTE, THE COLLATERAL, ANY OTHER LOAN DOCUMENT, OR ANY TRANSACTIONS ARISING THEREFROM, OR ENFORCEMENT AND/OR INTERPRETATION OF ANY OF THE FOREGOING. Nothing herein will affect the Bank's rights to serve process in any manner permitted by law, or limit the Bank's right to bring proceedings against the Borrower in the competent courts of any other jurisdiction or jurisdictions. This Agreement, the other Loan Documents and any amendments hereto (regardless of when executed) will be deemed effective and accepted only at the Bank's offices, and only upon the Bank's receipt of the executed originals thereof. If there is more than one Borrower, the liability of the Borrowers will be joint and several, and the reference to "Borrower" will be deemed to refer to all Borrowers.

7.11 Waiver of Jury Trial. **THE BORROWER AND THE BANK HEREBY JOINTLY AND SEVERALLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING RELATING TO ANY OF THE LOAN DOCUMENTS, THE OBLIGATIONS THEREUNDER, ANY COLLATERAL SECURING THE OBLIGATIONS, OR ANY TRANSACTION ARISING THEREFROM OR CONNECTED THERETO. THE BORROWER AND THE BANK EACH REPRESENTS TO THE OTHER THAT THIS WAIVER IS KNOWINGLY, WILLINGLY AND VOLUNTARILY GIVEN.**

IN WITNESS WHEREOF, the undersigned have executed this REVOLVING CREDIT AGREEMENT as of March 18, 2004.

Columbia Commercial Bancorp
an Oregon Corporation
By ______________________
Name and Title Rick Roby, CEO
By ______________________
Name and Title

(Individual Borrower)
____
Borrower Name
____
Borrower Name

U.S. Bank N.A.
By ______________________
Name and Title Heath Finn, Vice President

For Bank Use Only	Reviewed by
Due MARCH 31, 2009	
Customer # 0013595333	Loan #

REVOLVING CREDIT NOTE

$ 1,500,000.00 MARCH 18, 2004

FOR VALUE RECEIVED, the undersigned borrower (the "**Borrower**"), promises to pay to the order of U.S. BANK N.A. (the "**Bank**"), the principal sum of ONE MILLION FIVE HUNDRED THOUSAND AND NO/100 Dollars ($ 1,500,000.00), payable MARCH 31, 2009 (the "**Maturity Date**").

Interest.

The unpaid principal balance will bear interest at an annual rate equal to the prime rate announced by the Bank.

The interest rate hereunder will be adjusted each time that the prime rate changes.

Payment Schedule.

Interest is payable beginning JUNE 15, 2004, and on the same date of each third month thereafter (except that if a given month does not have such a date, the last day of such month), plus a final interest payment with the final payment of principal.

Interest will be computed for the actual number of days principal is unpaid, using a daily factor obtained by dividing the stated interest rate by 360.

Notwithstanding any provision of this Note to the contrary, upon any default or at any time during the continuation thereof (including failure to pay upon maturity), the Bank may, at its option and subject to applicable law, increase the interest rate on this Note to a rate of 5% per annum plus the interest rate otherwise payable hereunder. Notwithstanding the foregoing and subject to applicable law, upon the occurrence of a default by the Borrower or any guarantor involving bankruptcy, insolvency, receivership proceedings or an assignment for the benefit of creditors, the interest rate on this Note shall automatically increase to a rate of 5% per annum plus the rate otherwise payable hereunder.

In no event will the interest rate hereunder exceed that permitted by applicable law. If any interest or other charge is finally determined by a court of competent jurisdiction to exceed the maximum amount permitted by law, the interest or charge shall be reduced to the maximum permitted by law, and the Bank may credit any excess amount previously collected against the balance due or refund the amount to the Borrower.

Subject to applicable law, if any payment is not made on or before its due date, the Bank may collect a delinquency charge of 5.00 % of the unpaid amount. Collection of the late payment fee shall not be deemed to be a waiver of the Bank's right to declare a default hereunder.

Without affecting the liability of any Borrower, endorser, surety or guarantor, the Bank may, without notice, renew or extend the time for payment, accept partial payments, release or impair any collateral security for the payment of this Note, or agree not to sue any party liable on it.

This Revolving Credit Note constitutes the Note issued under a Revolving Credit Agreement dated as of the date hereof between the Borrower and the Bank, to which Agreement reference is hereby made for a statement of the terms and conditions under which loans evidenced hereby were or may be made and a description of the terms and conditions upon which the maturity of this Note may be accelerated, and for a description of the collateral securing this Note.

This Note is a "transferablerecord" as defined in applicable law relating to electronic transactions. Therefore, the holder of this Note may, on behalf of Borrower, create a microfilm or optical disk or other electronic image of this Note that is an authoritative copy as defined in such law. The holder of this Note may store the authoritative copy of such Note in its electronic form and then destroy the paper original as part of the holder's normal business practices. The holder, on its own behalf, may control and transfer such authoritative copy as permitted by such law.

All documents attached hereto, including any appendices, schedules, riders, and exhibits to this Revolving Credit Note, are hereby expressly incorporated by reference.

The Borrower hereby acknowledges the receipt of a copy of this Note.

(Individual Borrower)	Columbia Commercial Bancorp Borrower Name (Organization)
	a Oregon Corporation
Borrower Name N/A	By [signature] President - CEO
	Name and Title Rick Roby, CEO
	By
Borrower Name N/A	Name and Title

1128A

IRREVOCABLE STOCK OR BOND POWER

FOR VALUE RECEIVED, the undersigned does (do) hereby sell, assign and transfer to

____

____

(SOCIAL SECURITY OR TAXPAYER IDENTIFYING NO.)

IF STOCK COMPLETE THIS PORTION: 1 shares of the Common stock of Columbia Community Bank represented by Certificate(s) No(s) 1 inclusiv standing in the name of the undersigned on the books of said Company.

IF BONDS, COMPLETE THIS PORTION: ____________ bonds of ____________ in the principal amount of $ ____________ , No(s) ____________ inclusiv standing in the name of the undersigned on the books of said Company.

The undersigned does (do) hereby irrevocably constitute and appoint ____________ attorney to transfer the said stock or bond(s), as the case may be, on the books of said company, with full power of substitution in the premises.

Dated 3/19/04

SIGN HERE Columbia Community Bank
By: [signature] Pres/CEO
Rick Roby, CEO

(Person(s) executing this power sign(s) here)

SIGNATURE GUARANTEED

U.S. BANK N.A.

By: ____________
AUTHORIZED SIGNATURE

[redacted]

UCC FINANCING STATEMENT

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

A. NAME & PHONE OF CONTACT AT FILER (optional)

B. SEND ACKNOWLEDGMENT TO: (Name and Address)

U.S. BANK N.A.

COLLATERAL DEPARTMENT
P.O. BOX 5308
PORTLAND, OR 97228-5308

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1. DEBTOR'S EXACT FULL LEGAL NAME – insert only one debtor name (1a or 1b) – do not abbreviate or combine names

1a. ORGANIZATION'S NAME Columbia Commercial Bancorp				
OR 1b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
1c. MAILING ADDRESS 314 East Main Street, Ste A	CITY Hillsboro	STATE OR	POSTAL CODE 97123	COUNTRY U.S.A.
1d. TAX ID #: SSN OR EIN / ADD'L INFO RE ORGANIZATION DEBTOR / 1e. TYPE OF ORGANIZATION CORPORATION	1f. JURISDICTION OF ORGANIZATION Oregon	1g. ORGANIZATIONAL ID #, if any 065411-97		☐ NONE

2. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME – insert only one debtor name (2a or 2b) – do not abbreviate or combine names

2a. ORGANIZATION'S NAME				
OR 2b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
2c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY U.S.A.
2d. TAX ID #: SSN OR EIN / ADD'L INFO RE ORGANIZATION DEBTOR / 2e. TYPE OF ORGANIZATION	2f. JURISDICTION OF ORGANIZATION	2g. ORGANIZATIONAL ID #, if any		☐ NONE

3. SECURED PARTY'S NAME (or NAME of TOTAL ASSIGNEE of ASSIGNOR S/P) – insert only one secured party name (3a or 3b)

3a. ORGANIZATION'S NAME U.S. BANK N.A.				
OR 3b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
3c. MAILING ADDRESS 555 SW OAK STREET CLS, PD-OR-P7LD	CITY PORTLAND	STATE OR	POSTAL CODE 97204	COUNTRY U.S.A.

4. This FINANCING STATEMENT covers the following collateral:

SEE ATTACHMENT

Other than the sale or lease of inventory in the ordinary course of Debtor's business, the purchase by or pledge to another party of any of the above described collateral violates the rights of the Secured Party.

5. ALTERNATIVE DESIGNATION [if applicable]: ☐ LESSEE/LESSOR ☐ CONSIGNEE/CONSIGNOR ☐ BAILEE/BAILOR ☐ SELLER/BUYER ☐ AG LIEN ☐ NON-UCC FILING

6. ☐ This FINANCING STATEMENT is to be filed (for record) in the REAL ESTATE RECORDS. Attach Addendum [if applicable]

7. Check to REQUEST SEARCH REPORT(S) on Debtor(s) [ADDITIONAL FEE] [optional] ☐ All Debtors ☐ Debtor 1 ☐ Debtor 2

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8. OPTIONAL FILER REFERENCE DATA
File with Secretary of State 02-0013595333

FILING OFFICE COPY – NATIONAL UCC FINANCING STATEMENT (FORM UCC1) (Rev. 07/29/98)

MUST BE ATTACHED TO UCC-1 FINANCING STATEMENT

SECURED PARTY: U.S. BANK N.A.

DEBTOR(S): Columbia Commercial Bancorp

Financing Statement Attachment

All of the following whether now owned or existing or hereafter acquired by Debtor (or by Debtor with spouse), (including all documents, general intangibles and books and records relating to the following; and all proceeds, supporting obligations and products of the following) all renewals thereof, substitutions therefor; and all proceeds and supporting obligations thereof (such as stock splits, interest, dividends, profits and monies);

Specific collateral (the following, whether constituting accounts instruments, documents, chattel paper, general intangibles, contract rights, investment property, deposit accounts, letter of credit rights or other collateral):

Description of Collateral (CDs, Notes, Bonds, etc)	Identification No./Renewal – Expiry Date
~~470,904~~ 1 Shares of Columbia Community Bank Stock	Certificate #1

\\NWORTWRFS13\VOL1\SHARED\CLSCWEST\Ocls\Docs\Collateral\Support\UCCs To Be Filed\SBLC - Diane\02-0013595333 Columbia.doc

LEASE

THIS LEASE is entered into this 3rd day of March, 1998 between WARZ Investments L.L.C., hereinafter referred to as "Lessor" and COLUMBIA COMMUNITY BANK, hereinafter referred to as "Lessee".

Lessor is the owner of or has constructed or is constructing or will construct a building or buildings and other improvements on that certain real property situated in the City of Hillsboro, County of Washington, and State of Oregon, described in Exhibit "A". Lessor hereby leases to Lessee and Lessee hereby rents from Lessor upon the terms, conditions and covenants hereinafter set forth: the "premises" of approximately 6,540 square feet, described in Exhibit "A", which are a part of said improvements. The location of the premises is outlined in red on Exhibit "B". The address of the premises is 314 E. Main St. Hillsboro, Oregon 97123

1. TERM: The term of this lease shall be for a period of five (5) years. The term shall commence on the 1st day of May, 1998, and expire at midnight on the 31st day of March, 2003.

2. RENT: Beginning upon the commencement date of the term of this lease and continuing during the entire lease term, Lessee shall pay to Lessor monthly rent without offset as follows:

(a) Rent during the term of this lease shall be $ (see exhibit C) per month.

3. SECURITY DEPOSIT: Upon execution of this lease, Lessee shall pay to Lessor the sum of $6,200.00 as a security deposit, and not as prepaid rent, which sum shall be retained by Lessor as security for the full and faithful performance by Lessee of all of the covenants and terms of this lease required to be performed by Lessee. Such security deposit shall be returned to Lessee after the expiration of this lease provided Lessee has fully and faithfully carried out all of Lessees obligations hereunder, including the payment of all amounts due to Lessor hereunder and the surrender of the premises to Lessor in the condition required herein. Said sum may be commingled with other funds of Lessor and shall not bear interest. The taking of such security by Lessor shall in no way be a bar or a defense to any action in unlawful detainer or to recovery of the premises or for any action which Lessor may at any time institute for the breach of any term, covenant or condition of this lease. Lessor shall have the right to offset against the security deposit any sums owing from Lessee to Lessor and not paid when due and any damages caused by Lessee's default. Any offset against the security deposit shall not be Lessors exclusive remedy, and such offset may be invoked by Lessor in addition to any other remedy provided

may be invoked by Lessor in addition to any other remedy provided by law or in this lease for Lessee's default. Should any amount of the security deposit be utilized by Lessor pursuant to this paragraph, Lessee shall restore the security deposit to the original sum within ten days after demand therefor. In the event of a sale of the property described in Exhibit "A", Lessor shall have the right to transfer the security deposit to the purchaser to be held under the terms of this lease, and Lessor shall thereupon be released from all liability for the return of the security deposit; Lessee agrees to look solely to the new Lessor for the return of the security deposit.

4. TAXES: Lessee shall be responsible for and pay before delinquent all taxes assessed during the term of this lease against any leasehold or personal property of any kind owned by or placed upon or about the premises by Lessee. In addition to the rental provided in this lease,Lessee shall pay (37.5%) of all real property taxes and assessments levied, assessed or imposed during the lease term upon the real property described in Exhibit "A". All real property taxes and assessments payable for a period, part of which shall be within the lease term and part of which shall be either before or after the lease term, shall be prorated between Lessor and Lessee. Lessee shall pay to Lessor an amount each month which is equal to one-twelfth of the estimated real property taxes and assessments, which Lessor shall accumulate as a reserve account for the payment of said taxes and assessments when the same become due or payable. Lessor shall notify Lessee of the estimated monthly amount to be paid, and of any changes in the estimated amount, and Lessee shall pay Lessor such estimated amount at such time as and together with Lessee's monthly rental payment. When the actual taxes or assessments are determined each year, Lessor shall furnish to Lessee a statement showing in reasonable detail the computation of Lessee's share of such taxes and assessments and the charge or credit to Lessee for any difference between the actual amount and the estimated amounts previously paid by Lessee; and any difference shall be paid or reimbursed within ten days after Lessor gives Lessee notice thereof. Lessor shall reduce the monthly estimated amount in the event it is more than necessary to accumulate the required reserve fund. No interest or earnings shall be payable by Lessor to Lessee on any amount accumulated hereunder, and Lessor may commingle said reserve with other funds of Lessor, subject to the payment by Lessor of all such taxes and assessments when the same become due or payable. If during the lease term, the voters of the state in which the premises are located or the State Legislature enacts a real property tax limitation, then any substitute taxes, in any name or form, which may be adopted to replace or supplement real property taxes shall be considered the equivalent of real property taxes for the purposes of this paragraph. Should there be in effect during the lease term any law, statute or ordinance which levies,assesses or imposes any

tax (other than any income tax) upon rents, Lessee shall pay such tax as may be attributed to the rents under this lease or shall reimburse Lessor for any such taxes paid by Lessor within ten days after Lessor bills Lessee for the same.

5. INSURANCE:

(a) During the lease term, Lessor shall maintain in full force a policy or policies of fire insurance with standard extended coverage endorsements to the extent of at least 90% of the replacement cost of the building or buildings and other improvements, fixtures, furnishings and equipment (exclusive of Lessee's trade fixtures, tenant improvements and other property) situated on or pertinent to the real property described in Exhibit "A". During the lease term, Lessor shall maintain in full force a comprehensive liability insurance policy of not less than $1,000.000.00 insuring Lessor against liability for bodily injury and property damage occurring in, or about the real property described in Exhibit "A". Lessor may also secure and maintain such other insurance as Lessor deems reasonably necessary in connection with the real property described in Exhibit "A", and the buildings, improvements, fixtures, furnishings and equipment thereon or pertinent thereto, including, without limitation, rent interruption insurance. Lessor shall secure said insurance at competitive rates. In addition to the rental provided in this lease, Lessee shall pay (37.5%) of the premiums for said insurance. Insurance premiums attributable to a period, a part of which shall be within the lease term and a part of which shall be either before or after the lease term, shall be prorated between Lessor and Lessee. Lessee's share of insurance premiums pursuant to this paragraph shall be paid by Lessee to Lessor annually, within 30 days after Lessor bills Lessee for the same: provided, however, Lessor may elect to establish a reserve for insurance premiums, in the same manner as the reserve for real property taxes and assessments, pursuant to paragraph 4 above, and in such event Lessee shall pay an amount, each month, together with its monthly rental, equal to one-twelfth of Lessee's share of the estimated annual insurance premiums, and the terms and conditions of paragraph 4 above with respect to property taxes and assessments shall apply in a like manner to fire and liability insurance premiums.

(b) This lease is entered into on the basis that Lessee's occupancy will qualify for a community bank classification for insurance rating purposes. If Lessee's initial intended use of the premises is a different classification for insurance rating purposes, resulting in higher insurance premiums for any buildings situated on the real property described in Exhibit "A", Lessee shall pay for the increased costs of the premiums for insuring any such building or buildings against loss by fire with standard extended coverage endorsements during the term of this lease. If the insurance premiums on any buildings are increased during the lease term as a result of the installation of equipment on the premises by Lessee, by reason of the Lessee's maintaining certain goods or materials on the premises or as a result of other use or occupancy of the premises by Lessee, Lessee shall pay the additional cost of the insurance for any such buildings (whether or not Lessor has consented to the activity resulting in the increased insurance premiums). Lessee shall refrain from any activity in Lessee's use of the premises which would make it impracticable to insure the premises or the buildings situated on the real property described in Exhibit "A" against casualty or which would increase the insurance rate on any such buildings or prevent Lessor from taking advantage of the ruling of the Insurance Rating Bureau of the state in which the premises are situated or its successors allowing Lessor to obtain reduced premium rates for long term fire insurance policies, unless Lessee pays the additional cost of the insurance. If Lessee installs any electrical equipment that overloads the lines in the premises or any such buildings, Lessee shall at Lessee's own expense make whatever changes are necessary to comply with the requirements of the insurance underwriters and the governmental authorities having jurisdiction. Any insurance premiums to be paid by Lessee by reason of Lessee's initial intended use of the premises or any increases in fire insurance premiums attributable to Lessee's use or occupancy of the premises during the term of the lease shall be paid by Lessee to Lessor within 30 days after Lessor bills Lessee for the same.

6. COMMON AREA, OPERATING AND MAINTENANCE CHARGES:

(a) The term "common area" (or "common areas") means all the areas on the real property described in Exhibit "A" used or intended to be used from time to time in common by tenants of said property or by customers or invitees of such tenants, including, but not limited to, to the extent applicable, parking lots, roads, walkways, curbs, landscaped areas, planters, common malls, interior atriums, exterior stairways, interior stairs and balconies, elevators, corridors, loading docks, delivery areas, telephone areas, restrooms, and all fixtures, furnishings, improvements and equipment pertinent thereto or constituting a part thereof, and such other like areas and facilities as Lessor may designate from time to time. "Common area" shall include abutting property used for landscaping and entrances contiguous to the real property described in Exhibit "A". Only for purposes of determining "common area, operating and maintenance charges", common area shall be deemed to include all building or buildings and other improvements situated on the real property described in Exhibit "A", and all fixtures, furnishings and equipment pertinent thereto or constituting a part thereof, including the "common area" as defined above, but excepting premises leased by Lessor to tenants or held for leasing to tenants.

(b) Lessee shall pay to Lessor (37.5%) of the "common area, operating and maintenance charges" which are defined as Lessor's direct, out-of-pocket costs incurred for maintenance and operation of the common area to the extent necessary to keep the same in good condition and repair, including, but not limited to: lighting, sweeping, cleaning, snow removal, line painting and other painting, and janitorial services; maintenance, repair and operation of fire protection systems, sprinkler systems, storm drainage systems and other utility systems; expenses for security and security systems; insurance exclusive of insurance coverage charged to Lessee pursuant to paragraph 5; personal property taxes, but not any property taxes included in paragraph 4; electricity, repair and maintenance of directory and other signs; maintenance and repair of paving, curbs, sidewalks, driveways, planting and landscaping, lighting and sign facilities, and resurfacing; repair and maintenance of exterior walls (including repainting, restaining, sealing or similar treatment), roofs, gutters and downspouts of any building or buildings, including replacement when necessary; all maintenance and repair and operating costs of common malls, interior atriums and other interior areas included herein in any buildings situated on the real property described in Exhibit "A"; costs of any public address, loudspeaker or music system; all costs and expenses of personnel to implement the foregoing services; rental paid for machinery and equipment to carry out the foregoing services reasonable reserves for anticipated expenditures, in Lessor's discretion commensurate with good business practices, such as replacement of roofs, replacement of parking areas, replacement of common area heating and air conditioning equipment, replacement of other fixtures, furnishings and equipment within the definition of "common area" and the replacement of machinery and equipment utilized to carry out the foregoing services; plus 20% of the total of the foregoing direct costs to cover Lessor's indirect costs. There shall be excluded the cost of the initial construction of common area facilities. Except as specifically set forth above, structural repairs shall be excluded. Charges included in the common area, operating and maintenance charges shall be made by Lessor in accordance with sound accounting and management practices as applied to the operation and maintenance of like properties. However, costs which are capital improvements for accounting purposes shall not be excluded from the costs set forth in this subparagraph, except to the extent expressly set forth herein.

(c) Lessor shall notify Lessee of the estimated monthly amount to be paid by Lessee for its share of the common area, operating and maintenance charges, and Lessee shall pay Lessor such estimated amount at the same time as and together with Lessee's monthly rental. Lessor may from time to time, by notice to Lessee, change the estimated monthly amount to be paid based upon Lessor's actual costs and expenses. Lessor shall, within 45 days following the end of each calendar year during the term of this lease, determine and furnish to Lessee a statement showing in reasonable detail the actual costs and expenses of such maintenance and operations during the preceding calendar year (or partial year for the first year in which construction is completed) together with a computation of the charge or credit to Lessee for any difference between the actual costs and the estimated costs paid by Lessee for such period; and any such difference shall be paid or reimbursed within ten days after Lessor gives Lessee notice thereof. Lessee's obligation for its share of the common area, operating and maintenance charges for any calendar year shall be prorated as of the commencement date of and the expiration date of the term of this lease. The determination of the certified public accountant then serving Lessor shall be conclusive each year of the actual costs and expenses of such maintenance and operations.

7. USE OF COMMON AREA: Subject to the provisions of this lease, Lessee, its employees, agents, customers and invitees shall have the nonexclusive right to use jointly with others the common area as defined in this lease. However, the common area shall at all times be subject to the exclusive control, custody and management of Lessor and parts thereof may be closed at such time or times as may be determined advisable by Lessor. Lessor reserves the right to make changes in the common area and in the site plan of the real property described in Exhibit "A" from time to time, including but not limited to changes, additions or deletions with respect to the shape, size and location of buildings and other improvements, parking areas and layout, roads, drives and walkways, landscaped areas, the directory sign and other equipment and improvements situated in the common area. Lessor also reserves the right to erect promotional and other displays within the common area as Lessor may from time to time deem desirable. Lessor will not make any such changes that will interfere with the normal operation of Lessee's drive through banking window.

8. EXPANSION: If, during the term of this lease, the rentable square footage of all buildings situated on the real property described in Exhibit "A" (and on other property that may be acquired by Lessor for expansion purposes) is either increased or decreased, then the percentage of taxes, insurance and common area, operating and maintenance charges to be paid by Lessee pursuant to paragraphs 4, 5 and 6 of this lease shall be redetermined as follows: The applicable percentage shall be the amount that the rentable square footage of the premises bears to the then total rentable square footage of all buildings situated on the property described in Exhibit "A" (and on any such adjacent property). If, during the term of this lease, any tenant pays real property taxes or assessments directly to any taxing authority or carries its own insurance, as may be provided in

that tenant's lease, that tenant's square footage shall not be deemed a part of the total rentable square footage for purposes of computing Lessee's applicable percentage under the applicable paragraph.

9. PLACE OF PAYMENT: Lessee shall pay the rental and other amounts required to be paid by Lessee under this lease to Lessor at 16255 SW Holly Hill Rd. Hillsboro, Oregon 97123 or at such other place as Lessor may from time to time designate in writing.

10. ACCEPTANCE OF PREMISES AND COMPLETION OF BUILDING:

(a) If the commencement and expiration dates of the term of this lease are specified in paragraph 1, then Lessee shall accept the premises on the specified commencement date in the condition existing as of the execution of this lease, subject only to substantial completion of work to be performed by Lessor as set forth in Exhibit "D", if any. Any work to be performed by Lessor as set forth in Exhibit "D" shall be considered as substantially completed notwithstanding the noncompletion of items which are dependent upon Lessee's fixturing and other work and except for the noncompletion of items which will not prevent or interfere with Lessee's use of the premises and which are either minor in nature or which cannot be completed because of climatic conditions.

(b) If the commencement and expiration dates of the term of this lease have not been specified in paragraph 1, then Lessee shall accept the premises when the same are ready for occupancy, as defined in paragraph I above.

(c) In either of the circumstances above set forth in this paragraph 10, within 30 days following the commencement of the term of this lease, Lessee shall deliver to Lessor a written statement signed by Lessee, setting forth in detail any work to be performed by Lessor as set forth in Exhibit "D" or elsewhere in this lease which has not been properly completed: and the failure of Lessee to execute and deliver such a statement within the time limited shall constitute an acknowledgement by Lessee that all of Lessor's work hereunder has been satisfactorily completed and performed at that date. Notwithstanding the delivery of such written statement, Lessee's obligation for rental and other charges hereunder shall not abate during the period the Lessor is completing any such work which was not completed when the term of the lease commenced as provided in subparagraph (a) if that subparagraph is applicable or as provided in paragraph 1 above.

11. USE OF PREMISES: See Exhibit "D"

(a) The premises shall be used and occupied only for the conduct of a community bank under the trade name Columbia Community Bank and for no other purpose or purposes and under no other trade name without Lessor's prior written consent.

(b) Lessee shall conform to all applicable laws and regulations of any public authority affecting the premises and the use thereof, and correct at Lessee's own expense any failure of compliance created through Lessee's fault or by reason of Lessee's use, unless such failure is due to Lessor's fault in the performance of the agreements hereof to be kept and performed by Lessor.

(c) Lessee shall refrain from any activity which would be reasonably offensive to Lessor, to other tenants in any building situated on the real property described in Exhibit "A", or to owners or users of adjoining premises, or which would tend to create a nuisance or damage the reputation of the premises or of any such buildings. Without limiting the generality of the foregoing: Lessee shall not permit any objectionable noise or odor to escape or be emitted from the premises, Lessee shall not place any boxes, cartons, rubbish, merchandise or other personal property in the walkways or other common areas: and Lessee shall not place nor permit any loudspeaker or sound amplifier or any phonograph or other devices similar to any of the foregoing at any place in or out of the premises where the same may be heard outside of the premises.

(d) Lessee shall not load the floors beyond the point considered safe by a competent engineer or architect selected by Lessor.

(e) Lessee shall not place, maintain or attach any sign, display, insignia, decoration, lettering, awning, canopy, advertising or promotion matter or material, antenna, aerial or other device to the exterior or interior walls, windows, doors or roof of the premises without the prior written consent of Lessor. Lessor need not consent to any sign or other attachment which fails to conform to the general design concept of the building situated on the real property described in Exhibit "A" as established by Lessor. Notwithstanding Lessor's consent to any signs or other attachments, Lessee shall remove all such signs or other attachments upon termination of the lease and repair any damage to the premises caused thereby at Lessee's own cost and expense.

(f) Lessee shall keep the premises open for business and cause Lessee's business to be conducted therein continuously during the term of this lease during those days and hours as is customary for businesses of like character, except to the extent that the use of the premises is interrupted or prevented by causes beyond Lessee's reasonable control.

(G) Lessee shall not conduct or permit to be conducted any sale by auction on any part of the premises, whether said auction be voluntary, involuntary, pursuant to any assignment for the payment of creditors or pursuant to any bankruptcy or other insolvency proceedings. Lessee shall not permit the use of any part of the premises for a secondhand store, distress or fire sale, or bankruptcy or going-out-of-business sale or the like. Lessee shall not permit any coin-operated vending, novelty or game machines or equipment on the premises.

(H) Lessee shall not commit or suffer any strip or waste of the premises or the improvements thereon or any part thereof; and Lessee shall keep the premises in a neat, clean, sanitary and orderly condition.

(I) Lessee shall comply, and cause Lessee's employees, agents, invitees and customers, to comply with reasonable rules respecting the use of the premises and the common area promulgated by Lessor from time to time and communicated to Lessee in writing. Such rules shall include the regulation of parking, and Lessee and its employees shall park their cars and trucks only in areas designated by Lessor from time to time for that purpose. Without limiting the generality of the foregoing, such rules may establish hours during which the common areas shall be open for use, may regulate the receiving and delivery of goods and merchandise to the premises and may regulate the removal of garbage and refuse from the premises.

12. TENANT IMPROVEMENTS AND ALTERATIONS: Exhibit "D" sets forth the "Standard Tenant Improvements" to be completed at Lessor's expense, any allowances granted by Lessor to Lessee and any "Extra Tenant Improvements". With respect to Extra Tenant Improvements. Exhibit "D" sets forth whether the work is to be performed by Lessor or by Lessee and who is responsible for payment. Unless otherwise specified in Exhibit "D", Lessee shall pay for all Extra Tenant Improvements, whether the work is performed by Lessor or by Lessee. Lessee shall make no improvements or alterations on the premises of any kind, including the initial work to be performed by Lessee for Extra Tenant Improvements, without the prior written consent of Lessor, which consent shall not be unreasonably withheld. Prior to the commencement of any work by Lessee, Lessee shall first submit the following to Lessor and obtain Lessor's written consent to all of the following, which consent shall not be unreasonably withheld: Lessee's plans and specifications, including, without limitation, a comprehensive interior design plan, and detailed plans specifying carpeting, colors and

fixtures; Lessee's estimated costs; and the names of all of Lessee's contractors and subcontractors. If Lessor is to perform the work for some or all of the Extra Tenant Improvements, Lessor shall have the right to require Lessee to pay for the cost of the work in advance or in periodic installments. If the work is to be performed by the Lessee. Lessor shall have the right to require Lessee to furnish adequate security to insure timely payment to the contractors and subcontractors for such work. All work performed by the Lessee shall be done in strict compliance with all applicable building, fire, sanitary and safety codes, and other applicable laws, statutes, regulations and ordinances, and Lessee shall secure all necessary permits for the same. Lessee shall keep the premises free from all liens in connection with any such work. All work performed by the Lessee shall be carried forward expeditiously, shall not interfere with Lessor's work or the work to be performed by or for other tenants, and shall be completed within a reasonable time. Lessor or Lessor's agents shall have the right at all reasonable times to inspect the quality and progress of such work. All improvements. alterations and other work performed on the premises by either Lessor or Lessee shall be the property of Lessor when installed, except for Lessee's trade fixtures, and may not be removed at the expiration of this lease unless the applicable Lessor's consent specifically provides otherwise. Notwithstanding Lessor's consent to improvements or alterations by Lessee, all such improvements, alterations and other work to be performed by Lessee shall be at the sole cost and expense of Lessee.

13. REPAIRS AND MAINTENANCE:

(a) Subject to the terms of paragraph 6 above with respect to payment for Lessor's maintenance and repairs, the following shall be the responsibility of the Lessor, and Lessor shall maintain all of the following in good condition and repair:

(i) Structural repairs and maintenance and repairs necessitated by structural disrepair or defects.

(ii) Repair and maintenance of the exterior walls, roof, gutters, downspouts and foundation of the building in which the premises are located. This shall not include maintenance of the operating condition of doors and windows or replacement of glass, nor maintenance of the store front.

(iii) Repair of interior walls, ceilings, doors, windows, floors and floor coverings when such repairs are made necessary by the failure of Lessor to keep the structure in repair as above provided in this subparagraph (a).

(b) The following shall be the responsibility of Lessee, and Lessee shall maintain all of the following in good condition and repair:

(i) Any interior redecorating.

(ii) Any repairs to the premises and the building in which the premises are situated necessitated by the negligence of Lessee, its agents, employees and invitees.

(iii) Any repairs necessitated by damage to the premises or to the building in which the premises are situated resulting from burglary or attempted burglary of the premises.

(iv) Maintenance and repair and replacement when necessary of the heating and air conditioning systems and sprinkler systems, if any. If any of said systems are shared with other tenants, then Lessee shall pay or reimburse for Lessee's proportionate share of such maintenance, repair or replacement. Lessee's proportionate share shall be the percentage of such costs that the rentable square footage of the premises bears to the total rentable square footage of all tenants utilizing said systems. To the extent that heating and air conditioning systems and sprinkler systems service common areas, the proportionate share of the cost of any such repair, maintenance or replacement shall be included in the common area, operating and maintenance charges pursuant to paragraph 6.

(v) Maintenance and repair of the interior walls and floor coverings (both hard surfaces and carpeting).

(vi) Any repairs or alterations required under Lessee's obligation to comply with the laws and regulations as set forth in paragraph 11(b) above.

(vii) All other repairs and maintenance to the premises which Lessor is not required to make under subparagraph (a) above which includes, without limiting the generality of the foregoing, the replacement of all glass which may be broken, cracked or damaged during the term hereof with glass of as good or better quality than that used at the commencement of the term hereof, the store front, the interior wiring and plumbing and the drain pipes to sewers or septic tanks.

(c) Lessee shall have the benefit of any construction and equipment guaranties and warranties in favor of Lessor with respect to the premises.

(d) Lessor shall have the right to inspect the premises at any reasonable time or times to determine the necessity of repair. Whether or not such inspection is made, the duty of Lessor to make such repairs as outlined above in any area in Lessee's possession and control shall not mature until a reasonable time after Lessor has received from Lessee written notice of the necessity of repairs, except in the event emergency repairs may be required and in such event Lessee shall attempt to give Lessor appropriate notice considering the circumstances.

(e) All repairs, replacements, alterations or other work performed on or about the premises by Lessor shall be done in such a way as to interfere as little as reasonably possible with the use of the premises by Lessee. Lessee shall have no right to an abatement of rental nor any claim against Lessor for any inconvenience or disturbance resulting from Lessor's performance of repairs and maintenance pursuant to this paragraph.

(f) With respect to maintenance and repair of the heating and air conditioning systems and any sprinkler system, Lessor reserves the right to contract with a service company for the maintenance and repair of the foregoing systems, or any of them, and Lessee's proportionate share of such expenses shall be paid by Lessee to Lessor monthly: or, in the alternative, Lessor reserves the right to require Lessee to contract directly with a service company designated by Lessor from time to time for the maintenance and repair of the foregoing systems, or any of them, and to pay the service company on a monthly or other periodic basis for the same.

14. LIENS: Lessee shall keep the premises free from all liens, including construction and mechanic's liens, arising from any act or omission of Lessee or those claiming under Lessee. Lessor shall have the right to post and maintain on the premises or the building in which the premises are situated such notices of nonresponsibility as are provided for under the lien laws of the state in which the premises are located.

15. UTILITIES: Lessee shall promptly pay for all water and sewer services, gas and electrical services, including heat and light, garbage collection, and all other utility services used by Lessee during the term of this lease. If the heating and air conditioning systems or any other utility services are not on separate meters. Lessee shall pay its proportionate share of such charges based upon the actual use of the heating and air conditioning or such other utility services by Lessee and by the other tenants utilizing the same. Lessor makes no warranties or representations as to the quantity, quality, availability, amount or duration of any of the utility services referred to in this paragraph. Lessee shall arrange for regular and prompt pick up of trash and garbage. Lessor reserves the right to arrange for garbage collection on a cooperative basis for Lessee and other tenants, and if Lessor elects to do so, Lessee's proportionate share of the garbage collection charges shall be paid by Lessee to Lessor monthly.

16. ICE. SNOW AND DEBRIS: Lessee shall keep the walks adjacent to the premises free and clear of ice, snow, rubbish, debris and obstructions. Lessee shall save and protect Lessor

from any injury whether to Lessor or Lessee's property or to any other person or property caused by Lessee's failure to perform Lessee's obligations under this paragraph. Lessee's obligations under this paragraph shall be performed at Lessee's cost and expense.

17. LIGHT AND AIR: This lease does not grant any rights of access to light or air over any part of the real property described in Exhibit "A".

18. INDEMNITY OF LESSOR-INSURANCE: Lessee shall indemnify and save harmless Lessor from any and all liability, damage, expense, attorney's fees, causes of action, suits, claims or judgments, arising from injury to person or damage to property arising out of or connected with the use, occupancy, management, or control of the premises, excepting only the sole negligence of Lessor. Lessee shall, at its own cost and expense, defend any and all suits which may be brought against Lessor either alone or in connection with others upon any such above-mentioned cause or claim, and shall satisfy, pay and discharge any and all judgments that may be recovered against Lessor in any such action or actions in which Lessor may be a party defendant. Lessee shall at its own expense during the term of this lease carry in full force and effect a comprehensive public liability insurance policy, with an insurance carrier satisfactory to Lessor, naming Lessor as an additional insured, with limits not less the $1,000,000.00 per person, 1,000,000.00 per occurrence, and $1,000,000.00 per property damage, insuring against any and all liability of Lessee with respect to the premises including the common area or arising out of the maintenance, use or occupancy thereof. Such policies shall provide that the insurance shall not be cancellable or reduced without at least ten days' prior written notice to Lessor, and shall be deemed primary and noncontributing with any insurance available to Lessor. Lessee shall furnish Lessor with a certificate or other acceptable evidence that such insurance is in effect. Lessee shall also provide and maintain insurance to comply with Workmen's Compensation and Employer's Liability Laws.

19. WAIVER OF SUBROGATION: Neither party shall be liable to the other for any loss or damage caused by fire or any of the risks enumerated in a standard fire insurance policy with an extended coverage endorsement, including sprinkler leakage insurance, if any. All claims or rights of recovery for any or all such loss or damage, however caused, are hereby waived. Without limiting the generality of the foregoing, said absence of liability shall exist whether or not such loss or damage is caused by the negligence of either Lessor or Lessee or by any of their respective agents, servants or employees.

20. INJURY TO LESSEE'S PROPERTY: Lessor shall not be liable for any injury to the goods, stock, merchandise or other property of

Lessee or to any person in or about the premises resulting from fire or collapse of the building in which the premises are located or any portion thereof or any other cause, including, but not limited to, damage by water, gas or steam, or by reason of any electrical apparatus in or about the premises.

21. DAMAGE OR DESTRUCTION:

(a) If the premises shall be partially damaged by fire or other cause, and subparagraph (b) below does not apply, the damage to the premises shall be repaired by Lessor, and the monthly rent until such repair shall be made shall be reduced according to the part of the premises which is usable by Lessee, except when such damage occurs because of the fault of Lessee. The repairs shall be accomplished with all reasonable dispatch. Lessor shall bear the cost of such repairs unless the damage occurred from a risk which would not be covered by a standard fire insurance policy with an endorsement for extended coverage, including sprinkler leakage, and the damage was a result of the fault of Lessee, in which event Lessee shall bear the expense of the repairs.

(b) If the buildings situated on the real property described in Exhibit "A" or the building in which the premises are located or the premises, or any of them, are 35% or more destroyed during the term of this lease by any cause, Lessor may elect to terminate this lease as of the date of damage or destruction by notice given to Lessee in writing not more than 45 days following the date of damage. In such event, all rights and obligations of the parties shall cease as of the date of termination. In the absence of an election to terminate, Lessor shall proceed to restore the premises (if damaged) to substantially the same form as prior to the damage or destruction, so as to provide Lessee usable space equivalent in quantity and character to that before the damage or destruction. Work shall be commenced as soon as reasonably possible, and thereafter proceed without interruption, except for work stoppages on account of matters beyond the reasonable control of Lessor. From the date of damage until the premises are restored or repaired, the monthly rent shall be abated or reduced according to the part of the premises usable by Lessee, unless the damage occurred because of the fault of Lessee. Lessor shall bear the cost of such repairs and unless the damage occurred from a risk which would not be covered by a standard fire insurance policy with an endorsement for extended coverage, including sprinkler leakage, and the damage was a result of the fault of Lessee, in which event Lessee shall bear the expense of the repairs.

22. EMINENT DOMAIN:

(a) If a portion of the premises is condemned and neither subparagraph (b) nor subparagraph (c) apply, the lease shall continue in effect. Lessor shall be entitled to all the proceeds of condemnation, and Lessee shall have no claim against Lessor as a result of condemnation. Lessor shall proceed as soon as reasonably possible to make such repairs and alterations to the premises as are necessary to restore the remaining premises to a condition as comparative as reasonably practical to that existing at the time of condemnation. The monthly rent shall be abated to the extent that the premises are untenantable during the period of alteration and repair. After the date on which title vests in the condemning authority, the monthly rent shall be reduced commensurately with the reduction in value of the leased premises as an economic unit on account of the partial taking.

(b) If a condemning authority takes any substantial part of the real property described in Exhibit "A" or any substantial part of the building in which the premises are located, the lease shall, at the option of Lessor or Lessee, terminate as of the date title vests in the condemning authority. In such event, all rights and obligations of the parties shall cease as of the date of termination. Lessor shall be entitled to all of the proceeds of condemnation, and Lessee shall have no claim against Lessor as a result of the condemnation.

(c) If a condemning authority takes all of the premises or a portion sufficient to render the remaining premises reasonably unsuitable for Lessee's use, the lease shall terminate as of the date title vests in the condemning authority. In such event, all rights and obligations of the parties shall cease as of the date of termination. Lessor shall be entitled to all of the proceeds of condemnation, and Lessee shall have no claim against Lessor as a result of the condemnation.

(d) Sale of all or any part of the premises to a purchaser with the power of eminent domain in the face of a threat of probability of the exercise of the powers shall be treated for the purposes of this lease as a taking by condemnation.

(e) Lessee reserves all rights it may have against the condemnor in any condemnation action, including, but not limited to, damages for leasehold improvements or any damage to its business.

23. BANKRUPTCY: Subject to paragraph 27, this lease shall not be assigned or transferred voluntarily or involuntarily by operation of law. It may, at the option of Lessor, be terminated if Lessee be adjudged bankrupt or insolvent, or makes an assignment for the benefit of creditors, or files or is a party to the filing of a petition in bankruptcy, or commits an act of bankruptcy, or in the case a receiver or a trustee is appointed to take charge of any of the assets of Lessee or sublessees and

assigns in or about the premises, and such receiver or trustee is not removed within 30 days after the date of his appointment, or in the event of judicial sale of the personal property in or on the premises upon judgment against Lessee or any sublessee or assignee, unless such property or reasonable replacement thereof be installed on the premises. To the extent permitted by law, this lease or any sublease hereunder shall not be considered as an asset of a debtor-in-possession, or an asset in bankruptcy, insolvency, receivership, or other judicial proceedings.

24. DEFAULT: The following shall be events of default:

(a) Failure of Lessee to pay any rental when due or failure of Lessee to pay any other charge required hereunder within ten days after it is due.

(b) Failure of Lessee to comply with any term or condition or fulfill any obligation of this lease (other than the payment of rental or other charges). within ten days after written notice by Lessor specifying the nature of the default with reasonable particularity. If the default is of such a nature that it cannot be completely remedied within the ten-day period, this subparagraph shall be complied with if Lessee begins correcting the default within the ten-day period and thereafter proceeds with reasonable diligence and in good faith to effect the remedy as soon as practicable.

(c) The abandonment of the premises by Lessee or the failure of Lessee for 15 days or more to occupy the premises for one or more of the designated purposes of this lease unless such failure is excused under other provisions of this lease.

(d) The bankruptcy or insolvency of Lessee or the occurrence of other acts specified in paragraph 23 of this lease which give Lessor the option to terminate.

25. REMEDIES ON DEFAULT: In the event of a default, Lessor may, at Lessor's option, exercise any one or more of the rights and remedies available to a landlord in the state in which the premises are located to redress such default, consecutively or concurrently, including the following:

(a) Lessor may elect to terminate Lessee's right to possession of the premises or any portion thereof by written notice to Lessee. Following such notice Lessor may re-enter, take possession of the premises and remove any persons or property by legal action or self-help with the use of reasonable force and without liability for damages. To the extent permitted by law, Lessor shall have the right to take possession of the personal property belonging to Lessee which is on the premises at the time of re-entry, or the right to such other security interest therein as the law may permit, to secure all sums due or which become due to Lessor under this lease. Perfection of such security interest shall occur by taking possession of such personal property or as otherwise provided by law.

(b) Following re-entry by Lessor, Lessor may re-let the premises for a term longer or shorter than the term of this lease and upon any reasonable terms, including the granting of rent concessions to the new tenant. Lessor may alter, refurbish or otherwise change the character or use of the premises in connection with such re-letting. Lessor shall not be required to re-let for any use or purpose which Lessor may reasonably consider injurious to its property or to its best use or to re-let to any tenant which Lessor may reasonably consider objectionable. No such re-letting by Lessor following a default by Lessee shall be construed as an acceptance of the surrender of the premises. If rent received upon such re-letting exceeds the rent received under this lease, Lessee shall have no claim to the excess.

(c) Following re-entry, Lessor shall have the right to recover from Lessee the following damages:

(i) All unpaid rental or other charges for the period prior to re-entry plus interest at the highest rate permitted by the laws of the state in which the premises are situated.

(ii) An amount equal to the rental lost during any period during which the premises are not re-let, if Lessor uses reasonable efforts to re-let the premises. If Lessor lists the premises with a real estate broker experienced in leasing commercial property in the metropolitan area in which the premises are located, such listing shall constitute the taking of reasonable efforts to re-let the premises.

(iii) All costs incurred in re-letting or attempting to re-let the premises, including, without limitation, the cost of clean up and repair in preparation for a new tenant, the cost of correcting any defaults or restoring any unauthorized alterations, the amount of any real estate commissions applicable to the unexpired term of the lease and advertising expenses.

(iv) The difference between the rental reserved under this lease and the amount actually received by Lessor after re-letting, as such amounts accrue.

(v) Reasonable attorney's fees incurred in connection with the default, whether or not any litigation is commenced.

(d) Lessor may sue periodically to recover damages as they accrue throughout the term of this lease and no action for accrued damages shall be a bar to a later action for damages subsequently accruing. To avoid a multiplicity of actions, Lessor may obtain a decree of specific performance requiring Lessee to pay the damages stated in subparagraph (c) above as they accrue. Alternatively, Lessor may elect any one action to recover accrued damages plus damages attributable to the remaining term of this lease equal to the difference between the rental under this lease and the reasonable rental value of the premises for the remainder of the term, discounted to the time of the judgment at the rate of 6% per annum.

(e) In the event that Lessee remains in possession following default and Lessor does not elect to re-enter, Lessor may recover all back rental or other charges, and shall have the right to cure any nonmonetary default and recover the cost of such cure from Lessee, plus interest from the date of the expenditure at the highest rate permitted by the laws of the state in which the premises are situated. In addition, Lessor shall be entitled to recover attorney's fees reasonably incurred in connection with the default, whether or not litigation is commenced. Lessor may sue to recover such amounts as they accrue, and no one action for accrued damages shall bar a later action for damages subsequently accruing.

(f) In addition to all other remedies provided herein, if any rental or any other charge required hereunder is not received by Lessor within ten (10) days after it is due, Lessor may impose a late charge equal to five (5%) percent of the amount of the delinquent rental or other charge for each month in which any such rental or other charge is delinquent. Lessee shall pay any such late charges immediately upon being billed therefor by Lessor. The imposition by Lessor and/or the payment by Lessee of any such late charges shall not waive or cure Lessee's default hereunder.

(g) The foregoing remedies shall not be exclusive but shall be in addition to all other remedies and rights provided under applicable law, and no election to pursue one right shall preclude resort to another consistent remedy.

26. SURRENDER AT EXPIRATION:

(a) Condition Of Premises. Upon expiration of the lease term or earlier termination on account of default, Lessee shall deliver all keys to Lessor and surrender the premises in a first-class condition and broom clean. Improvements and alterations constructed by Lessee shall not be removed or restored to the original condition unless the terms of Lessor's consent provide otherwise or unless Lessor requests Lessee to remove such improvements or alterations, in which event Lessee shall remove the same and restore the premises. Depreciation and wear from ordinary use for the purpose for which the premises were let need not be restored, but all repair for which Lessee is responsible shall be completed to the latest practical date prior to such surrender. Lessee's obligations under this paragraph shall be subject to the provisions of paragraph 21 relating to damage or destruction.

(b) Fixtures:

(i) All fixtures placed on the premises during the term other than Lessee's trade fixtures, shall, at Lessor's option, become the property of Lessor. Movable furniture, decorations, floor covering other than hard surface bonded or adhesively fixed flooring, curtains, drapes, blinds, furnishings and trade fixtures shall remain the property of Lessee if placed on the premises by Lessee: provided, however, if Lessor granted Lessee an allowance for improvements, installations, floor coverings, curtains, drapes, blinds or other items (see Exhibit "D"), such items shall, at Lessor's option, become the property of Lessor notwithstanding the installation thereof by Lessee.

(ii) If Lessor so elects, Lessee shall remove any or all fixtures which would otherwise remain the property of Lessor, and shall repair any physical damage resulting from the removal. If Lessee fails to remove such fixtures, Lessor may do so and charge the cost to Lessee with interest from the date of expenditure at the highest rate permitted by the laws of the state in which the premises are situated. Lessee shall remove all furnishings, furniture and trade fixtures which remain the property of Lessee. If Lessee fails to do so, this shall be an abandonment of the property, and Lessor may retain the property and all rights of Lessee with respect to it shall cease or, by notice in writing given to Lessee within 20 days after removal was required, Lessor may elect to hold Lessee to its obligation of removal. If Lessor elects to require Lessee to remove, Lessor may effect a removal and place the property in public or private storage for Lessee's account. Lessee shall be liable to Lessor for the cost of removal, transportation to storage, and storage, with interest on all such expenses from the date of expenditure by Lessor at the highest rate permitted by the laws of the state in which the premises are situated.

(iii) The time for removal of any property or fixtures which Lessee is required to remove from the premises upon termination shall be on or before the date the lease terminates because of expiration of the term or because of a default under paragraphs 24 and 25.

(c) Holdover:

(i) If Lessee does not vacate the premises at the time required, Lessor shall have the option to treat Lessee as a tenant from month-to-month, subject to all the provisions of this lease except the provision for the term of this lease. Failure of Lessee to remove fixtures, furniture, furnishings or trade fixtures which Lessee Is required to remove under this lease shall constitute a failure to vacate to which this sub. paragraph (C) shall apply,

(ii) If a month-to-month tenancy results from a holdover by Lessee under this subparagraph (c), the tenancy shall be terminable at the end of any monthly rental period on written notice from Lessor given not less than ten days prior to the termination date which shall be specified in the notice. Lessee waives any notice which would other wise be provided by law with respect to a month-to-month tenancy.

27. ASSIGNMENT AND SUBLETTING: Lessee shall not assign this lease or sublet all or any part of the premises without the written consent of Lessor. In the event that Lessor shall consent to an assignment or sublease hereunder, Lessee shall pay Lessor's reasonable fees and costs, not to exceed $500.00 incurred in connection with the processing of documents necessary to the giving of such consent. If Lessee is a corporation or a partnership, the transfer, assignment or change in the ownership of any stock or partnership interest in the aggregate in excess of 33% shall be deemed an assignment within the meaning of this paragraph. Lessee shall remain primarily liable, after any assignment or sublease, for the payment of the rental and the performance of all of Lessee's obligations under this lease, notwithstanding such assignment or subletting by Lessee. If Lessee at any time desires to assign or sublet the premises or any part thereof, Lessee shall first notify Lessor in writing of its desire to do so, and offer Lessor the right to recapture, at the square foot rental for the space then applicable pursuant to this lease or the rental which Lessee proposed to obtain, whichever is lower, all or such part of the premises that Lessee desires to assign or sublet. Lessor shall have the option, to be exercised within 15 days from the date of the giving of such notice, to require Lessee to execute an assignment to Lessor of this lease or a sublease to Lessor of the premises or such portion thereof as Lessee desires to sublet, with the right of Lessor to sublet to others, or to anyone designated by Lessor. If Lessor exercises such option and such assignment or sublease is at the rental specified in this lease, Lessee shall be released of all further liability hereunder, from and after the effective date of such assignment or sublease, with respect to the premises

included therein. If Lessor does not exercise such option within such time, Lessee may thereafter assign this lease or sublet the premises designated in such notice, provided Lessor consents thereto, but at a rental not less than that offered to Lessor in such notice and not later than 90 days after the giving of such notice (unless a further notice is given). Lessor understands that Lessee is presently a partnership, and that Lessee may assign this lease to a new corporation with the same name and ownership without Lessor's permission or costs and fees.

28. SUBORDINATION: Lessee's interest hereunder shall be subordinate to any mortgage placed on the premises by Lessor except that no assignment or transfer of Lessor's rights hereunder to a lending institution as collateral security in connection with such a mortgage and no foreclosure sale resulting from the default of Lessor in the performance of Lessor's obligations assumed in connection with such a mortgage shall affect Lessee's right to possession, use and occupancy of the premises so long as Lessee shall not be in default under any of the terms and conditions of this lease. If required by any mortgage lender to which Lessor applies for construction or permanent financing, Lessee agrees to execute and acknowledge an instrument in recordable form which expressly subordinates Lessee's interest hereunder to the interests of any mortgage lender. As an accommodation to Lessor and at Lessor's request, Lessee shall furnish Lessor current and past balance sheets and operating statements in the form requested by any mortgage lender to which Lessor applies for construction or permanent financing concerning the real property described in Exhibit "A".

29. ESTOPPEL CERTIFICATE: Lessee shall from time to time, upon not less than 15 days' prior notice, submit to Lessor, or to any person designated by Lessor, a statement in writing certifying that this lease is unmodified and in full force and effect (or if there have been modifications, identifying the same by the date thereof and specifying the nature thereof), that to the knowledge of Lessee no uncured default exists hereunder (or if such uncured default does exist, specifying the same), the dates to which the rental and other sums and charges payable hereunder have been paid, and that Lessee has no claims against Lessor and no defenses or offsets to rental except for the continuing obligations under this lease (or if Lessee has any such claims, defenses or offsets, specifying the same). The estoppel certificate shall be in such form as Lessor may request or such form as any lender, financial institution or prospective purchaser may require of Lessor.

30. PERFORMANCE BY LESSOR: Lessor shall not be deemed in default for the nonperformance or for any interruption or delay in performance of any of the terms, covenants and conditions of this lease if the same shall be due to any labor dispute, strike, lock-out, civil commotion or like operation, invasion, rebellion, hostilities, military or usurped power, sabotage, governmental regulations or controls, inability to obtain labor, services or materials, or through act of God or causes beyond the reasonable control of Lessor, provided such cause is not due to the willful act or neglect of Lessor.

31. LESSOR'S RIGHT TO CURE DEFAULT: If Lessee shall fail to perform any of the covenants or obligations to be performed by Lessee, Lessor, in addition to all other remedies provided herein, shall have the option to cure such default after 30 days' written notice to Lessee. Without limiting the generality of the foregoing, it is understood that Lessor's right to cure defaults includes any failure by Lessee to perform repairs and maintenance required under this lease, to clean windows and other portions of the storefront, and in general to keep the premises and adjacent walks in a neat, clean and orderly condition. All of Lessor's expenditures incurred to correct the default shall be reimbursed by Lessee upon demand with interest at the highest rate permitted by the laws of the state in which the premises are situated from the date of expenditure by Lessor. Lessor's right to cure defaults is for the full protection of Lessor and the existence of this right shall not release Lessee from the obligation to perform all of the covenants herein provided to be performed by Lessee, or deprive Lessor of any other right which Lessor may have by reason of such default by Lessee.

32. INSPECTION: Lessor, Lessor's agents and representatives, shall have the right to enter upon the premises at reasonable times for the purpose of inspecting the same, for the purpose of making repairs or improvements to the premises or the building in which the premises are located or for any lawful purpose.

33. FOR SALE AND FOR RENT SIGNS: During the period of 90 days prior to the date for the termination of this lease, Lessor may post on the premises or the windows thereof signs of moderate size notifying the public that the premises are "for sale" or "for rent" or "for lease"..

34. NON-WAIVER: The acceptance by Lessor of any rental or other benefits under this lease shall not constitute a waiver of any default. Any waiver by Lessor of the strict performance of any of the provisions of this lease shall not be deemed to be a waiver of subsequent breaches of the same character or of a

different character, occurring either before or subsequent to such waiver, and shall not prejudice Lessor's right to require strict performance of the same provisions in the future or of any other provision of this lease.

35. ATTORNEY'S FEES: If suit or action is instituted in connection with any controversy arising out of this lease, the prevailing party shall be entitled to recover in addition to costs such sums as the trial court may adjudge reasonable as attorney's fees, and in the event any appeal is taken from a judgment or decree in such suit or action, the losing party shall pay the prevailing party in the appeal its reasonable attorney's fees and costs arising from such litigation and appeal.

36. NOTICES: Any notice required or permitted under this lease shall be in writing and shall be given when actually delivered or when deposited in United States mail as certified or registered mail addressed as follows:

To Lessor: WARZ Investments L.L.C. 16255 SW Holly Hill Rd.
Hillsboro, Oregon 97123

To Lessee: 314 E. Main St. Hillsboro, Oregon 97123

or to such other addresses as may be specified from time to time by either of the parties in the manner above provided for the giving of notice.

37. FINANCING: It is acknowledged that Lessor may from time to time finance or refinance the construction of the building or buildings and other improvements on the real property described in the attached Exhibit "A", and that the lender must approve this lease, and. in order to receive such approval, this lease may have to be amended or modified. Provided that the term hereof shall not be changed, that the size or location of the premises shall not be altered, and that Lessee's obligations to pay rent and other charges hereunder shall not be increased, Lessee agrees that it shall consent to and execute any such amendment or modification of this lease as may be reasonably requested by the lender or lenders. In the event Lessee fails to consent to any such ameadment or modfication, Lessor, at its option, may cancel and terminue this lease, on 30 days' written notice to Lessee, and in such event each of the parties shall be released and discharged from any and all liability hereunder, any money or security deposited shall be returned to Lessee and neither party shall have any liability to the other by reason of such termination.

38. RECORDING: This lease shall not be recorded; however, upon written request by either party, Lessor and Lessee shall execute and acknowledge a memorandum of this lease for purposes of recording.

39. MISCELLANEOUS:

(a) Interpretation. In interpreting or construing this lease, it is understood that Lessee may be more than one person, that if the context so requires, the singular pronoun shall be taken to mean and include the plural, and that generally all grammatical changes shall be made, assumed and implied to make the provisions hereof apply equally to corporations, partnerships and individuals.

(b) Headings. The marginal headings or titles to the paragraphs of this lease are for convenience and shall have no effect upon the construction or interpretation of any part of this lease.

(c) Modifications. It is understood that there are no oral agreements between the parties hereto affecting this lease and that this lease supersedes and cancels any and all previous negotiations, arrangements, brochures, advertising, agreements and understandings, it any, between the parties hereto or their agents or by or through any broker with respect to this lease and the subject matter thereof. This instrumcut contains all of the agreements made between the parties to this lease and may not be modified or amended orally or in any other manuer than by an agreement in writing signed by all of the parties to the lease or their respective successors in interest.

(d) Time of the Essence. Time is of the essence of each provision of this lease.

(e) Succession. Subject to the restrictions on assignment or transfer of Lessee's interest as set forth in this lease, this lease shall be binding upon and inure to the benefit of the parties, and their respective heirs, personal representatives, successors and assigns.

(f) Representations. Lessor makes no representations or warranties with respect to the premises except as may be expressly set forth in this lease.

(g) Severability. If any portion of this lease or the application thereof to any party or person or circumstance shall be invalid or unenforceable to any extent, the remainder of this lease and the application of such provisions to either party or to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

40. EXHIBITS AND ADDITIONAL PROVISIONS: Exhibits "A", "B", "C" and "D" which are referred to in this lease are attached hereto and by this reference incorporated herein. Additional provisions, if any, are set forth in Exhibits "E" attached hereto and by this reference incorporated herein

IN WITNESS WHEREOF, Lessor and Lessee have executed this lease in duplicate the day and year first herein written, any corporate signature bing by the authority of the Board of Directors.

Columbia Community Bank, (proposed) a partnership

WARZ Investments L.L.C.

by [signature]

Ted Rose [signature]

Ted Rose

by [signature] chairman

LESSOR

LESSEE

EXHIBIT "C"

RENT SCHEDULE

MONTHLY RENT DURING THE TERM OF THIS LEASE SHALL BE:

April 1, 1998 thru March 31, 1999

$4,800.00 + CAM charges, taxes and insurance

April 1, 1999 thru March 31, 2000

$5,500.00 + CAM charges, taxes and insurance

April 1, 2000 thru March 31, 2001

$5,700.00 + CAM charges, taxes and insurance

April 1, 2001 thru March 31, 2002

$5,900.00 + CAM charges, taxes and insurance

April 1, 2002 thru March 31, 2003

$6,200.00 + CAM charges, taxes and insurance

EXHIBIT "E"

OPTION TO RENEW: Lessee shall have the option to renew this lease for one additional five year term if the lease is not then in default, as follows:

I. The renewal term shall commence on the day following the date of termination of the original term of the lease.

II. The option may be exercised by written notice to Lessor given not less than 180 days prior to the last day of the term of the lease. The giving of such notice shall be sufficient to make the lease binding for the renewal term without further act of parties, who shall then be bound to take the steps required in connection with the determination of rent as specified below.

III. The terms and conditions of the lease for the renewal term shall be identical with the original term except for the following:

The rent for the renewal term shall be $6500.00 per month during the 6th year, $6700.00 per month during the 7th year, $6900.00 per month during the 8th year, $7100.00 per month during the 9th year, $7300.00 per month during the 10th year.

EXHIBIT "A"

PARCEL I:

The North 99.9 feet of Lots 1, 2, 3 and 4, REIDT'S SUBDIVISION OF LOTS 1 AND 2, and Part of Lots 7 and 8, Block 19, HILLSBORO, in the City of Hillsboro, County of Washington and State of Oregon.

PARCEL II:

That portion of Lots 1, 2, 3 and 4, REIDT'S SUBDIVISION OF LOTS 1 AND 2, and part of Lots 7 and 8, Block 19, HILLSBORO, in the City of Hillsboro, County of Washington and State of Oregon, described as follows:

Beginning at a point 99.9 feet South of the Northwest corner of Lot 1; thence East parallel to the South line of Main Street 198 feet to a point on the East line of Lot 4; thence South 49.1 feet to the Northeast corner of that certain tract of land conveyed to Carl O. Peterson by Deed recorded October 29, 1929 in Book 142, page 518; thence West along the North line of said Peterson Tract, 198 feet to the Easterly line of 3rd Avenue; thence North to the place of beginning.

TOGETHER WITH a perpetual easement over, across and upon the following described tract;

Beginning at a point on the South line of Main Street in the City of Hillsboro, Oregon, at the Northeast corner of Lot 4, in REIDT'S ADDITION TO THE CITY OF HILLSBORO, as shown by the duly recorded map and plat thereof; which point is further described as being 198 feet East of the Northwest corner of Block 19, and running thence South to the Northeast corner of the above described property; thence West 10 feet; thence North to the South line of Main Street; thence East 10 feet to the place of beginning.

EXHIBIT "A"

First American Title Insurance Company of Oregon

An assumed business name of TITLE INSURANCE COMPANY OF OREGON

1700 S.W. FOURTH AVENUE, PORTLAND, OR 97201-5512
(503) 222-3651



1N 2 31CD
ALL SAINTS PARISH
N.E. THIRD AVENUE
N.E. FOURTH AVENUE
EAST
MAIN
WASHINGTON FEDERAL SAVINGS LOAN
HILL SUB.
SBORO
CONGREGATIONAL CHURCH
AVENUE
SEE MAP IN 2 31CC
OREGON (ABANDONED) ELECTRIC
S.E. WASHINGTON
THIRD
FOURTH
SOUTH LINE LACLECY D.L.C.
3700
3800
4000
4100
4200
3900
4800
4500
4600
4700
4900
3401
5000
2500
2800
2601
2400
2700
2800
3000
2900
2000
2101
2100
5301
5300
5200
5400
5500
5600
5700
5601
6300
6100
6000
7100
6400
6700
6800
6600
6500
6900
7000
12500
12700
12600
12600 A1
12300
12200
13700
11000
10900
10800
10702
10700
10701
11100
12100
12801
13600
11200
12000

EXHIBIT "A-1"

TOTAL P.06


LEASED BY OTHERS
LEASED BY OTHERS

EXHIBIT "B"

EXHIBIT " D "

Lessor to alter north vestibule as needed and build necessary walls to separate Lessee's area from other tenants. Lessor will also build an ADA compliant restroom in an area specified by Lessor to be used by Lessee.

Lessor will grant Lessee an extra tenant improvement allowance of up to $40,000.00, with all improvements to be completed by Lessee. Upon completion of extra tenant improvements, Lessor will reimburse Lessee for the allowance up to $40,000.00.

If Lessee exercises its option to renew at the end of 5 years, there will be no tenant improvement allowance granted at that time. Any tenant improvements at that time will be at Lessee's expense.

WARZ INVESTMENTS L.L.C.

16255 SW Holly Hill Rd • Hillsboro, Oregon 97123

TED ROSE

Phone: (503) 628-1221
Fax: (503) 628-3060

File w/ lease

Dear Columbia Community Bank:

The Common Area Maintenance (CAM) charges include the following :

- taxes
- insurance
- water and sewer
- garbage
- electrical
- heating
- general repairs
- landscaping

The estimated cost of the CAM charges for 1998 is $3.00 per foot.

From William Kingsley

314 Main Street
Common Area Maintenance
Water / Sewer, Insurance & Taxes

	1999 BUDGET	1999 ACTUAL	2000 BUDGET
HVAC REPAIRS, SERVICE AND SUPPLIES	2,500.00	$2,500.00	$2,500.00
GEN. BLDG. REPAIRS, MAINTAINANCE & RESERVES	2,700.00	$2,700.00 *	$2,500.00
LANDSCAPING & RESERVES	600.00	$600.00	$600.00
PARKING LOT REPAIRS, SWEEPING & RESERVES	2,500.00	$2,500.00	$2,000.00
ROOF REPAIR & RESERVES	3,500.00	$3,500.00	$3,500.00
SUBTOTAL	11,800.00	$11,800.00	$11,100.00
WATER/SEWER/ELECTRICAL/GAS/GARBAGE	10,800.00	$14,177.00	$15,000.00
INSURANCE	1,800.00	$1,778.00	$2,150.00
PROPERTY TAXES	12,000.00	$11,766.00	$12,600.00
GRAND TOTAL	36,400.00	39,521.00	40,850.00

* Actual building repair was $8000.99. $2700 collected in 1999, leaving $5300.99 to be collected in future years.

WARZ INVESTMENTS L.L.C.

16255 SW Holly Hill Rd • Hilisboro, Oregon 97123

TED ROSE

Phone: (503) 628-1221
Fax: (503) 628-3080

Columbia Community Bank
314 E. Main
Hillsboro, Oregon 97123

January 31,2000

Gentlemen:

Pursuant to the provisions of your lease agreement, you are responsible for your proportionate share of the common area maintenance (C.A.M.) charges, insurance, water and sewer and taxes. The amounts for the coming year are projected from a budget based on the past years history. These amounts are then reconciled at the end of each year based on actual expenditures either refunding you with the overpayment or billing you for the shortfall.

Following is the 1999 budget and actual amounts spent in 1999.

	CAM	INSURANCE	UTILITIES	TAXES
1999 BUDGET	$11,800.00	$1,800.00	$10,800.00	$12,000.00
1999 ACTUALS	$11,800.00	$1,778.00	$14,177.00	$11,766.00
YOUR PERCENTAGE	33.%	33.%	33.%%	33.%
YOUR SHARE	$ 3,894.00	$ 586.74	$ 4,678.41	$ 3,882.78
YOU PAID	$ 4,638.00	$ 633.00	$ 3,394.88	$ 4,126.25
DIFFERENCE	$ 744.00	$ 46.26	$(1,283.53)	$ 243.47

TOTAL DIFFERENCE FOR 1999 $ (249.80) Please remit payment.

Following is the 2000 budget and your new payment amount.

	C.A.M.	INSURANCE	UTILITIES	TAXES
2000 BUDGET	$11,100.00	$2,150.00	$15,000.00	$12,600.00
YOUR PERCENTAGE	33%	33%	33%	33%
YOUR SHARE	$ 3,663.00	$ 709.50	$ 4,950.00	$ 4,158.00
MON. PAYMENT	$ 305.25	$ 59.13	$ 412.50	$ 346.50

The new monthly payment is reflected in your February statement.

If you have any questions, please feel free to call me at (503) 628-1221.

Sincerely,

Ted Rose

Ted Rose

MULTITENANT
OFFICE
LEASE AGREEMENT

OPUS REAL ESTATE OREGON IV, L.L.C.,
a Delaware limited liability company, as Landlord,

and

COLUMBIA COMMUNITY BANK CORPORATION,
an Oregon corporation, as Tenant.

SOUTHWEST CENTER

TIGARD, OREGON

::ODMA\PCDOCS\PORTLAND\453292\6

TABLE OF CONTENTS

EXHIBITS:

Exhibit "A"	Definitions
Exhibit "B"	Legal Description of the Land
Exhibit "C"	Floor Plan
Exhibit "C-1"	Location of Reserved Parking Stalls, Drive-Through and Identification Sign
Exhibit "C-2"	Approved Sign Specifications
Exhibit "D"	Commencement Date Memorandum
Exhibit "E"	Building Rules
Exhibit "F"	Landlord's Improvements

OFFICE LEASE AGREEMENT

This Office Lease Agreement is made and entered into as of the Effective Date by and between OPUS REAL ESTATE OREGON IV, L.L.C., a Delaware limited liability company, as Landlord, and COLUMBIA COMMUNITY BANK CORPORATION, an Oregon corporation, as Tenant.

DEFINITIONS

Capitalized terms used in this Lease have the meanings ascribed to them on the attached **EXHIBIT "A."**

BASIC TERMS

The following Basic Terms are applied under and governed by the particular section(s) in this Lease pertaining to the following information:

1. **Premises:** Approximately 3,954 rentable square feet located on the ground floor of the Building. The Premises is depicted on **EXHIBIT "C."** (See Section 1.1)

2. **Lease Term:** 78 months (See Section 1.2)

3. **Term Extension Options:** One 5-year option (See Section 1.2.5)

4. **Basic Rent:**

Months	Annual Basic Rent per rentable square foot of the Premises	Monthly Installments
1-6	Conditionally Abated	Conditionally Abated
7-12	$20.00	$6,590.00
13-24	$20.60	$6,787.70
25-36	$25.00	$8,237.50
37-48	$25.75	$8,484.63
49-60	$26.52	$8,738.34
61-72	$27.31	$8,998.65
73-78	$28.13 (See Section 2.1)	$9,268.84

	Renewal Term:	Rent determined in accordance with Section 1.2.5
5.	**Initial Tenant's Share of Excess Expenses Percentage:**	4.5% (3,954/88,335) (See Section 3.7)
6.	**Expense Base:**	$5.80 per rentable square foot (includes Property Taxes)
7.	**Improvement Allowance:**	$30.00 per rentable square foot of the Premises
8.	**Security Deposit:**	$9,268.84
9.	**Current Property Manager/Rent Payment Address:**	Opus Real Estate Oregon IV, L.L.C. Southwest Center 6461 Paysphere Circle Chicago, IL 60674
10.	**Address of Landlord for Notices:**	Opus Real Estate Oregon IV, L.L.C. 10350 Bren Road West Minnetonka, MN 55343 Attn: Tom Mott Telephone: (952) 656-4585 Facsimile: (952) 656-4750
	With a copy to:	Opus L.L.C. 10350 Bren Road West Minnetonka, MN 55343 Attn: Legal Department
	With a copy to:	Property Manager at the address described in Section 8 of the Basic Terms.
11.	**Address of Tenant for Notices:**	Columbia Community Bank Corporation 314 E. Main, Suite A Hillsboro, OR 97123 Attn: Rick Roby
	With a copy to:	Barton C. Bobbitt PC Suite 500 4380 SW Macadam Avenue Portland, OR 97239 Attn: Barton C. Bobbitt
12.	**Broker(s):**	Colliers International (Landlord) CB Richard Ellis, Inc. (Tenant) (See Section 18.11)

ARTICLE 1.
LEASE OF PREMISES AND LEASE TERM

1.1. Premises.

In consideration of the mutual covenants this Lease describes and other good and valuable consideration, Landlord leases the Premises to Tenant and Tenant leases the Premises from Landlord, upon and subject to the terms, covenants and conditions set forth in this Lease. The rentable area of the Premises is deemed to be the rentable area specified in the Basic Terms, regardless of any variation that may arise from subsequent measurement.

1.2. Term, Delivery and Commencement.

1.2.1. Commencement and Expiration of Term.

The Term of this Lease is the period stated in the Basic Terms. The Term commences on the Commencement Date and, unless earlier terminated in accordance with the terms and conditions of this Lease, expires on the last day of the last calendar month of the Term.

1.2.2. Tender of Possession.

Landlord will use commercially reasonable efforts to tender possession of the Premises to Tenant on or before the Delivery Date, subject to any extension of such date under Section 18.18. If Landlord is unable to tender possession of the Premises to Tenant on or before the Delivery Date, this Lease remains in full force and effect; provided, however, that except to the extent the delay is caused by Tenant Delay, Landlord will appropriately adjust the Commencement Date.

1.2.3. Commencement Date Memorandum.

Within a reasonable time after the Commencement Date, Landlord will deliver to Tenant the Commencement Date Memorandum with all blanks relating to dates completed with dates Landlord derives in accordance with this Lease. Tenant, within 10 days after receipt from Landlord, will execute and deliver to Landlord the Commencement Date Memorandum. Tenant's failure to execute and deliver to Landlord the Commencement Date Memorandum does not affect any obligation of Tenant under this Lease. If Tenant does not timely execute and deliver to Landlord the Commencement Date Memorandum, Landlord and any prospective purchaser or encumbrancer may conclusively rely on the information contained in the unexecuted Commencement Date Memorandum Landlord delivered to Tenant.

1.2.4. Early Occupancy.

Tenant will not occupy the Premises before Substantial Completion without Landlord's prior written consent, which consent Landlord may grant, withhold or condition in its sole and absolute discretion. If Landlord consents, Tenant, during the early occupancy period, must comply with and observe all terms and conditions of this Lease (other than Tenant's obligation to pay Basic Rent).

1.2.5. Extension of Term.

Provided that no Event of Default exists at the time of exercise, Tenant may extend the Term of this Lease for one period of five years ("Extension Option"). Tenant must exercise such right of extension by delivering written notice of Tenant's exercise at least 9, but not more than 12, months prior to the expiration of the Term. Failure of Tenant timely to deliver such notice of exercise shall render the extension option void. Extension of the Term will be on the same terms, covenants and conditions as in this Lease, other than Basic Rent. Basic Rent for the extension period will be the Fair Market Basic Rent for the extension term. If Tenant timely delivers its notice of exercise, Landlord will determine such Fair Market Basic Rent and deliver Landlord's determination to Tenant at least 8 months prior to the expiration of the then-current Term. In no event will the Fair Market Basic Rent for an extension of the Term be less than the Basic Rent (exclusive of temporary abatements) payable by Tenant for the Lease Year immediately prior to commencement of the applicable extension period. The Extension Option personal to Tenant and may not be assigned or transferred in any manner except in connection with an approved Transfer under Article 13.

1.2.6. Selection of Fair Market Basic Rent.

If Tenant disputes Landlord's determination of Fair Market Basic Rent for an extension of the Term, Tenant will deliver notice of such dispute, together with Tenant's proposed Fair Market Basic Rent, to Landlord within ten days of Tenant's receipt of Landlord's determination. The parties will then attempt in good faith to agree upon the Fair Market Basic Rent. If the parties fail to agree within 15 days, then either party shall be entitled to give notice to the other electing to have the Fair Market Basic Rent selected by an appraiser as provided in this section. Upon delivery and receipt of such notice, the parties will within seven days thereafter mutually appoint an appraiser who will select (in the manner set forth below) the Fair Market Basic Rent (the "**Deciding Appraiser**"). The Deciding Appraiser must have at least five years of full-time commercial appraisal experience with projects comparable to the Property and be a member of the American Institute of Real Estate Appraisers or a similar appraisal association. The Deciding Appraiser may not have any material financial or business interest in common with either of the parties. If Landlord and Tenant are not able to agree upon a Deciding Appraiser within such seven days, each party will within five days thereafter separately select an appraiser meeting the criteria set forth above, which two appraisers will, within seven days of their selection, mutually appoint a third appraiser meeting the criteria set forth above to be the Deciding Appraiser. Within seven days of the appointment (by either method) of the Deciding Appraiser, Landlord and Tenant will submit to the Deciding Appraiser their respective determinations of Fair Market Basic Rent and any related information. Within 21 days of such appointment of the Deciding Appraiser, the Deciding Appraiser will review each party's submittal (and such other information as the Deciding Appraiser deems necessary) and will select, in total and without modification, the submittal presented by either Landlord or Tenant as the Fair Market Basic Rent; provided, however, that in no event will Fair Market Basic Rent for an extension of the Term be less than the Basic Rent (exclusive of abatements) payable by Tenant immediately prior to commencement of the applicable extension period. Subject to the previous sentence, if the Deciding Appraiser timely receives one party's submittal, but not both, the Deciding Appraiser must designate the submitted proposal as the Fair Market Basic Rent for the applicable extension of the Term. Any determination of Fair Market Basic Rent made by the

Deciding Appraiser in violation of the provisions of this section shall be beyond the scope of authority of the Deciding Appraiser and shall be null and void. If the determination of Fair Market Basic Rent is made by a Deciding Appraiser, Landlord and Tenant will each pay, directly to the Deciding Appraiser, one-half (½) of all fees, costs and expenses of the Deciding Appraiser. Landlord and Tenant will each separately pay all costs, fees and expenses of their respective additional appraiser (if any) used to determine the Deciding Appraiser. If the Fair Market Basic Rent for the Extension Term is not determined before the first day of the Extension Term, Tenant shall continue to pay Basic Rent in the amount payable during the immediately preceding period until the Basic Rent for the Extension Term is determined and Tenant has been so notified in writing. Within 10 Business Days after the Basic Rent for the Extension Term has been determined, Tenant shall pay to the Landlord the excess, if any, of the Basic Rent due at the rate set by the appraiser(s) over the Basic Rent actually paid during any expired portion of the Extension Term.

ARTICLE 2.
RENTAL AND OTHER PAYMENTS

2.1. Basic Rent.

Tenant will pay Basic Rent in monthly installments to Landlord, in advance, without offset or deduction, commencing on the Commencement Date and continuing on the first day of each and every calendar month after the Commencement Date during the Term. Tenant shall deliver to Landlord, together with its delivery of this Lease, the Basic Rent due for the first month of the Term in which Basic Rent is payable. Tenant will make all Basic Rent payments to Landlord in care of Property Manager at the address specified in the Basic Terms or at such other place or in such other manner as Landlord may from time to time designate in writing. Tenant will make all Basic Rent payments without Landlord's previous demand, invoice or notice for payment. Landlord and Tenant will prorate, on a per diem basis, Basic Rent for any partial month within the Term.

2.2. Additional Rent.

Article 3 of this Lease requires Tenant to pay certain Additional Rent pursuant to estimates Landlord delivers to Tenant. Tenant will make all payments of estimated Additional Rent in accordance with Sections 3.3 and 3.4 without deduction or offset and without Landlord's previous demand, invoice or notice for payment. Except as specifically set forth in this Lease, Tenant will pay all other Additional Rent described in this Lease that is not estimated under Sections 3.3 and 3.4 within 10 days after receiving Landlord's invoice for such Additional Rent. Tenant will make all Additional Rent payments to the same location and, except as described in the previous sentence, in the same manner as Tenant's Basic Rent payments.

2.3. Delinquent Rental Payments.

If Tenant does not pay any installment of Basic Rent, Additional Rent or any other payment due under this Lease within three Business Days after the date the payment is due, Tenant will pay Landlord an additional amount equal to the greater of (a) interest on the delinquent payment calculated at the Maximum Rate from the date when the payment is due through the date the payment is made, or (b) a late payment charge equal to 3.5% of the amount of the delinquent payment. Landlord's right to such compensation for the delinquency is in addition to all of Landlord's rights and remedies under this Lease, at law or in equity.

2.4. Independent Obligations.

Notwithstanding any contrary term or provision of this Lease, Tenant's covenant and obligation to pay Rent is independent from any of Landlord' covenants, obligations, warranties or representations in this Lease. Tenant will pay Rent without any right of offset or deduction.

2.5. Security Deposit

Contemporaneously with the execution hereof, Tenant shall pay to Landlord the sum identified as the Security Deposit in the Basic Terms (the "Security Deposit"). The Security Deposit shall be held by Landlord without liability for interest and as security for the performance by Tenant of Tenant's covenants and obligations under this Lease, it being expressly understood that such deposit shall not be considered an advance payment of Basic Rent or Additional Rent or a measure of Landlord's damages in case of default by Tenant. Upon the occurrence of any event of default by Tenant, Landlord may, from time to time, without prejudice to any other remedy, use the Security Deposit to make good any arrearages of Basic Rent, Additional Rent and any other damage, injury, expense or liability caused to Landlord by such event of default. Following any such application of the Security Deposit, Tenant shall pay to Landlord on demand the amount so applied in order to restore the Security Deposit to its original amount. Provided there exists no Event of Default hereunder, any remaining balance of the Security Deposit shall be returned by Landlord to Tenant upon expiration or earlier termination of this Lease. If Landlord transfers its interest in the Demised Premises during the term of this Lease, Landlord may assign the Security Deposit to the transferee and thereafter shall have no further liability for the return of the Security Deposit.

2.6. Conditional Rent Abatement.

This Lease provides Tenant with a conditional rent abatement during the first six (6) months of the initial Term ("Conditional Rent"). The Conditional Rent means that Basic Rent applicable to the Premises during such period accrues as a contingent obligation of Tenant to Landlord but is not payable unless an Event of Default regarding nonpayment of Rent occurs in the initial Term under this Lease. Upon the occurrence of such an Event of Default, the Conditional Rent will automatically become immediately due and payable to Landlord without notice or demand of any kind. If no Event of Default in payment of Rent occurs during the initial Term, Tenant's contingent obligation to pay such Conditional Rent will automatically terminate upon the expiration of the Term and Tenant will be released from such obligation.

ARTICLE 3.
PROPERTY TAXES AND OPERATING EXPENSES

3.1. Payment of Excess Expenses.

Tenant will pay, as Additional Rent and in the manner this Article 3 describes, Tenant's Share of Excess Expenses for each and every calendar year of the Term following 2004.

Landlord will prorate Tenant's Share of Excess Expenses for the calendar year in which the Lease terminates as of the termination date on a per diem basis based on the number of days of the Term within the last calendar year.

3.2. Estimation of Tenant's Share of Excess Expenses.

Landlord will deliver to Tenant a written estimate of the following for each calendar year of the Term following 2004: (a) Property Taxes, (b) Operating Expenses, (c) Excess Expenses, (d) Tenant's Share of Excess Expenses Percentage and (e) the annual and monthly Additional Rent attributable to Tenant's Share of Excess Expenses.

3.3. Payment of Estimated Tenant's Share of Excess Expenses.

Tenant will pay the amount Landlord estimates as Tenant's Share of Excess Expenses under Section 3.2 for each and every calendar year of the Term following 2004 in equal monthly installments, in advance, commencing on the first day of the first calendar month following the end of 2004 and continuing on the first day of each and every month during the Term. If Landlord has not delivered the estimates to Tenant by the first day of January of the applicable calendar year, Tenant will continue paying Tenant's Share of Excess Expenses based on Landlord's estimates for the previous calendar year. When Tenant receives Landlord's estimates for the current calendar year, Tenant will pay the estimated amount (less amounts Tenant paid to Landlord in accordance with the immediately preceding sentence) in equal monthly installments over the balance of such calendar year, with the number of installments being equal to the number of full calendar months remaining in such calendar year.

3.4. Re-Estimation of Excess Expenses.

Landlord may re-estimate Excess Expenses from time to time during the Term. In such event, Landlord will re-estimate the monthly Additional Rent attributable to Tenant's Share of Excess Expenses to an amount sufficient for Tenant to pay the re-estimated monthly amount over the balance of the calendar year. Landlord will notify Tenant of the re-estimate and Tenant will pay the re-estimated amount in the manner provided in the last sentence of Section 3.3.

3.5. Confirmation of Tenant's Share of Excess Expenses.

After the end of each calendar year within the Term following 2004, Landlord will determine the actual amount of Excess Expenses and Tenant's Share of Excess Expenses for the expired calendar year and deliver to Tenant a written statement of such amounts. If Tenant paid less than the actual amount of Tenant's Share of Excess Expenses specified in the statement, Tenant will pay the difference to Landlord as Additional Rent in the manner Section 2.2 describes. If Tenant paid more than the actual amount of Tenant's Share of Excess Expenses specified in the statement, Landlord, at Landlord's option, will either (a) refund the excess amount to Tenant, or (b) credit the excess amount against Tenant's next due monthly installment or installments of estimated Additional Rent. If Landlord is delayed in delivering such statement to Tenant, such delay does not constitute Landlord's waiver of Landlord's rights under this section.

3.6. Tenant's Inspection and Audit Rights.

If (a) no Event of Default exists under this Lease, (b) Tenant disputes Landlord's determination of the actual amount of Excess Expenses or Tenant's Share of Excess Expenses for any calendar year and (c) Tenant delivers to Landlord written notice of the dispute within 30 days after Landlord's delivery of the statement of such amount under Section 3.5, then Tenant (but not any subtenant or assignee), at its sole cost and expense, upon prior written notice and during regular business hours at a time and place reasonably acceptable to Landlord (which may be the location where Landlord or Property Manager maintains the applicable records), may cause a certified public accountant reasonably acceptable to Landlord to audit Landlord's records relating to the disputed amounts and produce a report detailing the results of the audit. Tenant's objection to Landlord's determination of Excess Expenses or Tenant's Share of Excess Expenses is deemed withdrawn unless Tenant completes and delivers a copy of the audit report to Landlord within 60 days after the date Tenant delivers its dispute notice to Landlord under this section. If the audit report shows that the amount Landlord charged Tenant for Tenant's Share of Excess Expenses was greater than the amount this Article 3 obligates Tenant to pay, then, unless Landlord reasonably contests the results the audit report describes, Landlord will refund the excess amount to Tenant, together with interest on the excess amount at the Maximum Rate (computed from the date Tenant delivers its dispute notice to Landlord) within 10 days after Landlord receives a copy of the audit report. If the audit report shows that the amount Landlord charged Tenant for Tenant's Share of Excess Expenses was less than the amount this Article 3 obligates Tenant to pay, Tenant, within 10 days after receiving the audit report, will pay to Landlord, as Additional Rent, the difference between the amount Tenant paid and the amount stated in the audit report. Pending resolution of any audit under this section, Tenant will continue to pay to Landlord the estimated amounts of Tenant's Share of Excess Expenses in accordance with Sections 3.3 and 3.4. Tenant must keep all information it obtains in any audit strictly confidential and may only use such information for the limited purpose this section describes and for Tenant's own account.

3.7. Personal Property Taxes.

Tenant, prior to delinquency, will pay all taxes charged against Tenant's trade fixtures and other personal property. Tenant will use all reasonable efforts to have such trade fixtures and other personal property taxed separately from the Property. If any of Tenant's trade fixtures and other personal property are taxed with the Property, Tenant will pay the taxes attributable to Tenant's trade fixtures and other personal property to Landlord as Additional Rent.

3.8. Landlord's Right to Contest Property Taxes.

Landlord is not obligated to but may contest the amount or validity, in whole or in part, of any Property Taxes. Landlord's contest will be at Landlord's sole cost and expense, except that if Property Taxes are reduced (or if a proposed increase is avoided or reduced) because of Landlord's contest, Landlord may include in its computation of Property Taxes the costs and expenses Landlord incurred in connection with the contest, including, but not limited to, reasonable attorney's fees, up to the amount of any Property Tax reduction Landlord realized from the contest or any Property Tax increase avoided or reduced in connection with the contest, as the case may be. Tenant may not contest Property Taxes.

3.9. Adjustment for Variable Operating Expenses.

Notwithstanding any contrary language in this Article 3, if all of the rentable area of the Building is not occupied at all times during any calendar year pursuant to leases under which the terms have commenced for such calendar year, Landlord will reasonably and equitably adjust its computation of Operating Expenses for that calendar year to obligate Tenant to pay all components of Operating Expenses that vary based on occupancy in an amount equal to Landlord's reasonable estimate of the amount Tenant would have paid for such components of Operating Expenses had all of the rentable area of the Building been occupied at all times during such calendar year pursuant to leases under which the terms have commenced for such calendar year. Landlord will also equitably adjust Operating Expenses to account for any Operating Expense any tenant of the Building pays directly to a service provider.

ARTICLE 4.
USE

4.1. Permitted Use.

Tenant will not use the Premises for any purpose other than banking activities, which may include a drive up window. Tenant shall open and operate a retail banking facility at the Premises during at least the hours of 8am to 5pm, Monday through Friday, federal holidays excluded, throughout the Term. Tenant will not use the Property or knowingly permit the Premises to be used in violation of any Laws or in any manner that would (a) violate any certificate of occupancy affecting the Property; (b) make void or voidable any insurance now or after the Effective Date in force with respect to the Property; (c) cause injury or damage to the Property or to the person or property of any other tenant on the Property; (d) cause substantial diminution in the value or usefulness of all or any part of the Property (reasonable wear and tear excepted); or (e) constitute a public or private nuisance or waste. Tenant will obtain and maintain, at Tenant's sole cost and expense, all permits and approvals required under the Laws for Tenant's use of the Premises.

4.2. Acceptance of Premises.

Except for the Warranty Terms, Tenant acknowledges that neither Landlord nor any agent, contractor or employee of Landlord has made any representation or warranty of any kind with respect to the Premises, the Building or the Property, specifically including, but not limited to, any representation or warranty of suitability or fitness of the Premises, Building or the Property for any particular purpose. Subject to the Warranty Terms and Landlord's ongoing repair obligations as expressly stated in this Lease, Tenant's occupancy of the Premises establishes Tenant's acceptance of the Premises, the Building and the Property in an "**AS IS - WHERE IS**" condition.

4.3. Increased Insurance.

Tenant will not do on the Property or permit to be done on the Premises anything that will (a) increase the premium of any insurance policy Landlord carries covering the Premises or the Property; (b) cause a cancellation of or be in conflict with any such insurance policy; (c) result in any insurance company's refusal to issue or continue any such insurance in amounts satisfactory to Landlord; or (d) subject Landlord to any liability or responsibility for injury to any person or property by reason of Tenant's operations in the Premises or use of the Property. Tenant, at Tenant's sole cost and expense, will comply with all rules, orders, regulations and requirements of insurers and of the American Insurance Association or any other organization performing a similar function. Tenant will reimburse Landlord, as Additional Rent, for any additional premium charges for such policy or policies resulting from Tenant's failure to comply with the provisions of this section.

4.4. Laws/Building Rules.

This Lease is subject and subordinate to all Laws. A copy of the current Building Rules is attached to this Lease as **EXHIBIT "E."** Landlord may amend the Building Rules from time to time in Landlord's reasonable discretion. Tenant shall comply with, and cause its employees, agents and invitees to comply with, the Building Rules throughout the Term.

4.5. Common Area.

Landlord grants Tenant the non-exclusive right, together with all other occupants of the Building and their agents, employees and invitees, to use the Common Area during the Term, subject to all Laws. Landlord, at Landlord's sole and exclusive discretion, may make changes to the Common Area. Landlord's rights regarding the Common Area include, but are not limited to, the right to (a) restrain unauthorized persons from using the Common Area; (b) place permanent or temporary kiosks, displays, carts or stands in the Common Area and lease the same to tenants; (c) temporarily close any portion of the Common Area (i) for repairs, improvements or Alterations, (ii) to discourage unauthorized use, (iii) to prevent dedication or prescriptive rights, or (iv) for any other reason Landlord deems sufficient in Landlord's judgment; (d) change the shape and size of the Common Area; (e) add, eliminate or change the location of any improvements located in the Common Area and construct buildings or other structures in the Common Area; and (f) impose and revise Building Rules concerning use of the Common Area, including, but not limited to, any parking facilities comprising a portion of the Common Area.

4.6. Signs.

Landlord will provide to Tenant (a) one building standard tenant identification sign adjacent to the entry door of the Premises and (b) one standard building directory listing. The signs will conform to Landlord's sign criteria. Landlord will maintain the signs in good condition and repair during the Term at Tenant's sole cost and expense. Except as otherwise provided in Section 17.3, Tenant will not install or permit to be installed in the Premises any other sign, decoration or advertising material of any kind that is visible from the exterior of the Premises. Landlord approves the sign specifications attached as Exhibit C-2, subject to Tenant's procurement of all requisite public approvals and permits. Landlord may immediately remove, at Tenant's sole cost and expense, any sign, decoration or advertising material that violates this section.

ARTICLE 5.
HAZARDOUS MATERIALS

5.1. Compliance with Hazardous Materials Laws.

Tenant will not cause any Hazardous Material to be brought upon, kept or used on the Property in a manner or for a purpose prohibited by or that could result in liability under any Hazardous Materials Law. Tenant, at its sole cost and expense, will comply with all Hazardous Materials Laws and prudent industry practice relating to the presence, treatment, storage, transportation, disposal, release or management of Hazardous Materials in, on, under or about the Property that Tenant brings upon, keeps or uses on the Property and will notify Landlord of any and all Hazardous Materials Tenant brings upon, keeps or uses on the Property (other than small quantities of office cleaning or other office supplies as are customarily used by a tenant in the ordinary course in a general office facility). On or before the expiration or earlier termination of this Lease, Tenant, at its sole cost and expense, will completely remove from the Property (regardless whether any Hazardous Materials Law requires removal), in compliance with all Hazardous Materials Laws, all Hazardous Materials Tenant causes to be present in, on, under or about the Property. Tenant will not take any remedial action in response to the presence of any Hazardous Materials in on, under or about the Property, nor enter into any settlement agreement, consent decree or other compromise with respect to any Claims relating to or in any way connected with Hazardous Materials in, on, under or about the Property, without first notifying Landlord of Tenant's intention to do so and affording Landlord reasonable opportunity to investigate, appear, intervene and otherwise assert and protect Landlord's interest in the Property.

5.2. Notice of Actions.

Tenant will notify Landlord of any of the following actions affecting Landlord, Tenant or the Property that result from or in any way relate to Tenant's use of the Property immediately after receiving notice of the same: (a) any enforcement, clean-up, removal or other governmental or regulatory action instituted, completed or threatened under any Hazardous Materials Law; (b) any Claim made or threatened by any person relating to damage, contribution, liability, cost recovery, compensation, loss or injury resulting from or claimed to result from any Hazardous Material; and (c) any reports made by any person, including Tenant, to any environmental agency relating to any Hazardous Material, including any complaints, notices, warnings or asserted violations. Tenant will also deliver to Landlord, as promptly as possible and in any event within five Business Days after Tenant first receives or sends the same, copies of all Claims, reports, complaints, notices, warnings or asserted violations relating in any way to the Premises or Tenant's use of the Premises. Upon Landlord's written request, Tenant will promptly deliver to Landlord documentation acceptable to Landlord reflecting the legal and proper disposal of all Hazardous Materials removed or to be removed from the Premises. All such documentation will list Tenant or its agent as a responsible party and will not attribute responsibility for any such Hazardous Materials to Landlord or Property Manager.

5.3. Disclosure and Warning Obligations.

Tenant acknowledges and agrees that all reporting and warning obligations required under Hazardous Materials Laws resulting from or in any way relating to Tenant's use of the Premises or Property are Tenant's sole responsibility, regardless whether the Hazardous Materials Laws permit or require Landlord to report or warn.

5.4. Indemnification.

Tenant releases and will indemnify, defend (with counsel reasonably acceptable to Landlord), protect and hold harmless the Landlord Parties from and against any and all Claims whatsoever arising or resulting, in whole or in part, directly or indirectly, from the presence, treatment, storage, transportation, disposal, release or management of Hazardous Materials in, on, under, upon or from the Property (including water tables and atmosphere) that Tenant brings upon, keeps or uses on the Premises or Property. Tenant's obligations under this section include, without limitation and whether foreseeable or unforeseeable, (a) the costs of any required or necessary repair, clean-up, detoxification or decontamination of the Property; (b) the costs of implementing any closure, remediation or other required action in connection therewith as stated above; (c) the value of any loss of use and any diminution in value of the Property; and (d) consultants' fees, experts' fees and response costs. Tenant's obligations under this section survive the expiration or earlier termination of this Lease.

ARTICLE 6.
SERVICES

6.1. Landlord's Obligations.

Landlord will provide the following services, the costs of which are Operating Expenses:

6.1.1. Janitorial Service.

Janitorial service in the Premises, five times per week, including cleaning, trash removal, necessary dusting and vacuuming, maintaining towels, tissue and other restroom supplies and such other work as is customarily performed in connection with nightly janitorial services in office complexes similar in construction, location, use and occupancy to the Property. Landlord will also provide periodic interior and exterior window washing and cleaning and waxing of uncarpeted floors in accordance with Landlord's schedule for the Building.

6.1.2. Electrical Energy.

Electrical energy to the Premises for lighting of 1.2 max. watts per square foot installed and for operating personal computers and other office machines and equipment for general office use of similar low electrical consumption plugged into electrical convenience outlets of 3.5 max. watts per square foot installed. Tenant will not use any equipment requiring electrical energy in excess of the above described wattages without receiving Landlord's prior written consent, which consent Landlord will not unreasonably withhold but may condition on Tenant paying all costs of installing the equipment and facilities necessary to furnish such excess energy and an amount equal to the average cost per unit of electricity for the Building applied to the excess use as reasonably determined either by an engineer selected by Landlord or by submeter installed at Tenant's expense. Landlord will replace building-standard light bulbs as an operating expense; otherwise Landlord will replace all lighting bulbs, tubes, ballasts and starters within the Premises at Tenant's sole cost and expense unless Landlord determines to charge the costs of such replacement as Operating Expenses. If such costs are not included in Operating Expenses, Tenant will pay such costs as Additional Rent.

6.1.3. Heating, Ventilation and Air Conditioning.

During Business Hours, heating, ventilation and air conditioning shall be provided to the Premises. During other times, Landlord will provide heat and air conditioning upon Tenant's reasonable advance notice (not less than 24 hours, and which notice must be given during Business Hours Monday through Friday). Tenant will pay Landlord, as Additional Rent, for such extended service on an hourly basis at the prevailing rates Landlord reasonably establishes, Landlord may require Tenant to pay for a minimum of two (2) hours of such service. Landlord will provide air conditioning to the Premises based on standard lighting and general office use only.

6.1.4. Water.

Hot and cold water from standard building outlets for lavatory, restroom and drinking purposes.

6.1.5. Elevator Service.

Elevator service to be used by Tenant in common with other tenants. Landlord may restrict Tenant's use of elevators for freight purposes to the freight elevator and to hours Landlord reasonably determines. Landlord may limit the number of elevators in operation at times other than Business Hours.

6.2. Tenant's Obligations.

Tenant is solely responsible for paying directly to the applicable utility companies, prior to delinquency, all separately metered or separately charged utilities, if any, to the Premises or to Tenant. Such separately metered or charged amounts are not Operating Expenses. Except as provided in Sections 6.1 and 17.1, Tenant will also obtain and pay for all other utilities and services Tenant requires with respect to the Premises (including, but not limited to, hook-up and connection charges). If energy or other utility costs increase between the Effective Date of this Lease and last day of 2004, (i) Tenant shall pay to Landlord, on a monthly basis as additional rent, Tenant's Share of Excess Expenses multiplied by such cost increase for the period from the date of such increase until the first estimated payment due under Section 3.1, and (ii) Landlord may adjust the calculation of the Expense Base Operating Expenses by using the energy or other utility costs in effect on the Effective Date of this Lease.

6.3. Other Provisions Relating to Services.

No interruption in, or temporary stoppage of, any of the services this Article 6 describes is to be deemed an eviction or disturbance of Tenant's use and possession of the Premises, nor does any interruption or stoppage relieve Tenant from any obligation this Lease describes, render Landlord liable for damages or entitle Tenant to any Rent abatement. Landlord is not required to provide any heat, air conditioning, electricity or other service in excess of that permitted by voluntary or involuntary governmental guidelines or other Laws. Landlord has the exclusive right and discretion to select the provider of any utility or service to the Property and to determine whether the Premises or any other portion of the Property may or will be separately metered or separately supplied. Notwithstanding any contrary language in this Lease, Tenant may not obtain utility services directly from any supplier other than the supplier Landlord selects. Landlord reserves the right, from time to time, to make reasonable and non-discriminatory modifications to the above standards for utilities and services.

6.4. Tenant Devices.

Tenant will not, without Landlord's prior written consent, use any apparatus or device in or about the Premises that causes substantial noise, odor or vibration. Tenant will not connect any apparatus or device to electrical current or water except through the electrical and water outlets Landlord installs in the Premises. Tenant shall not use or place in the Premises any apparatus or device that may overload the Building structure, Building systems, or Building equipment.

ARTICLE 7.
MAINTENANCE AND REPAIR

7.1. Landlord's Obligations.

Except as otherwise provided in this Lease, Landlord will repair and maintain the following in good order, condition and repair: (a) the foundations, exterior walls, structural systems and roof of the Building; (b) the electrical, mechanical, plumbing, heating and air conditioning systems, facilities and components located in the Building and used in common by all tenants of the Building; (c) Common Area (subject to all other terms and conditions of this Lease relating to Common Area); and (d) those windows, doors, plate glass and exterior wall surfaces adjacent to Common Area. Neither Basic Rent nor Additional Rent will be reduced, nor will Landlord be liable, for loss or injury to or interference with Tenant's property, profits or business arising from or in connection with Landlord's performance of its obligations under this section.

7.2. Tenant's Obligations.

7.2.1. Maintenance of Premises.

Except as otherwise specifically provided in this Lease, Landlord is not required to furnish any services or facilities, or to make any repairs or Alterations, in, about or to the Premises or the Property. Except as specifically described in Section 7.1 and Articles 11 and 12, Tenant assumes the full and sole responsibility for the condition, operation, repair, replacement, maintenance and management of the Premises. Except as specifically described in Section 7.1 and Articles 11 and 12, Tenant, at Tenant's sole cost and expense, will keep and maintain the Premises (including, but not limited to, all non-structural interior portions, systems and equipment; interior surfaces of exterior walls; interior moldings, partitions and ceilings; and interior electrical, lighting and plumbing fixtures) in good order, condition and repair, reasonable wear and tear and damage from insured casualties excepted. Tenant will keep the Premises in a neat and sanitary condition and will not commit any nuisance or waste in, on or about the Premises or the Property. If Tenant damages or injures the Common Area or any part of the Property other than the Premises, Landlord will repair the damage and Tenant will pay Landlord for all uninsured costs and expenses of Landlord in connection with the repair as Additional Rent. Tenant is solely responsible for and, to the fullest extent allowable under the Laws, releases and will indemnify, protect and defend Landlord against (with counsel reasonably acceptable to Landlord) and hold Landlord harmless from, the cost of repairing, and any Claims resulting from, any penetrations or perforations of the roof or exterior walls of the Building Tenant causes. Tenant will maintain the Premises in a first-class and fully operative condition. Tenant's repairs will be at least equal in quality and workmanship to the original work and Tenant will make the repairs and perform maintenance in accordance with all Laws.

7.2.2. Alterations Required by Laws.

If any governmental authority requires any Alteration to the Building or the Premises as a result of Tenant's particular use of the Premises or as a result of any Alteration to the Premises made by or on behalf of Tenant, or if Tenant's particular use of the Premises subjects Landlord or the Property to any obligation under any Laws, Tenant will pay the cost of all such Alterations or the cost of compliance, as the case may be. If any such Alterations are Structural Alterations, Landlord will make the Structural Alterations; provided, however, that Landlord may require Tenant to deposit with Landlord an amount sufficient to pay the cost of the Structural Alterations (including, without limitation, reasonable overhead and administrative costs). If the Alterations are not Structural Alterations, Tenant will make the Alterations at Tenant's sole cost and expense in accordance with Article 8.

ARTICLE 8.
CHANGES AND ALTERATIONS

8.1. Landlord Approval.

Tenant will not make any Structural Alterations to the Premises or any Alterations to the Common Area. Tenant will not make any other Alterations without Landlord's prior written consent, which consent Landlord will not unreasonably withhold or delay; provided, however, that Landlord may require, as a condition of its consent, that Tenant remove the Alterations at the end of the Term and repair all damage caused by such removal. Landlord may also otherwise condition its consent in its reasonable discretion. Along with any request for Landlord's consent, Tenant will deliver to Landlord plans and specifications for the Alterations and names and addresses of all prospective contractors for the Alterations. If Landlord approves the proposed Alterations, Tenant, before commencing the Alterations or delivering (or accepting delivery of) any materials to be used in connection with the Alterations, will deliver to Landlord for Landlord's reasonable approval copies of all contracts, proof of insurance required by Section 8.2, copies of any contractor safety programs, copies of all necessary permits and licenses and such other information relating to the Alterations as Landlord reasonably requests. Tenant will not commence the Alterations before Landlord, in Landlord's reasonable discretion, approves the foregoing deliveries. Tenant will construct all approved Alterations or cause all approved

Alterations to be constructed (a) promptly by a contractor Landlord approves in writing in Landlord's sole and absolute discretion, (b) in a good and workmanlike manner, (c) in compliance with all Laws, (d) in accordance with all orders, rules and regulations of the Board of Fire Underwriters having jurisdiction over the Premises and any other body exercising similar functions, (e) during times that Landlord reasonably determines in order to minimize interference with other tenants' use and enjoyment of the Property, and (f) in full compliance with all of Landlord's rules and regulations applicable to third party contractors, subcontractors and suppliers performing work at the Property.

8.2. Tenant's Responsibility for Cost and Insurance.

Tenant will pay the cost and expense of all Alterations, including, without limitation, a reasonable charge for Landlord's review, inspection and engineering time, and for any painting, restoring or repairing of the Premises or the Building the Alterations occasion. Prior to commencing the Alterations, Tenant will deliver the following to Landlord in form and amount reasonably satisfactory to Landlord: (a) demolition (if applicable) and payment and performance bonds, (b) builder's "all risk" insurance in an amount at least equal to the value of the Alteration; (c) evidence that Tenant has in force commercial general liability insurance insuring against construction related risks, in at least the form, amounts and coverages required of Tenant under Article 10 and (d) copies of all applicable contracts and of all necessary permits and licenses. The insurance policies described in clauses (b) and (c) of this section must name Landlord, Landlord's lender (if any) and Property Manager as additional insureds.

8.3. Construction Obligations and Ownership.

Landlord may inspect construction of the Alterations. Immediately after completing the Alterations, Tenant will furnish Landlord with contractor affidavits, full and final lien waivers and receipted bills covering all labor and materials expended and used in connection with the Alterations. Tenant will remove any Alterations Tenant constructs in violation of this Article 8 within 10 days after Landlord's written request and in any event prior to the expiration or earlier termination of this Lease. All Alterations Tenant makes or installs (including all telephone, computer and other wiring and cabling located within the walls of and outside the Premises, but excluding Tenant's movable trade fixtures, furniture and equipment) become the property of Landlord and a part of the Building immediately upon installation and, unless Landlord requires Tenant to remove the Alterations and repair any damage caused by such removal by notifying Tenant at the time Landlord consents to the Alterations, Tenant will surrender the Alterations to Landlord upon the expiration or earlier termination of this Lease at no cost to Landlord.

8.4. Liens.

Tenant will keep the Property free from any mechanics', materialmen's, designers' or other liens arising out of any work performed, materials furnished or obligations incurred by or for Tenant or any person or entity claiming by, through or under Tenant. Tenant will notify Landlord in writing 30 days prior to commencing any Alterations in order to provide Landlord the opportunity to record and post notices of non-responsibility or such other protective notices available to Landlord under the Laws. If any such liens are filed and Tenant, within 15 days after such filing, does not release the same of record or provide Landlord with a bond or other security satisfactory to Landlord protecting Landlord and the Property against such liens, Landlord, without waiving its rights and remedies based upon such breach by Tenant and without releasing Tenant from any obligation under this Lease, may cause such liens to be released by any means Landlord deems proper, including, but not limited to, paying the claim giving rise to the lien or posting security to cause the discharge of the lien. In such event, Tenant will reimburse Landlord, as Additional Rent, for all amounts Landlord pays (including, without limitation, reasonable attorneys' fees and costs).

8.5. Indemnification.

To the fullest extent allowable under the Laws, Tenant releases and will indemnify, protect, defend (with counsel reasonably acceptable to Landlord) and hold harmless the Landlord Parties and the Property from and against any Claims in any manner relating to or arising out of any Alterations or any other work performed, materials furnished or obligations incurred by or for Tenant or any person or entity claiming by, through or under Tenant.

ARTICLE 9.
RIGHTS RESERVED BY LANDLORD

9.1. Landlord's Entry.

Landlord and its authorized representatives may at all reasonable times and upon reasonable notice to Tenant enter the Premises to: (a) inspect the Premises; (b) show the Premises to prospective purchasers and mortgagees; (c) show the Premises to prospective tenants (but only during the last 9 months of the Term or at any time following an Event of Default); (d) post notices of non-responsibility or other protective notices available under the Laws; or (e) exercise and perform Landlord's rights and obligations under this Lease. Landlord, in the event of any emergency, may enter the Premises without notice to Tenant. Landlord's entry into the Premises is not to be construed as a forcible or unlawful entry into, or detainer of, the Premises or as an eviction of Tenant from all or any part of the Premises. Tenant will also permit Landlord (or its designees) to erect, install, use, maintain, replace and repair pipes, cables, conduits, plumbing and vents, and telephone, electric and other wires or other items, in, to and through the Premises if Landlord determines that such activities are necessary or appropriate for properly operating and maintaining the Building.

9.2. Control of Property.

Landlord reserves all rights respecting the Property and Premises not specifically granted to Tenant under this Lease, including, without limitation, the right to: (a) change the name of the Building; (b) designate and approve all types of signs, window coverings, internal lighting and other aspects of the Premises and its contents that may be visible from the exterior of the Premises; (c) grant any party the exclusive right to conduct any business or render any service in the Building, provided such exclusive right to conduct any business or render any service in the Building does not prohibit Tenant from any permitted use for which Tenant is then using the Premises; (d) prohibit Tenant from installing vending or dispensing machines of any kind in or about the Premises other than those Tenant installs in the Premises solely for use by Tenant's employees; (e) close the Building after Business Hours, except that Tenant and its employees and invitees may access the Premises after Business Hours in accordance with such rules and regulations as Landlord may prescribe from time to time for security purposes; (f) install, operate and maintain security systems that monitor, by closed circuit television or otherwise, all persons entering or leaving the Building; (g) install and maintain pipes, ducts, conduits, wires and structural elements in the Premises that serve other parts or other tenants of the Building; and (h) retain and receive master keys or pass keys to the Premises and all doors in the Premises. Notwithstanding the foregoing, or the provision of any security-related services by Landlord, Landlord is not responsible for the security of persons or property on the Property and Landlord is not and will not be liable in any way whatsoever for any breach of security not solely and directly caused by the willful misconduct of Landlord, its agents or employees.

9.3. Lock Box Agent/Rent Collection Agent.

Landlord, from time to time, may designate a lock box collection agent or other person to collect Rent. In such event, Tenant's payment of Rent to the lock box collection agent or other person is deemed to have been made (a) as of the date the lock box collection agent or other person receives Tenant's payment (if the payment is not dishonored for any reason); or (b) if Tenant's payment is dishonored for any reason, the date Landlord or Landlord's agent collects the payment. Neither Tenant's payment of any amount of Rent to the lock box collection agent or other person nor Landlord's or Landlord's agent's collection of such amount if the payment is dishonored constitutes Landlord's waiver of any default by Tenant in the performance of Tenant's obligations under this Lease or Landlord's waiver of any of Landlord's rights or remedies under this Lease. If Tenant pays any amount to the lock box collection agent or other person other than the actual amount due Landlord, then Landlord's or Landlord's agent's receipt or collection of such amount does not constitute an accord and satisfaction, Landlord is not prejudiced in collecting the proper amount due Landlord (or in pursuing any rights or remedies available under this Lease, at law or in equity as a result of Tenant's failure to pay the full amount when due) and Landlord may retain the proceeds of any such payment, whether restrictively endorsed or otherwise, and apply the same toward amounts due and payable by Tenant under this Lease.

9.4. Relocation of Tenant. DELETED

ARTICLE 10.
INSURANCE AND CERTAIN WAIVERS AND INDEMNIFICATIONS

10.1. Tenant's Insurance Obligations.

Tenant, at all times during the Term and during any early occupancy period, at Tenant's sole cost and expense, will maintain the insurance this Section 10.1 describes.

10.1.1. Liability Insurance.

Commercial general liability insurance (providing coverage at least as broad as the current ISO form) with respect to the Premises and Tenant's activities in the Premises and upon and about the Property, on an "occurrence" basis, with single limit coverage of $3,000,000. Such insurance must include specific coverage provisions or endorsements (a) for broad form contractual liability insurance insuring Tenant's obligations under this Lease; (b) naming Landlord and Property Manager as additional insureds by an "Additional Insured - Managers or

Lessors of Premises" endorsement (or equivalent coverage or endorsement); (c) waiving the insurer's subrogation rights against all Landlord Parties; (d) providing Landlord with at least 30 days prior notice of modification, cancellation, non-renewal or expiration; (e) expressly stating that Tenant's insurance will be provided on a primary and non-contributory basis and (f) providing that the insurer has a duty to defend all insureds under the policy (including additional insureds), and that defense costs are paid in addition to and do not deplete the policy limits. If Tenant provides such liability insurance under a blanket policy, the insurance must be made specifically applicable to the Premises and this Lease on a "per location" basis.

10.1.2. Property Insurance.

At Tenant's option, property insurance on Tenant's trade fixtures and other personal property within the Premises and business income insurance covering loss of income from Tenant's business in the Premises.

10.1.3. Other Tenant's Insurance.

Such other insurance as may be required by any Laws from time to time or may reasonably be required by Landlord from time to time. If insurance obligations generally required of tenants in similar space in similar office buildings in the area in which the Premises is located increase or otherwise change, Landlord may correspondingly increase or otherwise change Tenant's insurance obligations under this Lease.

10.1.4. Miscellaneous Tenant's Insurance Provisions.

All of Tenant's insurance will be written by companies rated at least A/VII by A.M. Best Insurance Service and otherwise reasonably satisfactory to Landlord. Tenant will deliver a certified copy of each policy, or other evidence of insurance satisfactory to Landlord, (a) on or before the Commencement Date (and prior to any earlier occupancy by Tenant), (b) not later than 30 days prior to the expiration of any current policy or certificate, and (c) at such other times as Landlord may reasonably request. If Landlord allows Tenant to provide evidence of insurance by certificate, Tenant will deliver an ACORD Form 27 (or equivalent) certificate and will attach or cause to be attached to the certificate copies of the endorsements this Section 10.1 requires (including specifically, but without limitation, the "additional insured" endorsement). Tenant's insurance must permit waiver of subrogation as provided in Section 10.1.5.

10.1.5. Tenant's Failure to Insure.

Notwithstanding any contrary language in this Lease and any notice and cure rights this Lease provides Tenant, if Tenant fails to provide Landlord with evidence of insurance as required under Section 10.1.4, Landlord may assume that Tenant is not maintaining the insurance Section 10.1 requires Tenant to maintain and Landlord may, but is not obligated to, without further demand upon Tenant or notice to Tenant and without giving Tenant any cure right or waiving or releasing Tenant from any obligation contained in this Lease, obtain such insurance for Landlord's benefit. In such event, Tenant will pay to Landlord, as Additional Rent, all costs and expenses Landlord incurs obtaining such insurance. Landlord's exercise of its rights under this section does not relieve Tenant from any default under this Lease.

10.1.6. No Limitation.

Landlord's establishment of minimum insurance requirements is not a representation by Landlord that such limits are sufficient and does not limit Tenant's liability under this Lease in any manner.

10.2. Landlord's Insurance Obligations.

Landlord will (except for the optional coverages and endorsements Section 10.2.1 describes) at all times during the Term maintain the insurance this Section 10.2 describes. All premiums and other costs and expenses Landlord incurs in connection with maintaining such insurance are Operating Expenses.

10.2.1. Property Insurance.

Property insurance on the Building in an amount not less than the full insurable replacement cost of the Building insuring against loss or damage by fire and such other risks as are covered by the current ISO Special Form policy. Landlord, at its option, may obtain such additional coverages or endorsements as Landlord deems appropriate or necessary, including, without limitation, insurance covering foundation, grading, excavation and debris removal costs; business income and rent loss insurance; boiler and machinery insurance; ordinance or laws coverage; earthquake insurance; flood insurance; and other coverages. Landlord may maintain such insurance in whole or in part under blanket policies. Such insurance will not cover or be applicable to any personal property or trade fixtures of Tenant within the Premises or otherwise located at the Property or any other such property (including that of third parties) in Tenant's care, custody or control at the Property.

10.2.2. Liability Insurance.

Commercial general liability insurance against claims for bodily injury, personal injury, and property damage occurring at the Property in such amounts as Landlord deems necessary or appropriate. Such liability insurance will protect only Landlord and, at Landlord's option, Landlord's lender and some or all of the Landlord Parties, and does not replace or supplement the liability insurance this Lease obligates Tenant to carry.

10.3. Waivers and Releases of Claims and Subrogation.

10.3.1. By Tenant.

To the extent not prohibited by the Laws, Tenant, on behalf of Tenant and its insurers, waives, releases and discharges the Landlord Parties from all Claims arising out of damage to or destruction of the Premises, Property or Tenant's trade fixtures, other personal property or business, and any loss of use or business interruption, regardless whether any such Claim results from the negligence or fault of any Landlord Party or otherwise, occasioned by any fire or other casualty or occurrence whatsoever (whether similar or dissimilar), including, without limitation, (a) any existing or future condition, defect, matter or thing in the Premises or on the Property, (b) any equipment or appurtenance becoming out of repair, (c) any occurrence, act or omission of any Landlord Party, any other tenant or occupant of the Building or any other person, (d) damage caused by the flooding of basements or other subsurface areas, and (e) damage caused by refrigerators, sprinkling devices, air conditioning apparatus, water, snow, frost, steam, excessive heat or cold, falling plaster, broken glass, sewage, gas, odors, noise or the bursting or leaking of pipes or plumbing fixtures. The waiver this section describes applies regardless whether any such damage results from an act of God, an act or omission of other tenants or occupants of the Property or an act or omission of any other person and regardless whether insurance coverage against any such risks is obtainable. Tenant will look only to Tenant's insurance coverage (regardless whether Tenant maintains any such coverage) in the event of any such Claim. Tenant's trade fixtures, other personal property and all other property (including that of third parties) in Tenant's care, custody or control, is located at the Property at Tenant's sole risk. Landlord is not liable for any damage to such property or for any theft, misappropriation or loss of such property. Except as specifically provided in Section 10.2, Tenant is solely responsible for providing such insurance as may be required to protect Tenant, its employees and invitees against any injury, loss, or damage to persons or property occurring in the Premises or at the Property, including, without limitation, any loss of business or profits from any casualty or other occurrence at the Property.

10.3.2. By Landlord.

To the extent not expressly prohibited by the Laws, and except for any claims, demands or damages suffered by Landlord because Tenant willfully or negligently causes a release of Hazardous Materials on the Property, Landlord, on behalf of Landlord and its insurers, waives, releases and discharges Tenant from all claims or demands whatsoever arising out of damage to or destruction of the Property, or loss of use of the Property, occasioned by fire or other casualty, regardless whether any such claim or demand results from the negligence or fault of Tenant, or otherwise, and Landlord will look only to Landlord's insurance coverage (regardless whether Landlord maintains any such coverage) in the event of any such claim. Landlord's policy or policies of property insurance will permit waiver of subrogation as provided in this section.

10.4. Tenant's Indemnification of Landlord.

In addition to Tenant's other indemnification obligations in this Lease but subject to Landlord's agreements in Section 10.2, Tenant, to the fullest extent allowable under the Laws, releases and will indemnify, protect, defend (with counsel reasonably acceptable to Landlord) and hold harmless the Landlord Parties from and against all Claims made by third parties (a) arising from any breach or default by Tenant in the performance of any of Tenant's covenants or agreements in this Lease, (b) arising from any act, omission, negligence or misconduct of Tenant, (c) arising from any accident, injury, occurrence or damage in, about or to the Premises, (d) to the extent caused in whole or in part by Tenant, arising from any accident, injury, occurrence or damage in, about or to the Property, (e) arising from proceedings instituted by Tenant or by or against any person holding any interest in the Premises (other than Landlord) by, under or through Tenant, to which any Landlord party becomes or is made a Party to the proceeding, (f) arising from the foreclosure of any lien for labor or material furnished to or for Tenant or such other person or (g) otherwise arising out of or resulting from any act or omission of Tenant or such other person.

ARTICLE 11.
DAMAGE OR DESTRUCTION

11.1. Tenantable Within 120 Days.

Except as provided in Section 11.3, if fire or other casualty renders the whole or any material part of the Premises untenantable and Landlord determines (in Landlord's reasonable discretion) that it can make the Premises tenantable within 120 days after the date of the casualty, then Landlord will notify Tenant that Landlord will within the 120 day period (subject to the extension of such time period under Section 18.18) repair and restore the Building and the Premises to as near their condition prior to the casualty as is reasonably possible. Landlord will provide the notice within 30 days after the date of the casualty. In such case, this Lease remains in full force and effect, but, except as provided in Section 10.2.3, Basic Rent and Tenant's Share of Excess Expenses for the period during which the Premises are untenantable abate pro rata (based upon the rentable area of the untenantable portion of the Premises as compared with the rentable area of the entire Premises).

11.2. Not Tenantable Within 120 Days.

If fire or other casualty renders the whole or any material part of the Premises untenantable and Landlord determines (in Landlord's reasonable discretion) that it cannot make the Premises tenantable within 120 days after the date of the casualty, then Landlord will so notify Tenant within 30 days after the date of the casualty and may, in such notice, terminate this Lease effective on the date of Landlord's notice. If Landlord makes such determination but does not terminate this Lease as provided in this section, Tenant may terminate this Lease by notifying Landlord within 30 days after the date of Landlord's notice, which termination will be effective 30 days after the date of Tenant's notice.

11.3. Building Substantially Damaged.

Notwithstanding the terms and conditions of Section 11.1, if the Building is damaged or destroyed by fire or other casualty (regardless whether the Premises is affected) and either (a) fewer than 15 months remain in the Term, or (b) the damage reduces the value of the improvements on the Property by more than 50% (as Landlord reasonably determines value before and after the casualty), then, regardless whether Landlord determines (in Landlord's reasonable discretion) that it can make the Building tenantable within 180 days after the date of the casualty, Landlord, at Landlord's option, by notifying Tenant within 30 days after the casualty, may terminate this Lease effective on the date of Landlord's notice.

11.4. Insufficient Proceeds.

Notwithstanding any contrary language in this Article 11, if this Article 11 obligates Landlord to repair damage to the Premises or Building caused by fire or other casualty and Landlord does not receive sufficient insurance proceeds (excluding any deficiency caused by the amount of any policy deductible) to repair all of the damage, or if Landlord's lender does not allow Landlord to use sufficient proceeds to repair all of the damage, then Landlord, at Landlord's option, by notifying Tenant within 30 days after the casualty, may terminate this Lease effective on the date of Landlord's notice.

11.5. Landlord's Repair Obligations.

If this Lease is not terminated under Sections 11.2 through 11.4 following a fire or other casualty, then Landlord will repair and restore the Premises and the Building to as near their condition prior to the fire or other casualty as is reasonably possible with all commercially reasonable diligence and speed (subject to delays caused by Tenant Delay or Force Majeure) and, except as provided in Section 10.2.3, Basic Rent and Tenant's Share of Excess Expenses for the period during which the Premises are untenantable will abate pro rata (based upon the rentable area of the untenantable portion of the Premises as compared with the rentable area of the entire Premises). In no event is Landlord obligated to repair or restore any special equipment or improvements installed by Tenant, or any personal or other property of Tenant. Landlord will, if necessary, equitably adjust Tenant's Share of Excess Expenses Percentage to account for any reduction in the rentable area of the Premises or Building resulting from a casualty.

11.6. Rent Apportionment Upon Termination.

If either Landlord or Tenant terminates this Lease under this Article 11, Landlord will apportion Basic Rent and Tenant's Share of Excess Expenses on a per diem basis and Tenant will pay the Basic Rent and Tenant's Share of Excess Expenses to (a) the date of the fire or other casualty if the event renders the Premises completely untenantable or (b) if the event does not render the Premises completely untenantable, the effective date of such termination (provided that if a portion of the Premises is rendered untenantable, but the remaining portion is tenantable, then, except as provided in Section 10.2.3, Tenant's obligation to pay Basic Rent and Tenant's Share of Excess Expenses abates pro rata [based upon the rentable area of the untenantable portion of the Premises divided by the rentable area of the entire Premises] from the date of the casualty and Tenant will pay the unabated portion of the Rent to the date of such termination).

11.7. Exclusive Casualty Remedy.

The provisions of this Article 11 are Tenant's sole and exclusive rights and remedies in the event of a casualty. To the extent permitted by the Laws, Tenant waives the benefits of any Law that provides Tenant any abatement or termination rights (by virtue of a casualty) not specifically described in this Article 11.

ARTICLE 12.
EMINENT DOMAIN

12.1. Termination of Lease.

If a Condemning Authority desires to effect a Taking of all or any material part of the Property, Landlord will notify Tenant and Landlord and Tenant will reasonably determine whether the Taking will render the Premises unsuitable for Tenant's intended purposes. If Landlord and Tenant conclude that the Taking will render the Premises unsuitable for Tenant's intended purposes, Landlord and Tenant will document such determination and this Lease will terminate as of the date the Condemning Authority takes possession of the portion of the Property taken. Tenant will pay Rent to the date of termination. If a Condemning Authority takes all or any material part of the Building or if a Taking reduces the value of the Property by 50% or more (as reasonably determined by Landlord), regardless whether the Premises is affected, then Landlord, at Landlord's option, by notifying Tenant prior to the date the Condemning Authority takes possession of the portion of the Property taken, may terminate this Lease effective on the date the Condemning Authority takes possession of the portion of the Property taken.

12.2. Landlord's Repair Obligations.

If this Lease does not terminate with respect to the entire Premises under Section 12.1 and the Taking includes a portion of the Premises, this Lease automatically terminates as to the portion of the Premises taken as of the date the Condemning Authority takes possession of the portion taken and Landlord will, at its sole cost and expense, restore the remaining portion of the Premises to a complete architectural unit with all commercially reasonable diligence and speed and will reduce the Basic Rent for the period after the date the Condemning Authority takes possession of the portion of the Premises taken to a sum equal to the product of the Basic Rent provided for in this Lease multiplied by a fraction, the numerator of which is the rentable area of the Premises after the Taking and after Landlord restores the Premises to a complete architectural unit, and the denominator of which is the rentable area of the Premises prior to the Taking. Landlord will also equitably adjust Tenant's Share of Excess Expenses Percentage for the same period to account for the reduction in the rentable area of the Premises or the Building resulting from the Taking. Tenant's obligation to pay Basic Rent and Tenant's Share of Excess Expenses will abate on a proportionate basis with respect to that portion of the Premises remaining after the Taking that Tenant is unable to use during Landlord's restoration for the period of time that Tenant is unable to use such portion of the Premises.

12.3. Tenant's Participation.

Landlord is entitled to receive and keep all damages, awards or payments resulting from or paid on account of a Taking. Accordingly, Tenant waives and assigns to Landlord any interest of Tenant in any such damages, awards or payments. Tenant may make a separate claim and may receive any separate award for damages to or condemnation of Tenant's movable trade fixtures and equipment and for moving expenses; provided however, that Tenant has no right to receive any award for its interest in this Lease or for loss of leasehold.

12.4. Exclusive Taking Remedy.

The provisions of this Article 12 are Tenant's sole and exclusive rights and remedies in the event of a Taking. To the extent permitted by the Laws, Tenant waives the benefits of any Law that provides Tenant any abatement or termination rights or any right to receive any payment or award (by virtue of a Taking) not specifically described in this Article 12.

ARTICLE 13.
TRANSFERS

13.1. Restriction on Transfers.

13.1.1. General Prohibition.

Except as set forth in Section 13.1.2, Tenant will not cause or suffer a Transfer without obtaining Landlord's prior written consent. Landlord may grant or withhold consent in Landlord's sole and absolute discretion. Landlord may also, at Landlord's option by notifying Tenant, terminate this Lease with respect to any portion of the Premises that would be affected by such Transfer. Tenant's request for consent to a Transfer must describe in detail the parties, terms and portion of the Premises affected. Landlord will notify Tenant of Landlord's election to consent, withhold consent and/or terminate within 30 days after receiving Tenant's written request for consent to the Transfer. If Landlord consents to the Transfer, Landlord may impose on Tenant or the transferee such conditions as Landlord, in its sole discretion, deems appropriate. Tenant will, in connection with requesting Landlord's consent, provide Landlord with a copy of any and all documents and information regarding the proposed Transfer and the proposed transferee as Landlord reasonably requests. No Transfer, including, without limitation, a Transfer under Section 13.1.2, releases Tenant from any liability or obligation under this Lease and Tenant remains liable to Landlord after such a Transfer as a principal and not as a surety. If Landlord consents to any Transfer, Tenant will pay to Landlord, as Additional Rent, 50% of any amount Tenant receives on account of the Transfer (excluding reasonable commissions, attorneys' fees, marketing costs and other similar costs and expenses Tenant incurs in connection with the Transfer and certifies to Landlord in writing) in excess of the amounts this Lease otherwise requires Tenant to pay. In no event may Tenant cause or suffer a Transfer to another tenant of the Building. Any attempted Transfer in violation of this Lease is null and void and constitutes an Event of Default under this Lease.

13.1.2. Transfers to Affiliates.

Tenant, without Landlord's consent (provided that Tenant is not in default in the performance of its obligations under this Lease), may cause a Transfer to an Affiliate if Tenant (a) notifies Landlord at least 30 days prior to such Transfer; (b) delivers to Landlord, at the time of Tenant's notice, current financial statements of Tenant and the proposed transferee that are reasonably acceptable to Landlord; and (c) the transferee assumes and agrees in a writing delivered to and reasonably acceptable to Landlord to perform Tenant's obligations under this Lease arising after such Transfer and to observe all terms and conditions of this Lease. Landlord's right described in Section 13.1.1 to share in any profit Tenant receives from a Transfer permitted under this Section 13.1.2 and Landlord's termination right under Section 13.1.1 do not apply to any Transfer this Section 13.1.2 permits.

13.2. Costs.

Tenant will pay to Landlord, as Additional Rent, all costs and expenses Landlord incurs in connection with any Transfer, including, without limitation, reasonable attorneys' fees and costs, regardless whether Landlord consents to the Transfer.

ARTICLE 14.
DEFAULTS; REMEDIES

14.1. Events of Default.

The occurrence of any of the following constitutes an "**Event of Default**" by Tenant under this Lease:

14.1.1. Failure to Pay Rent.

Tenant fails to pay Basic Rent, any monthly installment of Tenant's Share of Excess Expenses or any other Additional Rent amount as and when due and such failure continues for five days after Landlord notifies Tenant of Tenant's failure to pay Rent when due.

14.1.2. Failure to Perform.

Tenant breaches or fails to perform any of Tenant's nonmonetary obligations under this Lease and the breach or failure continues for a period of 30 days after Landlord notifies Tenant of Tenant's breach or failure; provided that if Tenant cannot reasonably cure its breach or failure within a 30 day period, Tenant's breach or failure is not an Event of Default if Tenant commences to cure its breach or failure within the 30 day period and thereafter diligently pursues the cure and effects the cure within a period of time that does not exceed 60 days after the expiration of the 30 day period. Notwithstanding any contrary language contained in this Section 14.1.2, Tenant is not entitled to any notice or cure period before an uncurable breach of this Lease (or failure) becomes an Event of Default.

14.1.3. Misrepresentation.

The existence of any material misrepresentation or omission in any financial statements, correspondence or other information provided to Landlord by or on behalf of Tenant or any Guarantor in connection with (a) Tenant's negotiation or execution of this Lease; (b) Landlord's evaluation of Tenant as a prospective tenant at the Property; (c) any proposed or attempted Transfer; or (d) any consent or approval Tenant requests under this Lease.

14.1.4. Guaranty Default.

Guarantor's default (beyond any applicable notice and grace periods) under any guaranty now or after the Effective Date securing all or any part of Tenant's obligations under this Lease.

14.1.5. Other Defaults.

(a) Tenant makes a general assignment or general arrangement for the benefit of creditors; (b) a petition for adjudication of bankruptcy or for reorganization or rearrangement is filed by Tenant; (c) a petition for adjudication of bankruptcy or for reorganization or rearrangement is filed against Tenant and is not dismissed within 60 days; (d) a trustee or receiver is appointed to take possession of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease and possession is not restored to Tenant within 30 days; or (e) substantially all of Tenant's assets located at the Premises or Tenant's interest in this Lease is subjected to attachment, execution or other judicial seizure not discharged within 30 days. If a court of competent jurisdiction determines that any act described in this section does not constitute an Event of Default, and the court appoints a trustee to take possession of the Premises (or if Tenant remains a debtor in possession of the Premises) and such trustee or Tenant Transfers Tenant's interest hereunder, then Landlord is entitled to receive, as Additional Rent, the amount by which the Rent (or any other consideration) paid in connection with the Transfer exceeds the Rent otherwise payable by Tenant under this Lease.

14.2. Remedies.

Upon the occurrence of any Event of Default, Landlord, at any time and from time to time, and without preventing Landlord from exercising any other right or remedy, may exercise any one or more of the following remedies:

14.2.1. Termination of Tenant's Possession; Re-entry and Reletting Right.

Terminate Tenant's right to possess the Premises by any lawful means with or without terminating this Lease, in which event Tenant will immediately surrender possession of the Premises to Landlord. Unless Landlord specifically states that it is terminating this Lease, Landlord's termination of Tenant's right to possess the Premises is not to be construed as an election by Landlord to terminate this Lease or Tenant's obligations and liabilities under this Lease. In such event, this Lease continues in full force and effect (except for Tenant's right to possess the Premises) and Tenant continues to be obligated for and must pay all Rent as and when due under this Lease. If Landlord terminates Tenant's right to possess the Premises, Landlord is not obligated to but may re-enter the Premises and remove all persons and property from the Premises. Landlord may store any property Landlord removes from the Premises in a public warehouse or elsewhere at the cost and for the account of Tenant. Upon such re-entry, Landlord is not obligated to but may relet all or any part of the Premises to a third party or parties for Tenant's account. Tenant is immediately liable to Landlord for all Re-entry Costs and must pay Landlord the same within five days after Landlord's notice to Tenant. Landlord may relet the Premises for a period shorter or longer than the remaining Term. If Landlord relets all or any part of the Premises, Tenant will continue to pay Rent when due under this Lease and Landlord will refund to Tenant the Net Rent Landlord actually receives from the reletting up to a maximum amount equal to the Rent Tenant paid that came due after Landlord's reletting. If the Net Rent Landlord actually receives from reletting exceeds such Rent, Landlord will apply the excess sum to future Rent due under this Lease. Landlord may retain any surplus Net Rent remaining at the expiration of the Term.

14.2.2. Termination of Lease.

Terminate this Lease effective on the date Landlord specifies in its termination notice to Tenant. Upon termination, Tenant will immediately surrender possession of the Premises to Landlord. If Landlord terminates this Lease, Landlord may recover from Tenant and Tenant will pay to Landlord on demand all damages Landlord incurs by reason of Tenant's default, including, without limitation, (a) all Rent due and payable under this Lease as of the effective date of the termination; (b) any amount necessary to compensate Landlord for any costs or damages arising from Tenant's failure to perform its obligations under this Lease or which in the ordinary course would likely result from Tenant's failure to perform, including, but not limited to, any Re-entry Costs, (c) an amount equal to the amount by which the present worth, as of the effective date of the termination, of the Basic Rent for the balance of the Term remaining after the effective date of the termination (assuming no termination) exceeds the present worth, as of the effective date of the termination, of a fair market Basic Rent for the Premises for the same period (as Landlord reasonably determines the fair market Basic Rent) and (d) Tenant's Share of Excess Expenses to the extent Landlord is not otherwise reimbursed for such Excess Expenses. For purposes of this section, Landlord will compute present worth by utilizing a discount rate of 8% per annum. Nothing in this section limits or prejudices Landlord's right to prove and obtain damages in an amount equal to the maximum amount allowed by the Laws, regardless whether such damages are greater than the amounts set forth in this section.

14.2.3. Present Worth of Rent.

Recover from Tenant, and Tenant will pay to Landlord on demand, an amount equal to the then present worth, as of the effective date of termination, of the aggregate of the Rent and any other charges payable by Tenant under this Lease for the unexpired portion of the Term. Landlord will employ a discount rate of 8% per annum to compute present worth.

14.2.4. Self Help.

Perform the obligation on Tenant's behalf without waiving Landlord's rights under this Lease, at law or in equity and without releasing Tenant from any obligation under this Lease. Tenant will pay to Landlord, as Additional Rent, all sums Landlord pays and obligations Landlord incurs on Tenant's behalf under this section.

14.2.5. Other Remedies.

Any other right or remedy available to Landlord under this Lease, at law or in equity. Landlord may sue periodically to recover damages during the period corresponding to the remainder of the Term, and no action for damages shall bar a later action for damages subsequently accruing.

14.3. Costs.

Tenant will reimburse and compensate Landlord on demand and as Additional Rent for any actual loss Landlord incurs in connection with, resulting from or related to an Event of Default, regardless whether suit is commenced or judgment is entered. Such loss includes all reasonable legal fees, costs and expenses (including paralegal fees and other professional fees and expenses) Landlord incurs investigating, negotiating, settling or enforcing any of Landlord's rights or remedies or otherwise protecting Landlord's interests under this Lease. In addition to the foregoing, Landlord is entitled to reimbursement of all of Landlord's fees, expenses and damages, including, but not limited to, reasonable attorneys' fees and paralegal and other professional fees and expenses, Landlord incurs in connection with protecting its interests in any bankruptcy or insolvency proceeding involving Tenant, including, without limitation, any proceeding under any chapter of the Bankruptcy Code; by exercising and advocating rights under Section 365 of the Bankruptcy Code; by proposing a plan of reorganization and objecting to competing plans; and by filing motions for relief from stay. Such fees and expenses are payable on demand, or, in any event, upon assumption or rejection of this Lease in bankruptcy. Without limitation to the foregoing, should Tenant fail to perform any monetary or nonmonetary obligation under this Lease and such failure shall continue for ten (10) days after notice thereof by Landlord, in addition to the other rights and remedies of Landlord, Landlord may make any such payment and perform any such act on Tenant's part. In the case of an emergency, no prior notification by Landlord shall be required. Landlord may take such actions without any obligation and without releasing Tenant from any of Tenant's obligations. Tenant shall pay to Landlord on demand all sums so paid by Landlord and all incidental costs incurred by Landlord and interest thereon at the Maximum Rate, from the date of payment by Landlord until repaid.

14.4. Waiver and Release by Tenant.

Tenant waives and releases all Claims Tenant may have resulting from Landlord's re-entry and taking possession of the Premises by any lawful means and removing and storing Tenant's property as permitted under this Lease, regardless whether this Lease is terminated, and, to the fullest extent allowable under the Laws, Tenant releases and will indemnify, defend (with counsel reasonably acceptable to Landlord), protect and hold harmless the Landlord Parties from and against any and all Claims occasioned by Landlord's lawful re-entry of the Premises and disposition of Tenant's property. No such reentry is to be considered or construed as a forcible entry by Landlord.

14.5. Landlord's Default.

If Landlord defaults in the performance of any of its obligations under this Lease, Tenant will notify Landlord of the default and Landlord will have 30 days after receiving such notice to cure the default. If Landlord is not reasonably able to cure the default within a 30 day period, Landlord will have an additional reasonable period of time to cure the default as long as Landlord commences the cure within the 30 day period and thereafter diligently pursues the cure. In no event is Landlord liable to Tenant or any other person for consequential, special or punitive damages, including, without limitation, lost profits.

14.6. No Waiver.

Except as specifically set forth in this Lease, no failure by Landlord or Tenant to insist upon the other party's performance of any of the terms of this Lease or to exercise any right or remedy upon a breach thereof, constitutes a waiver of any such breach or of any breach or default by the other party in its performance of its obligations under this Lease. No acceptance by Landlord of full or partial Rent from Tenant or any third party during the continuance of any breach or default by Tenant of Tenant's performance of its obligations under this Lease constitutes Landlord's waiver of any such breach or default. Except as specifically set forth in this Lease, none of the terms of this Lease to be kept, observed or performed by a party to this Lease, and no breach thereof, are waived, altered or modified except by a written instrument executed by the other party. One or more waivers by a party to this Lease is not to be construed as a waiver of a subsequent breach of the same covenant, term or condition. No statement on a payment check from a party to this Lease or in a letter accompanying a payment check is binding on the other party. The party receiving the check, with or without notice to the other party, may negotiate such check without being bound to the conditions of any such statement.

ARTICLE 15.
CREDITORS; ESTOPPEL CERTIFICATES

15.1. Subordination.

This Lease, all rights of Tenant in this Lease, and all interest or estate of Tenant in the Property, is subject and subordinate to the lien of any Mortgage. Tenant, on Landlord's demand, will execute and deliver to Landlord or to any other person Landlord designates any instruments, releases or other documents reasonably required to confirm the self-effectuating subordination of this Lease as provided in this section to the lien of any Mortgage. The subordination to any future Mortgage provided for in this section is expressly conditioned upon the mortgagee's agreement that as long as Tenant is not in default in the payment of Rent or the performance and observance of any covenant, condition, provision, term or agreement to be performed and observed by Tenant under this Lease, beyond any applicable grace or cure period this Lease provides Tenant, the holder of the Mortgage will not disturb Tenant's rights under this Lease. The lien of any existing or future Mortgage will not cover Tenant's moveable trade fixtures or other personal property of Tenant located in or on the Premises.

15.2. Attornment.

If any ground lessor, holder of any Mortgage at a foreclosure sale or any other transferee acquires Landlord's interest in this Lease, the Premises or the Property, Tenant will attorn to the transferee of or successor to Landlord's interest in this Lease, the Premises or the Property (as the case may be) and recognize such transferee or successor as landlord under this Lease. Tenant waives the protection of any statute or rule of law that gives or purports to give Tenant any right to terminate this Lease or surrender possession of the Premises upon the transfer of Landlord's interest.

15.3. Mortgagee Protection Clause.

Tenant will give the holder of any Mortgage, by certified mail and at the same time as Tenant notifies Landlord, a copy of any notice of default Tenant serves on Landlord, provided that Landlord or the holder of the Mortgage previously notified Tenant (by way of notice of assignment of rents and leases or otherwise) of the address of such holder. Tenant further agrees that if Landlord fails to cure such default within the time provided for in this Lease, then Tenant will provide written notice of such failure to such holder and such holder will have an additional 15 days within which to cure the default. If the default cannot be cured within the additional 15 day period, then the holder will have such additional time as may be necessary to effect the cure if, within the 15 day period, the holder has commenced and is diligently pursuing the cure (including without limitation commencing foreclosure proceedings if necessary to effect the cure).

15.4. Estoppel Certificates.

15.4.1. Contents.

Upon Landlord's written request, Tenant will execute, acknowledge and deliver to Landlord a written statement in form satisfactory to Landlord certifying: (a) that this Lease (and all guaranties, if any) is unmodified and in full force and effect (or, if there have been any modifications, that the Lease is in full force and effect, as modified, and stating the modifications); (b) that this Lease has not been cancelled or terminated; (c) the last date of payment of Rent and the time period covered by such payment; (d) whether there are then existing any breaches or defaults by Landlord under this Lease known to Tenant, and, if so, specifying the same; (e) specifying any existing claims or defenses in favor of Tenant against the enforcement of this Lease (or of any guaranties); and (f) such other factual statements as Landlord, any lender, prospective lender, investor or purchaser may request. Tenant will deliver the statement to Landlord within 10 Business Days after Landlord's request. Landlord may give any such statement by Tenant to any lender, prospective lender, investor or purchaser of all or any part of the Property and any such party may conclusively rely upon such statement as true and correct.

15.4.2. Failure to Deliver.

If Tenant does not timely deliver the statement referenced in Section 15.4.1 to Landlord, Landlord may execute and deliver the statement to any third party on behalf of Tenant and Landlord and any lender, prospective lender, investor or purchaser may conclusively presume and rely, except as otherwise represented by Landlord, (a) that the terms and provisions of this Lease have not been changed; (b) that this Lease has not been cancelled or terminated; (c) that not more than one month's Rent has been paid in advance; and (d) that Landlord is not in default in the performance of any of its obligations under this Lease. In such event, Tenant is estopped from denying the truth of such facts.

ARTICLE 16.
TERMINATION OF LEASE

16.1. Surrender of Premises.

Tenant will surrender the Premises to Landlord at the expiration or earlier termination of this Lease in good order, condition and repair, reasonable wear and tear, permitted Alterations and damage by casualty or condemnation excepted, and will surrender all keys to the Premises to Property Manager or to Landlord at the place then fixed for Tenant's payment of Basic Rent or as Landlord or Property Manager otherwise direct. Tenant will also inform Landlord of all combinations on locks, safes and vaults, if any, in the Premises or on the Property. Subject to Section 17.3, Tenant will at such time remove all of its property from the Premises and, if Landlord so requires, all specified Alterations and improvements Tenant placed on the Premises. Tenant will promptly repair any damage to the Premises caused by such removal. If Tenant does not surrender the Premises in accordance with this section, Tenant releases and will indemnify, defend (with counsel reasonably acceptable to Landlord) protect and hold harmless Landlord from and against any Claim resulting from Tenant's delay in so surrendering the Premises, including, without limitation, any Claim made by any succeeding occupant founded on such delay. All property of Tenant not removed on or before the last day of the Term is deemed abandoned. Tenant appoints Landlord as Tenant's agent to remove, at Tenant's sole cost and expense, all of Tenant's property from the Premises upon termination of this Lease and to cause its transportation and storage for Tenant's benefit, all at the sole cost and risk of Tenant, and Landlord will not be liable for damage, theft, misappropriation or loss thereof or in any manner in respect thereto.

16.2. Holding Over.

If Tenant possesses the Premises after the Term expires or is otherwise terminated without executing a new lease but with Landlord's written consent, Tenant is deemed to be occupying the Premises as a tenant from month-to-month, subject to all provisions, conditions and obligations of this Lease applicable to a month-to-month tenancy and any other reasonable conditions of Landlord's consent, except that (a) Basic Rent will equal the greater of Basic Rent payable by Tenant in the last Lease Year of the Term or Landlord's then current basic rent for the Premises according to Landlord's rental rate schedule for prospective tenants, and (b) either Landlord or Tenant may terminate the month-to-month tenancy at any time upon 30 days prior written notice to the other party. If Tenant possesses the Premises after the Term expires or is otherwise terminated without executing a new lease and without Landlord's written consent, Tenant is deemed to be occupying the Premises without claim of right (but subject to all terms and conditions of this Lease) and, in addition to Tenant's liability for failing to surrender possession of the Premises as provided in Section 16.1, Tenant will pay Landlord a charge for each day of occupancy after expiration of the Term in an amount equal to double Tenant's then-existing Rent (on a daily basis).

ARTICLE 17.
ADDITIONAL PROVISIONS

17.1. Initial Improvements.

17.1.1. Landlord's Improvements.

Landlord will provide, at no cost to Tenant, the Landlord's Improvements. Landlord will either stockpile or install, as designated by Landlord, Landlord's Improvements.

17.1.2. Tenant's Improvements.

Landlord will cause to be constructed, at Tenant's sole cost and expense, all Tenant's Improvements. Tenant's Improvements will be designed as described in this Section 17.1. Tenant will pay all of Landlord's direct and indirect costs of causing the Tenant's Improvements to be designed and installed, plus 6% of the sum of all such direct and indirect costs for Landlord's overhead and profit. Such costs of Landlord may include, without limitation, space planning costs, construction document preparation costs, design costs, construction drawing costs, general conditions, construction costs and all costs Landlord incurs in connection with obtaining permits for the Tenant's Improvements. All Tenant's Improvements become the property of Landlord and a part of the Building immediately upon installation.

17.1.3. Improvement Allowance.

Landlord will credit an amount, not to exceed the Improvement Allowance, against Tenant's obligation to pay for the design and installation of the Tenant's Improvements. Landlord is not obligated to pay or incur any amounts that exceed the Improvement Allowance. If the cost of Tenant's Improvements exceeds the Improvement Allowance, Tenant will pay the excess to Landlord in cash as Additional Rent. Tenant will also pay, as Additional Rent, all of Landlord's costs (including lost rent) resulting from Tenant Delays. Landlord may, at Landlord's option, either require that Tenant pay to Landlord in advance an amount equal to the amount by which Landlord estimates the cost of the Tenant Improvements will exceed the Improvement Allowance, or bill Tenant for the actual cost in excess of the Improvement Allowance accompanied by reasonable documentation of such costs. In either case Tenant shall pay to Landlord the amount billed by Landlord within 10 days after delivery of Landlord's bill. If Tenant is initially billed based on estimated costs, then when actual cost information becomes available, either Landlord shall reimburse to Tenant any overpayment, or Tenant shall pay to Landlord any underpayment, within ten days after request by the other.

17.1.4. Contractor.

Contractor is the general contractor for all Tenant's Improvements.

17.1.5. Space Plan.

Tenant has provided Landlord with a space plan for the Tenant Improvements, attached as **Exhibit C**.

17.1.6. Working Drawings and Specifications.

Landlord will provide Tenant with proposed Construction Plans for the Improvements, consistent with Exhibit C and Exhibit F. Tenant will approve or disapprove the Construction Plans in writing within five Business Days after Landlord delivers the Construction Plans to Tenant. Tenant will not withhold its approval except for reasonable cause. Tenant shall not have the right to request any revisions to the Landlord Improvements, or that would be inconsistent with the Clarifications and Assumptions in Exhibit F. If Tenant fails to respond within the five Business Day period, Landlord, at Landlord's option, either may deem such silence as Tenant's approval of the Construction Plans, or determine not to proceed further until Tenant has given its approval of the Construction Plans. Any delay from Tenant's disapproval of the Construction Plans (other than timely reasonable disapproval of the originally-submitted Construction Plans), from requested changes to Construction Plans (other than in response to timely reasonable disapproval of the originally-submitted Construction Plans), or from failure to timely respond to the Construction Plans, shall be Tenant Delay. Tenant shall submit with any disapproval the revisions that Tenant requests to achieve Tenant's approval. Tenant's proposed revisions will be processed in accordance with Section 17.1.7. After the Construction Plans are approved or deemed approved, Landlord will submit the same for permits and construction bids. If any Tenant-requested modifications require the ordering of long lead time items that will delay Substantial Completion of Tenant's Improvements, such delay will be considered Tenant Delay.

Landlord will exercise commercially reasonable efforts to notify Tenant of long lead time items of the Tenant Improvements that will delay Substantial Completion of Tenant's Improvements.

17.1.7. Changes to Construction Plans.

If Landlord approves Tenant's proposed revisions to Construction Plans (whether Tenant proposes such revisions prior to permitting or thereafter), Landlord will notify Tenant of the estimated additional cost and the anticipated delay attributable to Tenant caused by such revisions. Tenant will approve or disapprove the increased cost and delay within five Business Days after Landlord's notice. If Tenant timely approves the additional cost and delay from such revisions, Landlord will modify the Construction Plans accordingly, which will be deemed approved with such revisions. If Tenant disapproves, or does not timely approve, the additional cost and delay, Tenant will be deemed to have withdrawn its proposed revisions, and to have approved the original Construction Plans without such revisions. If Landlord stops work pending resolution of a proposed revision, then any delay resulting from the work stoppage will constitute a Tenant Delay.

17.1.8. Tenant's Representative.

Tenant designates Daniel Wahlin as Tenant's representative to notify Landlord of any revisions to the Construction Plans as described in Section 17.1.7 and to provide any notices or directions to Landlord regarding the Tenant's Improvements.

17.1.9. Substantial Completion.

Landlord will use commercially reasonable efforts to achieve Substantial Completion of Tenant's Improvements on or before the Delivery Date, subject to Tenant Delays and delays caused by Force Majeure.

17.1.10. Punch List.

Within 20 days after Substantial Completion, Landlord and Tenant will inspect the Premises and develop a Punch List. Landlord will complete (or repair, as the case may be) the items described on the Punch List with commercially reasonable diligence and speed, subject to delays caused by Tenant Delays and Force Majeure. If Tenant refuses to inspect the Premises with Landlord within the 20 day period, Tenant is deemed to have accepted the Premises as delivered, subject to Section 17.1.11.

17.1.11. Construction Warranty.

Landlord warrants Tenant's Improvements against defective workmanship and materials for a period of one year after Substantial Completion. Landlord's sole obligation under this warranty is to repair or replace, as necessary, any defective item caused by poor workmanship or materials if Tenant notifies Landlord of the defective item within such one year period. Landlord has no obligation to repair or replace any item after such one year period expires. Tenant must strictly comply with the Warranty Terms. **THE WARRANTY TERMS PROVIDE TENANT WITH ITS SOLE AND EXCLUSIVE REMEDIES FOR INCOMPLETE OR DEFECTIVE WORKMANSHIP OR MATERIALS OR OTHER**

DEFECTS IN THE PREMISES IN LIEU OF ANY CONTRACT, WARRANTY OR OTHER RIGHTS, WHETHER EXPRESSED OR IMPLIED, THAT MIGHT OTHERWISE BE AVAILABLE TO TENANT UNDER APPLICABLE LAW. ALL OTHER WARRANTIES ARE EXPRESSLY DISCLAIMED.

17.2. Parking.

During the term of this Lease, Tenant shall have the right to designate four (4) parking stalls as for the exclusive use of Tenant, as shown on Exhibit C-1. Tenant shall have the right in common with other tenants to park in up to 12 additional unreserved stalls, on a first-come basis. Landlord shall have no obligation to enforce Tenant's parking rights.

17.3. Sign and Drive-through

Tenant shall have the right, at Tenant's sole expense, to install an identification sign ("Sign"), and to construct a drive-through facility ("Drive-Through"), subject to the terms and conditions of this Section 17.3. Tenant's right to installation of the Sign and Drive-Through shall be contingent upon Tenant's obtaining approval by Landlord of their design and Tenant's obtaining all requisite permits and approvals from the City of Tigard, including without limitation approvals for the elimination of three (3) on-site parking stalls for the Drive-Through, necessary revisions to the landscaping plan of the Project, and design approval of the Sign and Drive-Through. Tenant acknowledges that Landlord's approval of design of the Drive-Through includes, without limitation, traffic access and underground tubing, if any. Tenant shall deliver a copy of all such permits and approvals to Landlord before construction proceeds. Landlord shall provide reasonable assistance to Tenant in Tenant's prosecution of requisite permits and approvals. Tenant's installation of the Sign and Drive-Through shall be subject to all the terms of this Lease with respect to Alterations, and the Sign and Drive-Through shall be treated as Alterations for all other purposes of this Lease, including Tenant's responsibility to maintain, repair, replace, insure, and indemnify for these items and their use. Upon expiration or earlier termination of this Lease, (i) if Tenant does not exercise its Extension Option, then if Landlord so requests, Tenant shall remove the Sign and Drive-Through and leave the affected areas in substantially their original condition, including restoration of any hardscape and landscaping affected by or removed as a result of their installation, within 30 days after Lease termination, and otherwise will leave the Drive-Through in place; or (ii) if Tenant exercises its Extension Option, Tenant may, but need not, remove the Drive-Through within 30 days after Lease termination, provided if it removes the Drive-Through it shall do so in accordance with clause (i). If the Drive-Through is left in place, Tenant shall deliver it to Landlord in operating condition. Tenant may apply any unused portion of the Improvement Allowance to defray the costs of design, permitting and construction of the Sign and Drive-Through.

ARTICLE 18.
MISCELLANEOUS PROVISIONS

18.1. Notices.

All Notices must be in writing and must be sent by personal delivery, United States registered or certified mail (postage prepaid) or by an independent overnight courier service, addressed to the addresses specified in the Basic Terms or at such other place as either party may designate to the other party by written notice given in accordance with this section. Notices given by mail are deemed effective three Business Days after the party sending the Notice deposits the Notice with the United States Post Office. Notices delivered by courier are deemed effective on the next Business Day after the day the party delivering the Notice timely deposits the Notice with the courier for overnight (next day) delivery.

18.2. Transfer of Landlord's Interest.

If Landlord Transfers any interest in the Premises for any reason other than collateral security purposes, the transferor is automatically relieved of all obligations on the part of Landlord accruing under this Lease from and after the date of the Transfer, provided that the transferee assumes all of Landlord's obligations accruing subsequent to the Transfer and further provided that the transferor delivers to the transferee any funds the transferor holds in which Tenant has an interest (such as a security deposit). Except as specifically set forth in the first sentence of this Section, Landlord's covenants and obligations in this Lease bind each successive Landlord only during and with respect to its respective period of ownership. However, notwithstanding any such Transfer, the transferor remains entitled to the benefits of Tenant's indemnity and insurance obligations (and similar obligations) under this Lease with respect to matters arising or accruing during the transferor's period of ownership.

18.3. Successors.

The covenants and agreements contained in this Lease bind and inure to the benefit of Landlord, its successors and assigns, bind Tenant and its successors and assigns and inure to the benefit of Tenant and its permitted successors and assigns.

18.4. Captions and Interpretation.

The captions of the articles and sections of this Lease are to assist the parties in reading this Lease and are not a part of the terms or provisions of this Lease. Whenever required by the context of this Lease, the singular includes the plural and the plural includes the singular.

18.5. Relationship of Parties.

This Lease does not create the relationship of principal and agent, or of partnership, joint venture, or of any association or relationship between Landlord and Tenant other than that of landlord and tenant.

18.6. Entire Agreement; Amendment.

The Basic Terms and all exhibits, addenda and schedules attached to this Lease are incorporated into this Lease as though fully set forth in this Lease and together with this Lease contain the entire agreement between the parties with respect to the improvement and leasing of the Premises. All prior and contemporaneous negotiations, including, without limitation, any letters of intent or other proposals and any drafts and related correspondence, are merged into and superseded by this Lease. No subsequent alteration, amendment, change or addition to this

Lease (other than to the Building Rules) is binding on Landlord or Tenant unless it is in writing and signed by the party to be charged with performance.

18.7. Severability.

If any covenant, condition, provision, term or agreement of this Lease is, to any extent, held invalid or unenforceable, the remaining portion thereof and all other covenants, conditions, provisions, terms and agreements of this Lease, will not be affected by such holding, and will remain valid and in force to the fullest extent permitted by law.

18.8. Landlord's Limited Liability.

Tenant will look solely to Landlord's interest in the Property and property insurance proceeds for recovering any judgment or collecting any obligation from Landlord or any other Landlord Party. Tenant agrees that neither Landlord nor any other Landlord Party will be personally liable for any judgment or deficiency decree.

18.9. Survival.

All of Tenant's obligations under this Lease (together with interest on payment obligations at the Maximum Rate) accruing prior to expiration or other termination of this Lease survive the expiration or other termination of this Lease. Further, all of Tenant's release, indemnification, defense and hold harmless obligations under this Lease survive the expiration or other termination of this Lease, without limitation.

18.10. Attorneys' Fees.

If either Landlord or Tenant commences any litigation or judicial action to determine or enforce any of the provisions of this Lease, the prevailing party in any such litigation or judicial action or in any appeal or review of any such litigation or judicial action is entitled to recover all of its costs and expenses (including, but not limited to, reasonable attorneys' fees, costs and expenditures) from the nonprevailing party.

18.11. Brokers.

Landlord and Tenant each represents and warrants to the other that it has not had any dealings with any realtors, brokers, finders or agents in connection with this Lease (except as may be specifically set forth in the Basic Terms) and releases and will indemnify, defend and hold the other harmless from and against any Claim based on the failure or alleged failure to pay any realtors, brokers, finders or agents (other than any brokers specified in the Basic Terms) and from any cost, expense or liability for any compensation, commission or changes claimed by any realtors, brokers, finders or agents (other than any brokers specified in the Basic Terms) claiming by, through or on behalf of it with respect to this Lease or the negotiation of this Lease. Landlord will pay any brokers named in the Basic Terms in accordance with the applicable listing agreement for the Property.

18.12. Governing Law.

This Lease is governed by, and must be interpreted under, the internal laws of the State. Any suit arising from or relating to this Lease must be brought in the County or, if the suit is brought in federal court, in any federal court appropriate for suits arising in the County; Landlord and Tenant waive the right to bring suit elsewhere.

18.13. Time is of the Essence.

Time is of the essence with respect to the performance of every provision of this Lease in which time of performance is a factor.

18.14. Joint and Several Liability.

All parties signing this Lease as Tenant and any Guarantor(s) of this Lease are jointly and severally liable for performing all of Tenant's obligations under this Lease.

18.15. Tenant's Waiver.

Any claim Tenant may have against Landlord for default in performance of any of Landlord's obligations under this Lease is deemed waived unless Tenant notifies Landlord of the default within 90 days after Tenant knew or should have known of the default.

18.16. Tenant's and Guarantor's Organizational Documents; Authority.

If Tenant or Guarantor, if any, is an entity, Tenant, within 10 days after Landlord's written request, will deliver or cause to be delivered to Landlord (a) Certificate(s) of Good Standing from the state of formation of Tenant and Guarantor, if any, and, if different, the State, confirming that Tenant and Guarantor, if any, is in good standing under the laws governing formation and qualification to transact business in such state(s); and (b) a resolution of Tenant and Guarantor, if any, with Secretary's and Incumbency Certificate, authorizing Tenant's execution of this Lease or Guaranty, as applicable, and the person signing the Lease and Guaranty on Tenant's and Guarantor's, if any, behalf to sign the Lease and Guaranty. Tenant and each individual signing this Lease on behalf of Tenant represents and warrants that they are duly authorized to sign on behalf of and to bind Tenant and that this Lease is a duly authorized obligation of Tenant.

18.17. Provisions are Covenants and Conditions.

All provisions of this Lease, whether covenants or conditions, are deemed both covenants and conditions.

18.18. Force Majeure.

If Landlord is delayed or prevented from performing any act required in this Lease (excluding, however, the payment of money) by reason of Tenant Delay or Force Majeure, Landlord's performance of such act is excused for the longer of the period of the delay or the period of delay caused by such Tenant Delay or Force Majeure and the period of the performance of any such act will be extended for a period equivalent to such longer period.

18.19. Management.

Property Manager is authorized to manage the Property. Landlord appointed Property Manager to act as Landlord's agent for leasing, managing and operating the Property. The Property Manager then serving is authorized to accept service of process and to receive and give notices and demands on Landlord's behalf.

18.20. Financial Statements.

Tenant will, prior to Tenant's execution of this Lease and within 10 days after Landlord's request at any time during the Term, deliver to Landlord complete, accurate and up-to-date financial statements with respect to Tenant and any Guarantor(s) or other parties obligated upon this Lease, which financial statements must be (a) prepared according to generally accepted accounting principles consistently applied, and (b) certified by an independent certified public accountant or by Tenant's (or Guarantor's, as the case may be) chief financial officer that the same are a true, complete and correct statement of Tenant's (or Guarantor's) financial condition as of the date of such financial statements.

18.21. Quiet Enjoyment.

Landlord covenants that Tenant will quietly hold, occupy and enjoy the Premises during the Term, subject to the terms and conditions of this Lease, free from molestation or hindrance by Landlord or any person claiming by, through or under Landlord, if Tenant pays all Rent as and when due and keeps, observes and fully satisfies all other covenants, obligations and agreements of Tenant under this Lease.

18.22. No Recording.

Tenant will not record this Lease or a Memorandum of this Lease without Landlord's prior written consent, which consent Landlord may grant or withhold in its sole and absolute discretion.

18.23. Nondisclosure of Lease Terms.

The terms and conditions of this Lease constitute proprietary information of Landlord that Tenant will keep confidential. Tenant's disclosure of the terms and conditions of this Lease could adversely affect Landlord's ability to negotiate other leases and impair Landlord's relationship with other tenants. Accordingly, Tenant, without Landlord's consent (which consent Landlord may grant or withhold in its sole and absolute discretion), will not directly or indirectly disclose the terms and conditions of this Lease to any other tenant or prospective tenant of the Building or to any other person or entity other than Tenant's employees and agents who have a legitimate need to know such information (and who will also keep the same in confidence).

18.24. Construction of Lease and Terms.

The terms and provisions of this Lease represent the results of negotiations between Landlord and Tenant, each of which are sophisticated parties and each of which has been represented or been given the opportunity to be represented by counsel of its own choosing, and neither of which has acted under any duress or compulsion, whether legal, economic or otherwise. Consequently, the terms and provisions of this Lease must be interpreted and construed in accordance with their usual and customary meanings, and Landlord and Tenant each waive the application of any rule of law that ambiguous or conflicting terms or provisions contained in this Lease are to be interpreted or construed against the party who prepared the executed Lease or any earlier draft of the same. Landlord's submission of this instrument to Tenant for examination or signature by Tenant does not constitute a reservation of or an option to lease and is not effective as a lease or otherwise until Landlord and Tenant both execute and deliver this Lease. The parties agree that, regardless of which party provided the initial form of this Lease, drafted or modified one or more provisions of this Lease, or compiled, printed or copied this Lease, this Lease is to be construed solely as an offer from Tenant to lease the Premises, executed by Tenant and provided to Landlord for acceptance on the terms set forth in this Lease, which acceptance and the existence of a binding agreement between Tenant and Landlord may then be evidenced only by Landlord's execution of this Lease.

Landlord and Tenant each caused this Lease to be executed and delivered by its duly authorized representative to be effective as of the Effective Date.

Dated: 9/27/04

LANDLORD:

OPUS REAL ESTATE/OREGON IV L.L.C., a Delaware limited liability company

By: [signature]
Name: [signature]
Title: VP

Dated: 9/20/04

TENANT:

COLUMBIA COMMUNITY BANK CORPORATION, an Oregon corporation

By: [signature]
Name: Rick R. Ridgy
Title: PRESIDENT

::ODMA\PCDOCS\PORTLAND\453292\6

EXHIBIT "A"
DEFINITIONS

"**Additional Rent**" means any charge, fee or expense (other than Basic Rent) payable by Tenant under this Lease, however denoted.

"**Affiliate**" means any person or entity that, directly or indirectly, controls, is controlled by or is under common control with Tenant, and any entity which succeeds to Tenant by merger. For purposes of this definition, "control" means possessing the power to direct or cause the direction of the management and policies of the entity by the ownership of a majority of the voting interests of the entity.

"**Alteration**" means any change, alteration, addition or improvement to the Premises or Property.

"**Bankruptcy Code**" means the United States Bankruptcy Code as the same now exists and as the same may be amended, including any and all rules and regulations issued pursuant to or in connection with the United States Bankruptcy Code now in force or in effect after the Effective Date.

"**Basic Rent**" means the basic rent amounts specified in the Basic Terms.

"**Basic Terms**" means the terms of this Lease identified as the "Basic Terms" before Article 1 of the Lease.

"**BOMA Standards**" means the "Standard Method for Measuring Floor Area in Office Buildings" approved June 7, 1996 by the American National Standards Institute, Inc. and the Building Owners and Managers Association International (ANSI/BOMA Z65.1-1996).

"**Building**" means that certain office building be on the Land in which the Premises are located.

"**Building Rules**" means those certain rules attached to this Lease as **EXHIBIT "E,"** as Landlord may amend the same from time to time.

"**Business Days**" means any day other than Saturday, Sunday or a legal holiday in the State.

"**Business Hours**" means Monday through Friday from 7:00 a.m. to 6:00 p.m. and on Saturdays from 8:00 a.m. to 1:00 p.m., excluding holidays.

"**Certificate of Occupancy**" means a certificate of occupancy or similar document or permit (whether conditional, unconditional, temporary or permanent) that must be obtained from the appropriate governmental authority as a condition to a tenant's lawful occupancy of space in the Building.

"**City**" means the City of Tigard, Oregon.

"Claims" means all claims, actions, demands, liabilities, damages, costs, penalties, forfeitures, losses or expenses, including, without limitation, reasonable attorneys' fees and the costs and expenses of enforcing any indemnification, defense or hold harmless obligation under the Lease.

"Commencement Date" means the earlier of (a) the date of Substantial Completion of the Tenant's Improvements or (b) the date Tenant commences business operations in the Premises; or (c) the date Substantial Completion of Tenant's Improvements would have occurred but for Tenant Delay.

"Commencement Date Memorandum" means the form of memorandum attached to the Lease as **EXHIBIT "D."**

"Common Area" means the parking area, driveways, lobby areas, multi-tenant corridors, landscaped areas and ponds, if any, and other areas of the Property Landlord may designate from time to time as common area available to all tenants.

"Condemning Authority" means any person or entity with a statutory or other power of eminent domain.

"Construction Plans" means the working drawings and specifications Landlord prepares for the Improvements, based on the space plan attached as **Exhibit C** and the specifications attached as **Exhibit F**.

"Contractor" means Opus Northwest, LLC.

"County" means Washington County, Oregon.

"Delivery Date" means the target date for Landlord's delivery of the Premises to Tenant, which is ______ weeks after the last to occur of the following events: (i) this Lease has been fully executed; (ii) all appropriate permits have been issued for the Improvements; (iii) the Construction Plans have achieved all required approvals under this Lease.

"Effective Date" means the date Landlord executes this Lease, as indicated on the signature page.

"Event of Default" means the occurrence of any of the events specified in Section 14.1 of the Lease.

"Excess Expenses" means the total amount of Property Taxes and Operating Expenses due and payable with respect to the Property during any calendar year of the Term after 2004 in excess of the Expense Base (inclusive of Property Taxes and Operating Expenses) multiplied by the rentable square feet of the Property.

"Floor Plan" means the floor plan attached to the Lease as **EXHIBIT "C."**

"Force Majeure" means acts of God; strikes; lockouts; labor troubles; inability to procure materials; inclement weather; governmental laws or regulations; casualty; orders or directives of any legislative, administrative, or judicial body or any governmental department; inability to timely obtain any governmental licenses, permissions or authorities (despite commercially reasonable pursuit of such licenses, permissions or authorities), including without limitation building permits; and other similar or dissimilar causes beyond Landlord's reasonable control.

"Hazardous Materials" means any of the following, in any amount: (a) any petroleum or petroleum product, asbestos in any form, urea formaldehyde and polychlorinated biphenyls; (b) any radioactive substance; (c) any toxic, infectious, reactive, corrosive, ignitable or flammable chemical or chemical compound; and (d) any chemicals, materials or substances, whether solid, liquid or gas, defined as or included in the definitions of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "solid waste," or words of similar import in any federal, state or local statute, law, ordinance or regulation now existing or existing on or after the Effective Date as the same may be interpreted by government offices and agencies.

"Hazardous Materials Laws" means any federal, state or local statutes, laws, ordinances or regulations now existing or existing after the Effective Date that control, classify, regulate, list or define Hazardous Materials or require remediation of Hazardous Materials contamination.

"Improvement Allowance" means the amount (per rentable square foot of the Premises) specified in the Basic Terms to be applied to the costs of designing and installing Tenant's Improvements.

"Improvements" means, collectively, Landlord's Improvements and Tenant's Improvements.

"Land" means that certain real property legally described on the attached **EXHIBIT "B."**

"Landlord" means only the owner or owners of the Property at the time in question.

"Landlord Parties" means Landlord and Property Manager and their respective officers, directors, partners, shareholders, members and employees.

"Landlord's Improvements" means the core and shell work described in Part 1 of the Clarifications and Assumptions attached as **EXHIBIT "F."**

"Laws" means any law, regulation, rule, order, statute or ordinance of any governmental or private entity in effect on or after the Effective Date and applicable to the Property or the use or occupancy of the Property, including, without limitation, Hazardous Materials Laws, Building Rules and Permitted Encumbrances.

"Lease" means this Office Lease Agreement, as the same may be amended or modified after the Effective Date.

"Maximum Rate" means interest at a rate equal to the lesser of (a) 15% per annum or (b) the maximum interest rate permitted by law.

"Mortgage" means any mortgage, deed of trust, ground lease, "synthetic" lease, security interest or other security document of like nature that at any time may encumber all or any part of the

Property and any replacements, renewals, amendments, modifications, extensions or refinancings thereof, and each advance (including future advances) made under any such instrument.

"Net Rent" means all rental Landlord actually receives from any reletting of all or any part of the Premises, less any indebtedness from Tenant to Landlord other than Rent (which indebtedness is paid first to Landlord) and less the Re-entry Costs (which costs are paid second to Landlord).

"Notices" means all notices, demands or requests that may be or are required to be given, demanded or requested by either party to the other as provided in the Lease.

"Operating Expenses" means all expenses Landlord incurs in connection with maintaining, repairing and operating the Property, as determined by Landlord's accountant in accordance with generally accepted accounting principles consistently followed, including, but not limited to, the following: insurance premiums and deductible amounts under any insurance policy; maintenance and repair costs; steam, electricity, water, sewer, gas and other utility charges; fuel; lighting; window washing; janitorial services; trash and rubbish removal; property association fees and dues and all payments under any Permitted Encumbrance (except Mortgages) affecting the Property; wages payable to persons at the level of manager and below whose duties are connected with maintaining and operating the Property (but only for the portion of such persons' time allocable to the Property), together with all payroll taxes, unemployment insurance, vacation allowances and disability, pension, profit sharing, hospitalization, retirement and other so-called "fringe benefits" paid in connection with such persons (allocated in a manner consistent with such persons' wages); amounts paid to contractors or subcontractors for work or services performed in connection with maintaining and operating the Property; all costs of uniforms, supplies and materials used in connection with maintaining, repairing and operating the Property; any expense imposed upon Landlord, its contractors or subcontractors pursuant to law or pursuant to any collective bargaining agreement covering such employees; all services, supplies, repairs, replacements or other expenses for maintaining and operating the Property; costs of complying with Laws; reasonable management fees and the costs (including rental) of maintaining a building or management office in the Building; and such other expenses as may ordinarily be incurred in connection with maintaining and operating an office complex similar to the Property. The term "Operating Expenses" also includes expenses Landlord incurs in connection with public sidewalks adjacent to the Property, any pedestrian walkway system (either above or below ground) and any other public facility to which Landlord or the Property is from time to time subject in connection with operating the Property. The term "Operating Expenses" does not include the cost of any capital improvement to the Property other than replacements required for normal maintenance and repair (if considered capital items under GAAP, then the cost shall be amortized over its useful life); the cost of repairs, restoration or other work occasioned by fire, windstorm or other insured casualty other than the amount of any deductible under any insurance policy (regardless whether the deductible is payable by Landlord in connection with a capital expenditure); expenses Landlord incurs in connection with leasing or procuring tenants or renovating space for new or existing tenants; legal expenses incident to Landlord's enforcement of any lease; interest or principal payments on any mortgage or other indebtedness of Landlord; or allowance or expense for depreciation or amortization. Notwithstanding the foregoing, if Landlord installs equipment in, or makes improvements or alterations to, the Property to reduce energy, maintenance or other costs, or to comply with any

Laws, Landlord may include in Operating Expenses reasonable charges for interest paid on the investment and reasonable charges for depreciation of the investment so as to amortize the investment over the reasonable life of the equipment, improvement or alteration on a straight line basis.

"Permitted Encumbrances" means all Mortgages, liens, easements, declarations, encumbrances, covenants, conditions, reservations, restrictions and other matters now or after the Effective Date affecting title to the Property.

"Premises" means that certain space situated in the Building shown and designated on the Floor Plan and described in the Basic Terms.

"Property" means, collectively, the Land, Building and all other improvements on the Land.

"Property Manager" means the property manager specified in the Basic Terms or any other agent Landlord may appoint from time to time to manage the Property.

"Property Taxes" means any general real property tax, improvement tax, assessment, special assessment, reassessment, commercial rental tax, tax, in lieu tax, levy, charge, penalty or similar imposition imposed by any authority having the direct or indirect power to tax, including but not limited to, (a) any city, county, state or federal entity, (b) any school, agricultural, lighting, drainage or other improvement or special assessment district, (c) any governmental agency, or (d) any private entity having the authority to assess the Property under any of the Permitted Encumbrances. The term "Property Taxes" includes all charges or burdens of every kind and nature Landlord incurs in connection with using, occupying, owning, operating, leasing or possessing the Property, without particularizing by any known name and whether any of the foregoing are general, special, ordinary, extraordinary, foreseen or unforeseen; any tax or charge for fire protection, street lighting, streets, sidewalks, road maintenance, refuse, sewer, water or other services provided to the Property. The term "Property Taxes" does not include Landlord's state or federal income, franchise, estate or inheritance taxes. If Landlord is entitled to pay, and elects to pay, any of the above listed assessments or charges in installments over a period of two or more calendar years, then only such installments of the assessments or charges (including interest thereon) as are actually paid in a calendar year will be included within the term "Property Taxes" for such calendar year.

"Punch List" means a list of Tenant's Improvements items that were either (a) not properly completed by Contractor or (b) in need of repair, which list is prepared in accordance with Section 17.1.10.

"Re-entry Costs" means all costs and expenses Landlord incurs re-entering or reletting all or any part of the Premises, including, without limitation, all costs and expenses Landlord incurs (a) maintaining or preserving the Premises after an Event of Default; (b) recovering possession of the Premises, removing persons and property from the Premises (including, without limitation, court costs and reasonable attorneys' fees) and storing such property; (c) reletting, renovating or altering the Premises; and (d) real estate commissions, advertising expenses and similar expenses paid or payable in connection with reletting all or any part of the Premises. "Re-entry Costs" also includes the value of free rent and other concessions Landlord gives in connection with re-entering or reletting all or any part of the Premises.

"Rent" means, collectively, Basic Rent and Additional Rent.

"State" means the State of Oregon.

"Structural Alterations" means any Alterations involving the structural, mechanical, electrical, plumbing, fire/life safety or heating, ventilating and air conditioning systems of the Building.

"Substantial Completion" means either (a) the date a Certificate of Occupancy is issued for the Premises or (b) if the City or other appropriate authority does not require that a Certificate of Occupancy or other similar document be issued for the Premises, the date Tenant is reasonably able to occupy and use the Premises for its intended purposes; provided, however, that if either of the events subparagraph (a) or (b) describes is delayed or prevented because of work Tenant is responsible for performing in the Premises, "Substantial Completion" means the date that Landlord has performed all of Landlord's work that is necessary for either of the events subparagraph (a) or (b) describes to occur and Landlord has made the Premises available to Tenant for the performance of Tenant's work.

"Taking" means the exercise by a Condemning Authority of its power of eminent domain on all or any part of the Property, either by accepting a deed in lieu of condemnation or by any other manner.

"Tenant" means the tenant identified in the Lease and such tenant's permitted successors and assigns. In any provision relating to the conduct, acts or omissions of "Tenant," the term "Tenant" includes the tenant identified in the Lease and such tenant's agents, employees, contractors, invitees, successors, assigns and others using the Premises or on the Property with Tenant's expressed or implied permission.

"Tenant Delay" means, subject to Section 17.1.6, any delay caused or contributed to by Tenant, including, without limitation, with respect to Tenant's Improvements, Tenant's failure to timely prepare or approve a space plan for Tenant's Improvements, Tenant's failure to timely prepare or approve the Construction Plans and any delay from any revisions Tenant proposes to Construction Plans, and any other delay described in this Lease as Tenant Delay.

"Tenant's Improvements" means all initial improvements to the Premises to be performed by Landlord (other than Landlord's Improvements).

"Tenant's Share of Excess Expenses" means the product obtained by multiplying the amount of Excess Expenses for the period in question by the Tenant's Share of Excess Expenses Percentage.

"Tenant's Share of Excess Expenses Percentage" means the percentage specified in the Basic Terms, as such percentage may be adjusted in accordance with the terms and conditions of this Lease.

"Term" means the initial term of this Lease specified in the Basic Terms and, if applicable, any renewal term then in effect.

"Transfer" means an assignment, mortgage, pledge, transfer, sublease, license, or other encumbrance or conveyance (voluntarily, by operation of law or otherwise) of this Lease or the Premises or any interest in this Lease or the Premises. The term "Transfer" also includes any assignment, mortgage, pledge, transfer or other encumbering or disposal (voluntarily, by operation of law or otherwise) of any ownership interest in Tenant or any Guarantor that results or could result in a change of control of Tenant or any Guarantor.

"Warranty Terms" means, collectively, the punch list and construction warranty provisions of Section 17.1 of the Lease.

EXHIBIT "B"
LEGAL DESCRIPTION OF THE LAND

PARCEL I:

Beginning at the Northeast corner of the Adam Shaver Donation Land Claim; thence running South along said claim line 80 rods; thence East 40 rods; thence North to the center of Fanno Creek; thence up stream along the center of Fanno Creek to the center of the County Bridge across Fanno Creek; thence in a Northwesterly direction along the center of the county road to the section line between Sections 12 and 13, in Township 2 South of Range 1 West of the Willamette Meridian; thence West 40 rods on said section line to the place of beginning, all being in Section 13, Township 2 South, Range 1 West, of the Willamette Meridian in the County of Washington and State of Oregon.

EXCEPTING THEREFROM however, the lands heretofore conveyed to the Oregon Electric Railway Co. by Deed recorded in Book 75, page 35, the lands heretofore conveyed to Harry and Elizabeth Hamback by Deed recorded in Book 118, page 158, the lands heretofore conveyed to Make P. Ochs by Deed recorded in Book 143, page 343, and corrected by Book 150, page 454 and the lands heretofore conveyed to Robert F. Swain and Gladys L. Swain by Deed recorded in Book 150, page 452.

ALSO EXCEPT that portion conveyed to Portland General Electric Company by Deed recorded March 22, 1974 in Book 967, page 562.

ALSO EXCEPT that portion conveyed to Unified Sewerage Agency by Deed recorded May 1, 1974 in Book 972, page 292.

ALSO EXCEPT that portion conveyed to Tigard School District No. 23J by Deed recorded August 15, 1988 as Fee No. 88-35795.

ALSO EXCEPT that portion lying West of the West line of the Northeast one-quarter of the Northwest one-quarter of Section 13, Township 2 South, Range 1 West, of the Willamette Meridian.

ALSO EXCEPT that portion conveyed to Hugo F. Mackey and Helen Marie Mackey by Deed recorded in Book 232, page 587.

ALSO EXCEPT:

A tract of land in the Northeast quarter and Northwest quarter of Section 13, Township 2 South, Range 1 West, of the Willamette Meridian, in the City of Tigard, County of Washington and State of Oregon, more particularly described as follows:

Beginning at the Southwesterly corner of that tract of land conveyed to David Metzger in the Deed recorded as Document Number 98139624, Washington County Deed Records; thence South 88°36'44" East, 119.59 feet to a point on the Southerly extension of the Easterly line of said tract per Document Number 98139624; thence Northerly along said Southerly extension North 01°29'08" East, 10.89 feet to the Southeasterly corner of said Metzger Tract; thence along the Southerly line thereof South 86°11'03" West, 120.10 feet to the point of beginning.

ALSO EXCEPT:

A tract of land in the Northeast quarter and Northwest quarter of Section 13, Township 2 South, Range 1 West, of the Willamette Meridian, in the City of Tigard, County of Washington and State of Oregon, more particularly described as follows:

Commencing at the Southwesterly corner of that tract of land conveyed to David Metzger in the Deed recorded as Document Number 98139624, Washington County Deed Records; thence South 88°36'44" East, 119.59 feet to the true point of beginning; thence continuing South 88°36'44" East, 233.53 feet to the Southerly extension of the Easterly line of the tract conveyed to David G. Metzger and Dianne S. Metzger in the Deed recorded as Document Number 83008504; thence Northerly along said Southerly extension line North 01°25'11" East, 32.16 feet to the Southeasterly corner of said tract per Document Number 83008504; thence along the Southerly line thereof South 86°11'03" West, 234.50 feet to the Southeasterly corner of the tract per Document Number 98139624; thence South 01°29'08" West, 10.89 feet to the true point of beginning.

PARCEL II:

Beginning at an iron in the center of County Road No. 23, said beginning point being 1871.4 feet South 89°58' East and 127.0 feet South 58°48' East from the corner of Sections 11, 12, 13 and 14, Township 2 South, Range 1 West, of the Willamette Meridian, in the County of Washington and State of Oregon; running thence South 671.0 feet, more or less, to the center of Fanno Creek; thence up the center of said creek with the meanderings thereof in a Northeasterly direction 850 feet, more or less, to the center of said County Road No. 23; thence North 58°48' West 548 feet, more or less, to the place of beginning.

EXCEPT that portion taken in Decree of Condemnation entered April 29, 1997 in Washington County Circuit Case No. C95-1061CV for road purposes.

PARCEL III:

Beginning at the same beginning point as in Parcel II above; thence South 671.0 feet, more or less, to the center of Fanno Creek; thence down the center of said creek with the meanderings thereof in Southwesterly direction 32.2 feet; thence North 683 feet to the center of said County Road No. 23; thence South 58°48' East 37.86 feet to the place of beginning.

EXCEPT that portion taken in Decree of Condemnation entered April 29, 1997 in Washington County Circuit Case No. C95-1061CV for road purposes.

PARCEL IV:

Being a part of the Northwest quarter of Section 13, Township 2 South, Range 1 West, of the Willamette Meridian, in the County of Washington and State of Oregon, and being more particularly described as follows:

Beginning at a point on the West line of that certain second tract in Section 13, Township 2 South, Range 1 West, of the Willamette Meridian, conveyed to Harry Hamback by Deed recorded in Book 118, page 158 of the Washington County Deed Records, said beginning point being South 89°58' East 1871.4 feet South 58°48' East 89.1 feet and South 283.8 feet from the Northwest corner of said Section 13; and running thence South 398.2 feet to the center of Fanno Creek at the Southwest corner of said Hamback land; thence following up the center of said creek Easterly a distance of 32.3 feet to a point on the East line of the Och's land; thence South along the East line of said Och's land a distance of 354.8 feet to an iron pipe on the Northerly boundary of the Oregon Electric Railway right of way; thence South 57°49' West along said railway right of way boundary a distance of 205.6 feet to an iron pipe; thence North 37°29' West 265.0 feet to an iron pipe; thence North 27°40' West 151.7 feet to an iron pipe; thence along a 150.8 foot radius curve right a distance of 237.9 feet to an iron pipe, the long chord of said curve being North 17°31' East 213.6 feet; thence North 62°42' East 168.5 feet to an iron pipe; thence East 149.3 feet to an iron pipe which is 10.0 feet West from the West line of the said Hamback land; thence North and always 10.0 feet West from the said Hamback line a distance of 236.9 feet to the South boundary of that certain tract conveyed to Mike Och's by Deed recorded in Book 143, page 343 of the said record of deeds; thence East 10.0 feet to the place of beginning.

EXCEPT that portion conveyed to Portland General Electric Company by Deed recorded March 22, 1974 in Book 967, page 562.

ALSO EXCEPT that portion conveyed to Unified Sewerage Agency by Deed recorded May 1, 1974 in Book 972, page 292.

FURTHER EXCEPTING THEREFROM a tract of land in the Northwest quarter of Section 13, Township 2 South, Range 1 West, of the Willamette Meridian, in the City of Tigard, County of Washington and State of Oregon, more particularly described as follows:

Beginning at a 5/8" iron rod, set in Survey Number 22455, Washington County Survey Records, at the intersection of the Northwesterly right of way line of the Oregon Electric Railroad (now the Burlington Northern Railroad) with a line drawn north and south parallel and 1980 feet (30 chains) East of the West line of said Section 13; thence North 01°34'45" East, 358.11 feet to the centerline of Fanno Creek; thence along said centerline South 77°41'16" East, 3.23 feet; thence South 01°25'11" West, 354.87 feet to the aforementioned Northwesterly right of way line of the Oregon Electric Railroad; thence along said right of way line South 59°14'16" West, 4.93 feet to the point of beginning.

PARCEL V:

Beginning at a point in the center of County Road No. 23 which beginning point is South 89°58' East 1871.4 feet and South 58°48' East 89.1 feet from the Northwest corner of said Section 13, said beginning point being also at the Northwest corner of second tract conveyed to Harry Hamback by Deed recorded at page 158 of Book 118 of the record of deeds for Washington County, Oregon, and running thence South 283.8 feet to the South line of that certain tract conveyed to Mike Ochs by Deed recorded at page 343 of Book 143 of said record of deeds; thence West 10.0 feet; thence North 289.0 feet to a point in the center of said road; thence South 58°48' East 11.7 feet to the place of beginning.

EXHIBIT "C"
FLOOR PLAN

For Lease — Southwest Center

7632 SW Durham Road - Tigard, Oregon



Floor Plan


3,965 SF

Location Map



COLLIERS INTERNATIONAL

Colliers International
601 SW Second Avenue, Suite 1500
Portland, Oregon 97204, USA
Tel: 503.223.3123 Fax: 503.227.2447
www.colliers.com

Cliff Finnell, SIOR
503.499.0063
Cliff.Finnell@colliers.com

Mike Thomas, SIOR
503.499.0059
Mike.Thomas@colliers.com

INDUSTRIAL | OFFICE | RETAIL | INVESTMENT | PROPERTY MANAGEMENT

EXHIBIT "C-1"
LOCATION OF RESERVED PARKING STALLS


FOUR (4)
RESERVED STALLS
1
2
3
4
THAM ROAD
8' SIDEWALK

EXHIBIT "C-2"
SIGN SPECIFICATIONS


COLUMBIA
COMMUNITY BANK
DRIVE THRU
BANKING
RAMSAY SIGNS
0 4 3 6 3


RAMSAY SIGNS
COLUMBIA
COMMUNITY BANK
COLUMBIA
COMMUNITY BANK

EXHIBIT "D"
COMMENCEMENT DATE MEMORANDUM

THIS MEMORANDUM is made and entered into as of [_______________, ____] by and between OPUS REAL ESTATE OREGON IV, L.L.C., a Delaware limited liability company ("Landlord") and [____________________] ("Tenant").

RECITALS:

1. Landlord and Tenant are party to a certain Multitenant Office Lease Agreement dated as of [________, ____] ("Lease"), relating to certain premises ("Premises") located in the building commonly known as Southwest Center, located at 7630 SW Durham Road, Tigard, Oregon ("Building").

2. Landlord and Tenant desire to confirm the Commencement Date (as such term is defined in the Lease) and the date the [initial] Term of the Lease expires [and the notice date(s) and expiration date(s) of any renewal Term(s) provided to Tenant under the Lease].

ACKNOWLEDGMENTS:

Pursuant to Section 1.2.3 of the Lease and in consideration of the facts set forth in the Recitals, Landlord and Tenant acknowledge and agree as follows:

1. All capitalized terms not otherwise defined in this Memorandum have the meanings ascribed to them in the Lease.

2. The Commencement Date under the Lease is [___________].

3. The [initial] Term of the Lease expires on [_____________], unless the Lease is sooner terminated in accordance with the terms and conditions of the Lease.

[4. Tenant must exercise its right to the ________________renewal Term, if at all, by notifying Landlord no later than ___________________, subject to the conditions and limitations set forth in the Lease.]

[5. The ____ renewal Term expires on _________________.]

Landlord and Tenant each caused this Memorandum to be executed by its duly authorized representative as of the day and date written above. This Memorandum may be executed in counterparts, each of which is an original and all of which constitute one instrument.

LANDLORD:

OPUS REAL ESTATE OREGON IV, a Delaware limited liability company

By: ______________________________
Name: ____________________________
Its: ______________________________

TENANT:

[______________________________]

By: ______________________________
Name: ____________________________
Its: ______________________________

EXHIBIT "E"
BUILDING RULES

1. Tenant, its agents, employees, contractors, licensees, customers and invitees must not obstruct sidewalks, entrances, passages, corridors, vestibules, halls, elevators, or stairways in and about the property which are used in common with other tenants and their agents, employees, contractors, licensees, customers and invitees, and which are not a part of the premises. Tenant must not place objects against glass partitions or doors or windows which would be unsightly from the building corridors or from the exterior of the building, or that would interfere with the operation of any device, equipment, radio, television broadcasting or reception from or within the office complex or elsewhere and must not place or install any projections, antennas, aerials or similar devices inside or outside of the premises or on the building.

2. No awning or other projection shall be attached to the outside walls of the office complex. No curtains, blinds, shades or screens visible from the exterior of the office complex or visible from the exterior of the premises, shall be attached to or hung in, or used in connection with any window or door of the premises without the prior written consent of landlord.

3. Unless expressly permitted by landlord, tenant must not attach any lock to any door or window or make or cause to be made any keys for any door other than those provided by landlord; provided that tenant may install additional security locks to the exterior doors so long as tenant provides landlord with a copy of the key and so long they are also subject to override by the master key for the project. If tenant desires more than two keys for one lock, landlord may provide the same upon payment by tenant. Upon termination of this lease or of tenant's right to possess the premises, tenant must provide landlord with all combinations to safes, cabinets and vaults.

4. Tenant must install any carpeting cemented down by tenant with a releasable adhesive. If tenant violates the foregoing, landlord may charge its costs to remove the carpet to tenant.

5. Tenant must not allow any bicycle or other vehicle, or any dog, other than guide dogs for the visually impaired, or other animal in the offices, halls, corridors, or elsewhere in the building.

6. Tenant must not throw anything out of the door or windows, or down any passageways or elevator shafts.

7. Canvassing, soliciting, and peddling in the building is prohibited and each tenant must cooperate to prevent the same.

8. Vending machines must not be installed without landlord's permission.

9. Smoking and the use of any tobacco product is prohibited in the building.

10. Tenant, its agents, employees, contractors, licensees, customers and invitees must, when using the common parking facilities, if any, in and around the building, observe and obey all signs regarding fire lanes and no parking zones, and when parking always park between the designated lines. Landlord reserves the right to tow away, at the expense of the owner, any improperly parked vehicle. All vehicles are parked at the sole risk of the owner, and landlord assumes no responsibility for any damage to or loss of vehicles. No vehicle may be parked overnight. Tenant, its servants, employees, customers, invitees and guests must not park any trailers, boats or tractors in the common parking facilities. Tenant shall not park, nor allow its employees, agents, or invitees collectively to park, in excess of the number of parking spaces identified in Section 17.2 in the parking facilities at any point in time. At Landlord's request, Tenant shall provide to Landlord a current and accurate list of all license plate numbers of vehicles parked by Tenant and its employees at the parking facilities.

11. At all times, (a) persons may enter the building only in accordance with landlord's regulations, (b) persons entering or departing from the building may be questioned as to their business in the building, and (c) all entries into and departures from the building must take place through such one or more entrances as landlord from time to time designates; provided, however, anything herein to the contrary notwithstanding, landlord is not liable for any lack of security in respect to the building whatsoever. Landlord reserves the right to require tenant to use an identification card or other access device to access the building and the right to require persons entering the building to register the hour of entry and departure, nature of visit and other information landlord determines is necessary for security in the building. Landlord will normally not enforce clauses (a), (b) and (c) above from 7:00 a.m. to 6:00 p.m., Monday through Friday, and from 8:00 a.m. To 1:00 p.m. on Saturdays, but it reserves the right to do so or not to do so at any time at its sole discretion. In case of invasion, mob, riot, public excitement, or other commotion, Landlord reserves the right to prevent access to the building during the continuance of the same by closing the doors or otherwise, for the safety of the tenants or the protection of the building and the property therein. In no case is Landlord liable for damages for any error or other action taken with regard to the admission to or exclusion from the building of any person.

12. Tenant must lock all entrance doors to the premises when the premises are not in use.

13. All safes, equipment or other heavy articles shall be carried in or out of the premises only at such time and in such manner as shall be prescribed in writing by landlord, and landlord shall in all cases have the right to specify the proper position of any such safe, equipment or other heavy article, which shall only be used by tenant in a manner which will not interfere with or cause damage to the leased premises or the building in which they are located, or to the other tenants or occupants of said building. Tenant shall be responsible for any damage to the building or the property of its employees or others and injuries sustained by any person whomsoever resulting from the use or moving of such articles in or out of the leased premises, and shall make all repairs and improvements required by landlord or governmental authorities in connection with the use or moving of such articles.

14. Wherever in these building rules and regulations the word "tenant" occurs, it is understood and agreed that such term includes tenant's agents, employees, contractors, licensees, customers and invitees. Wherever the word "landlord" occurs, it is understood and agreed that such term includes landlord's assigns, agents, employees and contractors.

15. Tenant must observe faithfully and comply strictly with the foregoing rules and regulations and such other and further appropriate rules and regulations as landlord may from time to time adopt.

EXHIBIT "F"
IMPROVEMENTS SPECIFICATIONS

COLUMBIA COMMERCIAL BANK
Southwest Center
Tenant Improvement
07/27/04

CLARIFICATIONS AND ASSUMPTIONS

OUTLINES SPECIFICATIONS FOR THE COLUMBIA COMMERCIAL BANK TENANT IMPROVEMENT

GENERAL NOTES:

- ALL WORK WILL BE PERFORMED DURING NORMAL BUSINESS HOURS
- Estimate based on TI Design Group Drawings dated 07/14/2004. Specifications were **NOT** included with the drawings.
- This C & A references preliminary estimated dated July 27th 2004.
- Approximate office space to be 3,965 SF (all office).
- Project is located at 7630 S. W. Durham Road, Tigard OR 97230.
- Construction duration will be a 40 working day duration. The tenant Improvement construction delivery date to be established after OPUS Northwest has received the last of the following: Signed Lease, approved construction documents, approved budget, notice to proceed, and a valid Building Permit.

DIVISION 1 - GENERAL CONDITIONS:

- Project Management time budgeted for this project assumes the notice to proceed will be issued prior to 08/31/2004.
- Estimated Permit fees are included at $ 1,116.00 as an allowance.
- Estimated Architectural fees are included at @$4,163.00 as an allowance.
- Space to be final cleaned and ready for move in. Final clean to include the following:
  *Clean interior side of exterior windows.
  *Clean interior window sills.
  *Vacuum carpet and wipe rubber base.
  *Wipe down all doors and jambs.
  Clean and seal VCT and sheet vinyl floors.
  *Project Manager
  *Superintendent

DIVISION 5 - METALS:

- N\A

DIVISION 6 - CARPENTRY:

- Install plywood backing for casework, restroom equipment.
- Install one (1) plywood backboard for telephone equipment.
- Breakroom to receive eight (8) lf of lower and upper plastic laminate cabinets

DIVISION 7 – THERMAL AND MOISTURE PROTECTION:

- Install R-11 sound insulation at all new walls.

DIVISION 8 - DOORS & WINDOWS:

- Supply and install two (2) new storefront type entry doors @ an allowance of $ 15,000.00.
- Supply and install one (1) solid core flush plain sliced natural birch prefinished building standard rear exit door, jamb and hardware to existing corridor.
- Supply and install thirteen (13) 3'0" x 8'0" flush plain sliced natural birch prefinished building standard doors, jambs and hardware.

DIVISION 9 - FINISHES:

- Drywall to be level 4 finish ready for paint.
- Demising partition to adjoining tenant to be insulated (54 lf).
- Perimeter walls to be insulated (192 lf).
- Interior columns to be framed and rocked (3 ea).
- Interior partitions at relites to be non-insulated (83 lf).
- Interior partitions at no-relite wall to be sound insulated (191 lf).
- Partition to window mullion closers (1 ea).
- Walls to be installed to underside of grid with a black reveal.
- Paint to be per finish schedule, one (1) coat primer, and two (2) coats interior latex enamel.
- All walls to receive 4" rubber base.
- Non-hard surface floors to receive building standard Shaw Global or Metro carpet.
- Restrooms to receive sheet vinyl floors coved 6" at walls.
- Breakroom, file\work room, vault, server and entry vestibule to receive VCT flooring (tenant to supply walk-off mat @ entry if required).
- Ceilings to be building standard Acoustical ceiling.
- Wet walls in restrooms to receive plastic laminate wainscot at a height of 4'.
- Restroom walls not covered with wainscot to receive white epoxy paint.
- Restrooms hardware to include one (1) 24" x 30" stainless steel framed mirror, one (1) toilet paper holder, one (1) seat cover dispenser, one (1) paper towel\waste dispenser, one (1) sanitary napkin disposal (women's room only) and two (2) grab bars.

DIVISION 12- FURNISHINGS:

- Supply and install building standard horizontal window blinds.
- One (1) ADA dishwasher.
- One (1) garbage disposal.

DIVISION 15 - MECHANICAL:

PLUMBING

- Restroom to receive one (1) lavatory and one (1) toilet each.
- One (1) single kitchen sink.
- One (1) 20 gallon water heater.

FIRE SPRINKLER SYSTEM

- Required design drawings and Permits.
- Tenant improvement system designed for light hazard (office) occupancy in accordance with NFPA 13.
- Chrome recessed sprinkler heads in suspended ceiling.
- Fire alarm system.

HVAC

- Required design drawings and Permits
- Duct distribution.
- Ductwork and insulation.
- Thermostats
- Grilles, registers, and diffusers
- All air balancing.
- Two (2) restroom exhaust fans.

DIVISION 16 - ELECTRICAL:

- Required design drawings and permit.
- Standard duplex outlets (18).
- Dedicated duplex outlets (7).
- GFI outlets (3).
- Fourplex dedicated outlet (1).
- Dedicated floor outlet\data (5).
- Tele\date mud rings (20) with pull wires only for data and voice systems.
- Single pole light switches (13).
- Three-way light switches (2).
- Supply and install new 2x4 light fixtures (39).
- Life Safety revisions.
- Vault electrical allowance of $800.00.

Tenant Improvement Exclusions:

- Furniture and furniture panels.
- Wiring in furniture panels.
- Vault work other than drywall, paint, flooring, fan connection and lighting.
- Tenant card access and security system and associated door hardware.
- Teller line casework.
- Data and voice cabling.
- Accent paint.
- Wall coverings
- Installation and wiring of tenant provided systems.
- Communication, data, and computer systems.
- Signage in tenant space.
- Refrigerator.
- Vending machines.
- Night deposit and concrete enclosure.
- Any BOL equipment and connections.
- Any work related to the remote drive-up.
- UPS systems or back-up power.
- Armor Coat (security film) at glazing.
- Door viewers.
- Dedicated cooling.
- Anything not listed in above inclusions.

CONSENT OF INDEPENDENT ACCOUNTANTS UNDER REGULATION A

We hereby agree to the use in the Offering Circular constituting part of this Offering Statement (SEC file no. 24-10098) under the Regulation A exemption from the registration provisions of the 1933 Securities Act filed on November 5, 2004, of our report dated March 2, 2004, on the consolidated balance sheet of Columbia Commercial Bancorp as of December 31, 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which appear in the Offering Circular.

Moss Adams LLP

Portland, Oregon
November 5, 2004

CONSENT OF INDEPENDENT CONSULTANT

We hereby consent to being named in the offering statement, filed with the Securities and Exchange Commission by Columbia Commercial Bancorp ("Issuer") pursuant to Regulation A under the Securities Act of 1933, as an independent consultant that provided the Issuer's board of directors with an evaluation of the reasonable range for the Issuer's stock price. We also consent to the summary description in the offering statement of the factors we considered in our evaluation.

ALEX SHESHUNOFF & CO.

By: Richard Place
Its: Director

Date: October 29, 2004

Consent and Certification by Underwriter

1. The undersigned, acting as placement agent on a best efforts basis, hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by Columbia Commercial Bancorp, pursuant to Regulation A in connection with a proposed offering of Columbia Commercial Bancorp common stock, no par value per share, to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the offering statement thereto, and do not omit any information required to be stated therein with respect to any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular of a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such person, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

D.A. DAVIDSON & CO.

Daren J. Shaw

By: Daren J. Shaw
Its: Managing Director

Date: September 8, 2004

FOSTER PEPPER TOOZE LLP
ATTORNEYS AT LAW

November 3, 2004

Board of Directors
Columbia Commercial Bancorp
314 E. Main St.
Hillsboro, Oregon 97123

Re: Offering of 250,000 Shares of Common Stock

Ladies and Gentlemen:

This firm has acted as counsel to Columbia Commercial Bancorp in connection with a proposed offering (the "Offering") of up to 250,000 shares of its common stock (the "Shares") pursuant to an Offering Statement (the "Offering Statement") on Form 1-A filed with the Securities and Exchange Commission.

In the course of our representation we have examined the Offering Statement, copies of the Articles of Incorporation, Bylaws, and excerpts of minutes of meetings of the Board of Directors of the Company. We have also received from officers of the Company certain other documents, corporate records, certificates and representations concerning factual matters. We have reviewed such documents and certificates, made such inquiries of public officials, and made such review of laws as we consider necessary for purposes of this opinion. We have relied as to matters of fact upon the above documents and investigation. We have assumed without investigation the genuineness of all signatures, the authenticity and completeness of all documents submitted to us as originals and the conformity to authentic and complete original documents of all documents submitted to us as certified or photostatic copies.

Based upon the foregoing and subject to the qualifications and exceptions heretofore and hereinafter set forth, we are of the opinion that the Shares have been duly authorized by the Company, and that, when the Offering Statement is qualified by the Securities and Exchange Commission, applicable state "blue sky" securities laws have been complied with, and the Company has issued the Shares in the manner described in the Offering Statement, the Shares will be validly issued, fully paid and non-assessable.

ANCHORAGE PORTLAND SEATTLE SPOKANE
601 SW Second Avenue / Suite 1800 / Portland, OR 97204.3171 / 503.221.0607 / FAX 503.221.1510

This opinion is limited to the laws of the State of Oregon and applicable federal laws of the United States of America, and to the facts bearing on this opinion as they exist on the date of this letter. We disclaim any obligation to review or supplement this opinion or to advise you of any changes in the circumstances, laws or events that may occur after this date or otherwise update this opinion.

We consent to the use of this opinion as an exhibit to the Offering Statement and to any required filings made with any applicable state securities regulatory authority, and we consent to the reference to our name under the caption "Legal Matters" in the offering circular forming a part of the Offering Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the General Rules and Regulations of the Securities and Exchange Commission.

Very truly yours,

Foster Pepper Tooze LLP

FOSTER PEPPER TOOZE LLP

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hillsboro, State of Oregon, on September __, 2004.

Columbia Commercial Bancorp

By: ______________________
Rick A. Roby, President and
Chief Executive Officer

Each person whose signature appears below constitutes and appoints Rick A. Roby, Donald Kane, Frederick S. Johnson, and each of them, with full power to act alone without the other, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Offering Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any applicable state agency, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of Regulation A, this offering statement has been signed by the following persons in the capacities indicated on September __, 2004.

Signature	Capacity
Rick A. Roby	President, Chief Executive Officer and Director (Principal Executive Officer)
Randy V. Blake	Chief Financial Officer and Vice President Columbia Community Bank (Principal Financial and Accounting Officer)
Anita M. Sharman	Director

Patrick J. Culligan	Director
John M. Godsey, Jr.	Director
Donald B. Kane	Director
Martin D. Quandt	Director
John C. Richards	Director
Joseph T. Rose	Director
James E. Wagenblast	Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hillsboro, State of Oregon, on November 4, 2004.

Columbia Commercial Bancorp

By: ______________________
Rick A. Roby, President and
Chief Executive Officer

In accordance with the requirements of Regulation A, this offering statement has been signed by the following persons in the capacities indicated on November 4, 2004.

Signature	Capacity
______________________ Rick A. Roby	President, Chief Executive Officer and Director (Principal Executive Officer)
______________________ Randy V. Blake	Chief Financial Officer and Vice President Columbia Community Bank (Principal Financial and Accounting Officer)
* Anita M. Sharman	Director
* Patrick J. Culligan	Director
* John M. Godsey, Jr.	Director
* Donald B. Kane*	Director

*	Director
Martin D. Quandt	
*	Director
John C. Richards	
*	Director
Joseph T. Rose	
*	Director
James E. Wagenblast*	

*

By: Rick Roby as Attorney-in-fact